

2022
Annual Report

HERITAGE COMMERCE CORP

2022 Annual Report | On Form 10-K

2023 Notice of Annual Meeting of Shareholders | 2023 Annual Meeting Proxy Statement

Vision Statement

Heritage Commerce Corp and Heritage Bank of Commerce will be recognized by the business community as the business bank of choice in our markets and an employer of choice where everyone has the opportunity to thrive.

Mission Statement

Heritage Commerce Corp and Heritage Bank of Commerce will employ trusted values of relationship and customer-focused community business banking, combined with competitive technology, to provide solutions for the banking needs of businesses, professional organizations, non-profits and community groups and their employees. We will treat all of our stakeholders with fairness and urgency.



Notice of 2023 Annual Meeting and Proxy Statement

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| Letter to Our Shareholders

April 13, 2023

Dear Fellow Shareholders:

On behalf of our Board of Directors, thank you for your loyal support of, and investment in, Heritage Commerce Corp (the "Company"). In 2022, we continued to successfully execute our strategic business plan. We reported the most profitable year in the Company's nearly 30 year history, with net income of $66.6 million for the full year, exceeding our 2021 record earnings by $18.9 million.

We ended the year with $5.2 billion in total assets, well above pre-pandemic levels before COVID-19 dominated 2020. The continued resilience of our franchise was also evident in the positive performance of our credit metrics in 2022, with nonperforming loans lower by 35% and classified assets lower by 57%, compared to year-end 2021. For the year ended December 31, 2022, our performance metrics were also compelling, with a return on average tangible assets of 1.27% and a return on average tangible common equity of 15.57%.

The Company is executing a focused strategy to deliver long-term value for its clients, investors, team members, and community. In light of current market conditions, we continue to take an integrated approach to our oversight obligations, including core governance practices and risk management. As the Greater San Francisco Bay Area's premier business bank, we look forward to continuing to grow our franchise in one of the most vibrant markets in the country.

2022 Highlights:

- Year-over-year profitability improved by 40% to $66.6 million, or $1.09 per average diluted common share, due primarily to a 23% increase in net interest income and solid growth in loans.
- Our net interest margin improved by 52 basis points to 3.57% in 2022 from 3.05% in 2021. The net interest margin was 4.10% for the fourth quarter 2022.
- At year-end 2022, total assets were $5.2 billion with total loans increasing 7% compared to a year ago.
- Credit quality improved substantially with nonperforming loans declining $1.3 million from 2021 to 0.05% of total assets, while the allowance for credit losses on loans was 1.44% of total loans.
- In July 2022, Jan Coonley, SPHR, was hired as Executive Vice President, Chief People and Diversity Officer, supporting the Company's mission to enhance employee experiences, while expanding Diversity, Equity, Inclusion and Belonging ("DEIB") efforts.
- In late July 2022, we announced the opening of a new Oakland banking office at 1111 Broadway, Suite 1650, reaffirming the Heritage Bank of Commerce's (the "Bank") commitment to support the growth of our clients and communities.
- In September 2022, Robertson "Clay" Jones was named President and Chief Executive Officer of both the Company and the Bank, after Walter T. Kaczmarek retired from the Company and the Bank. Mr. Jones had served as President of since 2019 after serving almost a decade at Presidio Bank. Mr. Jones was also named to both the Bank and Company Board of Directors.
- Capital levels and liquidity positions all remain strong. With a solid earnings performance, a large diversified core deposit base and excellent credit quality, we believe we have a solid foundation upon which to continue to grow our franchise.

We are pleased to announce that our exceptional financial results for 2022 have been complemented by the recent publication of our inaugural Environmental, Social, and Governance ("ESG") Social Responsibility Report. Our Company is proud of the progress we have made in advancing DEIB and we continue to support these initiatives across the organization.

We would like to express our sincere gratitude to Walter T. Kaczmarek and Robert T. Moles for their many years of guidance and stewardship as directors of the Company and the Bank. Their contributions will undoubtedly continue to resonate within the Company for years to come.

We look forward to your participation in our Annual Meeting. Your views are important to us, and we encourage you to read these proxy materials and to vote your shares "FOR" each of our director nominees and "FOR" each proposal.

As we continue to expand our franchise in the Greater San Francisco Bay Area, we remain committed to assisting our clients in achieving financial security while also participating in the revitalization of the communities we serve. We take great pride in our solid operating performance in 2022 and look forward to further growth in the future.

Thank you for your continued support and confidence in our Company.

Sincerely,

Jack W. Conner
Chairman of the Board

Robertson Clay Jones
President and Chief Executive Officer

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Notice of Annual Meeting of Shareholders



Date:
Thursday, May 25, 2023



Time:
1:00 p.m., Pacific Daylight Time (PDT)



Location:
Virtual Annual Meeting

Items of Business:

1. To elect 10 members of the Board of Directors, each for a term of one year;

2. To approve the Heritage Commerce Corp 2023 Equity Incentive Plan;

3. To approve the advisory proposal on the Company's 2022 executive compensation;

4. To ratify the selection of Crowe LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023; and

5. To transact such other business as may properly come before the meeting, and any adjournment or postponement.

Record Date:

You can vote if you are a shareholder of record on March 27, 2023.

Mailing Date:

The proxy materials are being distributed to our shareholders on or about April 13, 2023, and include our Annual Report on Form 10-K, Notice of Annual Meeting, this proxy statement, and proxy or voting instruction card.

Important Notice Regarding the Internet Availability of Proxy Materials:

The proxy statement and 2022 Annual Report on Form 10-K are available at *www.heritagecommercecorp.com*. **Your Vote is Important.** Please vote as promptly as possible by using the Internet or telephone or by signing, dating and returning the enclosed proxy card.

VIRTUAL ANNUAL MEETING

The Annual Meeting will be held in a virtual-only meeting format, via live video webcast that will provide shareholders with the ability to participate in the Annual Meeting, vote their shares and ask questions. We are implementing a virtual-only meeting format in order to leverage technology to enhance shareholder access to the Annual Meeting. We believe a virtual-only meeting format facilitates shareholder attendance and participation by enabling all shareholders to participate fully and equally, and without cost, using an Internet-connected device from any location around the world. In addition, the virtual-only meeting format increases our ability to engage with all shareholders, regardless of size, resources or physical location.

Shareholders of record and beneficial owners as of the close of the business day on March 27, 2023, the record date, will have the ability to submit questions and vote electronically at the Annual Meeting via the virtual-only meeting platform.

ATTENDANCE AT THE VIRTUAL ANNUAL MEETING

Only shareholders of record and beneficial owners of shares of our common stock as of the close of business on March 27, 2023, the record date, may attend and participate in the Annual Meeting, including voting and asking questions before and during the virtual Annual Meeting. You will not be able to attend the Annual Meeting in person.

In order to attend the Annual Meeting, you must register at *register.proxypush.com/HTBK*. Upon completing your registration, you will receive an email confirming your registration.

As part of the registration process, you must enter the control number located on your proxy card or voting instruction form. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, you will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process.

On the day of the Annual Meeting, May 25, 2023, shareholders who register in advance of the meeting start time will receive an email one hour before. Shareholders registering near the meeting start time will receive a confirmation email and be taken directly to the meeting site. 15 minutes prior to the meeting start time, shareholders can click the "Join Meeting" button. Once the meeting starts, shareholders will be able to hear the speakers, view presentations and submit questions. The Annual Meeting will begin promptly at 1:00 p.m., Pacific Daylight Time.

We will have technicians ready to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any difficulties accessing the virtual-only Annual Meeting platform, including any difficulties voting or submitting questions, you may call the technical support number that will be included in the link to the Meeting Access FAQs Guide included in your confirmation email.

QUESTIONS AT THE VIRTUAL ANNUAL MEETING

Our virtual Annual Meeting will allow shareholders to submit questions before and during the Annual Meeting. During a designated question and answer period at the Annual Meeting, we will respond to appropriate questions submitted by shareholders.

We will answer as many shareholder-submitted questions as time permits, and any questions that we are unable to address during the Annual Meeting will be answered following the meeting, with the exception of any questions that are irrelevant to the purpose of the Annual Meeting or our business or that contain inappropriate or derogatory references. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

By Order of the Board of Directors,

Deborah K. Reuter
Executive Vice President, Chief Risk Officer and Corporate Secretary

April 13, 2023
San Jose, California

Table of Contents

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The Board and Corporate Governance

Heritage Commerce Corp (the "Company") is committed to achieving excellence in our corporate governance practices with an emphasis on a culture of accountability and the conduct of our business that is fair, ethical and responsible to our shareholders and other stakeholders. The Board of Directors (the "Board") oversees our business and monitors the performance of management. In accordance with corporate governance principles, the Board does not involve itself in day-to-day operations. The directors keep themselves informed through, among other things, discussions with the Chief Executive Officer, other key executives and our principal outside advisors (legal counsel, outside auditors, and other consultants), by reading reports and other materials and by participating in Board and committee meetings.

The Board is committed to good business practices, transparency in financial reporting and the highest level of corporate governance. To that end, the Board continually reviews its governance policies and practices, as well as the requirements of the Sarbanes-Oxley Act of 2002 and the listing standards of the Nasdaq Stock Market, to help ensure that such policies and practices are compliant and up to date.

Corporate Governance

Accountability to Shareholders	*Shareholder Voting Rights*	*Independent Board Leadership*
• All directors elected annually • Annual say on pay advisory vote • Policy against pledging and hedging Company common stock	• One class of voting stock • No "poison pill" • No super majority voting provisions in Articles of Incorporation or Bylaws	• Separate Board Chair and Chief Executive Officer roles • Nine of ten Board members nominated for election in 2023 are independent* • All members of the Audit Committee, Personal and Compensation Committee, and the Corporate Governance and Nominating Committee are independent directors

* Walter T. Kaczmarek and Robert T. Moles will not stand for reelection to the Board at the Annual Meeting.

Effective Board Policies and Practices

- ✓ A Board composed of accomplished professionals with experience, skills and knowledge relevant to our business and industry, including four former Chief Executive Officers* and our current Chief Executive Officer

- ✓ A diverse Board with four out of twelve directors, and four out of ten directors nominated for election in 2023, meeting Nasdaq diversity standards*

- ✓ Each of the Audit Committee, Personnel and Compensation Committee, and Corporate Governance and Nominating Committee has a charter that is publicly available on our website and that meets applicable legal requirements and reflects our corporate governance culture

- ✓ Executive sessions of independent directors are held at the Board and Committee levels

- ✓ A Code of Business Conduct and Ethics applicable to executives officers and directors

- ✓ Annual self-evaluation and assessment process for the Board and its committees through the Corporate Governance and Nominating Committee

- ✓ Special procedures and limits on related party transactions

- ✓ Board and committee access to independent advisors

- ✓ A robust insider trading policy

* Mr. Kaczmarek, our former Chief Executive Officer, and Mr. Moles will not stand for reelection to the Board at the Annual Meeting.

Regular Shareholder Engagement

- ✓ We participate in investor conferences and other shareholder engagements throughout the fiscal year
- ✓ We engage on business performance and strategic, governance, executive compensation, and human capital matters

Management Compensation Program Aligned with Long-term Interests of Shareholders

- ✓ Stock ownership requirements for directors and executive officers
- ✓ Annual review by the Personnel and Compensation Committee of incentive program design, goals and objectives for alignment with compensation business strategies
- ✓ A compensation philosophy and practices focused on using incentive programs to attract and retain talented personnel in a heavily competitive market
- ✓ A compensation claw-back policy for senior management

Our Independent Board of Directors

Our directors bring diverse skills to our Board. The Board is committed to strong corporate governance practices and policies. The Board is committed to maintaining an independent Board, and a majority of the Board is comprised of "independent" directors." For this purpose, the Board relies on the definitions of "independence" and "non-employee directors" found in rules promulgated by the Securities and Exchange Commission (the "SEC") and the NASDAQ Stock Market.

Ten of 12 members of the Board are independent as follows:

Julianne M. Biagini-Komas	Stephen G. Heitel	Laura Roden
Bruce H. Cabral	Kamran F. Husain	Marina H. Park Sutton
Jack W. Conner, Chairman of the Board	Robert T. Moles*	Ranson W. Webster
Jason DiNapoli		

Walter T. Kaczmarek* is not deemed independent because he is the former Chief Executive Officer of the Company, and Robertson Clay Jones is not independent as the current President and Chief Executive Officer of the Company.

*   Mr. Kaczmarek and Mr. Moles will not stand for reelection to the Board at the Annual Meeting.

Board Refreshment

Over the prior seven years, new members have joined our Board as independent directors as follows:



Board Leadership Structure

The Board is committed to maintaining an independent Board, and a majority of the Board has been comprised of independent directors. It has further been the practice for many years of the Company to separate the roles of Chief Executive Officer and Chairman of the Board in recognition of the differences between the two roles. The Board believes that the separation of the duties of the Chief Executive Officer and the Chairman of the Board eliminates any inherent conflict of interest that may arise when the roles are combined, and that an independent director who has not served as an executive of the Company can best provide the necessary leadership and objectivity required as Chairman of the Board.

Chief Executive Officer. The Chief Executive Officer is responsible for setting the strategic direction for the Company and the day-to-day leadership and performance of the Company.

Board Chair. The Chairman of the Board provides guidance to the Chief Executive Officer, sets the agenda for Board meetings, presides over meetings of the full Board (including executive sessions), and facilitates communication among the independent directors and between the independent directors and the Chief Executive Officer.

Term of Office

Directors serve for a one-year term (subject to retirement) or until their successors are elected. The Board does not have term limits, instead preferring to rely upon the evaluation procedures described herein as the primary methods of ensuring that each director continues to act in a manner consistent with the Company's and its shareholders' best interest.

Board Expertise

The following section summarizes the specific skills, professional experience and background information of each director name that led the Board to conclude that each such person should serve on the Board.

	Julianne M. Biagini-Komas	Bruce H. Cabral	Jack W. Conner	Jason DiNapoli	Stephen G. Heitel	Kamran F. Husain	Robertson Clay Jones	Walter T. Kaczmarek*	Robert T. Moles*	Marina H. Park Sutton	Laura Roden	Ranson W. Webster
Key Client Industries		X		X			X	X	X			
Banking/Financial Services	X	X	X	X	X	X	X	X	X		X	X
Accounting/Auditing/Financial Reporting	X	X	X	X	X	X	X	X			X	X
Marketing/Sales			X	X			X	X	X		X	X
Human Capital Management/DEIB	X		X			X	X	X	X	X		
Leadership as President and/or CEO, EVP or SVP	X		X	X	X	X	X	X	X	X	X	X
Cybersecurity/Technology												X
Legal/ Regulatory	X	X	X	X		X		X	X	X		
Public Company Governance	X		X	X		X	X	X	X			X
Risk Management	X	X	X		X	X	X	X	X			X
Strategic Planning/Mergers & Acquisitions	X	X	X	X	X	X	X	X	X		X	X
Community Affairs/Engagement			X		X		X	X	X	X	X	X
Digital Innovation									X			X
Environmental/Sustainability							X		X			

*   Mr. Kaczmarek and Mr. Moles will not stand for reelection to the Board at the Annual Meeting.

Diversity of our Board

The following section summarizes the diversity of our Board.

Board Diversity Matrix for Heritage Commerce Corp As of April 13, 2023*				
Total Number of Directors			12	
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	9		
Part II: Demographic Background				
African American or Black				
Alaskan Native or American Indian				
Asian		1		
Hispanic or Latinx				
Native Hawaiian or Pacific Islander				
White	3	8		
Two or More Races or Ethnicities				
LGBTQ+				
Did Not Disclose Demographic Background				

*   Mr. Kaczmarek and Mr. Moles will not stand for reelection to the Board at the Annual Meeting.

Risk Oversight

The Board has ultimate authority and responsibility for overseeing risk management of the Company arising out of its operations and business strategy. This includes overseeing the Company's enterprise-wide risk management framework, which establishes the Company's overall risk appetite and risk management strategy and enables senior management to understand, manage and report on the risks faced by the Company. The Board reviews and oversees policies and practices established by management to identify, assess, measure and manage key risks, including risk appetite metrics developed by management and approved by the Board. The Board on a periodic basis monitors, reviews and reacts to material enterprise risks identified by management. The Board receives specific reports from senior management with oversight responsibility for particular risks within the Company. These reports include strategic, operational, execution, financial, investment, credit, liquidity, interest rate, capital, technology, cyber security, legal and regulatory compliance and reputation risks, and the Company's degree of exposure to those risks. The Board as part of its annual strategic plan process, reviews a risk tolerance matrix that identifies potential Company risks and evaluates the Board's tolerance level for each risk identified.

The Board insures that senior management is properly focused on risk and understands that it is responsible to the Board regarding the Company's risk management process, including by assessing and managing the risks faced by the Company. Senior management is responsible for creating and recommending to the Board for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk the Company would be willing to accept in connection with the operation of the Company's business and pursuit of the Company's business objectives.

Board committees are responsible for risk oversight in specific areas. The Audit Committee is responsible for monitoring the Company's overall risk program. The Audit Committee oversees financial, accounting, internal control, and informational technology risk management policies. The Company's internal Risk Management Steering Committee reports directly to the Audit Committee. Our Chief Risk Officer chairs the internal Risk Management Steering Committee. The Audit Committee receives quarterly reports from the Risk Management Steering Committee, the Company's internal audit department and information technology department. The Audit Committee reports periodically to the Board on the effectiveness of risk management processes in place, risk trends, and the overall risk assessment of the Company's activities. The Personnel and Compensation Committee assesses and monitors risks in the Company's compensation, human capital, and diversity programs. The Corporate Governance and Nominating Committee recommends director candidates with appropriate experience, skills and diversity who will set the proper tone for the Company's risk profile and provide competent oversight over our material risks. This Committee also monitors the Company's risk related to environmental, social and governance ("ESG") concerns.

Board Self-Assessment

The Board and its committees perform a self-assessment of its performance at least annually. The purpose of the assessment is to improve the functioning of the Board and committees as a unit, and not to target the performance of any individual director.

The Corporate Governance and Nominating Committee oversees the Board assessment. In particular, the Corporate Governance and Nominating Committee identifies the subject matters the assessment will address, seeks written comments from all directors, and communicates the results of the assessment to the Board for discussion.

The Board's assessment in 2022 was conducted through a secure online board portal on an anonymous basis by the Corporate Secretary's office. As a result of the 2022 assessment, the Board has focused and will continue to focus on its strategic planning, succession planning, and risk management.

Stock Ownership Guidelines

Board. The Corporate Governance and Nominating Committee has adopted stock ownership guidelines to further align the interests of our non-employee directors with the interests of the Company's shareholders. These guidelines provide that each member of the Board who is not an employee of the Company is expected to hold a minimum number of shares of the Company's common stock. In 2022, each such director was required to hold a minimum of 17,500 shares of the Company's common stock. Any director not meeting the minimum level as of the effective date of his or her initial election to the Board or on the effective date of any change in policy has three years to bring his or her holdings up to this minimum level. The Corporate Governance and Nominating Committee reviews progress towards satisfying stock ownership guidelines at least annually.

Executive Management. Executive management is subject to our executive management ownership and retention guidelines. Our Chief Executive Officer is required to maintain ownership in the Company's shares of common stock equal to three times his base salary, and the other executive officers are require to maintain ownership in the Company's shares of common stock equal to one times their respective base salaries. The executives are not required to purchase shares to reach these guidelines, however, they are restricted from selling shares received as equity-based compensation (net of required holding tax) until they reach their respective guideline level. Furthermore, executives are required to retain at least 50% of shares earned under equity-based compensation plans once the guidelines have been met. Stock options and unvested performance-based equity awards are not included in satisfying the guidelines.

Director and Shareholder Meetings

The Board holds eight regular meetings a year. Special meetings may be called from time to time as circumstances warrant. Directors are expected to attend all Board meetings and are asked to attend the annual shareholders meeting. The non-employee directors convened six executive sessions after Board meetings without management participation. Such sessions are generally chaired by the Chairman of the Board.

For the meetings directors were qualified to attend in 2022, each director attended at least 75% of the aggregate of (a) the total number of such meetings and (b) the total number of meetings held by the standing committees of the Board on which such director served, except for Ranson W. Webster who attended 74.20% of such meetings.

Senior members of management have attended each annual meeting to engage with shareholders and answer any questions. Historically, shareholder attendance has been limited, which we attribute to our policy of regular and detailed communications with our shareholders and investors through meetings with management and other investor relations activities. Since very few shareholders have historically attended our annual meetings and all of our directors typically attend, we encourage but have not adopted a policy requiring the attendance of directors at the annual meeting. All but one of our directors attended the 2022 annual shareholders meeting.

Shareholder Communications and Outreach

We proactively interact with our shareholders and other interested parties throughout the year in a variety of forums. Our interactions cover a broad range of governance and business topics, including strategy and execution, compensation practices, risk oversight, sustainability, culture/human capital and ESG. The exchanges we have had with shareholders provide us with a valuable understanding of our shareholders' perspectives and meaningful opportunities to share views with them. We have outlined a brief description of our shareholder engagement efforts in 2022 below.

Whom We Engage:
- Institutional Investors
- Retail Shareholders
- Portfolio Managers
- Investment analysts
- Community and business leaders
- ESG rating agencies
- Representatives of Nasdaq

How We Communicate:
- Company website
- Annual Report on Form 10-K
- Quarterly Reports on Form 10-Q
- Annual Meeting Proxy Statement
- SEC periodic reports on Form 8-K
- Periodic Press Releases
- ESG Report

What we discussed:
- Business strategies
- Financial performance
- Credit quality
- Securities portfolios strategy
- Loan growth initiatives
- Deposit growth and retention
- Net interest margin
- Liquidity
- Capital requirements
- Risk management
- Corporate governance
- Succession plans
- Executive compensation issues
- ESG and Diversity, Equity, Inclusion and Belonging ("DEIB") programs and plans

How We Engage:
- Quarterly earning calls
- In person Investor conferences
- In person individual Investor meetings
- Virtual meetings and calls
- Annual Shareholders Meeting
- On-site investor meetings

Engagements include:
- Chief Executive Officer
- Chief People and Diversity Officer
- Chief Financial Officer
- Directors

During 2022 and 2023 we participated in the following engagements since our last Annual Meeting of Shareholders held on May 26, 2022 (as of March 15, 2023):
- Participated in approximately 33 one-on-one meetings with institutional investors at conferences and conducted conference calls or held meetings with institutional investors 8 other times
- Participated in 4 investor conferences
- Held 19 quarterly conference calls with investment analysts and 3 other meetings or calls with investment analysts

In 2023, in addition to our participation in investment conferences and in-person, individual investor meetings, we specifically reached out to 20 institutional shareholders, representing 58.5% of our shares. We held meetings directly or by telephone or video conference with each investor who accepted our invitation resulting in 8 meetings as of March 15, 2023. Shareholder views are communicated to the Board throughout the year at monthly Board meetings and are instrumental in the development of our governance, compensation and environmental and social policies and inform our business strategy. Below are some of the investor priorities discussed during our meetings:

- Ongoing Company performance, financial condition and credit quality

- Executive compensation disclosure

- Implementation of performance measures for equity grants and other compensation issues discussed below in the section of this proxy statement entitled "Compensation Discussion and Analysis-Shareholder Outreach"

- Assessment of our ESG and DEIB strategy and progress

We integrated feedback from shareholders as follows:

- Enhanced our ESG and DEIB disclosure in our Proxy Statement

- Developed and designed our ESG Report available on our website

- Expanded our Compensation Discussion and Analysis

- Implemented a Long-term Performance Incentive Equity Program for management that commences for the 2023 performance year in the form of performance-based restricted stock units that vest based on the Company's relative return on average common tangible equity over a three-year performance period relative to our peer group

- Hired an Executive Vice President/Chief People and Diversity Officer who has organization-wide responsibility to design and implement DEIB initiatives

- Continued to expand the implementation of a robust Board, executive and senior management succession planning process with a focus on identifying and developing diverse talent

- Adopted stock ownership guidelines for executive officers

Our management team also commits significant time meeting with our regulators. Frequent interaction helps us learn firsthand from regulators about matters of importance to them and their expectations of us. It also gives the Board and management a forum for keeping our regulators well informed about our performance and business practices.

Communications with the Board

Shareholders may communicate with the Board, including a committee of the Board or individual directors, by writing to the Corporate Secretary, Heritage Commerce Corp, 224 Airport Parkway, San Jose, California 95110. Each communication from a shareholder should include the following information in order to permit shareholder status to be confirmed and to provide an address to forward a response if deemed appropriate:

- The name, mailing address and telephone number of the shareholder sending the communication; and

- If the shareholder is not a record holder of our common stock, the name of the record holder of our common stock beneficially owned must be identified along with the shareholder.

Our Corporate Secretary will forward all appropriate communications to the Board or individual members of the Board specified in the communication. Our Corporate Secretary may (but is not required to) review all correspondence addressed to the Board or any individual member of the Board, for any inappropriate correspondence more suitably directed to management. Communications may be deemed inappropriate for this purpose if it is reasonably apparent from the face of the correspondence that it relates principally to a client dispute. Our policies regarding the handling of security holder communications were approved by a majority of our independent directors.

Nomination of Directors

The Company has a Corporate Governance and Nominating Committee. The duties of the Corporate Governance and Nominating Committee include the recommendation of candidates for election to the Company's Board.

The Corporate Governance and Nominating Committee's minimum qualifications for a director are persons of high ethical character who have both personal and professional integrity, which is consistent with the image and values of the Company. The Corporate Governance and Nominating Committee considers some or all of the following criteria in considering candidates to serve as directors:

- commitment to ethical conduct and personal and professional integrity as evidenced through the person's business associations, diversity, service as a director or executive officer or other commitment to ethical conduct and personal and professional integrity as evidenced in organizations and/or education;

- objective perspective and mature judgment developed through business experiences and/or educational endeavors;

- the candidate's ability to work with other members of the Board and management to further our goals and increase shareholder value;

- the ability and commitment to devote sufficient time to carry out the duties and responsibilities as a director;

- demonstrated experience at policy making levels in various organizations and in areas that are relevant to our activities;

- the skills and experience of the potential nominee in relation to the capabilities already present on the Board;

- diversity as to race, gender and national origin; and

- such other attributes, including independence, relevant in constituting a board that also satisfies the requirements imposed by the SEC and the Nasdaq Stock Market.

The Corporate Governance and Nominating Committee does not have a separate policy for consideration of any director candidates recommended by shareholders. Instead, the Corporate Governance and Nominating Committee considers any candidate meeting the requirements for nomination by a shareholder set forth in the Company's Bylaws (as well as applicable laws and regulations) in the same manner as any other director candidate. The Corporate Governance and Nominating Committee believes that requiring shareholder recommendations for director candidates to comply with the requirements for nominations in accordance with the Company's Bylaws ensures that the Corporate Governance and Nominating Committee receives at least the minimum information necessary for it to begin an appropriate evaluation of any such director nominee.

Section 5.14 of the Company's Bylaws provide that any shareholder that desires to nominate a person to the Board must give advance written notice to the Company of an intention to nominate a director at a shareholder meeting. Notice of intention to make any nominations must be delivered to the Secretary of the Company at the principal executive offices of the Company not later than the close of business 90 days nor earlier than the close of business 120 days prior to the first anniversary of the preceding year's annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date of the annual meeting, notice by the shareholder must be delivered not earlier than the close of business 120 days prior to such annual meeting and not later than the close of business 90 days prior to such annual meeting or 10 days following the day on which public announcement of the date of such meeting is first made by the Company.

To be in proper written form, a shareholder's notice to the Corporate Secretary must comply with the requirements of Section 5.14 of our Bylaws. Nominees for the Board must also meet certain qualifications set forth in Section 2.2(b) of our Bylaws, which prohibit the election as a director of any person who is a director, executive officer, branch manager or trustee for any unaffiliated commercial bank, savings bank, trust company, savings and loan association, building and loan association, industrial bank or credit union that is engaged in business in: (i) any city, town or village in which the Company or any affiliate or subsidiary thereof has offices; or (ii) any city, town or village adjacent to a city, town or village in which the Company or any affiliate or subsidiary thereof has offices.

Consideration of Diversity of the Board of Directors

In considering diversity of the Board (in all aspects of that term) as a criteria for selecting nominees in accordance with its charter, the Corporate Governance and Nominating Committee takes into account various factors and perspectives, including differences of viewpoint, high quality business and professional experience, education, skills and other individual qualities and attributes that contribute to Board diversity, as well as race, gender and national origin. The Corporate Governance and Nominating Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Corporate Governance and Nominating Committee seeks persons with leadership experience in a variety of contexts and industries. The Committee includes women and underrepresented minorities in its pool of candidates when selecting new director nominees. The Corporate Governance and Nominating Committee believes that this expansive conceptualization of diversity is the most effective means to implement Board diversity. The Corporate Governance and Nominating Committee assesses the effectiveness of this approach as part of its annual review of its charter. Of the ten nominees for election to our Board at the Annual Meeting, 30% are women and 40% are women and underrepresented minorities.

Management Performance and Compensation

The Personnel and Compensation Committee reviews the Chief Executive Officer's performance at least annually, and also reviews and approves the Chief Executive Officer's evaluation of the management team on an annual basis. The Board (largely through the Personnel and Compensation Committee) evaluates the compensation plans for senior management and other employees to ensure they are appropriate, competitive and properly reflect the Company's objectives and performance.

Code of Ethics

The Board expects all directors, as well as officers and employees, to display the highest standard of ethics, consistent with the principles that have guided the Company over the years.

The Board has adopted the Principal Officers / Senior Management Code of Ethics that applies to the Chief Executive Officer, Chief Financial Officer and the other principal financial officers, and other senior management personnel, as designated, of the Company to help ensure that the financial affairs of the Company are conducted honestly, ethically, accurately, objectively, consistent with generally accepted accounting principles and in compliance with all applicable governmental law, rules and regulations. We will disclose any amendment to, or a waiver from a provision of our Code of Ethics on our website. The Principal Officers / Senior Management Code of Ethics is available on our website at *www.heritagecommercecorp.com*.

Reporting of Complaints/Concerns Regarding Accounting or Auditing Matters

The Board has adopted procedures for receiving and responding to complaints or concerns regarding accounting and auditing matters. These procedures were designed to provide a channel of communication for employees and others who have complaints or concerns regarding accounting or auditing matters involving the Company.

Employee concerns may be communicated to a third-party service provider in a confidential or anonymous manner, which will then be forwarded by the third-party service provider to the Audit Committee and the Personnel and Compensation Committee of the Board. The Audit Committee Chair and the Chair of the Personnel and Compensation Committee will make a determination on the level of inquiry, investigation or disposal of the complaint. All complaints are discussed with the Company's senior management and monitored by the Audit Committee for handling, investigation and final disposition. The Chair of the Audit Committee will report the status and disposition of all complaints to the Board.

The Committees of the Board

The Board may delegate portions of its responsibilities to committees of its members. These standing committees of the Board meet at regular intervals to attend to their particular areas of responsibility. Our Board has the following committees: Audit Committee, Personnel and Compensation Committee, Corporate Governance and Nominating Committee, the Strategic Initiatives Committee, and Finance and Investment Committee. In addition, Heritage Bank of Commerce maintains a Loan Committee. An independent director, as defined by the applicable rules and regulations of the Nasdaq Stock Market, chairs each of these standing committees (including the Heritage Bank of Commerce's Loan Committee). The Chair determines the agenda, the frequency and the length of the meetings and receives input from Board members.

Audit Committee. The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee charter adopted by the Board sets out the responsibilities, authority and specific duties of the Audit Committee. The Audit Committee charter is available on the Company's website at *www.heritagecommercecorp.com*.

The responsibilities of the Audit Committee include the following:

- oversee our financial, accounting and reporting process, our system of internal accounting and financial controls, and our compliance with related legal and regulatory requirements;

- oversee the appointment, compensation, retention and oversight of our independent auditors, including conducting a review of their independence, reviewing and approving the planned scope of our annual audit, overseeing the independent auditors' work, and reviewing and pre-approving any audit and non-audit services that may be performed by them;

- review with management and our independent auditors the effectiveness of our internal controls over financial reporting;

- approve the scope and engagement of external audit services and review significant accounting policies and adjustments recommended by the independent auditors and address any significant, unresolved disagreements between the independent auditors and management;

- review and discuss quarterly earnings releases and Quarterly Reports on Form 10-Q with management and the independent auditors;

- review and discuss the annual audited financial statements with management and the independent auditors prior to publishing and filing the Annual Report on Form 10-K with the SEC;

- review and discuss with management and the independent auditors any significant changes, significant deficiencies and material weaknesses regarding internal controls over financial reporting required by the Sarbanes Oxley Act of 2002, and oversee the corrective action taken to mitigate any significant deficiencies and material weaknesses identified;

- review with management and the independent auditors the effect of significant regulatory and accounting initiatives, changes, and pronouncements as well as significant and unique transactions and financial relationships;

- review with the independent auditors the matters required to be discussed by Auditing Standards No. 1301, and receive and discuss with the independent auditors disclosures regarding the auditors' independence;

- oversee the internal audit function and the audits directed under its auspices;

- establish policies to ensure all non-audit services provided by the independent auditors are approved prior to work being performed;

- review the Company's information technology and information security risks; and

- oversee the effectiveness of the Company's risk management processes and overall risk assessment of the Company's activities.

Each member of the Audit Committee meets the independence criteria as defined by applicable rules and regulations of the SEC for audit committee membership and is independent and is "financially sophisticated" as defined by the applicable rules and regulations of the Nasdaq Stock Market. The members of the Audit Committee are Julianne M. Biagini-Komas (Committee Chair), Kamran F. Husain, Laura Roden, and Marina H. Park Sutton. The Audit Committee met 10 times during 2022.

The Board has determined that Julianne M. Biagini-Komas meets the definition of "audit committee financial expert" under the applicable rules and regulations of the SEC and is "financially sophisticated" as defined by the applicable rules and regulations of the Nasdaq Stock Market. The designation of a person as an audit committee financial expert does not result in the person being deemed an expert for any purpose, including under Section 11 of the Securities Act of 1933. The designation does not impose on the person any duties, obligations or liability greater than those imposed on any other audit committee member or any other director and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.

The Audit Committee Report for 2022 appears on page 71 of this proxy statement.

Personnel and Compensation Committee. The Company has a separately designated Personnel and Compensation Committee, which consists entirely of independent directors as defined by the applicable rules and regulations of the Nasdaq Stock Market. The Personnel and Compensation Committee has adopted a charter, which is available on the Company's website at *www.heritagecommercecorp.com*. The Personnel and Compensation Committee has the following responsibilities:

- review and approve our compensation philosophy;

- review industry compensation practices and our relative compensation positioning;

- review the incentive compensation programs by the Company to evaluate and ensure that none of them encourage excessive risk;

- retain compensation consultants to provide independent professional advice;

- approve compensation paid to our Chief Executive Officer and other executive officers;

- review the Company's human capital and DEIB policies;

- review and approve the Compensation Discussion and Analysis appearing in our proxy statement;

- review director compensation programs, plans and awards;

- administer our short term and long term executive incentive plans and stock or stock based plans; and

- review and approve general employee welfare benefit plans and other plans on an as needed basis.

The members of the Personnel and Compensation Committee are Julianne M. Biagini-Komas, Kamran F. Husain, Robert T. Moles, Marina H. Park Sutton (Committee Chair), and Ranson W. Webster. The Committee met 8 times during 2022.

Corporate Governance and Nominating Committee. The Company has a separately designated Corporate Governance and Nominating Committee, which consists entirely of independent directors as defined by the applicable rules and regulations of the Nasdaq Stock Market. The Corporate Governance and Nominating Committee have adopted a charter, which is available on the Company's website at *www.heritagecommercecorp.com*.

The purposes of the Corporate Governance and Nominating Committee include the following responsibilities:

- identifying individuals qualified to become Board members and making recommendations to the full Board of candidates for election to the Board;

- recommending to the Board corporate governance guidelines;

- recommending director appointments to Board committees;

- periodically review and evaluate the Company's response to ESG issues and developments and best practices, including the Company's policies, programs and directives;

- annually administer a self-evaluation program for the Board and each Committee, review the results of the evaluation, and report the findings of the entire Board;

- evaluate the effectiveness of the Board's committee structure and recommend to the full Board changes to committee structure or committee charters that the Corporate Governance and Nominating Committee perceives to be necessary; and

- participate in the development of a formal succession plan.

The members of the Corporate Governance and Nominating Committee are Jason DiNapoli, Robert T. Moles, Marina H. Park Sutton, and Ranson W. Webster (Committee Chair). The Committee met 7 times during 2022.

Strategic Initiatives Committee. The principal duties of the Strategic Initiatives Committee are to provide oversight and guidance to senior management regarding the strategic direction of the Company, including development of an overall strategic business plan. The members of the Strategic Initiatives Committee are Jack W. Conner, Kamran F. Husain (Committee Chair), Robertson Clay Jones, and Ranson W. Webster.

Finance and Investment Committee. The Finance and Investment Committee is responsible for the development of policies and procedures related to liquidity, asset-liability management, and supervision of the Company's investments. The Committee also oversees and reviews internal financial reports including annual forecasts and budgets, and stress test analysis prepared by management. The members of the Finance and Investment Committee are Bruce H. Cabral, Jack W. Conner, Jason DiNapoli, Stephen G. Heitel, Robertson Clay Jones, Walter T. Kaczmarek, and Laura Roden (Committee Chair).

During 2022, the Finance and Investment Committee and Strategic Initiatives Committee met as a combined committee and met 8 times during 2022. In 2023, they will meet separately.

Heritage Bank of Commerce Loan Committee. The Heritage Bank of Commerce Loan Committee is responsible for the approval and supervision of loans and the development of the Company's loan policies and procedures. The members of the Loan Committee are Bruce H. Cabral (Committee Chair), Jason DiNapoli, Stephen G. Heitel, Robertson Clay Jones and Walter T. Kaczmarek. The Loan Committee met 28 times during 2022.

Transactions with Management

Some of the Company's directors and executive officers, as well as other related persons (as defined under "Policies and Procedures for Approving Related Party Transactions" below), are clients of, and have banking transactions with, the Company's subsidiary, Heritage Bank of Commerce, in the ordinary course of business, and Heritage Bank of Commerce expects to have such ordinary banking transactions with these persons in the future. In the opinion of the management of the Company and Heritage Bank of Commerce, all loans and commitments to lend included in such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness, and do not involve more than the normal risk of collectability or present other unfavorable features. Loans to individual directors, officers and related persons must comply with Heritage Bank of Commerce's lending policies and statutory lending limits. In addition, prior approval of the Board is required for all loans advanced to directors and executive officers. These loans are exempt from the loan prohibitions of the Sarbanes-Oxley Act.

Policies and Procedures for Approving Related Party Transactions

The Board has adopted a written Statement of Policy with Respect to Related Party Transactions. Under this policy, any "related party transaction" may be consummated or may continue only if the Audit Committee approves or ratifies the transaction in accordance with the guidelines in the policy and if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party. For purposes of this policy, a "related person" means: (i) any person who is, or at any time since the beginning of the Company's last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company; (ii) any person who is known to be the beneficial owner of more than 5% of any class of the Company's voting securities; (iii) any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother in law, father in law, son in law, daughter in law, brother in law, or sister in law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner, principal or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

A "related party transaction" is a transaction in which the Company or any of its subsidiaries is a participant and in which a related person had or will have a direct or indirect interest, other than transactions involving: (i) less than $5,000 when aggregated with all similar transactions; (ii) customary bank deposits and accounts (including certificates of deposit); and (iii) loans and commitments to lend included in such transactions that are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness, and do not involve more than the normal risk of collectability or present other unfavorable features to the Company.

A related party who has a position or relationship with a firm, corporation, or other entity that engaged in a transaction with the Company shall not be deemed to have an indirect material interest within the meaning of this policy where the interest in the transaction arises only: (i) from such related party's position as a director of another corporation or organization that is party to the transaction; (ii) from the direct or indirect ownership by the related party of less than a 10% equity interest in another person (other than a partnership) which is a party to the transaction; or (iii) from the related party's position as a limited partner in a partnership in which the related party has an interest of less than 10%, and the related party is not a general partner of and does not hold another position in the partnership.

The Board has determined that the Audit Committee is best suited to review and approve related party transactions. The Audit Committee considers all of the relevant facts and circumstances available to the Audit Committee, including (if applicable) but not limited to: (i) the benefits to the Company; (ii) the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; (iii) the availability of other sources for comparable solutions or services; (iv) the terms of the transaction; and (v) the terms available to unrelated third parties or to employees generally. No member of the Audit Committee may participate in any review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person. The Audit Committee will approve only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Audit Committee determines in good faith. The Audit Committee conveys its decision to the Chief Executive Officer, who conveys the decision to the appropriate persons within the Company.

Role of Compensation Consultant

The Personnel and Compensation Committee of the Board retained McLagan, an Aon Hewitt Company ("McLagan") as its independent compensation consultant in the fourth quarter of 2020 and its report delivered in the first quarter of 2021 was used to make compensation decisions for 2021 and 2022.

The Personnel and Compensation Committee has retained Meridian Compensation Partners, LLC ("Meridian") as its compensation consultant in 2022 to advise the Personnel and Compensation Committee for 2023 compensation decisions.

The Personnel and Compensation Committee has the authority to obtain assistance and advice from advisors to assist it with the evaluation of compensation matters without the approval or permission of management or the Board. The Personnel and Compensation Committee uses advisors to obtain candid and direct advice independent of management, and takes steps to satisfy this objective. First, in evaluating firms to potentially provided advisory services to the Personnel and Compensation Committee, the Personnel and Compensation Committee considers if the firm provides any other services to the Company. In addition, while members of management may assist the Personnel and Compensation Committee in the search for advisors, the Personnel and Compensation Committee ultimately and in its sole discretion makes the decision to hire or engage a consultant and provides direction as to the scope of work to be conducted. The Chair of the Personnel and Compensation Committee has evaluated the relationship of the compensation consultant with both the Company and the Personnel and Compensation Committee, including the nature and amount of work performed for the Personnel and Compensation Committee during 2022. The Personnel and Compensation Committee retained McLagan, to:

- review existing compensation programs for executive officers;

- provide information based on third party data and analysis of compensation programs at comparable financial institutions for the design and implementation of our executive compensation programs;

- assist the Personnel and Compensation Committee in forming a peer group;

- provide independent information as to the reasonableness and appropriateness of the compensation levels and compensation programs of the Company as compared to comparable financial services companies; and

- assist in designing the Company's Long-term Performance Incentive Equity Program.

Director Compensation

In order to attract and retain qualified directors, our practice is to set non-employee director compensation within a competitive range of pay at comparable companies. Our independent compensation consultant presents a market pay benchmarking analysis relative to the same peer group used to assess executive compensation levels.

The following tables set forth compensation information for the fiscal year ended December 31, 2022, for the Company's non-employee directors. Mr. Kaczmarek's compensation as the Company's former President and Chief Executive Officer is discussed in the Compensation Discussion and Analysis section of this proxy statement. Mr. Kaczmarek did not receive any additional compensation for serving as a director prior to September 15, 2022. Mr. Jones, our President and Chief Executive Officer whose term as a director started September 15, 2022, will not receive any additional compensation for serving as a director.

For 2022, the Personnel and Compensation Committee recommended and the Board approved an annual retainer fee of $50,000 for each director, except for the Chairman of the Board whose retainer was increased to $75,000, in recognition of the Chairman's responsibilities for supporting a successful CEO transition during 2022. In addition, the chair of each standing committee of the Board received an additional $8,000 per year, except for the Chair of the Audit Committee and the Chair of the combined Strategic Initiatives and Financing and Investment Committee, who each received $12,000, and the Chair of the Heritage Bank of Commerce Loan Committee, who received $10,000. Board members are not paid separate fees for attending Board or committee meetings.

The Personnel and Compensation Committee has adopted a policy to grant directors restricted stock on an annual basis in lieu of stock options. Under this policy the Personnel and Compensation Committee reviewed the compensation consultant report and recommended and the Board approved awards of restricted stock with an economic value on the date of grant as follows:

| Board Chairman | $75,000 |
| Board members (non-chairman) | $50,000 |

The following table summarizes the compensation of non-employee directors for the year ended December 31, 2022:

Name (a)	Fees Earned or Paid in Cash (b)	Stock Awards (c)[1]	Options Awards (d)	Non-Equity Incentive Plan Compensation (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)[2]	Cash Dividend on Unvested Restricted Stock Award (g)	All Other Compensation (h)[3]	Total (i)
Julianne M. Biagini-Komas	$62,000	$49,994	—	—	—	2,260	—	$114,254
Bruce H. Cabral	$60,000	$49,994	—	—	—	2,260	—	$112,254
Jack W. Conner	$82,500	$84,998	—	—	—	3,621	$1,516	$172,635
Jason DiNapoli	$50,000	$49,994	—	—	—	2,260	—	$102,254
Stephen G. Heitel	$50,000	$49,994	—	—	—	2,260	—	$102,254
Kamran F. Husain	$50,000	$49,994	—	—	—	1,153	—	$101,147
Walter T. Kaczmarek[4]	$12,500	—	—	—	—	—	—	$ 12,500
Robert T. Moles[5]	$50,000	$49,994	—	—	—	2,260	—	$102,254
Laura Roden	$62,000	$49,994	—	—	—	2,260	—	$114,254
Marina H. Park Sutton	$58,000	$49,994	—	—	—	2,260	—	$110,254
Ranson W. Webster	$58,000	$49,994	—	—	—	2,260	$ 955	$111,209

(1) The amounts shown in column (c) reflect the applicable full grant date value for stock awards in accordance with ASC 718 (excluding the effect of forfeitures). See Note 12 to the Company's consolidated financial statements for the year ended December 31, 2022, included in the Company's Annual Report on Form 10-K, filed with the SEC on March 9, 2023.

(2) The amounts shown in column (f) represent only the aggregate change in the actuarial present value of the accumulated benefit measured from December 31, 2021 to December 31, 2022, under the respective director compensation benefits agreements. The amounts in column (f) were determined using interest rate and mortality rate assumptions, consistent with those used in the Company's consolidated financial statements, and include amounts which the named director may not currently be entitled to receive because such amounts are not vested. Assumptions used in the calculation of these amounts are included in Note 13 to the Company's consolidated financial statements for the year ended December 31, 2022, included in the Company's Annual Report on Form 10-K filed with the SEC on March 9, 2023.

(3)   The amounts shown reflect the annual income imputed to each director in connection with Company owned split dollar life insurance policies for which the Company has fully paid the applicable premiums.

(4)   Mr. Kaczmarek rejoined the Company as President and Chief Executive Officer on March 15, 2021 and retired in September 2022, but remained on the Board. Amounts reflect his service on the Board as a non-employee director. Mr. Kaczmarek will not stand for reelection to the Board at the Annual Meeting.

(5)   Mr. Moles will not stand for reelection to the Board at the Annual Meeting.

Director Outstanding Stock Options and Stock Awards

Each of the non-employee directors owned the following stock options and stock awards as of December 31, 2022:

Director	Stock Options	Stock Awards
Julianne M. Biagini-Komas	—	4,436
Bruce H. Cabral*	17,290	4,436
Jack W. Conner	—	7,542
Jason DiNapoli	—	4,436
Stephen G. Heitel*	123,499	4,436
Kamran F. Husian	—	4,436
Robert T. Moles**	9,000	4,436
Laura Roden	4,000	4,436
Marina H. Park Sutton*	22,230	4,436
Ranson W. Webster	9,000	4,436

*   The stock options were granted by Presidio Bank prior to its acquisition by the Company and were assumed by the Company in connection with the acquisition.

**   Mr. Moles will not stand for reelection to the Board at the Annual Meeting.

Director Compensation Benefits Agreement

Prior to 2007, the Company entered into individual director compensation benefits agreements with each of its then directors. These agreements were amended and restated in December, 2008 ("*Benefit Agreements*"). The Benefit Agreements provide an annual benefit equal to a designated applicable percentage of $1,000 times each year served as a director, subject to a 2% increase each year from the date of the commencement of payments. The applicable percentage increases over time and equals 100% after nine years of service. In the event of a disability, or a resignation or termination pursuant to a change of control, the director's applicable percentage will be accelerated to 100% payments of benefits will be made in equal monthly payments on the first day of each month, commencing on the later of the director's attaining the age of 62 or the month following the month in which the director separates from service on the Board and continuing until the director's death. If a director is removed from the Board for cause he or she will forfeit any benefits under the Benefit Agreement.

Company owned split dollar life insurance policies support the Company's obligations under the Benefit Agreements. The premiums on the policies are paid by the Company. The cash value accrued on the policies supports the payment of the supplemental benefits for each participant. In the case of death of the participant, the participant's designated beneficiaries will receive 80% of the net at risk insurance (which means the amount of the death benefit in excess of the cash value of the policy).

The following table shows the present value of the accumulated benefit payable to each director who has a director compensation benefit agreement, including the number of service years credited to each director under the Benefit Agreements at December 31, 2022:

Name (a)	Plan Name (b)	Number of Years Credited Service (#)(c)	Present Value of Accumulated Benefit[1][2] ($)(d)	Payments During Last Fiscal Year ($)(e)
Jack W. Conner	Heritage Commerce Corp SERP	19	$109,600	—
Robert T. Moles	Heritage Commerce Corp SERP	19	$250,100	—
Ranson W. Webster	Heritage Commerce Corp SERP	19	$160,300	—

(1)   The amounts in column (d) were determined using interest rate and mortality rate assumptions consistent with those used in the Company's consolidated financial statements and include amounts which the director may not currently be entitled to receive because such amounts are not vested. Assumptions used in the calculation of these amounts are included in Note 13 to the Company's consolidated financial statements for the year ended December 31, 2022, included in the Company's Annual Report on Form 10-K, filed with the SEC on March 9, 2023.

(2)   Each participant is fully vested.

Sustainability and Corporate Social Responsibility

Heritage Commerce Corp is the parent company of Heritage Bank of Commerce. Founded in 1994, we remain a premier community business bank in the heart of Silicon Valley. With 18 full-service branches, Heritage Bank of Commerce employs trusted values of relationship and client-focused community business banking, combined with competitive technology, to provide solutions for the banking needs of businesses, professional organizations, nonprofits and community groups and their employees.

Our mission is to reward all of our shareholders, serve and support all of our clients and communities, and value all of our employees. As part of this overall mission, we focused on integrating environmental, social and governance ("ESG") principles into how we conduct business. In 2021, the Company continued to build upon and improve our ESG oversight framework, and to further evolve our strategy. Our executive leadership team and our Board recognize the importance of these responsibilities, and we have established an internal cross-functional management working team that is tasked with driving additional progress in the initiatives that promote sustainability and further transparency. We believe in focusing our efforts on where we can have the most impact.

ESG Oversight

The Company strives to foster a team that reflects our strong belief in ESG principles. The Board is updated quarterly regarding the Company's ESG initiatives, and the working team meets regularly. Our Board actively oversees and supports the management team as they lead the Company's efforts to integrate sustainability and corporate social responsibility into day-to-day operations. Against this backdrop, the Company has determined that our ESG pillars include: (1) Environmental Responsibility; (2) Our People; (3) Our Community; and (4) Governance.



ENVIRONMENTAL RESPONSIBILITY   OUR PEOPLE   OUR COMMUNITY   GOVERNANCE

With a mission to reward our shareholders, serve and support our clients and communities, and value our employees through a more sustainable company, our commitment to ESG is both a strategic and an operational imperative. Our four pillars arose from a priority-based approach to ESG disclosure, in line with best practices.

In spring of 2022, we completed our first assessment of ESG priorities, which included examining a range of key stakeholders, including investors, clients, employees, and ESG rating organizations and by studying industry peers. Our analysis of ESG topics included alignment to the Sustainability Accounting Standards Board ("SASB"). We also drew upon subject matter expertise to collect and organize content. In the fall of 2022, the Company released its inaugural ESG Report, which details our progress against the SASB framework and our four pillars.

Environmental Responsibility

We embed the principles of advancing a circular economy into our practices. We are committed to operating our business in a sustainable manner. Heritage Bank of Commerce has undertaken several initiatives designed to reduce our impact on the environment and to promote environmentally friendly projects and practices. With a goal to increasing efficiency and reducing waste, we continue to digitize manual back office and financial center functions. In 2022, we:

- Encouraged continuance of environmentally friendly work practices by supporting the recycling of plastic, glass, and paper.

- Increased the use of e-records and e-signing technology resulting in paper waste and carbon emissions reduction, including utilizing digital solutions such as mobile/online banking, eStatements, electronic bill pay, and remote deposit capture.

- Continued to migrate technology infrastructure to a cloud environment, reducing energy usage, and our carbon footprint.

Through modernization efforts, we strive to offset negative environmental impacts. Currently, 61% of our total office space, including our headquarters building, is Leadership, Energy and Environmental Design ("LEED") certified. The certification, awarded by the U.S. Green Building Council, is based on the properties' use of sustainable materials, water and energy efficiency, indoor environmental quality, location and transportation, and overall innovation. We continue to evaluate green equipment for office use such as Energy-Star® appliances, motion detector lighting, as well as high-efficiency HVAC units. Over 64% of the Company's total office space utilizes LED lighting. Our older office technology is donated to local non-profits, and we contract with a certified e-waste company, for disposal of outdated equipment.

The Company does not currently incorporate specific environmental aspects into our credit analyses. However, we actively seek business partners that align with our values and long-term sustainable goals. We believe that our focus on environmental sustainability, with the objective of reducing costs and improving sustainability of our operations will provide a strategic benefit to the Company. Furthermore, we recognize that climate change is a growing risk for our planet, and we are committed to doing our part to mitigate this risk by placing increased focus and emphasis on environmental consciousness.

Our People

Heritage Bank of Commerce continues to be recognized by the business community as the business bank of choice in our markets. For our employees, we remain the best place to work where everyone has the opportunity to thrive. We strive to hire, develop and promote a workforce that shares our mission and values and cultivates a culture of teamwork, diversity and inclusion that will meet the expectations of our clients, markets and communities. To foster these goals and to attract and retain quality employees, we aim to ensure an inclusive, safe and healthy workplace, and to provide our employees with competitive and comprehensive compensation, professional development opportunities and robust health and welfare programs.

We have begun to transform and modernize our culture and talent management function by implementing a Human Capital Management ("HCM") technology platform to enable leaders to better attract, develop and manage talent. These practices include developing standards for setting goals, performance evaluations, succession planning, and learning and development. We are committed to pay equity and regularly review our compensation model to ensure fair and inclusive pay practices across our business.

Diversity, Equity, Inclusion and Belonging ("DEIB")

A diverse and inclusive workplace begins with our core values. Our goal is to attract, retain and develop a workforce that is diverse in background, knowledge, skill and experience. We are committed to providing equal employment opportunities for training, compensation, transfer, promotion and other aspects of employment for all qualified applicants and employees without regard to sex, race, color, religion, national origin, age, disability, sexual orientation, gender identity, veteran status or any other protected status. As of December 31, 2022, we are proud to share that females represent 63% of our workforce and self-identified racially and/or ethnically diverse individuals represent approximately 52%. Of all new 2022 hires, 61% were females and 63% were racially and/or ethnically diverse individuals.

In 2022, we furthered our commitment to DEIB. We formalized our DEIB Steering Committee, which is comprised of diverse company leaders charged with review and implementation of our policies, procedures, DEIB training and behavior, in order to create an even more inclusive place to work. Notably:

- We hired an Executive Vice President, Chief People and Diversity Officer who enhanced the DEIB Steering Committee initiatives and to expand efforts across the enterprise.

- We created a staff-wide DEIB education program.

- We hosted listening sessions for all employees offering group and one-on-one conversations.

- We rolled out our inaugural in-person DEIB seminar with 93% of Senior Vice Presidents and above participating by February 2023, and with a goal of having all employees attend by mid-year 2023.

- We created a self-nominated Culture Ambassador Group (akin to employee resource group for larger organizations) to help drive DEIB and engagement efforts across the Company.

We recognize the Company plays an important part in the lives of our employees and strive to create an inclusive workplace where employees feel heard, valued and appreciated for who they are. We encourage every one of our team members to form deeper relationships with those around them based on mutual respect, dignity and understanding.

Health, Safety and Wellbeing

The health, safety and wellbeing of our employees is paramount, and our success is fundamentally connected with the well-being of our people. To support those beliefs, we aim to provide a robust health and wellness package that includes:

- Medical, dental and vision benefits for employee, spouse and dependents

- Flexible spending accounts for both healthcare and dependent care

- Health savings accounts and health reimbursement accounts

- Life insurance and short- and long-term disability insurance

- 401(k) retirement savings program with matching contributions

- Access to wellness programs and counseling sessions through our Employee Assistance Program

The package also includes various wellness programs, including a monthly fitness stipend, tuition reimbursement, and paid time off for volunteer initiatives. Members of our Human Resources department annually review benefit offerings to ensure the wellbeing of our people and their families.

Culture and Conduct

Teamwork is not only promoted but celebrated through various recognition programs. One of our most popular programs allow managers to award physical tokens called "FOCUS" (friendly, outstanding, courteous, unequaled, and service) to thank individuals for going above and beyond their responsibilities. At year end, employees exchange their physical tokens for currency. In 2022, 119 employees received token awards. We also celebrate anniversary milestones allowing employees to select a gift of their choosing.

We pride ourselves on expecting and enforcing nothing less than the highest level of integrity, ethical standards, operational excellence and will always strive to do what's right. We continually promote a speak-up culture so our workplace feels welcoming and safe. We expect employees to treat clients and stakeholders with common courtesy and respect. The Company has a non-discrimination and an anti-harassment policy as outlined in our employee handbook. These policies drive a workplace and workforce that embraces the highest ethical and moral standards. We maintain strong and confidential reporting processes and procedures that support an open and honest environment in an effort to ensure that the highest principles of integrity and inclusion are maintained.

We take all complaints seriously and promptly investigate concerns. Employees have the ability to report concerns through a variety of channels including their immediate manager, any leader at the company, Human Resources or through our external anonymous complaints hotline. We have a zero tolerance, non-retaliation policy.

Talent Development and Succession Planning

Our Company's pay for performance compensation philosophy offers all employees the opportunity to earn annual bonuses in addition to base salaries depending on individual and team performance results. We adhere to the new Senate Bill 1162 CA Pay Transparency Regulations on requirements and the spirit behind the bill. We use a balanced performance evaluation approach to assess four core areas: Business Results, Internal/External Client Experience, Teamwork/Leadership and Risk/Compliance/Controls.

Throughout the year, employees have the opportunity to participate in a variety of learning and education programs such as attending internal and external seminars/workshops, on-line training courses, panel discussions and trade group conferences. Additionally, we offer a generous tuition reimbursement to support employees' desire to pursue higher education degrees. Employees also have the opportunity to earn industry related and/or role related professional certifications and our Company reimburses for classes, materials, test fees, and on-going required education costs. Each year, we offer leaders the opportunity to attend Pacific Coast Banking School as part of their career development plan. Internal career mobility continues to be an important part of employee engagement and development. In 2022, 62% of promotions were females and 58% were racially and/or ethnically diverse. Females accounted for 71% of internal transfers and racially and/or ethnically diverse accounted for 47%.

We further enhanced our Talent Management and Succession Planning framework that was shared with the Board which includes ongoing board governance oversight for CEO and executive officers. We developed a robust Succession Planning roadmap that clearly outlines a plan for unexpected vacancies and a longer term executive talent development plan for executive ranks and key roles. Additionally, we've embedded a discipline of building a strong external diverse talent pipeline for executive and board seats. The enhanced Succession Planning framework will cascade to the non-executive population starting in 2023.

 *Our Community*

Since our inception in 1994, we have been deeply committed to building relationships and making a difference in our local communities. Investing in people, neighborhoods and local businesses is part of our mission. We strive to understand their needs and how we can help them attain their goals and improve the quality of lives throughout the greater Bay Area.

We are extremely grateful for the efforts of so many local nonprofit organizations and are proud of our long-standing history of supporting these organizations. Our goal is to have a positive impact on the communities we serve. We focus our philanthropic giving on initiatives that promote community and economic development, affordable housing, asset building, financial education, and youth programs, as well as those that support human service organizations with programs that assist low and moderate income or minority individuals.

In 2022, we donated $770,000 to over 280+ nonprofit organizations while serving on 45 nonprofit boards of directors. We are perennially named a Top Corporate Philanthropist by both the *Silicon Valley Business Journal* and *San Francisco Business Times*, which recognizes for-profit companies that make contributions to charitable organizations in the San Francisco Bay Area. We also invest in our local communities through the unwavering commitment of our employees as they volunteered over 2,000 hours.

Community engagement highlights include:

- Relaunching the Heritage Bank of Commerce's Heritage Hearts Program to source nonprofit volunteer and board opportunities for staff across the Bay Area, with a goal of increasing volunteer hours by 20% and number of staff participating in volunteer events by 20%.

- Adopting Rudsdale High School through the Oakland Public Education Fund's Adopt an Oakland School Program.

- Inviting nonprofits to take part in Heritage Bank of Commerce events to meet clients.

- Sponsoring bank advertisements for nonprofits.

- Offering financial literacy classes, career resources, staff support and other annual donations to local students including low income and ethnically and racially diverse students.

- Maintaining our long-time support of Catholic Charities of Santa Clara County whose mission is to alleviate the conditions of chronic poverty, reduce the effects of situational poverty, and prevent the cycle of generational poverty.

- Hosting an inaugural Small Business Toolbox Event/Seminar Series that focused on minority-owned small businesses in Oakland.



Governance

As a publicly-traded community financial institution, it is incumbent upon us to assure that our operations are conducted in a manner that is both consistent with our ESG programs and supportive of the entire community in which we operate. Our Board and senior leadership actively support and promote sound corporate governance and risk management across the Company. This culture of accountability, integrity and transparency affirms our unwavering commitment to building sustainable value.

We conduct our business in a manner that is fair, ethical, and responsible to earn and maintain the trust of our stakeholders. Our corporate governance policies and practices include evaluations of the Board and its committees, as well as continuing director education. Our *Principal Officers / Senior Management Code of Ethics* is publicly available and, in conjunction with other internal Company and Board policies, communicates our values and expectations for our directors, officers, and colleagues. These policies are reviewed periodically by our Board.

90% of our director nominees are independent, with diverse backgrounds, skills and experiences. Showcasing our commitment to a well-rounded Board, 40% of director nominees are female/persons of underrepresented communities. We separate the roles of Chief Executive Officer and Chairman of the Board in recognition of the differences between the two roles. Our Board maintains fully independent Audit, Personnel and Compensation and Corporate Governance and Nominating committees. Our Corporate Governance Committee oversees annual Board and committee self-evaluation programs. Our Board is responsible for risk oversight. The Board maintains an open dialogue with various levels of the management.

We are accountable to our shareholders and we believe shareholders should be entitled to voting rights in proportion to their economic interests. We hold annual elections of the Board (no classified Board), each shareholder is entitled to one vote per share (no dual class structure), we do not have super majority voting, and we do not have a poison pill. We recently placed more emphasis on year-round shareholder outreach and engagement. As a result, we routinely engage with our shareholders to better understand their views, carefully considering the feedback and act when appropriate. We are also transparent about the feedback we receive and the decisions we make. Stock ownership policies for directors and executive officers aligns director and executive and shareholder interests. We hold annual shareholder advisory votes on executive compensation. Our executive management incentive compensation is subject to our "claw-back" policy. Our Board and executive management are subject to our insider trading policy (as are all employees) and are prohibited from engaging in hedging and pledging transactions.

We implement robust risk management programs to ensure compliance with applicable laws and regulations governing ethical business practices. We maintain a complaint and whistleblower policy monitored by an independent third party to receive notice of financial regularities, breaches of internal controls, conflicts of interest and fraud. The Company is subject to rigorous controls and audits, and our Board actively oversees our cybersecurity practices. Our risk management teams ensure compliance with applicable laws and regulations and coordinate with subject-matter experts ("SMEs") throughout the business to identify, monitor and mitigate material risks. We leverage the latest encryption configurations and cyber-technologies on our systems, devices, and third-party connections and further reviews vendor encryption to ensure proper information security safeguards are maintained.

We have a robust Information Security program. Our IT team uses a combination of industry-leading tools and innovative technologies to help protect our stakeholder's data. Our team members are responsible for complying with our data security standards and complete mandatory annual training to understand the behaviors and technical requirements necessary to keep Personal Identifiable Information ("PII") secure. We also offer ongoing education for team members to recognize and report unusual or suspicious activity. Management provides mandatory periodic employee and director compliance training on a variety of topics including, but not limited to, the areas of Anti-Money Laundering ("AML"), Fair Lending, and Privacy.

For more information on our sustainability program and policies, please visit: *www.heritagecommercecorp.com*, to view our inaugural ESG Report.

Executive Compensation

Executive Officers

The Board has designated the following officers as executive officers of the Company and/or Heritage Bank of Commerce set forth below is certain information with respect to the executive officers:

Name	Position
Robertson Clay Jones	President and Chief Executive Officer of Heritage Commerce Corp and Heritage Bank of Commerce
Margo G. Butsch	Executive Vice President and Chief Credit Officer of Heritage Bank of Commerce
Janice Y. Coonley	Executive Vice President and Chief People and Diversity Officer of Heritage Bank of Commerce
Lawrence D. McGovern	Executive Vice President and Chief Financial Officer of Heritage Commerce Corp and Heritage Bank of Commerce
Deborah K. Reuter	Executive Vice President, Chief Risk Officer and Corporate Secretary of Heritage Commerce Corp and Heritage Bank of Commerce

Biographical information for Robertson Clay Jones is found under "Proposal 1—Election of Directors."

Margo G. Butsch, age 59, has served as Executive Vice President and Chief Credit Officer of Heritage Bank of Commerce since July 2017. Ms. Butsch joined Heritage Bank of Commerce through Focus Business Bank which was acquired by Heritage Bank of Commerce in August 2015. After the acquisition, Ms. Butsch joined Heritage Bank of Commerce as Vice President/Credit Administration and was promoted to Senior Vice President/Credit Administration in November 2015. Since 1995 and prior to joining Heritage Bank of Commerce, Ms. Butsch held various Vice President and Senior Vice President relationship management and loan administration positions with Focus Business Bank, The Independent Bankers Bank, Greater Bay Bank, and Imperial Bank.

Janice Y. Coonley, age 48, joined Heritage Bank of Commerce in July 2022 serving as the Executive Vice President, Chief People and Diversity Officer. Prior to joining Heritage Bank of Commerce, Ms. Coonley was head of culture and DEI for JP Morgan Chase & Co.'s consumer bank. She previously held a progression of roles at U.S. Bank in Human Resources, culminating as Vice President of Strategy and Transformation.

Lawrence D. McGovern, age 68, has served as Executive Vice President and Chief Financial Officer of Heritage Commerce Corp and Heritage Bank of Commerce since July 1998.

Deborah K. Reuter, age 69, has served as Executive Vice President, Chief Risk Officer and Corporate Secretary of Heritage Commerce Corp and Heritage Bank of Commerce since April 2014. She was appointed Corporate Secretary in January 2010. Ms. Reuter joined Heritage Bank of Commerce in June 1994, as Vice President/Loan Support Services Manager.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis outlines our executive compensation philosophy and objectives, describes the elements of our executive compensation program, and explains how the Personnel and Compensation Committee ("Committee") of the Company's Board arrived at its compensation decisions for our 2022 named executive officers (NEOs) listed below:

Name of NEO	Title
Robertson Clay Jones[1]	President and Chief Executive Officer of Heritage Commerce Corp and Heritage Bank of Commerce
Walter T. Kaczmarek[2]	Former President and Chief Executive Officer of Heritage Commerce Corp
Margo G. Butsch	Executive Vice President and Chief Credit Officer of Heritage Bank of Commerce
Janice Y. Coonley[3]	Executive Vice President and Chief People and Diversity Officer of Heritage Bank of Commerce
Lawrence D. McGovern	Executive Vice President and Chief Financial Officer of Heritage Commerce Corp and Heritage Bank of Commerce
Deborah K. Reuter	Executive Vice President, Chief Risk Officer and Corporate Secretary of Heritage Commerce Corp and Heritage Bank of Commerce

(1)   Mr. Jones served as President and Chief Operating Officer of Heritage Bank of Commerce until he was promoted to President and Chief Executive Officer of Heritage Commerce Corp on September 15, 2022.

(2)   Mr. Kaczmarek served as the Company's President and Chief Executive Officer from March 2005 until he retired in August of 2019. He was not an officer or employee of the Company in 2020. He rejoined the Company on March 15, 2021 and retired on September 15, 2022, but remained on the Board. Mr. Kaczmarek will not stand for reelection to the Board at the Annual Meeting.

(3)   Ms. Coonley joined the Company as Executive Vice President and Chief People and Diversity Officer of Heritage Bank of Commerce on July 12, 2022.

EXECUTIVE SUMMARY

The compensation programs in which our NEOs participate are designed to drive our financial results, align with our business strategy and create long-term value for our shareholders. In 2022, Committee members participated in our ongoing shareholder outreach program to have meaningful and transparent discussions regarding executive compensation programs, practices and policies. The feedback from these discussions resulted in the following actions after thorough Committee deliberations throughout the year.

What we heard	What we are doing
Poor Responsiveness to Shareholder Concerns	Prior to our 2022 Annual Meeting, we engaged with 12 institutional shareholders representing 33% of our shares. In 2023, we reached out to 20 institutional shareholders, representing 58.5% of our shares; we held meetings with each investor who accepted our invitation resulting in 8 meetings. The remaining 12 declined our invitation.
Lack of Performance Based Equity Awards	In 2023, NEOs will participate in the Long-term Performance Incentive Equity Program (LTIEP), in which 50% of the NEO's award value will be in the form of performance-based restricted stock units (PRSUs). Vesting is contingent on Return on Average Tangible Common Equity ("ROATCE") which is measured on a relative basis to a peer group at the end of a three-year performance period. The remaining 50% of the NEO's award value will be in the form of time-based restricted stock units (RSUs) with ratably 3-year vesting to encourage stock ownership and satisfy the stock ownership and retention guidelines.
Consider Other Metrics for Performance Based Equity Awards	In addition to ROATCE, Shareholders have suggested using other metrics such as Total Share Return (TSR) and/or Earnings Per Share (EPS). The Committee will continue to work with management and compensation consultants to consider other metrics.
Lack of Executive Stock Ownership	The Company instituted robust stock ownership and retention guidelines for our NEOs to appropriately link wealth creation to the value of the Company's common stock.
Lack of Differentiated Qualitative Goals For Individual NEOs	In 2023, Management Incentive Cash Bonus Plan ("Management Incentive Plan") includes differentiated qualitative goals based on individual roles.
Single Trigger Equity Vesting Acceleration on Change of Control	The Committee continues to monitor the prevalence of single-trigger equity vesting acceleration on a change of control and our philosophy of value sharing. Acceleration of vesting on a change of control is common practice for banks of similar size and enables award recipients to share in value creation alongside shareholders.

The Committee believes that the changes we have instituted for 2023 will motivate and reward NEOs for collective and individual efforts and results that are aligned with key drivers of shareholder value. While certain pay actions in 2022, such as the issuance of the NEOs long-term incentive awards in the form of time-based restricted stock are not reflective of our go-forward practices, the Committee believed that a thoughtful and measured approach in 2022 was most prudent. During this time, the Company was undergoing a CEO transition in which it was important to address compensation related to the transition as well as receive perspectives from the new President and Chief Executive Officer. The Committee also added to the NEO group a Chief People and Diversity Officer and changed its independent compensation advisor during 2022 to obtain additional perspectives. During this period of transition, the Committee also consulted with management, to gain management perspectives on relevant metrics aligned with the Company's business strategy.

2022 Financial Accomplishments

The year 2022 was a pivotal for the Company. We delivered solid financial results, increasing loans and achieving record revenue while maintaining solid credit quality and a strong capital position. We accomplished this through our unwavering commitment to serve our clients, communities and shareholders. Highlights for the change from 2021 to 2022 include:

Net income increased	Net interest income increased	Total deposits decreased
40% to $66.6M	**23% to $179.9M**	**(8%)**

The efficiency ratio	Nonperforming assets totaled
49.93%	**$2.4M**

Advisory Vote on Executive Compensation

In 2022, the annual advisory vote on executive compensation ("Say-on-Pay") resulted in 72% of the voting shareholders casting their votes in favor of the say-on-pay resolution. While the vote count was a meaningful majority, shareholder outreach was conducted to receive feedback regarding the compensation programs, practices and policies in which our NEOs participate. A summary of the feedback and outcomes from these discussions are located in the "Role of Shareholder Input and Shareholder Outreach Efforts" of this Compensation Discussion and Analysis. Furthermore, significant actions have been taken by the Committee to address the feedback.

Governance Best Practices

The Company aims to support the long-term interests of shareholders through best-practice compensation programs, practices and policies. The Committee reviews on an ongoing basis the Company's executive compensation program to evaluate whether it supports the Company's executive compensation philosophies and objectives and is aligned with shareholder interests. Our executive compensation practices are comprised of the following, each of which the Committee believes reinforces our executive compensation objectives:

What We Do
✔ **Compensation Principles.** Our compensation program is guided by our goals to align the interests of our executive officers with our long-term strategy and the interests of shareholders in a manner that appropriately considers the safety and soundness of Heritage Bank of Commerce.
✔ **Shareholder Outreach.** We conduct regular and transparent outreach to our shareholders, which we consider in the determination of pay levels, practices and policies.
✔ **Formula-based Incentive Plans.** Our Management Incentive Plan is comprised primarily of formula-based objective financial measures. Additional disclosure is also provided for the six key areas of the qualitative scorecard including goal obtainment for each area. Starting in 2023, NEOs will participate in the LTIEP and receive 50% of their award value in PRSUs contingent on relative ROATCE performance compared to a peer group at the end of a three-year performance period.
✔ **Incentive Plan Risk Mitigation.** The Management Incentive Plan uses multiple measures to reduce overreliance on any one metric. A Management Incentive Plan risk review is conducted annually to ensure prudent risk management.
✔ **Clawback Policy.** We have a recoupment policy that provides the Board with the ability to recover compensation in the case of fraud or if the Company is required to restate its financial statements to correct a material error.
✔ **Share Ownership Guidelines.** We require that our President and Chief Executive Officer own shares with a market value equal to three times base salary and that the other NEOs own shares equal to one times base salary.
✔ **Anti-Hedging/Pledging Policy.** We have "anti-hedging" and "anti-pledging" policies on Company shares.
✔ **Independent Compensation Consultant.** The Committee retains an independent compensation consultant that provides no other services to the Company.

What We Don't Do
X **No Tax Gross Ups.** With the exception of one legacy arrangement, we do not provide for tax gross-ups in the event of a change of control.
X **No Repricing or Repurchase of Underwater Equity Awards.** We do not permit the repricing or repurchase of underwater stock options or stock appreciation rights without shareholder approval.
X **No Multi-Year Guarantees.** We do not provide multi-year guaranteed salary increases, equity awards or non-performance bonus arrangements.
X **No "Single Trigger" Cash Severance Payments on Change in Control in Executive Contracts.** Our executive employment agreements do not have "single-trigger" cash severance payments resulting solely from the occurrence of a change of control.

Summary of Executive Compensation Actions

The Committee made the following decisions in 2022.

Action
✔ Adjusted Mr. Jones' base salary to $560,000 to reflect his promotion to President and Chief Executive Officer of Heritage Commerce Corp. The Committee also awarded a promotion award of 25,000 restricted shares.
✔ Adjusted other NEO base salaries 5%—8.75%, based on a review of peer market data.
✔ Approved award payouts under the 2022 Management Incentive Plan ranging between 43.5% to 62% of NEOs' base earnings.
✔ Granted restricted stock awards in May 2022.
✔ Participated in discussions with shareholders concerning the Company's executive compensation programs.
✔ Engaged independent compensation consultants to provide data and advice; and assist in the development of market-based programs for 2023 based on shareholder input received in 2022, and during the first quarter of 2023.
✔ Developed and approved a long term performance-based incentive equity program for our NEOs.
✔ Developed a 2023 Equity Plan for shareholder approval, which includes terms that are considered best practice.
✔ Approved new stock ownership and retention guidelines for our NEOs

HOW COMPENSATION DECISIONS ARE MADE

Role and Responsibilities Relating to Compensation Decisions

Responsible Party	Primary Role and Responsibilities Relating to Compensation Decisions
Personnel and Compensation Committee (Composed solely of independent, non-employee Directors and reports to the Board)[1]	• Oversees the executive compensation program, policies, and practices • Conducts an annual evaluation of the President and CEO's performance in consultation with the full Board • Reviews and approves the President and CEO's recommendations for compensation for the other NEOs • Approves performance goals for purposes of compensation decisions for the NEOs • At least annually, reviews the executive compensation program overall, and establishes base salaries, target annual variable cash bonus opportunities and equity grants (if any) for the fiscal year • Approves all changes to the composition of the Compensation Peer Group • Reviews compensation risk on an annual basis • Reviews and makes recommendations to the Board with respect to director compensation
Independent Consultant to the Committee[2] (McLagan and Meridian Compensation Partners, LLC)	• Provides the Committee with analysis and advice pertaining to compensation program design, including proxy and survey analysis, explanation of current and developing best practices, and regulatory changes • Recommends a relevant group of peer companies and appropriate sources of survey data in which to compare the competitiveness and structure of compensation • Analyzes peer company data to assist the Committee in determining the appropriateness and competitiveness of compensation levels • Reviews proposed changes to compensation program design • Reviews compensation disclosure materials • Provides specific analysis and advice periodically as requested by the Committee
Executive Management	• The President and CEO recommends to the Committee annual compensation for the other NEOs and senior executives based on his assessment of their performance • Members of management support the Committee in establishing agendas with the Chair, developing materials for Committee meetings, attending meetings at the request of the Committee and preparing meeting minutes • No member of management is present in Committee meetings when matters related to his or her individual compensation is under discussion, or when the Committee is approving or deliberating on the President and CEO compensation

(1) The Personnel and Compensation Committee Charter can be found at *https://www.heritagecommercecorp.com/documents/* which provides a complete listing of duties.

(2)   During 2022, the Committee was assisted by its independent compensation consultants McLagan and Meridian. Other than the support that it provided to the Committee, McLagan and Meridian provided no other services to the Company or management and only received fees from the Company for the services provided to the Committee. The Committee conducted an evaluation of the independence of its advisors considering the relevant regulations of the SEC and the NASDAQ listing standards. The Committee concluded that McLagan and Meridian were independent of the Company and the services performed by these firms and the individual consultants employed by McLagan and Meridian raised no conflicts of interest.

Role of Shareholder Input and Shareholder Outreach Efforts

Our Board and Committee value our shareholders' views on our executive compensation program, as communicated to us via our shareholder outreach and through our shareholders' voting decisions. The Committee takes seriously, and believes it is important to respond to, shareholders' input on our executive compensation program. The Committee also considers the views and recommendations provided by proxy advisors who review and analyze public company executive compensation programs and express their views to their institutional investor clients. The Committee has taken a deliberate approach to implementing best practices in our compensation programs, policies and practices. We have regularly communicated with our shareholders. *See* "Shareholder Communications and Outreach" on page 6 of this proxy statement for more information on our shareholder outreach program. Over the last two years, members of management and the Committee have reached out to our shareholders with regard to executive compensation matters.

Prior to our 2022 Annual Meeting, our Chief Executive Officer, Chief Financial Officer and our President and Chief Operating Officer of Heritage Bank of Commerce, and in one meeting the Chair of our Personnel and Compensation Committee, held meetings with 12 institutional investors representing 33% of our outstanding common stock. In addition, written requests for meetings were sent to five other institutional investors. The following are some of the investor priorities discussed at those meetings:

- Align pay with performance by implementing the use of performance-based equity awards by using one or more financial metrics.

- Enhance disclosure about our outreach program to shareholders.

- Review the compensation peer group to assure a close correlation with the Company and its business.

- Eliminate "single-trigger" provisions in equity awards.

- Review "gross-up" provisions in executive contracts.

- Review use of interpolation for cash incentives and PRSUs.

At our 2022 Annual Meeting, our non-binding advisory proposal was approved with approximately 72% of the voting shareholders casting their votes in favor of the Say-on-Pay resolution. While the vote count was sufficient to approve the resolution, our management team and Board set out on a course to continue to reach out to shareholders and provide them with opportunities to discuss our executive compensation program. Following the 2022 Annual Meeting, our Chief Executive Officer, Chief Financial Officer and our President and Chief Operating Officer of Heritage Bank of Commerce and other invited members of our executive team attended four investment conferences and held 33 one-on-one meetings with shareholders.

Prior to our 2022 Annual Meeting, we engaged with 12 institutional investors representing 33% of our shares. In 2023, in addition to our participation in investment conferences and in-person, individual investor meetings, we specifically reached out to 20 institutional shareholders, representing 58.5% of our shares. We held meetings directly or by telephone or video conference with each investor who accepted our invitation resulting in 8 meetings as of March 15, 2023. Commencing in the first quarter of 2023, two members of the Committee also participated in meetings with institutional investors.

The shareholder perspectives that we receive, through direct engagement as well as through voting decisions, provide valuable insight and have continued to help influence our program.

As a result of these meetings along with further analysis by the Committee with the assistance of our independent compensation consultant, the Company took the following steps:

- Enhanced the qualitative portion of the Management Incentive Plan to include specific corporate goals that further our growth, safety and soundness, and the development of a strong and diverse workforce; additional disclosure regarding results and payouts.

- In 2023, NEOs will participate in the LTIEP, in which 50% of the NEO's award value will be in the form of PRSUs. Vesting is contingent on ROATCE which is measured on a relative basis to our peer group at the end of a three-year performance period.

The remaining 50% of the NEO's award value will be in the form of time-based restricted stock units (RSUs) to encourage stock ownership and satisfy the stock ownership and retention guidelines.

- Implemented a robust stock ownership and retention guidelines for our NEOs.

- Continues to monitor the prevalence of single-trigger equity vesting acceleration on a change of control. This practice is prevalent for banks of similar size and enables award recipients to share in value creation alongside shareholders on a change in control.

- Developed a 2023 Equity Incentive Plan for shareholder approval, which includes terms that are considered best practice.

- Discussed the existing gross-up provision in a legacy employment agreement for our Chief Financial Officer. Because the current executive contract is an enforceable contract in good standing, the Committee is unable to unilaterally change its terms. No other NEO employment agreements include a gross-up provision and the Committee maintains a policy that eliminates this practice.

The Committee believes these changes reflect the feedback received from our shareholders and incorporate many of the governance practices that are prevalent and mitigates compensation risk. We welcome feedback regarding our executive compensation program and will continue to engage with our shareholders in 2023.

Overview of Compensation Philosophy

The Committee believes that the continued success of the Company in achieving its strategic objectives depends in large part on the talent and leadership of its executives and the alignment of those executives with the interests of our shareholders. Our compensation philosophy can be summarized as follows:

- **Competitive Compensation.** We provide compensation opportunities to our NEOs that, in the aggregate, reflect the median practices of similarly sized banks in our geographical region, adjusted for individual performance, skills and expertise.

- **Pay-for-Performance.** To earn competitive total pay levels, NEOs must achieve financial and operating objectives derived from our internal business plan. Pay should be aligned with short-and long-term performance that is comparable or exceeds the performance of our peers.

- **Link Compensation and Accountability.** To attract, retain and develop superior talent, we assess the leadership skills of our NEOs as part of an assessment of their individual performance. NEOs are held accountable for providing leadership to the organization and the achievement of financial and non-financial objectives, as well as identifying and developing successors. These assessments are used in deliberations regarding salary increases and incentive awards.

- **Promote Share Ownership.** All long-term incentive awards are paid with shares of Company stock, and our NEOs are expected to maintain a significant investment in the Company in accordance with our stock ownership and retention guidelines.

- **Avoid Encouraging Excessive Risk Taking.** To reduce compensation risk, the NEO's compensation programs are developed to include risk mitigation elements. We balance fixed and variable pay opportunities, use short-and long-term incentive plan horizons and subject payments to our clawback policy. Furthermore, the Management Incentive Plan uses multiple performance measures, and includes meeting a capital requirement threshold as a condition to receiving a payout.

- **Provide Reasonable Income Security.** We provide employment agreements to our executive officers consistent with market practices. These agreements are designed to foster stability and retain well-qualified executives by providing reasonable income protection upon termination of employment following a change of control. All employment agreements are "double trigger," requiring both a change of control and the loss of employment in order to receive severance benefits. Other than one legacy agreement, no other agreements provide for the gross-up of taxes.

COMPENSATION PROGRAM OBJECTIVES AND REWARDS

Summary of Components of Executive Compensation

All our compensation and benefits for our NEOs described below have as a primary purpose our need to attract, retain and motivate the highly talented individuals whose performance will enable us to succeed in creating shareholder value in a highly competitive marketplace. Beyond that, different elements have specific purposes designed to reward different performance and retention goals.

Compensation Element	Purpose
Base Salary	• Provides a fixed amount of compensation to recognize the duties, responsibilities and scope of influence of the executive's role. The level of base salary also takes into consideration the executive's experience, skills, and performance.
Management Incentive Plan	• Rewards the achievement of annual goals for financial performance, as well as key annual individual goals that strengthen the business and position the Company for long-term success.
Long-Term Incentives	• Rewards long-term performance through increases in share appreciation and aligns executives with shareholder interests. Starting in 2023, 50% of the NEO's award value will be in the form of PRSUs. Vesting is contingent on ROATCE which is measured on a relative basis to our peer group at the end of a three-year performance period.
Other Compensation	• NEOs participate in the benefit and retirement programs generally available to all full-time Company employees with the purpose of providing health, welfare and financial stability. Perquisites are generally limited to those that assist our NEOs in conducting their business duties productively. Employment agreements and other separation benefits are provided to ensure that executives act in the best interest of the Company regardless of future employment status.

Compensation Mix

The Committee evaluates the mix of compensation components. Pay mix is balanced considering short-and long-term time horizons, allocation between cash and equity, and between fixed and variable compensation components. In determining the compensation mix, the Committee strives to motivate near-term performance, while also focusing the executives on longer-term corporate goals that drive shareholder value.The following reflects the compensation mix for 2022.



At Risk 56%
23%
44%
CEO Target Pay
33%
Salary
Short-term incentive
Long-term incentive

At Risk 48%
24%
52%
NEO Average Target Pay
24%
Salary
Short-term incentive
Long-term incentive

The Committee reviews the total compensation that may be awarded to NEOs. Decisions are made consistent with the Company's compensation philosophy, considering each element and the combined total compensation delivered through the Company's executive compensation programs.

Pay Positioning

The Committee has not established a specific percentile positioning for its NEOs. Generally, base salaries are targeted near the median of the market, adjusted for wage rates in the California Bay Area, which are higher than the national average. Individual factors may also be considered by the Committee including individual performance, importance of the role to achieve strategic objectives, and other relevant factors.

Use of Peer Group and Market Data

In 2020, the Compensation Committee engaged McLagan to conduct a competitive review of the Company's executive compensation program, which was delivered in the first quarter of 2021 and used to inform 2021 and 2022 pay decisions. One data source used in setting market-competitive guidelines for the executive officers is the information publicly disclosed by a peer group of other publicly traded banks which the Compensation Committee uses as a competitive reference point.

Banks selected as peers for compensation purposes are public and actively traded banks which align with some or all of the following criteria:

- Geographic location in California, Colorado, Nevada, Oregon, Utah and Washington

- Asset sizes between $2 billion and $9 billion

- Similarity of product lines and business focus

- Comparable performance criteria including, asset growth, profitability, credit quality, capitalization and total shareholder return

Based on these criteria, the following companies were included in the Company's Compensation Peer Group for 2022 decision making:

Banc of California	Luther Burbank Corp.*
Bank of Marin Bancorp	National Bank Holdings
BayCom Corp	PCB Bancorp
Farmers & Merchants Bancorp	Preferred Bank
First Choice Bancorp	RBB Bancorp
First Foundation Inc.	Sierra Bancorp
Hanmi Financial Corp.	TriCo Bancshares
Heritage Financial Corp.	Westamerica Bancorp
HomeStreet Inc.	

* Subsequently acquired.

The competitive review also included Data from McLagan's Regional & Community Banking Survey database. National survey data was adjusted upward 29.5% to account for wage rates in San Jose, California, relative to the national average.

In the fall of 2022, the Committee engaged Meridian Compensation Partners, LLC to assist with incentive award payouts, Compensation Discussion and Analysis drafting, and planning for 2023 compensation decision-making.

Chief Executive Officer Compensation

The Committee annually reviews and approves goals and objectives relevant to the Chief Executive Officer and evaluates the Chief Executive Officer's performance against those objectives and other relevant factors. The Committee typically considers corporate financial performance, and the Company's achievement of its short and long-term goals versus its strategic objectives and financial targets. With the assistance of the compensation consultant, the Committee also considers the compensation data related to the Compensation Peer Group for base pay, total cash compensation, and total direct compensation. The Chief Executive Officer does not participate in any deliberations regarding his own compensation.

Walter T. Kaczmarek rejoined the Company on March 15, 2021, as President and Chief Executive Officer of the Company and Mr. Kaczmarek entered into an employment agreement. Under the agreement, Mr. Kaczmarek received an annual salary of $721,000. He also received a grant of $540,000 of restricted common stock that vests over three years with acceleration with the hiring of a new Chief Executive Officer, a change of control, termination for good reason, or termination without cause. For 2022, the Committee recommended a 4% increase in his base salary to $749,840.

In September 2022, Mr. Kaczmarek retired as President and Chief Executive Officer and Robertson Clay Jones assumed the position of President and Chief Executive Officer of the Company. In this regard, the Company entered into a new employment agreement with Mr. Jones. The Company previously reported the key terms of our employment agreement with Mr. Jones, pursuant to a Form 8-K filing with the SEC on September 19, 2022. Under the employment agreement, Mr. Jones received an annual salary of $560,000, which may be adjusted upwards through annual increases as determined by the Board and an award of 25,000 shares of restricted stock that vests on a pro-rata basis over three years.

Base Salary Decisions for the Other Named Executive Officers

The Committee approved the following salaries and adjustments for the other named executive officers effective April 1, 2022:

NEO	Base Salary		
	2021	2022	Change from 2021
Robertson Clay Jones[1]	$400,000	$560,000	40.00%
Walter T. Kaczmarek[2]	$721,000	$749,840	4.00%
Margo G. Butsch	$313,635	$329,317	5.00%
Janice Y. Coonley[3]	—	$325,000	—
Lawrence D. McGovern	$367,710	$399,885	8.75%
Deborah K. Reuter	$319,043	$334,995	5.00%

(1) Mr. Jones received a 40% increase in 2022 upon his appointment as President and Chief Executive Officer on September 15, 2022 to $560,000.

(2) Mr. Kaczmarek received a salary of $721,000 pursuant to his employment agreement dated April 5, 2021. Mr. Kaczmarek served as the Company's President and Chief Executive Office from March 2005 until he retired in August of 2019. He was not an officer or employee of the Company in 2020. He rejoined the Company on March 15, 2021 and retired on September 15, 2022, but remained on the Board. Mr. Kaczmarek will not stand for reelection to the Board at the Annual Meeting.

(3) Ms. Coonley joined the Company as Executive Vice President and Chief People and Diversity Officer of Heritage Bank of Commerce on July 12, 2022.

Management Incentive Plan

Our NEOs participate in the Management Incentive Plan, which is an annual cash-based incentive program linked to achievement of certain corporate performance goals.

Taking into consideration the recommendations of its independent compensation consultant and the President and Chief Executive Officer's recommendations for the other NEOs, the Committee approves an incentive award target as a percentage of base salary for the NEOs.

Named Executive	% of Base Salary		
	Threshold	Target	Maximum
Robertson Clay Jones*	30%	75%	100%
Walter T. Kaczmarek	30%	75%	100%
Margo G. Butsch	30%	45%	65%
Janice Y. Coonley	30%	45%	65%
Lawrence D. McGovern	30%	50%	70%
Deborah K. Reuter	30%	45%	65%

* Mr. Jones 2022 award for Target was 50% and 70% for Maximum until he assumed the position as President and Chief Executive Officer on September 15, 2022. His Target and Maximum bonus opportunities were then increased to 75% and 100%, respectively.

The Committee also assigned weightings between a Company scorecard based on financial metrics (80%) and a qualitative scorecard based on specific goals that further our growth, safety and soundness, and the development of a strong and diverse workforce (20%). The following performance metrics along with the relative weights of each metric were established by the Committee in the first quarter of 2022:

Performance Metrics	Weight	Performance Goals ('000s)		
		Threshold	Target	Maximum
Pre-Tax Income	20%	$ 67,221	$ 74,690	$ 82,159
Nonperforming Assets	20%	$ 14,446	$ 13,132	$ 11,819
Loan Growth[1]	25%	$2,738,946	$2,883,101	$3,027,256
Deposit Growth[2]	15%	$4,680,607	$4,926,954	$5,173,302
Qualitative Factors[3]	20%	Qualitative Assessment of Six Factors		

(1)   Loan Threshold and Maximum are established at 95% and 105% of the Company's budget, respectively. Includes factored accounts receivable but excludes purchased mortage loans in 2022 and Paycheck Protection Program ("PPP") loans.

(2)   Deposits exclusive of brokered, CDARS and state certificates of deposit. Deposit Threshold and Maximum are established at 95% and 105% of the Company's budget, respectively.

(3)   The qualitative factors were based on the Company's strategic plan for 2022, which included six goals, each weighted equally. The qualitative goals were: 1) ESG/DEI Progress; 2) Fee Growth; 3) Audit Quality; 4) CRA/Fair Lending Quality; 5) Hiring Goals; and 6) Succession Planning/Employee Development for an overall achievement.

The Management Incentive Plan includes a performance "gate" requiring a year-end total risk-based capital ratio at or above 10.5%. Otherwise, no payment would be made under the Management Incentive Plan.

The Committee has the right, in its sole and absolute discretion, to make adjustments to the performance goals within the defined parameters set forth in the Management Incentive Plan including: one-time, non-recurring, or extraordinary events or any other reason that the Committee deems appropriate. Additionally, the Committee may adjust awards considering factors such as regulatory compliance and credit quality; and to reduce or eliminate any cash award otherwise payable. In 2022, the Committee did not make any such adjustments.

Performance metrics were identified through our annual financial planning and budgeting process and are intended to align with the Board's strategic plan for 2022. The Committee received recommendations from the senior management along with other relevant data including economic forecasts and historical goal setting and achievement. The Committee believed that the Threshold, Target and Maximum levels established for the Management Incentive Plan in 2022 were sufficiently challenging to meet the Company's long-term performance objectives.

Payouts were not calculated by mathematical interpolation (on a continuous scale), therefore an incentive level had to be reached or exceeded for a cash award. The Committee approved the following goal achievement for 2022 performance:

Performance Metrics	Weight	Performance Goals ('000s)			Payout	
		Threshold	Target	Maximum	Actual	Level Achieved
Pre-Tax Income	20%	$ 67,221	$ 74,690	$ 82,159	$ 94,366	Maximum
Nonperforming Assets	20%	$ 14,446	$ 13,132	$ 11,819	$ 2,425	Maximum
Loan Growth	25%	$2,738,946	$2,883,101	$3,027,256	$2,815,153	Threshold
Deposit Growth	15%	$4,680,607	$4,926,954	$5,173,302	$4,359,230	Not Met
Qualitative Factors	20%	Qualitative Assessment of Six Factors			See Footnote[1]	Target

(1)   The Qualitative factors were achieved as follows: 1) ESG/DEI Progress (Target); 2) Fee Growth (Maximum); 3) Audit Quality (Maximum); 4) CRA/Fair Lending Quality (Threshold); 5) Hiring Goals (Maximum); and 6) Succession Planning/Employee Development (Threshold) for an overall achievement at Target.

The Committee approved the following incentive cash awards for 2022 performance. Awards are calculated using 2022 base earnings, which may differ from 2022 base salaries due to the timing of salary adjustments promotions and partial year participation.

Named Executive	Award Payout
Robertson Clay Jones[1]	$232,452
Walter T. Kaczmarek[2]	$324,596
Margo G. Butsch	$141,547
Janice Y. Coonley[3]	$ 66,972
Lawrence D. McGovern	$180,987
Deborah K. Reuter	$143,988

(1)   Mr. Jones was awarded 18,132 shares of restricted stock, which represented 50% of his base salary at the time on May 16, 2023, with a $199,996 market value on the date of grant. When he was promoted to President and Chief Executive Officer of the Company on September 15, 2022, he was awarded an additional 25,000 shares of restricted stock with a $298,000 market value on the date of grant. The total number of shares is the total number of both awards.

(2)   Mr. Kaczmarek retired in September 2022 and received a pro rata share of his bonus award.

(3)   Ms. Coonley joined the Company in July 2022 and her payout was calculated using her earnings of $153,958 and 45% award target through December 31, 2022.

Equity Awards in 2022

Equity awards for 2022 were awarded under the 2013 Equity Plan on May 16, 2022, in the form of restricted stock awards based on a percentage of the NEO's current base salary. Target percentages were established at the same percentage as the Management Incentive Plan vesting ratably over a three-year period. For 2022, the Committee approved the following restricted stock awards:

Named Executive	Restricted Stock Award		
	% of Base Salary	Number of Shares	Dollar Value
Robertson Clay Jones[1]	50%	43,132	$488,996
Walter T. Kaczmarek[2]	75%	48,957	$539,996
Margo G. Butsch	45%	12,795	$141,129
Janice Y. Coonley[3]	—	12,000	$139,440
Lawrence D. McGovern	50%	16,668	$183,848
Deborah K. Reuter	45%	13,016	$143,566

(1)   Mr. Jones was awarded 18,132 restricted on May 16, with a $199,996 market value. Upon his promotion to President and Chief Executive Officer of Heritage Commerce Corp, Mr. Jones was awarded 25,000 shares with a $289,000 market value on September 15, 2022.

(2)   Mr. Kaczmarek fully vested in his shares at retirement per his award agreement.

(3)   Ms. Coonley received the grant of 12,000 restricted shares with a $139,440 market value on the date grant as provided in her employment agreement.

Performance Based Long-Term Incentive Equity Program

In response to our shareholder outreach program, the Committee in consultation with its independent compensation consultants designed the LTIEP, with the objective of further aligning our NEOs with the interests of shareholders and our pay-for-performance philosophy. Under the LTIEP, 50% percent of the NEO's award value is granted in PRSUs. The remaining 50% is granted in RSUs.

PRSUs. Awards vest at the end of a three-year performance period (2023—2025) based on the ROATCE as compared to a peer group of banks approved by the Committee.

PRSUs vest based on percentile performance using the table below. The Committee will use straight-line interpolation reward incremental achievements between performance levels.

Performance Metrics	Performance Levels		
	Threshold	Target	Maximum
ROATCE Percentile Rank	35th	50th	75th
Percent of PRSUs Vested	50%	100%	150%

RSUs. Each RSU will vest ratably over three years of continual employment and will accelerate upon a change of control, death or disability.

Dividend Equivalents

Holders of RSUs and PRSUs are entitled to receive dividend equivalents with respect to the payment of cash dividends on the Company's common stock. Dividends are deferred until vesting.

Perquisites

Perquisites are generally limited to those that assist our NEOs in conducting their business duties productively and are limited to car allowances for the NEOs and a club memberships for the President and Chief Executive Officer.

Supplemental Executive Retirement Plan—SERP

Our 2005 Amended and Restated Supplemental Retirement Plan ("SERP") is a legacy arrangement in which the Chief Financial Officer and Chief Risk Officer participates. While the SERP is still an active program, the Committee has not approved any new participation in the program since 2011.

The SERP is a nonqualified defined benefit plan which is unsecured and unfunded. Upon normal retirement, as defined in the SERP, participants receive 100% of his or her supplemental retirement benefit, payable monthly, commencing on the first of the month following retirement (unless selected otherwise by the participant and except executive officers who will receive their benefit six months following retirement) and continuing until the death of the participant (unless the joint survivor option is selected). For information on the plan, see the "Summary Compensation" table and the "Supplemental Retirement Plan for Executive Officers."

Employment Agreements and Change of Control Provisions

We provide employment agreements to our executive officers consistent with market practices. These agreements are designed to foster stability and retain well-qualified executives by providing reasonable income protection upon termination of employment following voluntary and involuntary termination as defined by the agreement. The agreements also provide some benefits due to death or disability. Other than the Chief Financial Officer's legacy employment agreement, gross up provisions are not provided in any other executive agreements.

The Committee and the Board believe that the likelihood of a change of control transaction would result in our executives facing uncertainties about their future employment and may result in concern over how the potential transaction might affect them. To allow our executives to focus solely on making decisions that are in the best interests of our shareholders, our NEOs have change of control provisions in their respective employment agreements that provide them with certain payments and benefits in the event of the termination of their employment upon a change of control of the Company.

All NEO employment agreements require both a change of control and termination in order to receive severance benefits (i.e., double trigger). We have disclosed the severance and/or change in control payouts that would be payable to each NEO if the triggering event occurred on December 31, 2022, in the "Change in Control Arrangements and Termination of Employment" section in this proxy statement.

Compensation Policies and Practices

	Summary
Stock Ownership and Retention Guidelines	The Company has established stock ownership guidelines to encourage Company share ownership by our NEOs and directors through retention of shares granted under the Company's incentive plans. The stock ownership guidelines are summarized in the table below.

Position	Stock Ownership Guideline
Chief Executive Officer	3x base salary
Other Executive Officers	1x base salary
Directors	17,500 common shares

Executives are not required to purchase shares to reach these ownership guidelines. However, executives are restricted from selling shares received as equity-based compensation (net of required withholding tax) until the guidelines are achieved. Furthermore, executives are required to retain at least 50% of shares earned under equity-based compensation plans once the guidelines have been met. The policy specifically excludes stock options and unvested performance-based awards toward the meeting the ownership guidelines.

Directors have a three-year period from the time he or she joins the Board to satisfy the Board's ownership policy.

As of the record date for the annual meeting, all directors and NEOs are in compliance, with the exception of Kamran Husain who joined as a director in December 2021 and Janice Y. Coonley who joined as the Chief People and Diversity Officer July 2022, both of whom are in the process of complying with their respective guidelines.

Clawback Policy	The Company may recoup incentive compensation paid to NEOs and other executives where (i) the payment, grant or vesting of an incentive award was based on the achievement of financial results that were subsequently the subject of a restatement of the Company's financial statements filed with the SEC, (ii) the amount of the compensation that would have been received by the executive officer had the financial results been properly reported would have been lower than the amount actually received, and (iii) the Board determines in its sole discretion and the exercise of its business judgement that it is in the best interests of the Company and its shareholders for the executive officer to repay or forfeit all or any portion of the awards.
Insider trading Policy	Our policy applies to directors, officers, employees and consultants with respect to the trading of Company's securities, as well as the securities of publicly traded companies with whom we have a business relationship. The Company prohibits the unauthorized disclosure of any nonpublic information acquired in the workplace or otherwise as a result of an individual's employment or other relationship with the Company or any of its subsidiaries, as well as the misuse of any material nonpublic information about the Company or any of its subsidiaries or their respective businesses in securities trading.
Prohibition on Hedging	Our stock trading guidelines prohibit executive officers and directors from speculating in our stock, which includes, but is not limited to, short selling (profiting if the market price of the securities decreases), buying or selling publicly traded options, including writing covered calls, and hedging or any other type of derivative arrangement that has a similar economic effect.

Prohibition on Pledging	Executive officers and directors are prohibited from purchasing Company securities on margin, borrowing against Company securities held in a margin account, or pledging Company securities as collateral for a loan.
Equity Grant Practices	The Company's practice is to approve annual equity awards to eligible recipients, including our NEOs, during the first quarter of the year, with the exception of grants related to new hires or other off-cycle awards.
	We do not backdate equity awards. In addition, we do not coordinate grants of equity awards so that they are made before announcement of favorable information, or after announcement of unfavorable information. The Company's equity awards are granted at fair market value on a fixed date or event (the first day of service for new hires and the date of Committee approval for existing employees). We do not grant stock options with a so-called "reload" feature, nor do we loan funds to employees to enable them to exercise stock options. We have never re-priced stock options.
Compensation Risk Assessment	The Committee oversees a periodic risk assessment of the Company's compensation programs to determine whether such programs are reasonably likely to have a material adverse effect on the Company. For 2022, the Committee concluded that the Company's compensation programs were appropriately balanced to mitigate compensation-related risk with cash and stock elements, financial and non-financial goals, formal goals and discretion, and short-term and long-term rewards. The Company also has policies to mitigate compensation-related risk, including stock ownership guidelines, clawback provisions, and prohibitions on employee pledging and hedging activities, as described above. Furthermore, the Committee believes the Company's policies on ethics and compliance along with its internal controls also mitigate against unnecessary or excessive risk-taking.
	The Company hired an Executive Vice President/People and Diversity Officer in 2022 to work with the Committee and external compensation advisors to ensure compensation programs and payouts are aligned with short term and long-term compensation plans and the spirit of such plans.
Tax Considerations	In light of Section 162(m) of the Code, it is the policy of the Committee to examine our executive compensation program to maximize the tax deductibility of compensation paid to our executive officers when and if the $1 million threshold becomes an issue. At the same time, the Committee also believes that the overall performance of our executives cannot in all cases be reduced to a fixed formula and that the prudent use of discretion in determining pay levels is in our best interests and those of our shareholders. Under some circumstances, the Committee's use of discretion in determining appropriate amounts of compensation may be essential. In those situations where discretion is or can be used by the Committee, compensation may not be fully deductible.
Compensation Committee Interlocks and Insider Participation	No member of the Committee serves or has served as an employee of the Company or its subsidiaries, and there are no common participants between the compensation committee of any other entity and the Company.

Compensation Committee Report

The Personnel and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 401(b) of Regulation S-K with management and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee of the Board

Marina H. Park Sutton, Chair
Julianne M. Biagini-Komas
Kamran F. Husain
Robert Moles
Ranson Webster

Executive Compensation Tables

The following table provides for the periods shown, information as to compensation for services of the Company's principal executive officer, principal financial officer, and the three other executive officers of the Company who had the highest total compensation (as defined in accordance with applicable regulations) with respect to the year ended 2022 (collectively referred to as "NEOs"):

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary (c)(1)	Bonus (d)	Stock Awards (e)(2)	Option Awards (f)(2)	Non-Equity Incentive Plan Compensation (g)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (h)(4)	All Other Compensation (i)(5)	Total ($)(j)
Robertson Clay Jones* President and Chief Executive Officer of Heritage Commerce Corp and Heritage Bank of Commerce	2022	$447,282	—	$488,996	—	$232,452	—	$ 28,284	$1,197,014
	2021	$353,645	—	$180,068	—	$215,723	$ 26,900	$ 19,655	$ 795,992
	2020	$322,088	—	$ 64,847	—	$128,835	$ 44,900	$ 13,534	$ 574,204
Walter T. Kaczmarek** Former President and Chief Executive Officer of Heritage Commerce Corp and Chief Executive Officer of Heritage Bank of Commerce	2022	$523,542	—	$539,996	—	$324,596	—	$122,830	$1,510,963
	2021	$573,565	—	$540,000	—	$490,000	—	$ 55,481	$1,659,046
Margo G. Butsch Executive Vice President/Chief Credit Officer of Heritage Bank of Commerce	2022	$325,397	—	$141,129	—	$141,547	—	$ 26,290	$ 634,363
	2021	$309,901	—	$141,127	—	$173,545	—	$ 28,190	$ 652,763
	2020	$296,525	—	$119,474	—	$118,610	—	$ 26,199	$ 560,808
Janice Y. Coonley*** Executive Vice President/Chief People and Diversity Officer of Heritage Bank of Commerce	2022	$153,958	—	$139,440	—	$ 66,972	—	$ 40,729	$ 401,099
Lawrence D. McGovern Executive Vice President/Chief Financial Officer of Heritage Commerce Corp and Heritage Bank of Commerce	2022	$391,841	—	$183,848	—	$180,897	—	$ 52,427	$ 809,013
	2021	$363,333	—	$183,853	—	$221,633	$ 8,700	$ 53,738	$ 831,257
	2020	$347,650	—	$157,582	—	$156,443	$375,900	$ 50,068	$1,087,643
Deborah K. Reuter Executive Vice President/Chief Risk Officer and Corporate Secretary of Heritage Commerce Corp and Heritage Bank of Commerce	2022	$331,007	—	$143,566	—	$143,988	—	$ 28,140	$ 646,701

* Mr. Jones was promoted to President and Chief Executive Officer effective September 15, 2022. Prior to his promotion he was serving as President and Chief Operating Officer of Heritage Bank of Commerce.

** Mr. Kaczmarek served as the Company's President and Chief Executive Office until he retired in August of 2019. He was not an officer or employee of the Company in 2020. He rejoined the Company on March 15, 2021 and he retired on September 15, 2022, but remained on the Board. Mr. Kaczmarek will not stand for reelection to the Board at the Annual Meeting.

*** Ms. Coonley joined the Company as Executive Vice President and Chief People and Diversity Officer of Heritage Bank of Commerce on July 12, 2022.

(1) The amounts in column (c) include amounts voluntarily deferred by each of the named executive officers into their 401(k) plan accounts. For 2022, each executive officer deferred $27,000, except Mr. Kaczmarek deferred zero and Ms. Coonley deferred $12,188.

(2) The amounts shown in columns (e) and (f) reflect the applicable full grant date fair values for stock options and stock awards in accordance with ASC 718 (excluding the effect of forfeitures), and are reported for the fiscal year during which the stock options and stock awards were issued. The assumptions used in calculating the valuation for stock options and stock awards may be found in Note 12 to the Company's consolidated financial statements for the year ended December 31, 2022, included in the Company's Annual Report on Form 10-K, filed with the SEC on March 9, 2023.

(3) The amounts shown in column (g) reflect payments made under the terms of the Management Incentive Plan for 2022 performance and paid in the first quarter of 2023.

(4) The amounts shown in column (h) for 2022 represent only the aggregate change in the actuarial present value of the accumulated benefit under the Company's SERP from December 31, 2021 to December 31, 2022. The amounts in column (h) were determined using interest rate and mortality rate assumptions consistent with those used in the Company's consolidated financial statements and include amounts which the named executive officer may not currently be entitled to receive because such amounts are not vested. Assumptions used in the calculation of these amounts are included in Note 13 to the Company's consolidated financial statements for the year ended December 31, 2022, included in the Company's Annual Report on Form 10-K, filed with the SEC on March 9, 2023.

Mr. Jones has a fully vested Supplemental Executive Retirement Agreement, dated November 28, 2017 (amended November 9, 2018) that was entered into with Presidio Bank. The agreement was assumed by the Company when the Company acquired Presidio Bank. Under the agreement, Mr. Jones is entitled to a present value accumulated benefit of $112,300 as of December 31, 2022. The amount shown in column (h) for 2022 represents only the aggregate change in the actuarial present value of the accumulated benefit from December 31, 2021 to December 31, 2022.

(5) The amounts shown in column (i) for 2022 include the following for each named executive:

Named Executive	Economic Value of Death Benefit of Life Insurance for Beneficiaries(*)	401(k) Plan Company Matching Contributions	Other Insurance Benefit	Vacation	Auto Compensation	Cash Dividend on Unvested Restricted Stock Award	Moving Allowance	Total
Robertson Clay Jones	$ 650	$3,000	$1,518	—	$7,766	$15,350	—	$ 28,284
Walter T. Kaczmarek	$11,231	—	$9,631	$70,576	$8,500	$22,892	—	$122,830
Margo G. Butsch	—	$3,000	$2,838	—	$8,400	$12,052	—	$ 26,290
Janice Y. Coonley	—	$3,000	$ 536	$ 6,250	$2,823	$ 3,120	$25,000	$ 40,729
Lawrence D. McGovern	$ 1,576	$3,000	$8,382	$15,380	$8,400	$15,689	—	$ 52,427
Deborah K. Reuter	$ 4,520	$3,000	$8,382	—	—	$12,238	—	$ 28,140

(*) The economic value of the death benefit amounts shown above reflects the annual income imputed to each executive in connection with Company owned split dollar life insurance policies for which the Company has fully paid the applicable premiums. These policies are discussed under "Supplemental Retirement Plan for Executive Officers."

CEO Pay Ratio

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and SEC rules require us to disclose the pay ratio of our CEO to our median employee. The pay ratio disclosure below is a reasonable estimate calculated in a manner consistent with SEC rules and guidance.

We identified the median employee for 2022 by examining the 2022 total W-2 compensation from our payroll and employment records, including 401(k) deferrals and 401(k) matching of up to $3,000 per employee, for all individuals, excluding our CEO, who was employed by us on December 31, 2022. We included all employees, whether employed on a full time, part time, temporary or seasonal basis as of that payroll date. We did not make any assumptions, adjustments or estimates with respect to such total W-2 reported compensation except for the 401(k) matching as described above. We did not annualize the compensation for any full or part time employees that were not employed by us for all of 2022. We believe the use of total W-2 compensation, including 401(k) deferrals and 401(k) matching of up to $3,000 per employee, for all employees is a consistently applied compensation measure.

After identifying the median employee based upon the methodology described above, we calculated annual total compensation for such employee using the same methodology we used for our CEO and other named executive officers as set forth in the 2022 Summary Compensation Table in this proxy statement. The annual total compensation in 2022 for our median employee using this methodology was $95,364. The annual total compensation in 2022 for our CEO using this methodology is shown in the Summary Compensation Table and was $1,309,733 which includes an additional $112,718 to annualize his salary for a full year prior to assuming the CEO position at the Company on September 15, 2022. The ratio of the annual total compensation of our CEO to the annual total compensation of our median employee in 2022 was 13.73 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. Because the SEC rules identifying the median compensated employee and calculating the pay ratio based on the employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay Versus Performance

The following table sets forth information concerning the compensation of our NEOs for each of the fiscal years ended December 31, 2020, 2021 and 2022, and our financial performance for each such fiscal year:

Pay Versus Performance Table for 2022

Year (a)	Summary Compensation Table Total for CEO[1] (b)	Compensation Actually Paid[4] (c)	Summary Compensation Table Total for CEO[2] (d)	Compensation Actually Paid[4] (e)	Summary Compensation Table Total for CEO[3] (f)	Compensation Actually Paid[4] (g)	Average Summary Compensation Table Total for Other NEOs[5] (h)	Average Compensation Actually Paid to Other NEOs[6] (i)	Value of Initial Fixed $100 Investment Based on: Cumulative TSR[7] (j)	NASDAQ Bank Index[8] (k)	Net Income[9] ($ in thousands) (l)	Pre-Tax Income[10] ($ in thousands) (m)
2022	n/a	n/a	$1,510,963	$1,502,691	$1,197,014	$1,310,688	$622,794	$650,479	$113.48	$101.92	$66,555	$94,366
2021	$1,756,569	$1,498,586	$1,659,046	$1,754,118	n/a	n/a	$753,751	$839,014	$101.17	$124.84	$47,700	$65,870
2020	$1,237,428	$1,076,898	n/a	n/a	n/a	n/a	$785,615	$588,764	$ 73.19	$ 89.37	$35,299	$49,068

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Keith A. Wilton (Former President and CEO) for each corresponding year in the "Total" column of the "Summary Compensation Table for 2021 and 2020." Mr. Wilton retired from the Company on March 12, 2021.

(2) The dollar amounts reported in column (d) are the amounts of total compensation reported for Walter T. Kaczmarek (Former President and CEO) for each corresponding year in the "Total" column of the "Summary Compensation Table for 2022 and 2021." Mr. Kaczmarek served as the President and Chief Executive Officer in 2019 until he retired in August of 2019. He was not an officer or employee of the Company in 2020. He rejoined the Company on March 15, 2021 and retired on September 15, 2022, but remained on the Board. Mr. Kaczmarek will not stand for reelection to the Board at the Annual Meeting.

(3) The dollar amounts reported in column (f) are the amounts of total compensation reported for Robertson Clay Jones (President and CEO) for each corresponding year in the "Total" column of the "Summary Compensation Table for 2022." Mr. Jones was promoted to President and Chief Executive Officer effective September 15, 2022.

(4) The dollar amounts reported in column (c), (e) and (g) represent the amount of "compensation actually paid" to (1) Mr. Wilton, (2) Mr. Kaczmarek, and (3) Mr. Jones, as computed in accordance with Item 402(v) of SEC Regulation S-K. The dollar amounts reported do not reflect the actual amount of compensation earned by or paid to (1) Mr. Wilton, (2) Mr. Kaczmarek, and (3) Mr. Jones during the applicable year. In accordance with the requirements of Item 402(v) of SEC Regulation S-K, the following adjustments were made to (1) Mr. Wilton's, (2) Mr. Kaczmarek's, and (3) Mr. Jones's total compensation for each year to determine the compensation actually paid to (1) Mr. Wilton, (2) Mr. Kaczmarek, and (3) Mr. Jones, respectively:

	Year	Reported Summary Compensation Table Total for CEO	Reported Grant Date Fair Value of Equity Awards (a)	Equity Award Adjustments (b)	Reported Change in the Actuarial Present Value of Pension Benefits (c)	Pension Benefit Adjustments (d)	Fair Value of Awards Forfeited (e)	Compensation Actually Paid to CEO
(1)	2022	—	—	—	—	—	—	—
	2021	$1,756,569	—	$ 46,772	—	—	$(304,755)	$1,498,586
	2020	$1,237,428	$(330,000)	$169,470	—	—	—	$1,076,898
(2)	2022	$1,510,963	$(539,996)	$531,724	—	—	—	$1,502,691
	2021	$1,659,046	$(540,000)	$635,072	—	—	—	$1,754,118
	2020	—	—	—	—	—	—	—
(3)	2022	$1,197,014	$(488,996)	$569,915	—	$32,755	—	$1,310,688
	2021	—	—	—	—	—	—	—
	2020	—	—	—	—	—	—	—

(a) The "reported grant date fair value of equity awards" represents the amount reported in the "Stock Awards" column in the "Summary Compensation Table" for 2020 to 2022.

(b) The "equity award adjustments" for each applicable year include the addition or (subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that were outstanding and unvested as of the end of the applicable year and (ii) change in fair value from end of prior fiscal year to end of current fiscal year for awards made in prior fiscal years that were unvested at the end of current fiscal year; (iii) change in fair value from end of prior fiscal year to vesting date for awards made in prior fiscal years that vested during current fiscal year; (iv) for equity awards that were granted and vested in the same applicable year, the fair value of the equity awards as of the vesting date; and (v) Dividends paid on unvested shares/share units and stock options. Note that for calculation purposes dividends on unvested restricted stock are already included in the "Summary Compensation Table" under "All Other Comp." for the applicable year. The fair value for all unvested equity awards is based on restricted stock awards with vesting periods of three and four years. The amounts deducted or added in calculating the "equity award adjustments" are as follows for (1) Mr. Wilton, (2) Mr. Kaczmarek, and (3) Mr. Jones, respectively:

	Year	Year-End Fair Value of Outstanding and Unvested Equity Awards Granted in Applicable Year	Year over Year Change in Fair Value of Outstanding Unvested Equity Awards Granted in Prior Years	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years That Vested in The Year	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Dollar Value of Dividends or Other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
(1)	2022	—	—	—	—	—	—
	2021	—	—	$ 46,772	—	—	$ 46,772
	2020	$328,518	$(88,438)	$(70,610)	—	—	$169,470
(2)	2022	—	—	$(34,219)	$565,943	—	$531,724
	2021	$533,300	$ 44,773	$ 56,999	—	—	$635,072
	2020	—	—	—	—	—	—
(3)	2022	$560,716	$ 13,096	$ (3,897)	—	—	$569,915
	2021	—	—	—	—	—	—
	2020	—	—	—	—	—	—

(c) The amounts included in this column are the amounts reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the "Summary Compensation Table" for the applicable year.

(d) The total "pension benefit adjustments" for each applicable year include the aggregate of two components: (i) the actuarially determined pension service cost for services rendered by the CEOs during the applicable year (the "SERP service cost") and (ii) the entire cost of benefits granted in a plan amendment (or initiation) during the applicable year that are attributed by the benefit formula to services rendered in periods prior to the plan amendment or initiation (the "SERP Prior Service Cost"), in each case, calculated in accordance with U.S. GAAP. The amounts included in this column is the SERP service cost for services rendered by Mr. Jones during 2022.

(e) The amounts in this column reflect the fair value of awards forfeited by Mr. Wilton when he retired from the Company on March 12, 2021. The Fair value of forfeited awards are determined at the end of the prior year for awards made in prior fiscal years that were forfeited during the current fiscal year.

(5) The dollar amounts reported in column (h) represent the average of the amounts reported for the Company's NEOs as a group (excluding the CEOs) in the "Total" column of the "Summary Compensation Table" for 2022, 2021 and 2020. The names of the NEOs for each applicable year are as follows:

Year	Other NEOs	Position
2022	Margo G. Butsch	Executive Vice President & Chief Credit Officer of Heritage Bank of Commerce
	Janice Y. Coonley	Executive Vice President & Chief People and Diversity Officer of Heritage Bank of Commerce
	Lawrence D. McGovern	Executive Vice President & Chief Financial Officer
	Deborah K. Reuter	Executive Vice President & Chief Risk Officer and Corporate Secretary
2021	Michael E. Benito	Executive Vice President /Business Banking Manager of Heritage Bank of Commerce
	Margo G. Butsch	Executive Vice President & Chief Credit Officer of Heritage Bank of Commerce
	Robertson Clay Jones	President and Chief Operating Officer of Heritage Bank of Commerce
	Lawrence D. McGovern	Executive Vice President & Chief Financial Officer
2020	Michael E. Benito	Executive Vice President /Business Banking Manager of Heritage Bank of Commerce
	Margo G. Butsch	Executive Vice President & Chief Credit Officer of Heritage Bank of Commerce
	Robertson Clay Jones	Executive Vice President & President of Community Business Bank Group of Heritage Bank of Commerce
	Lawrence D. McGovern	Executive Vice President & Chief Financial Officer

(6) The dollar amounts reported in column (i) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding the CEOs) as computed in accordance with Item 402(v) of SEC Regulation S-K. The names of the NEOs (excluding the CEOs) included for the purposes of calculating the average amounts in each applicable year are the same as the table noted in footnote (5) above. The dollar amounts reported do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding the CEOs) during the applicable year. In accordance with the requirements of Item 402(v) of SEC Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding the CEOs) for each year to determine the compensation actually paid, using the same methodology described above in footnote (4).

Year	Average Reported Summary Compensation Table Total for NEOs	Average Reported Grant Date Fair Value of Equity Awards	Average Equity Award Adjustments[a]	Average Reported Change in the Actuarial Present Value of Pension Benefits	Average Pension Benefit Adjustments[b]	Average Fair Value of Awards Forfeited	Average Compensation Actually Paid to NEOs
2022	$622,794	$(151,996)	$179,681	—	—	—	$650,479
2021	$753,751	$(162,275)	$232,544	$ (21,925)	$36,919	—	$839,014
2020	$785,615	$(115,964)	$ 42,875	$(190,950)	$67,188	—	$588,764

(a) The amounts deducted or added in calculating the total average equity award adjustments were determined In the same method described in footnote (4)b above and are as follows:

Year	Average Year-End Fair Value of Outstanding and Unvested Equity Awards Granted in Applicable Year	Average Year over Year Change in Fair Value of Outstanding Unvested Equity Awards Granted in Prior Years	Average Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Average Dollar Value of Dividends or Other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2022	$177,057	$ 10,798	$ (8,174)	—	—	$179,681
2021	$160,262	$ 40,836	$ 31,447	—	—	$232,545
2020	$115,443	$(40,684)	$(31,884)	—	—	$ 42,875

(b) The amounts added in calculating the total average pension benefit adjustments are as follows:

Year	Average Pension Service Cost	Average SERP Prior Service Cost	Average SERP Service Cost	Total Average Pension Benefit Adjustments
2022	—	—	—	—
2021	—	—	$36,919	$36,919
2020	—	$36,244	$30,944	$67,188

(7) Represents the cumulative three-year total return to shareholders of our common stock and assumes that the value of the investment was $100 on December 31, 2019 and that the subsequent dividends were reinvested. The stock price performance included in this column is not necessarily indicative of future stock price performance.

(8) Represents a cumulative three-year total return of shareholders of a peer group calculated using the same method described in footnote (7). For 2020, 2021 and 2022, the peer group used is the "NASDAQ Bank Index" as listed under Item 5 of our Annual Report on Form 10-K for the years ended December 31, 2020, 2021 and 2022, respectively.

(9) The dollar amounts reported represent the amount of net income (in thousands) reflected in the Company's audited consolidated financial statements for the applicable year.

(10) Pre-tax income has been chosen as a "Selected Performance Measure." While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Pre-tax income is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in this table) used by the Company to link compensation actually paid to the Company's NEOs for the most recently completed fiscal year, to the Company's performance.

Financial Performance Measures

As described in greater detail in the section captioned "Executive Compensation—Compensation Discussion and Analysis" The Company's executive compensation program includes variable components in the form of annual incentive compensation and long-term incentive awards. The metrics that the Company uses for both annual incentive compensation and long-term incentive awards are selected based on an objective of incentivizing our CEO and NEOs (excluding the CEO) to increase shareholder value. The metrics are also correlated with the Company's strategic plan as approved each year by the Board. Changes in shareholder value are reflected in compensation actually paid above through the fair value of the Company's equity awards. Compensation actually paid for 2021 reflects an increase in the fair value of these equity awards as a result of an increase in the Company's common share price from $8.87 at December 31, 2020 to $11.94 at December 31, 2021. Compensation actually paid for 2022 reflects an increase in the fair value of these equity awards as a result of an increase in the Company's common share price from $11.94 at December 31, 2021 to $13.00 at December 31, 2022. The most important financial performance measures used by the Company to link executive compensation actually paid to the CEO and other NEOs (excluding the CEO) for the most recently completed fiscal year, to the Company's performance are as follows:

- Pre-tax Income
- Nonperforming Assets
- Loan Growth
- Deposit Growth

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in the section captioned "Executive Compensation—Compensation Discussion and Analysis" the Company's executive compensation program includes variable components in the form of annual incentive compensation and long-term incentive awards. While the Company utilizes several performance measures to align executive compensation with performance, all of those measures are not presented in the "Pay Versus Performance Table for 2022." Moreover, the Company generally seeks to incentivize long-term performance and, therefore, does not specifically align the Company's performance measures with compensation actually paid (as computed in accordance with Item 102(v) of SEC Regulation S-K) for a particular year. In accordance with Item 402(v) of SEC Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the "Pay Versus Performance Table for 2022."

The following graphs show the relationship between the average of the compensation actually paid to our NEOs and the compensation actually paid to our CEOs (compensation actually paid is aggregated by year) to our total shareholder return, net income and pre-tax income, and the relationship between our cumulative total shareholder return and the cumulative total shareholder return of the peer group, each over the three fiscal years ending December 31, 2022 as reported in the table above.

Compensation Actually Paid and Cumulative TSR



Compensation Actually Paid vs. the Company's TSR

Cumulative TSR vs. Peer Group Index



Cumulative TSR vs Peer Group Index

*Source: S&P Global — (434) 977-1600

Compensation Actually Paid and Net Income

Though, the Company does not use net income as a performance measure in the overall executive compensation program, the measure of net income is correlated with the measure of pre-tax income which is a measure used in the overall executive compensation program.



Compensation Actually Paid vs. Net Income

Compensation Actually Paid and Pre-Tax Income

The Company uses pre-tax income as a performance measure in the overall executive compensation program including equity awards.

Compensation Actually Paid vs. Pre-Tax Income



Executive Contracts

Robertson Clay Jones — On October 11, 2019, the Company entered into an employment agreement with Robertson Clay Jones. The employment agreement was for one year and is automatically renewed for one year terms. Under the agreement, Mr. Jones received an annual salary of $400,000 (last increased in December 2021) with annual increases, if any, as determined by the Company's Chief Executive Officer and the Personnel and Compensation Committee annual review of executive salaries. In addition to his salary, he participated in the Management Incentive Plan. Mr. Jones participated in the Company's 401(k) plan, under which he may receive matching contributions up to $3,000. The Company provided to Mr. Jones, at no cost to him, group life, health, accident and disability insurance coverage for himself and his dependents. Mr. Jones received an automobile allowance in the amount of $500 per month. Mr. Jones was provided with life insurance coverage in the amount of two times his salary not to exceed $700,000. He was also provided with long term care insurance, with a lifetime benefit of up to $72,000.

On September 15, 2022, the Company and Heritage Bank of Commerce entered into a new employment agreement with Mr. Jones at the time when he assumed his new position as President and Chief Executive Officer of the Company and Heritage Bank of Commerce. The employment agreement is for one year and is automatically renewed for one year terms. Under the agreement, Mr. Jones receives an annual salary of $560,000, which was increased as of April 1, 2023 to $622,000. He is entitled to annual increases, if any, determined by the Personnel and Compensation Committee annual review of executive salaries. Mr. Jones continues to participate in the Management Incentive Plan. Mr. Jones continues to participate in the Company's 401(k) plan, under which he may receive matching contributions up to $3,000. The Company will continue to provide Mr. Jones, at no cost to him, group life, health, accident and disability insurance coverage for himself and his dependents. Mr. Jones will continue to be provided with life insurance coverage in the amount of $700,000. The Company will reimburse Mr. Jones for up to $1,200 for tax consultation and tax return preparation. He is also reimbursed for expenses that exceed insurance coverage for an annual physical examination, certain long-term care policy expenses, monthly dues for one country club membership and one business club membership. He receives an automobile allowance in the amount of $1,000 per month, together with reimbursements for gasoline and maintenance expenditures. Under his employment agreement, Mr. Jones is entitled to certain severance benefits on termination of his employment, including a change of control. See "Change of Control Arrangements and Termination of Employment."

Walter T. Kaczmarek — On April 5, 2021, the Company and Heritage Bank of Commerce entered into an employment agreement with Walter T. Kaczmarek who was appointed by the Board as President and Chief Executive Officer of Heritage Commerce Corp and Heritage Bank of Commerce. Mr. Kaczmarek retired on September 15, 2022. The employment agreement was for one year and provided for automatic renewal for one year terms. Under the agreement, Mr. Kaczmarek received an annual salary of $749,840 with annual increases, if any (last increased in March 2022), as determined by the Personnel and Compensation Committee annual review of executive salaries. He also received a grant of $540,000 of restricted stock. In addition to his salary, he was eligible to participate in the Management Incentive Plan. Mr. Kaczmarek also was eligible to participate in the Company's 401(k) plan, under which he was eligible to receive matching contributions up to $3,000. The Company provided Mr. Kaczmarek, at no cost to him, group life, health, accident and disability insurance coverage for himself and his dependents. Mr. Kaczmarek was provided with life insurance coverage in the amount of $700,000. The Company reimbursed Mr. Kaczmarek for up to $1,200 for tax consultation and tax return preparation. He was also reimbursed for expenses that exceed insurance coverage for an annual physical examination, certain long-term care policy expenses, monthly dues for one country club membership and one business club membership. He received an automobile allowance in the amount of $1,000 per month, together with reimbursements for gasoline and maintenance expenditures. Under his employment agreement, Mr. Kaczmarek was entitled to certain severance benefits on termination of his employment, including a change in control. See "Change of Control Arrangements and Termination of Employment."

Margo G. Butsch — On July 8, 2017, the Company entered into an employment agreement with Margo G. Butsch when she was promoted by the Company to Executive Vice President and Chief Credit Officer of Heritage Bank of Commerce. The employment agreement is for one year and is automatically renewed for one year terms. Under the agreement, Ms. Butsch receives an annual salary of $342,490 with annual increases, if any (last increased as of April 1, 2023), as determined by the Company's Chief Executive Officer and the Personnel and Compensation Committee annual review of executive salaries. In addition to her salary, she is eligible to participate in the Management Incentive Plan. Ms. Butsch participates in the Company's 401(k) plan, under which she could receive matching contributions up to $3,000. Ms. Butsch also participates in the Company's Employee Stock Ownership Plan. The Company provides to Ms. Butsch, at no cost to her, group life, health, accident and disability insurance coverage for herself and her dependents. Ms. Butsch also receives an automobile allowance in the amount of $700 per month. Ms. Butsch is provided with life insurance coverage in the amount of two times her salary not to exceed $700,000. She is also provided with long term care insurance, with a lifetime benefit of up to $72,000. Under her employment agreement, Ms. Butsch is entitled to certain severance benefits on termination of her employment, including a change of control. See "Change of Control Arrangements and Termination of Employment."

Janice Y. Coonley — On July 12, 2022, the Company entered into an employment agreement with Janice Y. Coonley. The employment agreement is for one year and is automatically renewed for one year terms. Under the agreement, Ms. Coonley receives an annual salary of $338,000 with annual increases, if any (last increased as of April 1, 2023), as determined by the Company's Chief Executive Officer and the Personnel and Compensation Committee annual review of executive salaries. In addition to her salary, she is eligible to participate in the Management Incentive Plan. Ms. Coonley participates in the Company's 401(k) plan, under which she may receive matching contributions up to $3,000. The Company provides to Ms. Coonley, at no cost to her, group life, health, accident and disability insurance coverage for herself and her dependents. Ms. Coonley receives an automobile allowance in the amount of $500 per month. Ms. Coonley is provided with life insurance coverage in the amount of two times her salary not to exceed $700,000. She is also provided with long term care insurance, with a lifetime benefit of up to $72,000. At the time the employment agreement was entered into, Ms. Coonley was awarded 12,000 shares of restricted common stock that vests over three years. Under her employment agreement, Ms. Coonley is entitled to certain severance benefits on termination of her employment, including a change of control. See "Change of Control Arrangements and Termination of Employment."

Lawrence D. McGovern — On July 1, 2011, the Company entered into an employment agreement with Lawrence D. McGovern. The employment agreement is for one year and is automatically renewed for one year terms. Under the agreement, Mr. McGovern receives an annual salary of $415,880 with annual increases, if any (last increased as of April 1, 2023), as determined by the Company's Chief Executive Officer and the Personnel and Compensation Committee annual review of executive salaries. In addition to his salary, he is eligible to participate in the Management Incentive Plan. Mr. McGovern participates in the Company's 401(k) plan, under which he may receive matching contributions up to $3,000. He also participates in the Company's Employee Stock Ownership Plan. The Company provides to Mr. McGovern, at no cost to him, group life, health, accident and disability insurance coverage for himself and his dependents. Mr. McGovern receives an automobile allowance in the amount of $700 per month, together with reimbursements for gasoline expenditures. Mr. McGovern is provided with life insurance coverage in the amount of two times his salary but not to exceed $700,000. He is also provided with long term care insurance, with a lifetime benefit of up to $72,000. Under his employment agreement, Mr. McGovern is entitled to certain severance benefits on termination of his employment, including a change of control. See "Change of Control Arrangements and Termination of Employment."

Deborah K. Reuter — On March 23, 2023, the Company entered into an employment agreement with Deborah K. Reuter, which became effective on April 1, 2023. The employment agreement is for one year and is automatically renewed for one year terms. Under the agreement, Ms. Reuter receives an annual salary of $348,395 with annual increases, if any, as determined by the Company's Chief Executive Officer and the Personnel and Compensation Committee annual review of executive salaries. In addition to her salary, she is eligible to participate in the Management Incentive Plan. Ms. Reuter participates in the Company's 401(k) plan, under which she may receive matching contributions up to $3,000. The Company provides to Ms. Reuter, at no cost to her, group life, health, accident and disability insurance coverage for herself and her dependents. Ms. Reuter receives an automobile allowance in the amount of $ 700 per month. Ms. Reuter is provided with life insurance coverage in the amount of two times her salary not to exceed $700,000. She is also provided with long term care insurance, with a lifetime benefit of up to $72,000. Under her employment agreement, Ms. Reuter is entitled to certain severance benefits on termination of her employment, including a change of control. See "Change of Control Arrangements and Termination of Employment."

Plan Based Awards

Equity Based Plans. In 2004, the Board adopted the Heritage Commerce Corp 2004 Stock Option Plan (the "2004 Equity Plan"), which was approved by the Company's shareholders at the 2004 Annual Meeting. The 2004 Equity Plan authorized the Company to grant stock options to officers, employees and directors of the Company and its affiliates. In 2009, the 2004 Equity Plan was amended and restated to authorize the issuance of restricted stock in addition to stock options and was approved by the Company's shareholders at the 2009 Annual Meeting. There are options for 43,418 shares outstanding all of which are vested and they expire April 30, 2023.

In 2013, the Board approved the Heritage Commerce Corp 2013 Equity Incentive Plan ("2013 Equity Plan") to replace the 2004 Equity Plan. The 2013 Equity Plan was approved by the Company's shareholders at the 2013 Annual Meeting. At the 2020 Annual Meeting the shareholders approved an amendment to the 2013 Equity Plan to increase the number of shares authorized under the 2013 Equity Plan from 3,000,000 to 5,000,000.

The 2013 Equity Plan will terminate at the 2023 Annual Meeting. The purpose of the 2013 Equity Plan is to promote the long-term success of the Company and the creation of shareholder value. The Board believes that the availability of stock awards is a key factor in the ability of the Company to attract and retain qualified individuals to serve as directors, officers and employees. The Board has approved the Heritage Commerce Corp 2023 Equity Incentive Plan (the "2023 Equity Plan") to replace the 2013 Equity Plan and is seeking shareholder approval of the 2023 Equity Plan at the Annual Meeting. See "Proposal 2—Approval of the Heritage Commerce Corp 2023 Equity Incentive Plan."

In connection with its acquisition of Presidio Bank in October 2019, the Company assumed the Presidio Bank Amended and Restated 2006 Stock Option Plan and the Presidio Bank 2016 Equity Incentive Plan (collectively the "Presidio Equity Plans") and the options issued and outstanding at the time of the acquisition. The issued and outstanding options were exchanged for options to acquire an aggregate of 1,176,757 shares of the Company's common stock at an adjusted weighted average exercise price of $5.05.

Management Incentive Plan. Under the Management Incentive Plan adopted by the Board in January 2022, executive officers are eligible for target bonuses which are expressed as a percentage of their respective base salaries which increase as the level of performance of established goals increases. The bonuses are tied directly to the satisfaction of overall Company performance and qualitative objectives for the year. See "Compensation Discussion and Analysis—Management Incentive Plan."

The following table provides information on the potential performance based awards available if defined performance objectives were achieved in 2022 for each of the Company's named executive officers under the Company's Management Incentive Plan, and stock options or other stock awards granted to the named executive officers for the year ended December 31, 2022:

Grants of Plan-Based Awards

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(i)[2]	All Other Option Awards: Number of Securities Underlying Options (#)(i)	Exercise or Base Price of Option Awards ($/Sh) (k)[1][3]	Grant Date Fair Value of Stock And Options Awards (l)[1]
		Threshold (c)	Target (d)	Maximum (e)	Threshold (f)	Target (g)	Maximum (h)				
Robertson Clay Jones*	5/16/2022	—	—	—	—	—	—	18,132	—	—	$199,996
	9/15/2022	—	—	—	—	—	—	25,000	—	—	$289,000
	1/27/2022	$168,000	$420,000	$560,000	—	—	—	—	—	—	—
Walter T. Kaczmarek**	5/16/2022	—	—	—	—	—	—	48,957	—	—	$539,996
	1/27/2022	$224,952	$562,380	$749,840	—	—	—	—	—	—	—
Margo G. Butsch	5/16/2022	—	—	—	—	—	—	12,795	—	—	$141,129
	1/27/2022	$ 98,795	$148,193	$214,056	—	—	—	—	—	—	—
Janice Y. Coonley***	8/2/2022	—	—	—	—	—	—	12,000	—	—	$139,440
	7/12/2022	$ 97,500	$146,250	$211,250	—	—	—	—	—	—	—
Lawrence D. McGovern	5/16/2022	—	—	—	—	—	—	16,668	—	—	$183,848
	1/27/2022	$119,966	$199,943	$279,920	—	—	—	—	—	—	—
Deborah K. Reuter	5/16/2022	—	—	—	—	—	—	13,016	—	—	$143,566
	1/27/2022	$100,499	$150,748	$217,747	—	—	—	—	—	—	—

* Mr. Jones was promoted to President and Chief Executive Officer effective September 15, 2022. Prior to his promotion he was serving as President and Chief Operating Officer of Heritage Bank of Commerce.

** Mr. Kaczmarek served as the Company's President and Chief Executive Office in 2019 until he retired in August of 2019. He was not an officer or employee of the Company in 2020. He rejoined the Company on March 15, 2021 and retired on September 15, 2022, but remained on the Board. Mr. Kaczmarek will not stand for reelection to the Board at the Annual Meeting.

*** Ms. Coonley joined the Company as Executive Vice President and Chief People and Diversity Officer of Heritage Bank of Commerce on July 12, 2022.

(1) These potential performance based awards were established under the Management Incentive Plan if the indicated level of performance was achieved in 2022 as described further in the "Compensation and Discussion Analysis — Management Incentive Plan" and in the discussion under "Plan Based Awards — Management Incentive Plan." They do not represent the actual payments made to the named executive officers. The payments made for actual performance in 2022 are reflected in column (g) in the Summary Compensation Table. The amounts set forth for Mr. Jones reflect increases received when he became the President and Chief Executive Officer on September 15, 2022. The grant date 1/27/2022 was the initial grant date for the initial award opportunity.

(2) This column reflects restricted stock awards granted in 2022 pursuant to the 2013 Equity Plan.

(3) The amounts shown in column (l) reflect the applicable full grant date fair values for restricted stock award in accordance with ASC 718 (excluding the effect of forfeitures), and are reported for the fiscal year during which the restricted stock awards were issued. The assumptions used in calculating the valuation for stock and options awards may be found in Note 12 to the Company's consolidated financial statements for the year ended December 31, 2022, included in the Company's Annual Report on Form 10-K, filed with the SEC on March 9, 2023.

Equity Compensation Plan Information

The following table shows the number and weighted average exercise price of securities to be issued upon exercise of outstanding options, warrants and rights, and the number of securities remaining available for future issuance under equity compensation plans at December 31, 2022:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,527,173[1]	$10.44	1,475,594[2]
Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1) Consists of 42,418 options to acquire shares under the Company's 2004 Equity Plan, 1,989,683 options to acquired shares under the Company's 2013 Equity Plan, and the aggregate amount of 495,072 stock options assumed under the Presidio Plans.

(2) Available under the Company's 2013 Equity Plan which will terminate at this year's Annual Meeting.

Outstanding Equity Awards

The following table shows the number of Company shares of common stock covered by exercisable and unexercisable stock options and the number of Company unvested shares of restricted common stock held by the Company's named executive officers as of December 31, 2022:

Outstanding Equity Awards at Year End

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Options Exercise Price ($) (e)	Options Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)[1]	Market Value of Shares or Units of Stock That Have Not Vested (h)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (j)
Robertson Clay Jones*	49,399[3]	—	—	$10.74	7/1/2028	55,487	721,331	—	—
	37,050[3]	—	—	$ 4.92	1/29/2025	—	—	—	—
	37,050[3]	—	—	$ 3.98	1/30/2024	—	—	—	—
Walter T. Kaczmarek**	—	—	—	—	—	—	—	—	—
Margo G. Butsch	8,000	—	—	$14.48	5/2/2027	25,046	325,598	—	—
	3,000	—	—	$10.34	5/3/2026	—	—	—	—
Janice Y. Coonley***	—	—	—	—	—	12,000	156,000	—	—
Lawrence D. McGovern	—	—	—	—	—	32,702	425,126	—	—
	—	—	—	—	—	—	—	—	—
Deborah K. Reuter	9,000	—	—	$ 8.07	2/27/2024	25,479	331,227	—	—
	6,000	—	—	$ 6.57	4/30/2023	—	—	—	—

* Mr. Jones was promoted to President and Chief Executive Officer effective September 15, 2022. Prior to his promotion he was serving as President and Chief Operating Officer of Heritage Bank of Commerce.

** Mr. Kaczmarek served as the Company's President and Chief Executive Office in 2019 until he retired in August of 2019. He was not an officer or employee of the Company in 2020. He rejoined the Company on March 15, 2021 and retired on September 15, 2022, but remained on the Board. Mr. Kaczmarek will not stand for reelection to the Board at the Annual Meeting.

*** Ms. Coonley joined the Company as Executive Vice President and Chief People and Diversity Officer of Heritage Bank of Commerce on July 12, 2022.

(1) This column represents the unvested shares for restricted stock awards granted. Restricted stock awards vest 33% per year from the date of grant for the 2019, 2020, 2021 and 2022 awards.

(2)   The market value of the shares of restricted stock that have not vested is calculated by multiplying the number of shares of stock that have not vested by the closing price of our common stock at December 31, 2022, as reported on The Nasdaq Global Select Market, which was $13.00.

(3)   Stock options granted by Presidio Bank under the Presidio Plans which the Company assumed at the effective time of the acquisition of Presidio Bank. The options were adjusted to reflect the acquisition exchange ratio. The options are fully vested.

Option Exercises and Vested Stock Awards

The following table sets forth information with regard to the exercise and vesting of stock options and vesting of shares of restricted stock for the year ended December 31, 2022, for each of the named executive officers:

Option Exercises and Stock Vested

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized upon Exercise (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting (e)[4]
Robertson Clay Jones[1]	—	—	7,391	$ 84,351
Walter T. Kaczmarek[2]	—	—	108,206	$1,239,720
Janice Y. Coonley[3]	—	—	—	—
Margo G. Butsch	—	—	14,111	$ 158,538
Lawrence D. McGovern	30,000	$218,842	18,214	$ 204,745
Deborah K. Reuter	4,500	$ 20,970	14,255	$ 160,185

(1)   Mr. Jones was promoted to President and Chief Executive Officer effective September 15, 2022. Prior to his promotion he was serving as President and Chief Operating Officer of Heritage Bank of Commerce.

(2)   Mr. Kaczmarek served as the Company's President and Chief Executive Office in 2019 until he retired in August of 2019. He was not an officer or employee of the Company in 2020. He rejoined the Company on March 15, 2021 and retired on September 15, 2022, but remained on the Board. Mr. Kaczmarek will not stand for reelection to the Board at the Annual Meeting.

(3)   Ms. Coonley joined the Company as Executive Vice President and Chief People and Diversity Officer of Heritage Bank of Commerce on July 12, 2022.

(4)   The number of vested shares reflects the gross amount of shares, without netting any shares surrendered to pay taxes. The aggregate dollar amount realized upon vesting was calculated by multiplying the number of shares by the fair market value on the vesting date.

401(k) Plan

The Company has established a broad based employee benefit plan under Section 401(k) of the Internal Revenue Code of 1986 ("401(k) Plan"). The purpose of the 401(k) Plan is to encourage employees to save for retirement. Eligible employees may make contributions to the plan subject to the limitations of Section 401(k). The 401(k) Plan trustees administer the 401(k) Plan. The Company matched up to $3,000 of each employee's contributions in 2021. The 401(k) Plan allows highly compensated employees to contribute up to a maximum percentage of their base salary, up to the limits imposed by the Internal Revenue Code, on a pre-tax basis. Participants choose to invest their account balances from an array of investment options as selected by plan fiduciaries. The 401(k) Plan is designed to provide for distributions in a lump sum after termination of service. However, loans and in service distributions under certain circumstances such as hardship, attainment of age 59 1/2, or a disability are permitted. For named executive officers, these amounts are included in the Summary Compensation Table under "All Other Compensation."

Employee Stock Ownership Plan

In 1997, Heritage Bank of Commerce initiated a broad based employee stock ownership plan ("Stock Ownership Plan"). The Stock Ownership Plan was subsequently adopted by the Company as the successor corporation to Heritage Bank of Commerce. The Stock Ownership Plan allows the Company, at its option, to purchase shares of the Company common stock on the open market. To be eligible to receive an award of shares under the Stock Ownership Plan, an employee must have worked at least 1,000 hours during the year and must be employed by the Company on December 31. The executive officers have the same eligibility to receive awards as other employees of the Company. Awards under the Stock Ownership Plan generally vest over four years. In addition, the value of a participant's account becomes fully vested upon reaching the age of 65 or termination of employment by death or disability. Since 2010, the Company has suspended contributions to the Stock Ownership Plan. The Stock Ownership Plan was "frozen" as of January 1, 2019. The amounts of contributions to the Stock Ownership Plan for named executive officers are included in the Summary Compensation Table in the column entitled "All Other Compensation."

Supplemental Retirement Plan for Executive Officers

The Company has established the 2005 Amended and Restated Supplemental Executive Retirement Plan (the "SERP") covering key employees, including several of the named executive officers. The SERP is a nonqualified defined benefit plan and is unsecured and unfunded and there are no plan assets. When the Company offers key executives participation in the SERP, the supplemental retirement benefit awarded is based on the individual's position within the Company and a vesting schedule determined by the desirability of incentivizing the retention element of the program. Normally the participant is 100% vested in his or her benefit at retirement, upon termination within two years from a change in control, or upon disability. However, the participant's vested benefit is reduced for payment prior to retirement age in accordance with the SERP terms, should that be selected by the participant.

The Company has reduced its use of the SERP as a program to attract and retain executives and key employees. It has been more than nine years since the Company has offered SERP benefits to new executives and key employees.

Normal Retirement. A participant whose employment terminates after normal retirement (as defined in the SERP) will receive 100% of his or her supplemental retirement benefit, payable monthly, commencing on the first of the month following retirement (unless selected otherwise by the participant and except executive officers who receive their benefit six months after retirement) and continuing until the death of the participant (unless the joint survivor option is selected).

Early Retirement. In order to be eligible for early retirement benefits, the SERP requires the participant to terminate employment (for reasons other than for cause or within two years from a change of control) after the date that the participant is at least 55 years old but prior to normal retirement as defined in the participant's participation agreement. The participant will then receive the portion of the supplemental retirement benefit that has vested as of the actual early retirement date. However, for each year (or partial year) before normal retirement age the participant receives an early retirement benefit, the vested benefit is reduced by five percent. Unless otherwise selected by the participant, the early retirement benefit will be paid monthly, with payments to commence on the first day of the month following the participant's separation from service (except executive officers who receive their benefit six months from retirement) and continuing until the death of the participant (unless the joint survivor option is selected).

Termination before Early Retirement. If a participant's employment is terminated without cause or the participant resigns, the participant shall be eligible to receive the portion of the supplemental retirement benefit that has vested as of the effective date of termination reduced by 5% for each year (or partial year) that the participant's benefits are paid prior to the participant's normal retirement age. Benefits are payable monthly commencing on the first of the month elected by the participant but not before the participant's early retirement age (except executive officers who receive their benefit six months from retirement), and continuing until the death of the participant (unless the joint survivor option is selected).

Disability. In the event a participant becomes disabled, the participant will receive the actuarial equivalent of his or her supplemental retirement benefit, payable monthly, commencing on the first of the month following determination that the participant is disabled and continuing until the death of the participant.

Cause. If a participant's employment is terminated for cause, the participant forfeits any rights the participant may have under the SERP.

Change of Control. If a participant's employment is terminated for any reason (except cause or after qualifying for normal retirement) within two years following a change of control, the participant will receive 100% of his or her supplemental retirement benefit commencing at the later of the first month following the age selected by the participant or the first month following the participant's separation from service (except executive officers who receive their benefit six months from separation of service), and continuing until the death of the participant (unless the joint survivor option is selected). In the event payments commence prior to the participant's normal retirement age, then the benefit due to the participant will be reduced by 5% for each year (or partial year) that the participant's benefit is paid prior to the participant's normal retirement age.

The Company has purchased life insurance contracts on the participants in order to finance the cost of these benefits and it is anticipated that, because of the tax advantaged effect of this life insurance investment, the return on the life insurance contracts will be approximately equal to the accrued benefits to the participants under the SERP, other than in the event of accelerated vesting because of the change of control.

The following table shows the present value of the accumulated benefit payable to each of the named executive officers that participate in the SERP, including the number of service years credited to each named executive officer at December 31, 2022:

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit[1][2] ($) (d)	Payments During Last Fiscal Year ($) (e)
Robertson Clay Jones	Heritage Commerce Corp SERP	12	$ 112,300	—
Walter T. Kaczmarek[3]	Heritage Commerce Corp SERP	15	$3,316,900	$262,270
Lawrence D. McGovern	Heritage Commerce Corp SERP	24	$1,462,600	—
Deborah K. Reuter	Heritage Commerce Corp SERP	29	$1,037,500	—

(1)   The amounts in column (d) were determined using interest rate and mortality rate assumptions consistent with those used in the Company's consolidated financial statements and include amounts which the named executive officer may not currently be entitled to receive because such amounts are not vested. Assumptions used in the calculation of these amounts are included in Note 13 to the Company's consolidated financial statements for the fiscal year ended December 31, 2022, included in the Company's Annual Report on Form 10-K, filed with the SEC on March 9, 2023.

(2)   All SERP agreements are fully vested.

(3)   The Company issued a SERP agreement when Mr. Kaczmarek first joined the Company in 2005. In August 2019, Mr. Kaczmarek retired from the Company as President and Chief Executive Officer. At that time under the terms of the SERP, Mr. Kaczmarek was entitled to begin receiving the benefits payment under the SERP. Mr. Kaczmarek rejoined the Company as President and Chief Executive Officer on March 15, 2021 and at that time he was not issued an additional SERP agreement. He retired on September 15, 2022, but remained on the Board. Mr. Kaczmarek will not stand for reelection to the Board at the Annual Meeting.

Deferred Compensation Plan

In January 2004, the Company adopted the Heritage Commerce Corp Nonqualified Deferred Compensation Plan for certain executive officers. The purpose of the plan is to offer those employees an opportunity to elect to defer the receipt of compensation in order to provide termination of employment and related benefits taxable pursuant to Section 451 of the Internal Revenue Code of 1986, as amended. The plan is intended to be a "top hat" plan (i.e., an unfunded deferred compensation plan maintained for a select group of management or highly compensated employees) under Sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974. The executive may elect to defer up to 100% of any bonus and 50% of any regular salary into the Deferred Compensation Plan. Amounts deferred are invested in a portfolio of approved investment choices as directed by the executive. Under the Deferred Compensation Plan, the Company may make discretionary contributions for the executive, but has not done so. Amounts deferred by executives to the plan will be distributed at a future date they have selected or upon termination of employment. The executive can select a distribution schedule of up to fifteen years.

Change of Control Arrangements and Termination of Employment

Equity Plans. Several of the named executive officers hold options granted under the 2004 Equity Plan and the 2013 Equity Plan. Under these plans, option holders will be given 30 days advance notice of the consummation of a change of control transaction during which time the option holders will have the right to exercise their options, and all outstanding options become immediately vested. The options terminate on the consummation of the change of control. In the event the option holder dies or becomes disabled, the option holder or his or her estate will have 12 months to exercise those options that have vested as of the date of termination of employment from a disability or death.

Restricted Stock. The named executive officers hold shares of restricted stock subject to vesting requirements. Under the terms of the restricted stock awards the vesting of the shares will accelerate upon a change of control of the Company, or the holder's death or disability.

Supplemental Executive Retirement Plan. Several of the named executives are participants in the 2005 Amended and Restated Supplemental Executive Retirement Plan. If a participant's employment is terminated without cause or the participant resigns, the participant shall be eligible to receive the portion of the supplemental retirement benefit that has vested as of the effective date of termination reduced by 5% for each year (or partial year) that the participant's benefits are paid prior to the participant's normal retirement age. Benefits are payable monthly commencing on the first of the month elected by the participant (except executive officers who receive their benefits six months from separation from service), but not before the participant's early retirement age, and continuing until the death of the participant (unless the joint survivor option is selected). In the event a participant becomes disabled, the participant will receive the actuarial equivalent of his or her supplemental retirement benefit, payable monthly, commencing on the first of the month following determination that the participant is disabled and continuing until the death of the participant. If a participant's employment is terminated for cause, the participant forfeits any rights the participant may have under the plan. If a participant's employment is terminated for any reason (except cause or after qualifying for normal retirement) within two years following a change of control, the participant will receive 100% of his or her supplemental retirement benefits commencing at the later of the first month following the age selected by the participant, or the first month following the participant's separation from service (except executive officers who receive their benefits six months from separation from service), and continuing until the death of the participant (unless the joint survivor option is selected). In the event payments commence prior to the participant's normal retirement age, then the benefit due to the participant will be reduced by 5% for each year (or partial year) that the participant's benefit is paid prior to the participant's normal retirement age.

Mr. Jones' Employment Agreement. If Mr. Jones' employment agreement is terminated without cause, he will be entitled to a lump sum payment equal to two times his base salary and his average annual bonus during the last three years. If Mr. Jones' employment is terminated by the Company or he resigns for good reason 120 days before or within two years after a change in control, he will be entitled to a lump sum payment of 2.75 times his base salary and his average annual bonus during the last three years. If Mr. Jones' employment is terminated by the Company without cause, his participation in group insurance coverage will continue on at least the same level as at the time of termination for a period of 24 months from the date of termination. If Mr. Jones' employment is terminated by the Company as a result of a change in control, or he resigns for a good reason as a result of a change in control, these benefits will continue for an additional 36 months from the date of termination. Additionally, following the termination of his employment, Mr. Jones has agreed to refrain from certain activities that would be competitive with the Company within the counties in California in which the Company has located its headquarters or branch offices, including refraining for 12 months from the date of termination from soliciting Company employees or clients.

Mr. Kaczmarek's Employment Agreement. Mr. Kaczmarek retired from the Company on September 15, 2022. He remained on the Board. Under Mr. Kaczmarek's employment agreement if he was terminated without cause or he resigned for good reason (as defined in the agreement), he is entitled to a lump sum payment equal to two times his base salary and his average annual bonus in the last three years (or shorter period if less than three years). The appointment of a new President and Chief Executive Officer within 24 months of the date of his employment agreement did not result in a severance payment under the termination without cause or good reason resignation provisions. If Mr. Kaczmarek's employment was terminated or he resigned for good reason 120 days before, or within two years after, a change of control, he would have been paid a lump sum of 2.75 times his base salary and average annual bonus in the last three years (or shorter period if less than three years). His shares of restricted common stock granted to him under his contract was subject to vest over three years, but the vesting was accelerated when Robertson Clay Jones was appointed the new President and Chief Executive Officer. The restricted stock vesting would have also accelerated on a change of control, a termination by the Company without cause or a termination by Mr. Kaczmarekt for good reason. Additionally, following the termination of his employment, Mr. Kaczmarek has agreed to refrain from using trade secrets or proprietary information in certain activities that would be competitive with the Company.

Ms. Butsch's Employment Agreement. If Ms. Butsch's employment agreement is terminated without cause, she will be entitled to a lump sum payment equal to one times her base salary and her average annual bonus during the last three years. If Ms. Butsch's employment is terminated by the Company or she resigns for good reason 120 days before or within two years after a change in control, she will be entitled to a lump sum payment of two times her base salary and her average annual bonus during the last three years. If Ms. Butsch's employment is terminated by the Company without cause, her participation in group insurance coverage will continue on at least the same level as at the time of termination for a period of 12 months from the date of termination. If Ms. Butsch's employment is terminated by the Company as a result of a change in control, or she resigns for a good reason as a result of a change in control, these benefits will continue for an additional 24 months from the date of termination. Additionally, following the termination of her employment, Ms. Butsch has agreed to refrain from certain activities that would be competitive with the Company within the counties in California in which the Company has located its headquarters or branch offices, including refraining for 12 months from the date of termination from soliciting Company employees or clients.

Ms. Coonley's Employment Agreement. If Ms. Coonley's employment agreement is terminated without cause, she will be entitled to a lump sum payment equal to one times her base salary and her average annual bonus during the last three years. If Ms. Coonley's employment is terminated by the Company or she resigns for good reason 120 days before or within two years after a change in control, she will be entitled to a lump sum payment of two times her base salary and her average annual bonus during the last three years. If Ms. Coonley's employment is terminated by the Company without cause, her participation in group insurance coverage will continue on at least the same level as at the time of termination for a period of 12 months from the date of termination. If Ms. Coonley's employment is terminated by the Company as a result of a change in control, or she resigns for a good reason as a result of a change in control, these benefits will continue for an additional 24 months from the date of termination. Additionally, following the termination of her employment, Ms. Coonley has agreed to refrain from certain activities that would be competitive with the Company within the counties in California in which the Company has located its headquarters or branch offices, including refraining for 12 months from the date of termination from soliciting Company employees or clients.

Mr. McGovern's Employment Agreement. If Mr. McGovern's employment is terminated without cause, he will be entitled to a lump sum payment equal to one times his base salary, his highest annual bonus in the last three years and his annual automobile allowance. If Mr. McGovern's employment is terminated by the Company or he resigns for good reason 120 days before, or within two years after, a change in control, he will be entitled to a lump sum payment of two times his base salary, his highest annual bonus in the last three years and his annual automobile allowance. If the employment agreement is terminated by the Company without cause, his participation in group insurance coverage will continue on at least the same level as at the time of termination for a period of 12 months from the date of termination. If Mr. McGovern's employment is terminated as a result of a change in control during the change of control period, or he resigns for a good reason as a result of a change in control, these benefits will continue for an additional 24 months from the date of termination. In the event that the amounts payable to Mr. McGovern under the agreement constitute "excess parachute payments" under the Internal Revenue Code of 1986, as amended, that are subject to an excise or similar tax, the amounts payable to Mr. McGovern will be increased so that he receives substantially the same economic benefit under the agreement had there been no such tax imposed. Additionally, following the termination of his employment, Mr. McGovern has agreed to refrain from certain activities that would be competitive with the Company within the counties in California in which the Company has located its headquarters or branch offices, including refraining for 12 months from the date of termination from soliciting Company employees or clients.

Ms. Reuter's Employment Agreement. If Ms. Reuter's employment agreement is terminated without cause, she will be entitled to a lump sum payment equal to one times her base salary and her average annual bonus during the last three years. If Ms. Reuter's employment is terminated by the Company or she resigns for good reason 120 days before or within two years after a change in control, she will be entitled to a lump sum payment of two times her base salary and her average annual bonus during the last three years. If Ms. Reuter's employment is terminated by the Company without cause, her participation in group insurance coverage will continue on at least the same level as at the time of termination for a period of 12 months from the date of termination. If Ms. Reuter's employment is terminated by the Company as a result of a change in control, or she resigns for a good reason as a result of a change in control, these benefits will continue for an additional 24 months from the date of termination. Additionally, following the termination of her employment, Ms. Reuter has agreed to refrain from certain activities that would be competitive with the Company within the counties in California in which the Company has located its headquarters or branch offices, including refraining for 12 months from the date of termination from soliciting Company employees or clients.

The following tables summarize the payments which would be payable to our named executive officers in the event of various termination scenarios as of December 31, 2022. This information is for illustrative purposes only. Regardless of the manner in which a named executive's employment terminates, the officer would be entitled to: (i) the vested portion of any stock option or restricted stock, and (ii) the vested portion of the officer's benefit under the SERP.

	Change in Control	Involuntary Termination Without Cause	Termination for Good Reason	Death	Disability
Robertson Clay Jones[1]					
Cash severance under employment agreement	$ 1,986,470	$ 1,444,705	$ 1,444,705	$ —	$ —
Health insurance premiums	158,052	79,026	79,026	—	—
Life insurance benefits	—	—	—	700,000	180,000[4]
Long-term care insurance benefits	—	—	—	—	72,000
Supplemental executive retirement plan[5]	—	—	—	—	—
Split-dollar death benefits (upon death)	—	—	—	800,000	—
Unvested restricted stock awards (accelerated)	721,331	—	—	721,331	721,331
Outplacement services (layoff)	—	5,000	5,000	—	—
Total:	**$2,865,853**	**$1,528,731**	**$1,528,731**	**$2,221,331**	**$973,331**
Walter T. Kaczmarek[2]					
Cash severance under employment agreement	$ 2,925,502	$ 2,127,638	$ 2,127,638	$ —	$ —
Health insurance premiums	—	—	—	—	—
Life insurance benefits	—	—	—	700,000	180,000[4]
Long-term care insurance benefits	—	—	—	—	72,000
Supplemental executive retirement plan[5]	—	—	—	—	—
Split-dollar death benefits (upon death)	—	—	—	3,085,464	—
Outplacement services (layoff)	—	5,000	5,000	—	—
Total:	**$2,925,502**	**$2,132,638**	**$2,132,638**	**$3,785,464**	**$252,000**
Margo G. Butsch					
Cash severance under employment agreement	$ 911,378	$ 455,689	—	$ —	$ —
Health insurance premiums	158,052	79,026	—	—	—
Life insurance benefits	—	—	—	658,634	180,000[4]
Long-term care insurance benefits	—	—	—	—	72,000
Unvested restricted stock awards (accelerated)	325,598	—	—	325,598	325,598
Total:	**$1,395,028**	**$ 534,715**	**—**	**$ 984,232**	**$577,598**
Janice Y. Coonley[3]					
Cash severance under employment agreement	$ 783,944	$ 391,972	—	$ —	$ —
Health insurance premiums	50,572	25,286	—	—	—
Life insurance benefits	—	—	—	650,000	180,000[4]
Long-term care insurance benefits	—	—	—	—	72,000
Unvested restricted stock awards (accelerated)	156,000	—	—	156,000	156,000
Total:	**$ 990,516**	**$ 417,258**	**—**	**$ 806,000**	**$408,000**

	Change in Control	Involuntary Termination Without Cause	Termination for Good Reason	Death	Disability
Lawrence D. McGovern					
Cash severance under employment agreement	$ 1,259,836	$ 629,918	—	$ —	$ —
Health insurance premiums	111,248	55,624	—	—	—
Life insurance benefits	—	—	—	700,000	180,000[4]
Long-term care insurance benefits	—	—	—	—	72,000
Supplemental executive retirement plan[5]	—	—	—	—	—
Unvested restricted stock awards (accelerated)	425,126	—	—	425,126	425,126
Split-dollar death benefits (upon death)	—	—	—	829,487	—
Total:	**$1,796,210**	**$685,542**	**—**	**$1,954,613**	**$677,126**
Deborah K. Reuter					
Cash severance under employment agreement	$ 927,042	$ 463,521	—	$ —	$ —
Health insurance premiums	68,782	34,391	—	—	—
Life insurance benefits	—	—	—	669,990	180,000[4]
Long-term care insurance benefits	—	—	—	—	72,000
Supplemental executive retirement plan[5]	—	—	—	—	—
Unvested restricted stock awards (accelerated)	331,227	—	—	331,227	$ 331,227
Split-dollar death benefits (upon death)	—	—	—	588,869	—
Total:	**$1,327,051**	**$497,912**	**—**	**$1,590,086**	**$583,227**

(1) Mr. Jones was promoted to President and Chief Executive Officer effective September 15, 2022. Prior to his promotion he was serving as President and Chief Operating Officer of Heritage Bank of Commerce.

(2) Mr. Kaczmarek served as the Company's President and Chief Executive Office in 2019 until he retired in August of 2019. He was not an officer or employee of the Company in 2020. He rejoined the Company on March 15, 2021 and retired on September 15, 2022, but remained on the Board. Mr. Kaczmarek will not stand for reelection to the Board at the Annual Meeting.

(3) Ms. Coonley joined the Company as Executive Vice President and Chief People and Diversity Officer of Heritage Bank of Commerce on July 12, 2022.

(4) This balance represents the annual payment of long-term disability for the named executive officers. This long-term payment would begin after an elimination period and a twenty-five week short term disability period. This long-term disability payment will increase by 3% (cost of living adjustment) over the first ten years of payments and cease at age 65.

(5) The SERP agreement is fully vested.

Beneficial Ownership of Common Stock

The following table sets forth information as of February 28, 2023, pertaining to beneficial ownership of the Company's common stock by persons known to the Company to own 5% or more of the Company's common stock, directors and nominees to be elected to the Board, the executive officers named in the Summary Compensation Table presented in this proxy statement, and all directors and executive officers of the Company, as a group. This information has been obtained from the Company's records, or from information furnished directly by the individual or entity to the Company.

For purposes of the following table, shares issuable pursuant to stock options which may be exercised within 60 days of February 28, 2023, are deemed to be issued and outstanding and have been treated as outstanding in determining the amount and nature of beneficial ownership and in calculating the percentage of ownership of those individuals possessing such interest, but not for any other individuals.

Name of Beneficial Owner[1]	Position	Shares Beneficially Owner[2][3]	Exercisable Options	Percent of Class[3]
Julianne M. Biagini-Komas	Director	40,924[4]	—	*
Margo G. Butsch	Executive Vice President and Chief Credit Officer of Heritage Bank of Commerce	67,877[5][24]	11,000	*
Bruce H. Cabral	Director	118,976[6]	17,290	*
Jack W. Conner	Director and Chairman of the Board	136,339[7]	—	*
Janice Y. Coonley	Executive Vice President/Chief People and Diversity Officer	12,000[8][24]	—	*
Jason DiNapoli	Director	377,165[9]	—	*
Stephen G. Heitel	Director	194,430[10]	93,499	*
Kamran F. Husain	Director	6,436[11]	—	*
Robertson Clay Jones	President and Chief Executive Officer	318,149[12][24]	123,499	*
Walter T. Kaczmarek	Director	179,808[13][14][24]	—	*
Lawrence D. McGovern	Executive Vice President and Chief Financial Officer	140,526[15][24]	—	*
Robert T. Moles	Director	52,560[16][17]	—	*
Deborah K. Reuter	Executive Vice President/Chief Risk Officer and Corporate Secretary	94,967[18][24]	15,000	*
Laura Roden	Director	42,311[19]	4,000	*
Marina H. Park Sutton	Director	112,843[20]	22,230	*
Ranson W. Webster	Director	647,889[21]	9,000	1.06%
All directors, and executive officers (16 individuals)		2,543,200	295,518	4.15%
BlackRock Inc.		4,971,935[22]	—	8.16%
T. Rowe Price Investment Management, Inc.		5,621,035[23]	—	9.22%

* Less than one percent (1%).

(1) Except as otherwise noted, the address for all persons is c/o Heritage Commerce Corp, 224 Airport Parkway, San Jose, California, 95110.

(2) Subject to applicable community property laws and shared voting and investment power with a spouse, the persons listed have sole voting and investment power with respect to such shares unless otherwise noted. Listed amounts reflect all previous stock splits and stock dividends.

(3) Includes shares beneficially owned (including options exercisable within 60 days of February 28, 2023, as shown in the "Exercisable Options" column).

(4) Includes 4,436 shares of restricted stock that have not vested and of which Ms. Biagini-Komas has the right to vote.

(5) Includes 25,046 shares of restricted stock that have not vested and of which Ms. Butsch has the right to vote.

(6) Includes 92,995 shares held indirectly by trust. Also includes 4,436 shares of restricted stock that have not vested and of which Mr. Cabral has the right to vote.

(7) Includes 29,344 shares held by Mr. Conner's spouse. Also includes 7,542 shares of restricted stock that have not vested and of which Mr. Conner has the right to vote.

(8) Includes 12,000 shares of restricted stock that have not vested and of which Ms. Coonley has the right to vote.

(9) Includes 336,527 shares held by a partnership. Also includes 4,436 shares of restricted stock that have not vested and of which Mr. DiNapoli has the right to vote.

(10) Includes 48,308 shares held by Individual Retirement Account. Also includes 4,436 shares of restricted stock that have not vested and of which Mr. Heitel has the right to vote.

(11) Includes 4,436 shares of restricted stock that have not vested and of which Mr. Husain has the right to vote.

(12) Includes 139,163 shares held directly. Also includes 55,487 shares of restricted stock that have not vested and of which Mr. Jones has the right to vote.

(13) Mr. Kaczmarek rejoined the Company as President and Chief Executive Officer on March 15, 2021 and retired on September 15, 2022, but remained on the Board. Mr. Kaczmarek will not stand for reelection to the Board at the Annual Meeting.

(14) Includes 42,906 shares held in a personal Individual Retirement Account. Includes 28,696 shares held indirectly by trust.

(15) Includes 4,980 shares held by Mr. McGovern in a personal Individual Retirement Account. Includes 97,029 shares held indirectly by trust. Also includes 32,702 shares of restricted stock that have not vested and of which Mr. McGovern has the right to vote.

(16) Includes 4,436 shares of restricted stock that have not vested and of which Mr. Moles has the right to vote.

(17) Mr. Moles will not stand for reelection to the Board at the Annual Meeting.

(18) Includes 25,479 shares of restricted stock that have not vested and of which Ms. Reuter has the right to vote.

(19) Includes 4,436 shares of restricted stock that have not vested and of which Ms. Roden has the right to vote.

(20) Includes 43,225 shares held indirectly by a trust. Also includes 4,436 shares of restricted stock that have not vested and of which Ms. Sutton has the right to vote.

(21) Includes 8,493 shares held indirectly. Also includes 4,436 shares of restricted stock that have not vested and of which Mr. Webster has the right to vote.

(22) BlackRock, Inc. is an investment management firm and may be deemed to beneficially own 4,971,953 shares of the Company, which are held of record by clients of BlackRock, Inc. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. All of the foregoing information has been obtained by Schedule 13G filed with the SEC on February 3, 2023.

(23) T. Rowe Price Investment Management, Inc. is an investment management firm and may be deemed to beneficially own 5,621,035 shares of the Company, which are held of record by clients of T. Rowe Price Investment Management, Inc. The address for T. Rowe Price Investment Management, Inc. is 101 East Pratt Street, Baltimore, MD 21201. All of the foregoing information has been obtained by Schedule 13G filed with the SEC on February 14, 2023.

(24) The Company's Employee Stock Ownership Plan owns 91,343 shares of our common stock, all of which have been allocated. These include shares held for the account of the following named executive officers and includes in the table for Mr. McGovern 5,815 shares, Ms. Reuter 4,061 shares, and zero shares for Mr. Kaczmarek, Ms. Butsch, Ms. Coonley and Mr. Jones. Mr. Kaczmarek and Mr. McGovern are two of the three trustees of the Employee Stock Ownership Plan. As trustees, they have the power to vote any unallocated shares of the Employee Stock Ownership Plan (currently no shares are unallocated) and allocated shares for which voting instructions are not otherwise provided.

Proposal 1—Election of Directors

The Bylaws of the Company provide that the number of directors shall not be less than 9 nor more than 15. By resolution adopted March 23, 2023 and effective immediately before the Annual Meeting, the Board has fixed the number of directors at 10. All of our directors serve one year terms that expire at the next following annual meeting. The Bylaws of the Company provide the procedure for nominations and election of the Board. For information on these procedures see "Corporate Governance and Board Matters—Nomination of Directors." Nominations not made in accordance with the procedures may be disregarded by the Chairman of the Annual Meeting and upon his instructions, the inspector of election will disregard all votes cast for such nominees.

The Board, upon the recommendation of the Corporate Governance and Nominating Committee, has recommended the nomination of 10 of the current members of the Board for one year terms that will expire at the Annual Meeting to be held in 2024. If any nominee should become unable or unwilling to serve as a director, the proxies will be voted at the Annual Meeting for substitute nominees designated by the Board. The Board presently has no knowledge that any of the nominees will be unable or unwilling to serve.

The following provides information with respect to each individual nominated and recommended to be elected to the Board. Each individual below is also a director on the Board of Heritage Bank of Commerce:

Julianne M. Biagini-Komas

Age 60

Background:

Formerly a member on the Focus Business Bank board of directors and joined the Board of Directors of the Company in August 2015. Ms. Biagini-Komas was formally the Vice President, Finance and Human Resources of CNEX Labs, Inc., San Jose, California (retired in April 2021). She was the Chief Financial Officer of Quantumscape Corporation, San Jose, California, from 2011 to 2014. Previously, she was the Chief Financial Officer of Endwave Corporation, a Nasdaq listed company, from 1994 to 2007. Ms. Biagini-Komas has a Bachelor of Science degree in Accounting from San Jose State University and a Masters in Business Administration degree from Santa Clara University. She is a Certified Public Accountant. With her experience as a chief financial officer and her accounting background, Ms. Biagini-Komas provides valuable insight and perspective regarding accounting and tax issues and is particularly suited to serve as the Chair of the Audit Committee. Ms. Biagini-Komas also brings 20 years of human resource administration experience, as a member of the Personnel and Compensation Committee.

Bruce H. Cabral

Age 68

Background:

Became a director of the Company in October 2019 when the Company acquired Presidio Bank. Mr. Cabral was a director of Presidio Bank. Mr. Cabral is the former Senior Executive Vice President and Chief Credit Officer of Union Bank, in San Francisco, California. Mr. Cabral retired from Union Bank in January, 2010 after a 32 year tenure which lasted from 1977 until his retirement. Mr. Cabral brings to the Board his previous experience and knowledge of the business of Presidio Bank and his vast experience in the banking industry. He serves as Chair of the Heritage Bank of Commerce's Loan Committee and as a member of the Finance and Investment Committee.

Jack W. Conner

Age 83

Background:

Became a director of the Company in 2004. Mr. Conner was elected Chairman of the Board in July, 2006. Mr. Conner was Chairman and Chief Executive Officer of Comerica California from 1991 until his retirement in 1998, and remained a director until 2002. He was President and a director of Plaza Bank of Commerce from 1979 to 1991. Prior to joining Plaza Bank of Commerce, he held various positions with Union Bank of California (formerly Union Bank) where he began his banking career in 1964. Mr. Conner has a Bachelor of Arts degree from San Jose State University. Mr. Conner contributes to the Board over 20 years of executive leadership and substantial experience in the community banking industry. Having served as a Chief Executive Officer and President at several successful community banks in the Company's primary market, he brings a wide ranging understanding of bank management, finance, operations and strategic planning. His demonstrated leadership ability, judgment and executive experience led the Board to elect him as Chairman of the Board. Mr. Conner is also a member of the Strategic Initiatives Committee and the Financing Investment Committee.

Jason DiNapoli

Age 54

Background:

Became a director in 2018. He was one of the founders of 1st Century Bank, N.A., a wholly owned subsidiary of 1st Century Bancshares, Inc., headquartered in Los Angeles, California. In 2008, Mr. DiNapoli assumed the role of the President and Chief Executive Officer of 1st Century Bank and President of 1st Century Bancshares, Inc. He served in this role until July 1, 2016, when 1st Century Bancshares, Inc. was acquired by Midland Financial Co., a privately held bank holding company based in Oklahoma City, Oklahoma, as a division of MidFirst Bank, a subsidiary of Midland. Mr. DiNapoli presently serves as an Executive Vice President of MidFirst Bank and President and Chief Executive Officer of the 1st Century Bank division. Before joining 1st Century Bank, Mr. DiNapoli was vice president of finance for JP DiNapoli Companies Inc., a real estate investment, development and property management organization. Prior thereto, he served as a Vice President at Union Bank of California (formerly Union Bank). Mr. DiNapoli earned a bachelor's degree from the University of California, Berkeley. He is active in numerous community organizations. Mr. DiNapoli brings to the Board his extensive experience and knowledge in banking and finance and management experience in the financial industry as well as experience as a board member of a publicly traded bank holding company. Mr. DiNapoli is a member of the Corporate Governance and Nominating Committee, the Finance and Investment Committee and the Heritage Bank of Commerce's Loan Committee.

Stephen G. Heitel

Age 64

Background:

Became a director of the Company in October 2019 when the Company acquired Presidio Bank. Mr. Heitel is the former Chief Executive Officer and director of Presidio Bank. Prior to joining Presidio Bank in October 2008, he served as President and Chief Executive Officer of Mid-Peninsula Bank based in Palo Alto, California. Mr. Heitel served in other senior positions at Greater Bay Bancorp, including President and Chief Executive Officer of San Jose National Bank from December 2003 to November 2005, and as Executive Vice President and Chief Operating Officer of Cupertino National Bank from August 2001 to December 2003. Mr. Heitel's additional experience also includes executive roles with Bank of America including serving as head of Commercial Banking activities for the Bay Area, focused on middle market businesses. Mr. Heitel brings to the Board an understanding and knowledge of the business and personnel of Presidio Bank as well as his previous executive experience and knowledge of the community banking industry. Mr. Heitel is a member of the Finance and Investment Committee and the Heritage Bank of Commerce's Loan Committee.

Kamran F. Husain

Age 57

Background:

Became a director of the Company in December 2021. Mr. Husain currently is the Chief Financial Officer at Tribal Credit, a B2B payments FinTech focused serving SMBs in Latin America and MENA. Prior to that he was the Chief Accounting Officer of SVB Financial Group and Silicon Valley Bank from September 2008 to November 2019. He started his career in investment banking followed by seven years at PwC in the audit practice and nine years at Greater Bay Bancorp. He is a seasoned finance and accounting executive and leader with deep banking and financial services experience having spent over twenty-five years in the financial services industry. Throughout his career he has also worked on and led several merger and acquisition projects. Over the last fifteen years he has directly managed relationships and communications with auditors as well as with bank regulators on matters related to reporting and compliance. Mr. Husain is also experienced in corporate governance matters from his prior positions. Mr. Husain holds a Masters in Business Administration degree from the Haas School of Business at University of California, Berkeley and a Bachelor of Arts degree from Ohio Wesleyan University. With his background and experience Mr. Husian is particularly suited to serve as Chair of the Strategic Initiatives Committee and as a member of the Audit Committee and the Personnel and Compensation Committee.

Robertson Clay Jones

Age 52

Background:

Became a director and President and Chief Executive officer of the Company and Heritage Bank of Commerce effective September 15, 2022. Previously he served as President and Chief Operating Officer of Heritage Bank of Commerce from December 2021 and, prior thereto, Mr. Jones previously served as Executive Vice President/President Community Business Banking Group for Heritage Bank of Commerce from October 12, 2019. Mr. Jones was formally the President of Presidio Bank assuming the positon in July 2018. Mr. Jones joined Presidio Bank in 2010 as Executive Vice President and Mid-Peninsula Market President. Prior to joining Presidio Bank, Mr. Jones was the organizing and initial President and Chief Executive Officer of New Resource Bank. From October 1993 to May 2005, Mr. Jones served in ever increasing corporate capacities for subsidiaries of Greater Bay Bancorp and Comerica Bank, including his position as Executive Vice President and Chief Operating Officer at Cupertino National Bank and Executive Vice President and Manager of the Venture Banking Group. As the Company's President and Chief Executive Officer, Mr. Jones provides the Board with an overall perspective of the Company's business, financial condition and its strategic direction. Mr. Jones serves on the Finance and Investment committee, the Strategic Initiatives Committee and the Heritage Bank of Commerce Loan Committee.

Laura Roden

Age 64

Background:

Became a director of the Company in 2011. The founder and managing director of Capital Formation Consultants LLC, an advisor to alternative asset funds including venture capital, private equity, hedge and debt funds. Prior to founding Capital Formation Consultants LLC, Ms. Roden was the managing director for The Angels' Forum, an early stage angel and venture capital investing group for high net worth individuals. For most of Ms. Roden's prior career she was engaged as chief financial officer at both established and emerging corporations, including most notably Chronicle Broadcasting Company and PowerTV, Inc. (acquired by Cisco Corporation). Ms. Roden has expertise in general management, finance, fundraising and marketing. Ms. Roden is a Professor Emeritus in the Department of Accounting and Finance at San Jose State University, and is a frequent speaker for angel investment and venture capital groups and associations. Ms. Roden has a Bachelor of Arts degree from Harvard College and Masters in Business Administration degree from Harvard Business School. Ms. Roden has extensive management experience in a full range of business operations, strategic planning, marketing strategies and capital formation for entrepreneurial companies in the technology industry. In addition, with her prior experience as a chief financial officer, she is particularly suited to serve as Chair of the Finance and Investment Committee, and also serves as a member of the Audit Committee.

Marina H. Park Sutton

Age 66

Background:

Became a director of the Company in October, 2019 when the Company acquired Presidio Bank. Ms. Park Sutton was a director of Presidio Bank. Ms. Park Sutton retired in December 2022 as Chief Executive Officer of Girl Scouts of Northern California, which serves 19 counties in Northern California with almost 30,000 girls and 25,000 adults taking part in programs each year. Prior to joining Girl Scouts of Northern California in 2007, Ms. Park Sutton held a variety of progressively more senior positions at Pillsbury Winthrop Shaw Pittman LLP, an international law firm. Ms. Park Sutton has a Bachelor of Arts degree from the University of California, Berkeley and a Juris Doctor degree from the University of Michigan Law School. The Board benefits from Ms. Park Sutton's experience as a director and member of the audit, corporate governance and compensation committees at Presidio Bank, as well as her valuable general business insight and legal experience. With her background she is suited to serve as the Chair of the Personnel and Compensation Committee, and as a member of the Audit Committee and the Corporate Governance and Nominating Committee.

Ranson W. Webster

Age 77

Background:

Became a director of the Company in 2004. Mr. Webster founded Computing Resources, Inc. ("CRI") in 1978, a privately held general purpose data processing service bureau specializing in payroll processing for small business nationwide. He served as CRI's Chief Executive Officer and Chief Financial Officer. In 1999, CRI merged with Intuit, Inc., the maker of QuickBooks and Quicken financial software. In 1998, Mr. Webster founded Evergreen Capital, LLC, an early stage investment company focused on Internet and biotech companies. In 2012, Mr. Webster became the Chief Executive Officer for Chargerback, Inc. a cloud based startup company dedicated to automating the lost and found process at hotels, airlines, rental car companies and other public spaces. Mr. Webster contributes to the Board substantial business acumen, executive strategic planning, cybersecurity and financial experience developed through years of proven entrepreneurial success. Mr. Webster has a unique perspective of the Company from his long standing service on the Board. He has a general understanding of corporate governance principles as Chairman of the Corporate Governance and Nominating Committee. Mr. Webster is also a member of Personnel and Compensation Committee and the Strategic Initiatives Committee.

Recommendation of the Board of Directors



The Board of Directors recommends the election of each nominee. The proxy holders intend to vote all proxies they hold in favor of the election of each of the nominees. If no instruction is given, the proxy holders intend to vote FOR each nominee listed.

Proposal 2—Approval of the Heritage Commerce Corp 2023 Equity Incentive Plan

The Board has approved the Heritage Commerce Corp 2023 Equity Incentive Plan ("2023 Equity Plan") to replace the Heritage Commerce Corp 2013 Equity Incentive Plan ("2013 Equity Plan") that terminates by its terms at the 2023 Annual Meeting. The 2013 Equity Plan was approved by the Company's shareholders at the 2013 Annual Meeting to replace the Company's 2004 Equity Plan. The 2023 Equity Plan requires approval of the Company's shareholders.

The Board has determined that it is in the best interests of the Company and its shareholders to approve this proposal to promote the long-term success of the Company and the creation of shareholder value. The Board believes that the availability of stock awards is a key factor in the ability of the Company to attract, incentivize and retain qualified individuals to serve as directors, officers and employees.

The Board has approved the 2023 Equity Plan subject to shareholder approval and recommends that shareholders vote in favor of this proposal at the Annual Meeting. If the shareholders approve this proposal, it will become effective as of the date of shareholder approval. The number of shares of common stock reserved and available for delivery in connection with awards under the 2023 Equity Plan will equal 600,000, plus the number of shares available for issuance under the 2013 Plan that have not been made subject to outstanding awards as of the effective date of the 2023 Plan. See "Equity Awards Outstanding" below.

If the shareholders do not approve this proposal, the Company will have no ability to issue equity awards to its officers, directors or employees going forward. Our executive officers have an interest in this proposal by virtue of their being eligible to receive equity awards in the future under the 2023 Equity Plan.

Reasons for Voting For the Proposal

Long-Term Equity Is a Key Component of Our Compensation Program

As discussed in the "Compensation Discussion and Analysis" section, our overall compensation objective is to compensate our personnel in a manner that attracts and retains the highly talented employees necessary to manage and staff a high-growth business in an innovative and competitive industry. Our employees are our most valuable asset, and we strive to provide them with compensation packages that are competitive, that reward personal and company performance and that help meet our retention needs. Equity awards, whose value depends on our financial and stock performance and which require continued service over time before any value can be realized, help achieve these objectives and are a key element of our compensation program. Equity awards also incentivize our employees to manage our business as owners, aligning their interests with those of our shareholders. We believe we must continue to use equity compensation on a broad basis to help attract, retain and motivate employees to continue to grow our business and ultimately increase shareholder value. As of March 15, 2023 approximately 24% of our employees or former employees held outstanding equity awards.

The 2023 Equity Plan Is Required to Replace the Heritage Commerce Corp 2013 Equity Incentive Plan

The 2013 Equity Plan terminates at the 2023 Annual Meeting, and a new plan must be established so that the Company may continue to issue equity awards to our officers and employees. We operate in a highly competitive banking industry and geography for employee talent and do not expect required rates of compensation to decline. One alternative to using equity awards would be to significantly increase cash compensation. We do not believe this would be practical or advisable. We believe that a combination of equity and cash compensation is better for attracting, retaining and motivating employees. We do not believe a more cash-oriented program would have the same long-term retention value or serve to align employees' interests to those of our shareholders as well as a program that includes equity.

We Manage Our Equity Incentive Program Thoughtfully

We manage our long-term shareholder dilution by limiting the number of equity awards granted annually and limiting what we grant to what we believe is an appropriate amount of equity necessary to attract, reward and retain employees. Our three-year average burn rate, which we define as the number of shares subject to equity awards granted in a fiscal year divided by the weighted average shares outstanding for that fiscal year, was 0.93% for fiscal years 2020 through 2022. We are also mindful of the ratio of our stock-based compensation expense to our revenues over time.

Equity Awards Outstanding

The information included in our 2022 Annual Report on Form 10-K is updated by the following information regarding all existing equity compensation plans as of March 15, 2023:

Total number of stock options outstanding[1]	2,410,796
Weighted-average exercise price of stock options outstanding[2]	$ 10.53
Weighted-average remaining duration (years) of stock options outstanding[2]	5.42
Total number of full value awards outstanding	253,491
Approximate number of stock options and full value awards to be issued from March 15, 2023 until the Annual Meeting[3]	581,882
Shares available for grant under the 2013 Equity Plan[4]	1,498,474
Total shares of common stock outstanding as of the record date (March 27, 2023)	60,947,875

(1)   No stock appreciation rights were outstanding as of March 15, 2023.

(2)   Includes stock options outstanding granted under Company originated equity plans or assumed in connection with corporate transactions.

(3)   Only estimated for purposes of this table and uses the closing price of the Company's common stock as of March 15, 2023. Full value awards include restricted stock, restricted stock units (RSUs) and performance-based restricted stock units (PRSUs). The number of shares of outstanding performance based PRSUs assumes performance at the target performance level.

(4)   The number of shares remaining available for future grant under the 2013 Equity Plan reflects PRSUs at target payout. Remaining shares under the 2013 Equity Plan are being rolled over into the 2023 Equity Plan as of the effective date of the 2023 Equity Plan.

Our outstanding awards plus shares available for future grant under our equity plans as of March 15, 2023 represented approximately 7.22% of our common stock outstanding as of the record date (commonly referred to as the "overhang"). The 2023 Equity Plan will increase potential dilution by 0.84 percentage points. Therefore, as of the record date, the total potential dilution with the shares requested for the 2023 Equity Plan would approximate 8.06% in total.

The 2023 Equity Plan Incorporates Good Compensation and Governance Practices

- **Administration.** The 2023 Equity Plan is administered by the Personnel and Compensation Committee of the Board, which is comprised entirely of independent non-employee directors.

- **Broad-based eligibility for equity awards.** We grant equity awards to a broad range of our employees. By doing so, we align employee interests with those of shareholders. Approximately 80% of all outstanding equity awards, on a share basis, as of March 15, 2023 were held by employees who are not NEOs or directors. In fiscal year 2022, approximately 69% of all equity awards, on a share basis, were issued to employees who are not NEOs or directors, with approximately 18% of all employees who are not NEOs or directors receiving awards.

- **Minimum vesting for equity awards.** The 2023 Equity Plan provides that awards may not become exercisable, vest or settle prior to a minimum of the one-year anniversary of the date of grant, except in the case of a participant's death, disability or in the event of a change in control (as described in the 2023 Equity Plan).

- **Shareholder approval is required for additional Shares.** The 2023 Equity Plan does not contain an annual "evergreen" provision but instead reserves a fixed maximum number of shares for issuance. Shareholder approval is required to increase that number.

- **Explicit prohibition on repricing without shareholder approval.** The 2023 Equity Plan prohibits the repricing, cash-out or other exchange of underwater stock options without shareholder approval.

- **No discounted stock options.** The 2023 Equity Plan requires that stock options must have an exercise price equal to at least the fair market value of our common stock on the date the award is granted.

- **No dividends or dividend equivalents on unvested restricted stock or restricted stock units.** The 2023 Equity Plan provides that dividends or other distributions credited or payable in connection with restricted stock or restricted stock units are subject to the same restrictions as the underlying award and will not be paid until the underlying award vests.

- **Share-counting provisions.** In general, when awards granted under the 2023 Equity Plan expire or are cancelled without having been fully exercised, or are settled in cash, the shares reserved for those awards are not returned to the share reserve and do not become available for future awards. Similarly, if shares are tendered to us or withheld by us to pay a stock option's exercise price or satisfy an award's tax withholding obligations, those shares do not become available for future awards.

- **Annual limits on non-employee director awards.** The 2023 Equity Plan limits the number of shares that may be granted to non-employee directors each fiscal year.

- **No tax gross-ups.** The 2023 Equity Plan does not provide for any tax gross-ups.

- **Clawback policy.** Awards granted under the 2023 Equity Plan are subject to the Company's clawback policy.

Description of the Heritage Commerce Corp 2023 Equity Incentive Plan

A summary of the material terms of the 2023 Equity Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2023 Equity Plan and is qualified in its entirety by reference to the 2023 Equity Plan included as Appendix A hereto, which is incorporated by reference into this Proposal 2.

Under the 2023 Equity Plan incentives are provided through the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares, and performance units (individually, an "Award").

Appropriate adjustments will be made in the number of authorized shares and in outstanding Awards to prevent dilution or enlargement of participants' rights in the event of a merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or other change in our capital structure that is effected without receipt of consideration by the Company. Shares subject to Awards that expire or are cancelled or forfeited will not again become available for issuance under the 2023 Equity Plan. The shares available will be reduced by Awards settled in cash or by shares withheld to satisfy tax withholding obligations.

Administration. The Personnel and Compensation Committee ("Committee") will administer the 2023 Equity Plan. Subject to the provisions of the 2023 Equity Plan, the Committee determines in its discretion the persons to whom and the times at which Awards are granted, the types and sizes of such Awards, and all of their terms and conditions. All Awards must be evidenced by a written agreement between the Company and the participant. The Committee may amend, cancel or renew any Award, waive any restrictions or conditions applicable to any Award, and accelerate, continue, extend or defer the vesting of any Award. The Committee will not have the authority to reprice, adjust or amend the exercise price of options or the grant price of stock appreciation rights previously awarded to any participant, whether through amendment, cancellation and replacement grant, or any other means. The Committee has the authority to construe and interpret the terms of the 2023 Equity Plan and Awards granted under it.

Eligibility. Awards may be granted under the 2023 Equity Plan to our employees, officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. While we may grant "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares and performance units to any eligible participant. The actual number of individuals who will receive an Award under the 2023 Equity Plan cannot be determined in advance because the Committee has the discretion to select the participants and the amount and type of Awards.

The maximum amount of grant date value of equity awards and cash paid to a non-employee director in any calendar year for their service to the Company as a non-employee shall not exceed (i) $500,000 in the case of a non-employee director who is serving as the chairman of the Board, and (ii) $400,000 in the case of any other such director.

Stock Options. The Committee may grant nonstatutory stock options, "incentive stock options," or any combination of these. The number of shares of our common stock covered by each option will be determined by the Committee.

The exercise price of each option may not be less than the fair market value of a share of our common stock on the date of grant. Any incentive stock option granted to a person who owns stock possessing more than 10% of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation must have an exercise price equal to at least 110% of the fair market value of a share of our common stock on the date of grant, and the option must have a term not exceeding five years. In addition, the aggregate fair market value of the shares (determined on the grant date) covered by incentive stock options which first become exercisable by any participant during any calendar year may not exceed $100,000. The term of all options, other than any incentive stock option granted to a person who owns stock possessing more than 10% of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation, may not exceed ten years.

Options vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. Unless a longer period is provided by the Committee, an option generally will remain exercisable for ninety days following the participant's termination of service, except that if service terminates as a result of the participant's death or disability, the option generally will remain exercisable for one year, but in any event not beyond the expiration of its term.

The exercise price of each option must be paid in full in cash (or cash equivalent) at the time of exercise, through the tender of shares of our common stock that are already owned by the participant, or through cashless exercise, or by any combination thereof. At the time of exercise, a participant who is an employee must pay any taxes that the Company is required to withhold.

Stock Appreciation Rights. A stock appreciation right gives a participant the right to receive the appreciation in the fair market value of our common stock between the date of grant of the Award and the date of its exercise. We may pay the appreciation either in cash or in shares of our common stock. We may make this payment in a lump sum, or payment may be deferred in accordance with the terms of the participant's Award agreement. The Committee may grant stock appreciation rights under the 2023 Equity Plan in tandem with a related stock option or as a freestanding Award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the Committee. The maximum term of any stock appreciation right granted under the 2023 Equity Plan is 10.

Restricted Stock Awards. The Committee may grant Awards of restricted stock under the 2023 Equity Plan. Awards of restricted stock may vest subject to the attainment of performance goals similar to those described below or satisfaction of certain service- based or other vesting conditions as the Committee specifies, and the shares acquired may not be transferred by the participant until vested. Unless otherwise determined by the Committee, a participant will forfeit any unvested shares upon voluntary or involuntary termination of service with us for any reason, except death or disability. Participants holding restricted stock will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original Award and will be deferred until vested.

Restricted Stock Units. Restricted stock units granted under the 2023 Equity Plan represent a right to receive shares of our common stock at a future date determined in accordance with the participant's Award agreement. The Committee may grant restricted stock units subject to the attainment of performance goals similar to those described below for performance shares and performance units, or may make the Awards subject to service-based and other vesting conditions. Participants holding restricted stock units do not have the right to vote the underlying shares and are not entitled to dividends until the restricted stock units have vested.

Performance Shares and Performance Units. The Committee may grant performance shares and performance units under the 2023 Equity Plan, which are Awards of restricted stock or restricted stock units that will vest only if specified performance goals are achieved during a specified performance period. The performance goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). Unless an award agreement provides otherwise, Participants holding performance shares, restricted stock or restricted stock units do not have the right to vote the underlying shares and are not entitled to dividends until vesting.

Change in Control. Upon a change of control (as defined in the 2023 Equity Plan) and certain other corporate events, outstanding Awards will be governed by the Award agreement (or by the Committee if not otherwise governed by the Award agreement), which may provide for the assumption or substitution of the Award, acceleration of the vesting an Award, cancellation of an Award (with payment for vested Awards), or replacement of an Award, subject to various requirements under the 2023 Equity Plan. It is the present intention of the Company to continue to provide for "single-trigger" acceleration upon a change of control in its Award Agreements.

Transferability. Awards granted under the 2023 Equity Plan shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the participant or the participant's beneficiary, except transfer by will or by the laws of descent and distribution.

Amendment and Termination. The 2023 Equity Plan shall continue in effect until the earlier of its termination by the Board or the date on which all of the shares of our common stock available for issuance under the 2023 Equity Plan have been issued and all restrictions on such shares under the terms of the 2023 Equity Plan and the agreements evidencing Awards granted under the 2023 Equity Plan have lapsed. However, no Awards will be granted under the 2023 Equity Plan after the 10th anniversary of the 2023 Equity Plan's effective date.

In addition, the Committee may amend, suspend or terminate the 2023 Equity Plan at any time, provided that without shareholder approval, the 2023 Equity Plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options or effect any other change that would require shareholder approval under any applicable law or listing rule. Amendment, suspension or termination of the 2023 Equity Plan may not adversely affect any outstanding Award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with applicable law.

New Benefits. Grants of Awards under the 2023 Plan to the Company's executive officers, non-executive directors and other eligible participants are subject to the discretion of the Committee. Therefore, it is not possible to determine the future benefits that will be received by these participants under the 2023 Equity Plan.

Certain United States Federal Income Tax Information

The following paragraphs are a summary of the certain federal income tax consequences to participants who are U.S. taxpayers and the Company of Awards granted under the 2023 Equity Plan. The information set forth below does not purport to be a complete description of the applicable tax considerations. The information is based upon current federal income tax rules and therefore is subject to change, potentially retroactively. Moreover, the tax consequences to any particular participant may depend on the participant's particular situation. Accordingly, participants should consult their own tax advisors regarding the federal, state, local, and other tax consequences of the grant or exercise of an Award or the disposition of stock acquired as a result of an Award.

The following discussion assumes that the fair market value of our common stock on the date of exercise is greater than the per share exercise price.

Nonstatutory Stock Options. Income generally is not recognized by a participant upon the grant of a nonstatutory stock option with an exercise price that is equal to or greater than the fair market value of the underlying shares as of the grant date. Upon exercise of a nonstatutory stock option, the participant will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the purchased shares over the option's exercise price. Any income recognized in connection with an option exercised by an employee of the Company is subject to income tax withholding as a "supplemental wage payment."

A participant's tax basis in the shares received upon the exercise of a nonstatutory stock option will equal the fair market value of the shares on the date the option is exercised. Upon a subsequent sale or other disposition by a participant of these shares, any gain or loss recognized generally would be long-term or short-term capital gain or loss depending on whether the participant holds the shares for more than one year from the date of exercise.

Incentive Stock Options. Participants generally will not recognize income upon the grant or exercise of an "incentive stock option" that qualifies as such under Section 422 of the Code (although there may be alternative minimum tax consequences upon the exercise of the option to the extent the value of the option shares at the time of exercise exceeds the exercise price, unless the participant sells or disposes of the option shares in the same taxable year as the exercise.)

Participants who sell or dispose of a share received upon the exercise of an incentive stock option generally will recognize long-term capital gain or loss in an amount equal to the difference between the amount realized on the sale or disposition and the holder's tax basis in the disposed share, provided that (i) the disposition is more than two years after the option grant date *and* more than one year after the participant receives the share (the two year and one year periods, collectively, the "required holding period") and (ii) the participant is an employee at all times from the grant date until three months before the exercise date.

If a participant disposes of a share acquired on exercise of an incentive stock option before the end of the required holding period (a "disqualifying disposition"), then the participant generally will recognize ordinary compensation income in the year of the disqualifying disposition in an amount equal to the excess, if any, of the share's fair market value as of the option exercise date over the exercise price. If the amount realized on the disposition of the share exceeds (or is less than) the sum of the exercise price plus the amount of compensation income recognized on the disqualified disposition (as described in the prior sentence), then the character of any such additional gain or loss as capital or ordinary will depend on the circumstances.

Subject to certain exceptions for death or disability, if an option holder exercises an incentive stock option more than three months after termination of employment, the exercise of the option will be taxed in a manner similar to the exercise of a nonstatutory stock option.

Stock Appreciation Rights. Participants generally will not recognize income upon the grant of a stock appreciation right with an exercise price equal to the fair market value of the underlying stock on the grant date. Upon exercise, the participant will recognize ordinary income (subject to withholding taxes in the case of an employee) in an amount equal to the amount of cash and the fair market value of any shares received. Any gain or loss recognized upon any later disposition of the shares received pursuant to the stock appreciation rights would generally be long-term or short-term capital gain or loss depending on whether the holding period for the shares is more than one year.

Restricted Stock Awards, Restricted Stock Units, Performance Shares and Performance Units. A participant generally will not recognize income at the time an Award of restricted stock, restricted stock units, performance shares, or performance units is granted. Instead, he or she will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the Award becomes either: (i) freely transferable or (ii) no longer subject to a substantial risk of forfeiture. However, the recipient of an Award of restricted stock may elect to recognize income at the time he or she receives the Award in an amount equal to the fair market value of the shares underlying the Award (less any cash paid for the shares) as of the Award is granted. A participant who makes an election under Section 83(b) of the Code within thirty days of the date of grant of the restricted stock will recognize ordinary income on the date of grant of the restricted shares equal to the excess of the fair market value of the such shares (determined without regard to the risk of forfeiture or restrictions on transfer) over any purchase price paid for the shares. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares of stock that are subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as ordinary compensation income to the recipient.

Section 409A. Section 409A of the Code contains certain requirements for nonqualified deferred compensation arrangements, which may include Awards under the 2023 Equity Plan, with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2023 Equity Plan with a deferral feature will be subject to the requirements of Section 409A. If an Award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that Award may recognize ordinary income on the amounts deferred under the Award, at the time of vesting, which may be prior to when the compensation is actually or constructively received. Also, if an Award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. In addition, certain states (such as California) have laws similar to Section 409A and as a result, failure to comply with such similar laws may result in additional state income, penalty and interest charges.

Tax Consequences to the Company.

The Company generally will be entitled to a tax deduction in connection with an Award under the 2023 Equity Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, upon the exercise of a nonstatutory stock option). In the case of an incentive stock option, the Company generally will not be allowed a compensation deduction. However, if the participant makes a disqualified disposition of shares received upon the exercise of an incentive stock option, then the Company generally should be allowed a deduction in an amount equal to the fair market value of the option shares over the option exercise price. However, if the participant recognizes any additional income or gain on the disqualified disposition (as described under the heading "—Incentive Stock Options" above), the Company would not entitled to an additional corresponding deduction.

The foregoing discussion is only a summary of some of the United States federal income tax considerations to participants and the Company with respect to the grant, exercise and/or vesting of Awards under the 2023 Equity Plan, and subsequent sale of shares received pursuant to such Awards. This discussion does not purport to be complete, and neither discusses the tax laws of any state, municipality, or foreign country nor any federal tax other than the federal income tax (including the federal gift and estate taxes).

Recommendation of the Board of Directors



The Board of Directors recommends a vote FOR the approval of the Heritage Commerce Corp 2023 Equity Incentive Plan. The proxy holders intend to vote all proxies in favor of this proposal. If no instruction is given, the proxy holders intend to vote FOR the proposal.

Proposal 3—Approval of the Advisory Proposal on Executive Compensation

The Dodd-Frank Act requires, among other things, that we permit a non-binding, advisory vote on the 2022 compensation of our named executive officers, as described in the Compensation Discussion and Analysis, compensation tables and accompanying narrative discussion contained in this proxy statement.

As described in greater detail under the heading "Compensation Discussion and Analysis," we seek to closely align the interests of our named executive officers with the interests of our shareholders. Our compensation practices are designed to encourage and motivate our named executive officers to achieve superior performance on both a short term and long-term basis while at the same time avoiding the encouragement of unnecessary or excessive risk taking. The Personnel and Compensation Committee of the Board believes that the executive compensation for 2022 was reasonable and appropriate, and was the result of a carefully considered approach.

Accordingly, the Company is presenting this proposal, which gives you as a shareholder the opportunity to endorse or not endorse our executive pay program by voting for or against the following resolution:

"RESOLVED, that the shareholders approve the 2022 compensation of our named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosures required by Item 402 of Regulation S-K contained in the proxy statement."

The vote on this resolution is not intended to address any specific item of compensation, but rather that the overall compensation of our named executive officers and the policies and practices described in this proxy statement. In the event this non-binding proposal is not approved by our shareholders, such a vote shall not be construed as overruling a decision by the Board or the Personnel and Compensation Committee, nor create or imply any additional fiduciary duty of the Board or the Personnel and Compensation Committee, nor shall such a vote be construed to restrict or omit the ability of our shareholders to make proposals for inclusion in proxy materials related to executive compensation. Notwithstanding the foregoing, the Board and the Personnel and Compensation Committee will consider the non-binding vote of our shareholders to this proposal when reviewing compensation policies and practices in the future.

Recommendation of the Board of Directors

 **The Board of Directors recommends a vote FOR the Advisory Proposal on 2022 Executive Compensation. The proxy holders intend to vote all proxies they hold in favor of this proposal. If no instruction is given, the proxy holders intend to vote FOR the proposal.**

Proposal 4—Ratification of Independent Registered Public Accounting Firm

The Board, upon the recommendation of its Audit Committee, has ratified the selection of Crowe LLP to serve as our independent registered public accounting firm for 2023, subject to ratification by our shareholders. A representative of Crowe LLP will be present at the Annual Meeting to answer questions and will have the opportunity to make a statement if so desired.

We are asking our shareholders to ratify the selection of Crowe LLP as our independent registered public accounting firm. Although ratification is not required by our Bylaws, the SEC or the Nasdaq Stock Market, the Board is submitting the selection of Crowe LLP to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection of Crowe LLP, however, we reserve the discretion to retain Crowe LLP as our independent registered public accounting firm for 2023. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Audit Committee Report

In accordance with its written charter adopted by the Company's Board, the Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and financial reporting practices of the Company. During 2022, the Audit Committee met 10 times. The Audit Committee discussed the interim financial information contained in each quarterly earnings announcement with the Chief Financial Officer prior to public release. The Audit Committee also discussed the interim financial statements with the Chief Financial Officer and the independent auditors prior, with and without management present, to the filing of each quarterly Form 10-Q and the annual report on Form 10-K.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence, discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Audit Committee reviewed with both the independent auditors and the internal auditor's audit plans, scope, and results.

The Audit Committee discussed and reviewed with the independent auditor all communications required by the standards of the Public Company Accounting Oversights Board ("PCAOB"), including those described in Auditing Standard No. 1301, Communication with Audit Committees, and discussed and reviewed the results of the independent auditor's audit of the consolidated financial statements. The Audit Committee also reviewed and discussed the results of the internal audit examinations.

The Audit Committee reviewed the audited financial statements of the Company as of and for the year ended December 31, 2022, with management and the independent auditors. The Audit Committee has also reviewed "Management's Assessment over Financial Reporting" and the independent registered public accounting firm's opinion on the effectiveness of the Company's internal control over financial reporting, and discussed these reports and opinions with management and the independent registered public accounting firm prior to the Company's filing of its Annual Report on Form 10-K for the year ended December 31, 2022.

Based on the above mentioned review and discussion with management and the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

Heritage Commerce Corp
Audit Committee

Julianne M. Biagini-Komas, Chair
Kamran F. Husain
Laura Roden
Marina H. Park Sutton

March 7, 2023

The Audit Committee report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Act of 1934, and shall not otherwise be deemed filed under these Acts.

Independent Registered Public Accounting Firm Fees

The following table summarizes the aggregate fees billed to the Company by its independent auditor:

Category of Services	Fiscal Year 2022	Fiscal Year 2021
Audit fees[1]	$625,000	$604,610
Audit related fees[2]	65,000	38,000
Tax fees[3]	104,500	119,275
All other fees[4]	10,000	10,000
Total accounting fees	$804,500	$771,885

(1) Fees for audit services for 2022 and 2021 consisted of the audit of the Company's annual financial statements, review of the consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q, and the audit of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Fees for audit related services for 2022 and 2021 consisted of financial accounting and reporting consultations, consents and other services related to SEC matters, and audits of the consolidated financial statements of the Company's employee benefit plans.

(3) Fees for tax services for 2022 and 2021 consisted of tax compliance and tax planning and advice.

- Fees for tax compliance services totaled $64,500 and $68,075 in 2022 and 2021, respectively. Tax compliance services are those rendered based upon facts already in existence or transactions that have already occurred to document, compute, and obtain government approval for amounts to be included in tax filings. Such services consisted primarily of preparation of the Company's consolidated federal and state income tax returns, trust preferred returns and a limited liability company tax return for a subsidiary entity.

- Tax planning and advice services are those rendered with respect to proposed transactions, assistance regarding the Internal Revenue Code Section 280(G) "excise tax gross up" disclosures in the proxy statement for hypothetical events, and consultation with management regarding various internal control and accounting matters. Tax planning and advice services totaled $40,000 in 2022 and $51,200 in 2021, respectively.

(4) All other fees consisted primarily of consulting services for the Company's strategic objectives merger and acquisitions, and other discussions.

The ratio of tax planning and advice fees and all other fees to audit fees, audit related fees and tax compliance fees was 6.63% for 2022 and 8.61% for 2021.

In considering the nature of the services provided by the independent registered public accounting firm, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with the independent registered public accounting firm and Company management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the SEC and the Public Company Accounting Oversight Board.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Under applicable SEC rules, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent registered public accountants in order to ensure that they do not impair the auditors' independence. The SEC's rules specify the types of non-audit services that the independent registered public accountants may not provide to its audit client and establish the Audit Committee's responsibility for administration of the engagement of the independent registered public accountants.

Consistent with the SEC's rules, the Audit Committee Charter requires that the Audit Committee review and pre-approve all audit services and permitted non-audit services provided by the independent registered public accountants to the Company or any of its subsidiaries. The Audit Committee may delegate pre-approval authority to the Chair of the Audit Committee and if it does, the decisions of that member must be presented to the full Audit Committee at its next scheduled meeting.

Recommendation of the Audit Committee and the Board of Directors

 **The Audit Committee of the Board of Directors and the Board of Directors recommends approval of the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023. The proxy holders intend to vote all proxies they hold in favor of the proposal. If no instruction is given, the proxy holders intend to vote FOR approval of the proposal.**

2023 Annual Meeting Information About the 2023 Annual Meeting of Shareholders Questions & Answers

Why did you send me this proxy statement?

We sent you this proxy statement and the enclosed proxy card because our Board is soliciting your proxy to vote at the 2023 Annual Meeting of Shareholders ("Annual Meeting"). This proxy statement summarizes the information you need to know to cast an informed vote at the Annual Meeting. Heritage Commerce Corp is referred to in this proxy statement as the "Company." Along with this proxy statement, we are also sending you the Heritage Commerce Corp 2022 Annual Report on Form 10-K, which includes our consolidated financial statements.

How will our Annual Meeting be held?

The Annual Meeting will be held in a virtual-only meeting format, via live video webcast that will provide shareholders with the ability to participate in the Annual Meeting, vote their shares and ask questions. We are implementing a virtual-only meeting format in order to leverage technology to enhance shareholder access to the Annual Meeting by enabling attendance and participation from any location around the world. We believe that the virtual-only meeting format will give shareholders the opportunity to exercise the same rights as if they had attended an in-person meeting and believe that these measures will enhance shareholder access and encourage participation and communication with our Board and management.

We believe a virtual-only meeting format facilitates shareholder attendance and participation by enabling all shareholders to participate fully and equally, and without cost, using an Internet-connected device from any location. In addition, the virtual-only meeting format increases our ability to engage with all shareholders, regardless of size, resources or physical location.

Shareholders of record and beneficial owners at the close of the business day on March 27, 2023, the record date, will have the ability to submit questions and vote electronically at the Annual Meeting via the virtual-only meeting platform.

Only shareholders of record and beneficial owners of shares of our common stock as of the close of the business day on March 27, 2023, the record date, may attend and participate in the Annual Meeting, including voting and asking questions electronically before and during the virtual Annual Meeting via the virtual-only meeting platform. You will not be able to attend the Annual Meeting in person.

In order to attend the Annual Meeting, you must register at *register.proxypush.com/HTBK*. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting and to vote and submit questions before and during the Annual Meeting via the virtual-only meeting platform.

As part of the registration process, you must enter the control number located on your proxy card or voting instruction form. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, you will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process.

On the day of the Annual Meeting, May 25, 2023, shareholders may begin to log in to the virtual-only Annual Meeting 15 minutes prior to the Annual Meeting. The Annual Meeting will begin promptly at 1:00 p.m., Pacific Daylight Time.

We will have technicians ready to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any difficulties accessing the virtual-only Annual Meeting platform, including any difficulties voting or submitting questions, you may call the technical support number that will be posted in your instructional email.

Our virtual Annual Meeting will allow shareholders to submit questions before and during the Annual Meeting. During a designated question and answer period at the Annual Meeting, we will respond to appropriate questions submitted by shareholders.

We will answer as many shareholder-submitted questions as time permits, and any questions that we are unable to address during the Annual Meeting will be answered following the meeting, with the exception of any questions that are irrelevant to the purpose of the Annual Meeting or our business or that contain inappropriate or derogatory references. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

Who is entitled to vote?

We will begin sending this proxy statement, the attached Notice of Annual Meeting and the enclosed proxy card on or about April 13, 2023, to all shareholders entitled to vote. Shareholders who were the record owners of the Company's common stock at the close of the business day on March 27, 2023, are entitled to vote. On this record date, there were 60,947,875 shares of common stock outstanding.

What constitutes a quorum?

A majority of the outstanding shares of the common stock entitled to vote at the Annual Meeting must be present, in person or by proxy, in order to constitute a quorum. We can only conduct the business of the Annual Meeting if a quorum has been established. We will include proxies marked as abstentions and broker non-votes in determining the number of shares present at the Annual Meeting.

How many votes do I have?

Each share of common stock entitles you to one vote in person or by proxy, for each share of common stock outstanding in your name on the books of the Company as of March 27, 2023, the record date for the Annual Meeting on any matter submitted to a vote of the shareholders, except that in connection with the election of directors (Proposal 1), you may cumulate your shares (see "What is cumulative voting and how do I cumulate my shares?" on page 76). The proxy card indicates the number of votes that you have as of the record date.

Is voting confidential?

We have a confidential voting policy to protect the privacy of our shareholders' votes. Under this policy, ballots, proxy cards and voting instructions returned to banks, brokers and other nominees are kept confidential. Only the proxy tabulator and the Inspector of Election have access to the ballots, proxy cards and voting instructions.

How do I vote by proxy?

You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker or other nominee. If your shares are held by a broker or other nominee, you will receive instructions that you must follow to have your shares voted. If you hold your shares as a shareholder of record, you may vote by completing, signing and dating the enclosed proxy card and returning it promptly in the envelope provided. You may also vote by telephone or over the Internet (see page 3). Returning the proxy card will not affect your right to participate on line at the virtual the Annual Meeting and vote.

If you properly fill in your proxy card and send it to us in time to vote, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board as follows:

- "**FOR**" the election of all 10 nominees for director;
- "**FOR**" the approval of the Heritage Commerce Corp 2023 Equity Incentive Plan;
- "**FOR**" the approval of the advisory proposal on the Company's 2022 executive compensation; and
- "**FOR**" the ratification of the selection of Crowe LLP as our independent registered public accounting firm for 2023.

For the election of directors (Proposal 1), a shareholder may withhold authority for the proxy holders to vote for any one or more of the nominees by marking the enclosed proxy card in the manner instructed on the proxy card. Unless authority to vote for the nominees is withheld, the proxy holders will vote the proxies received by them for the election of the nominees listed on the proxy card as directors of the Company. Your proxy does not have an obligation to vote for nominees not identified on the preprinted proxy card (that is, write in candidates). Should any shareholder attempt to "write in" a vote for a nominee not identified on the preprinted card (and described in these proxy materials), your proxy will NOT vote the shares represented by your proxy card for any such write in candidate, but will instead vote the shares for any and all other indicated candidates. If any of the nominees should be unable or decline to serve, which is not now anticipated, your proxy will have discretionary authority to vote for a substitute who shall be designated by the present Board to fill the vacancy. In the event that additional persons are nominated for election as directors, your proxy intends to vote all of the proxies in such a manner, in accordance with the cumulative voting, as will assure the election of as many of the nominees identified on the proxy card as possible. In such event, the specific nominees to be voted for will be determined by the proxy holders, in their sole discretion.

What do I have to do to vote my shares if they are held in the name of my broker?

If your shares are held by your broker, sometimes called "street name" shares, you must vote your shares through your broker. You should receive a form from your broker asking how you want to vote your shares. Follow the instructions on that form to give voting instructions to your broker. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine, but not on non-routine matters. A "broker non vote" occurs when your broker does not vote on a particular proposal because the broker does not receive instructions from the beneficial owner and does not have discretionary authority. Proposal 1 (election of directors), Proposal 2 (approval of the 2023 Equity Incentive Plan) and Proposal 3 (advisory proposal on the 2022 executive compensation) are non-routine items on which a broker may vote only if the beneficial owner has provided voting instructions. Proposal 4 (ratification of independent registered public accounting firm for 2023) is a routine item.

How do I vote at the virtual meeting?

If you plan to attend the virtual Annual Meeting and desire to vote at the meeting you will have the opportunity to do so, but we recommend you send in a proxy card to vote. However, if your shares are held in the name of your broker, bank or other nominee, you must provide the proper codes as set forth in the proxy card.

May I vote over the Internet or by telephone?

Shareholders whose shares are registered in their own names may vote either over the Internet or by telephone. Special instructions for voting over the Internet or by telephone are set forth on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate the shareholder's identity and to allow shareholders to vote their shares and confirm that their voting instructions have been properly recorded.

If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares by telephone or over the Internet. Most U.S. banks and brokerage firms are clients of Broadridge Financial Solutions ("Broadridge"). As such, shareholders who receive either a paper copy of their proxy statement or electronic delivery notification have the opportunity to vote by telephone or over the Internet. If your bank or brokerage firm is a Broadridge client, your proxy card or Voting Instruction Form ("VIF") will provide the instructions. If your proxy card or VIF does not provide instructions for Internet and telephone voting, please complete and return the proxy card in the self-addressed, postage paid envelope provided.

What is cumulative voting and how do I cumulate my shares?

For the election of directors (Proposal 1), California law provides that a shareholder of a California corporation, or his/her proxy, may cumulate votes in the election of directors. That is, each shareholder may cast that number of votes equal to the number of shares owned by the shareholder, multiplied by the number of directors to be elected, and he/she may cumulate such votes for a single candidate or distribute such votes among as many candidates as he/she deems appropriate.

Certain affirmative steps must be taken by you in order to be entitled to vote your shares cumulatively for the election of directors. At the shareholders' meeting at which directors are to be elected, no shareholder is entitled to cumulate votes (i.e., cast for any one or more candidates a number of votes greater than the number of the shareholder's shares) unless the candidates' names have been placed in nomination at the meeting and prior to the commencement of the voting and at least one shareholder has given notice at the meeting and prior to commencement of the voting of the shareholder's intention to cumulate votes. If any shareholder has given such notice, then every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principle among any or all of the candidates, as the shareholder thinks appropriate. The candidates receiving the highest number of votes, up to the number of directors to be elected, will be elected.

The proxies designated on your proxy card do not, at this time, intend to cumulate votes, to the extent they have the shareholder's discretionary authority to do so, pursuant to the proxies solicited in this proxy statement unless another shareholder gives notice to cumulate, in which case your proxy may cumulate votes in accordance with the recommendations of the Board. Therefore, discretionary authority to cumulate votes in such an event is solicited in this proxy statement.

May I change my vote after I return my proxy?

If you fill out and return the enclosed proxy card, or vote by telephone or over the Internet, you may change your vote at any time before the vote is conducted at the Annual Meeting. You may change your vote in any one of four ways:

- You may send to the Company's Corporate Secretary another completed proxy card with a later date.
- You may notify the Company's Corporate Secretary in writing before the Annual Meeting that you have revoked your proxy.
- You may virtually attend the Annual Meeting and vote on line.
- If you have voted your shares by telephone or over the Internet, you can revoke your prior telephone or Internet vote by recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

What if I receive multiple proxy cards?

If you receive multiple proxy cards, your shares are probably registered differently or are in more than one account. Vote all proxy cards received to ensure that all your shares are voted. Unless you need multiple accounts for specific purposes, we recommend that you consolidate as many of your accounts as possible under the same name and address. If the shares are registered in your name, contact our transfer agent, EQ Shareowner Services, 1-866-883-3382; otherwise, contact your bank, broker or other nominee.

What vote is required to approve each proposal?

Approval of Proposal 1 (election of directors) requires a plurality of votes cast for each nominee. This means that the 10 nominees who receive the most votes will be elected. So, if you do not vote for a particular nominee, or you indicate "WITHHOLD AUTHORITY" to vote for a particular nominee on your proxy card, your vote will not count either "for" or "against" the nominee. Abstentions will not have any effect on the outcome of the vote. You may cumulate your votes in the election of directors as described under "What is cumulative voting and how do I cumulate my shares?" on page 76. Broker non-votes will not count as a vote on the proposal and will not affect the outcome of the vote.

Approval of Proposal 2 (approval of 2023 Equity Incentive Plan), Proposal 3 (approval of the advisory proposal on the 2022 executive compensation) and Proposal 4 (ratification of independent registered public accounting firm for 2023) each requires a vote that satisfies two criteria: (i) the affirmative vote for the proposal must constitute a majority of the common shares present or represented by proxy and voting on the proposal at the Annual Meeting and (ii) the affirmative vote for the proposal must constitute a majority of the common shares required to constitute the quorum. For purposes of Proposal 2, 3 and 4, abstentions and broker non-votes will not affect the outcome under clause (i), which recognizes only actual votes cast. However, abstentions and broker non-votes will affect the outcome under clause (ii) if the number of affirmative votes, though a majority of the votes represented, does not constitute a majority of the voting power required to constitute a quorum. The ratification of the appointment of the independent registered public accounting firm for 2023 is a matter on which a broker or other nominee is generally empowered to vote and, therefore, no broker non-votes are expected to exist with respect to Proposal 4.

How will voting on any other business be conducted?

Your proxy card confers discretionary authority to your proxy to vote your shares on the matters which may properly be presented for action at the Annual Meeting, and may include action with respect to procedural matters pertaining to the conduct of the Annual Meeting.

What are the costs of soliciting these proxies?

We will pay all the costs of soliciting these proxies. In addition to mailing proxy soliciting material, our directors, officers and employees also may solicit proxies in person, by telephone or by other electronic means of communication for which they will receive no compensation. We will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain authority to execute proxies. We will then reimburse them for their reasonable expenses. We have hired Advantage Proxy to seek the proxies of custodians, such as brokers, which hold shares which belong to other people. This service will cost the Company approximately $5,000 plus expenses.

How do I obtain an Annual Report on Form 10-K?

A copy of our 2022 Annual Report on Form 10-K accompanies this proxy statement. If you would like another copy of this report, we will send you one without charge. The Annual Report on Form 10-K includes a list of exhibits filed with the Securities and Exchange Commission ("SEC"), but does not include the exhibits. If you wish to receive copies of the exhibits, we will send them to you. Please write to:

Heritage Commerce Corp
224 Airport Parkway
San Jose, California 95110
Attention: Executive Vice President and Corporate Secretary

You can also find out more information about us at our website *www.heritagecommercecorp.com*. Our website is available for information purposes only and should not be relied upon for investment purposes, nor is it incorporated by reference into this proxy statement. On our website you can access electronically filed copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 filings, and amendments to those reports and filings, free of charge. The SEC also maintains a website at *www.sec.gov* that contains reports, proxy statements and other information regarding SEC registrants, including the Company.

Other Business

If any matters not referred to in this proxy statement come before the meeting, including matters incident to conducting the meeting, the proxy holders will vote the shares represented by proxies in accordance with their best judgment. Management is not aware of any other business to come before the meeting and, as of the date of the preparation of this proxy statement, no shareholder has submitted to management any proposal to be acted upon at the meeting.

Shareholder Proposals for 2024 Meeting

For a shareholder proposal to be included in the proxy statement for the 2024 Annual Meeting, it must comply with SEC Rule 14a-8 and be received by the Secretary of the Company at the address below no later than December 15, 2023.

A shareholder who intends to present a proposal at the Company's 2024 Annual Meeting other than pursuant to Rule 14a-8 must comply with our Bylaws, which provide that the notice of such intention must be received by the Secretary of the Company at the address set forth below no earlier than January 26, 2024 and no later than February 25, 2024, and such proposal must be a proper matter for shareholder action under California law. Any such notice must meet the other requirements in our Bylaws.

Shareholders who intend to solicit proxies in reliance on the SEC's universal proxy rule for director nominees submitted under the advance notice requirements of our Bylaws must comply with the additional requirements of SEC Rule 14a-19(b).

Notices of intention to present proposals or nominate directors at the 2024 Annual Meeting, and all supporting materials required by our Bylaws, must be submitted by mail to Corporate Secretary, Heritage Commerce Corp, 224 Airport Parkway, San Jose, California, 95110

The Company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements. The submission of a shareholder proposal or proxy access or other director nomination does not guarantee that it will be included in our proxy statement.

HERITAGE COMMERCE CORP

Deborah K. Reuter
Executive Vice President, Chief Risk Officer and Corporate Secretary

April 13, 2023
San Jose, California

Appendix A—Heritage Commerce Corp 2023 Equity Incentive Plan

1. **Purpose**. The purpose of the Plan is to assist the Company in attracting, retaining, motivating and rewarding certain employees, officers, directors, and consultants of the Company to promote the success of the Company's business. The Plan authorizes the award of Stock-based incentives to Eligible Persons.

2. **Definitions**. For purposes of the Plan, the following terms shall be defined as set forth below:

    (a) "***Affiliate***" means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

    (b) "***Award***" means any Option, award of Restricted Stock, Restricted Stock Unit, Stock Appreciation Right, or other Stock-based award granted under the Plan.

    (c) "***Award Agreement***" means an Option Agreement, a Restricted Stock Agreement, an RSU Agreement, a SAR Agreement, or an agreement governing the grant of any other Award granted under the Plan.

    (d) "***Bank***" means Heritage Bank of Commerce, a California banking corporation, and its successors by operation of law.

    (e) "***Board***" means the Board of Directors of the Company.

    (f) "***Cause***" means, with respect to a Participant and in the absence of an Award Agreement or Participant Agreement otherwise defining Cause, means (i) the Participant willfully breaches or habitually neglects the duties which the Participant is required to perform under his or her employment agreement; (ii) the Participant commits an intentional act of moral turpitude that has a material detrimental effect on the reputation or business of the Service Recipient or the Bank; (iii) the Participant is convicted of a felony or commits any material and actionable act of dishonesty, fraud, or intentional material misrepresentation in the performance of the Participant's duties; (iv) the Participant engages in an unauthorized disclosure or use of inside information, trade secrets or other confidential information; or (v) the Participant willfully breaches a fiduciary duty, or violates any law, rule or regulation, which breach or violation results in a material adverse effect on the Service Recipient and the Bank (taken as a whole). If, subsequent to the Termination of a Participant for any or no reason (other than a Termination by the Service Recipient for Cause), it is discovered that grounds to terminate the Participant's employment or service for Cause existed, such Participant's employment or service shall, at the discretion of the Committee, be deemed to have been terminated by the Service Recipient for Cause for all purposes under the Plan, and the Participant shall be required to repay or return to the Company all amounts and benefits received by him or her in respect of any Award following such Termination that would have been forfeited under the Plan had such Termination been by the Service Recipient for Cause. In the event that there is an Award Agreement or Participant Agreement defining Cause, "Cause" shall have the meaning provided in such agreement, and a Termination by the Service Recipient for Cause hereunder shall not be deemed to have occurred unless all applicable notice and cure periods in such Award Agreement or Participant Agreement are complied with.

    (g) "***Change in Control***" means, subject to the limitations of Section 409A of the Code, the earliest occurrence of one of the following events:

        (i) the acquisition (or acquisition during the 12 month period ending on the date of the most recent acquisition) by any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 40% or more of either (i) the then outstanding shares of common stock of the Company (the "***Outstanding Company Common Stock***") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors ("***Outstanding Company Voting Securities***"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change of Control: (a) any acquisition directly from the Company, (b) any acquisition by the Company that reduces the number of shares issued and outstanding through a stock repurchase program or otherwise, (c) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or the Bank or any corporation controlled by the Company or the Bank or (d) any acquisition by any corporation pursuant to a transaction which complies with clauses (a), (b) and (c) of subsection (iii) of this Section 2(g); or

(ii)   individuals who, as of the Effective Date, constitute the Board of the Company (the "***Incumbent Board***") cease for any reason other than resignation, death or disability to constitute at least a majority of the Company's Board during any 12 month period; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Company's Board; or

(iii)   consummation of a reorganization, merger or consolidation of the Company or the Bank, or sale or other disposition (in one transaction or a series of transactions) of any assets of the Bank or the Company having a total fair market value equal to, or more than, 40% of the total gross fair market value of all of the assets of the Bank or the Company immediately prior to such acquisition or acquisitions (a "***Business Combination***"), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding common stock and outstanding voting securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns all or substantially all of the Company's or Heritage Bank of Commerce's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Common Stock and Outstanding Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or the Bank or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Company's Board at the time of the execution of the initial agreement, or of the action of the Company's Board, providing for such Business Combination; or

(iv)   approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, and with respect to the payment of any amount that constitutes a deferral of compensation subject to Section 409A of the Code payable upon a Change in Control, a Change in Control shall not be deemed to have occurred, unless the Change in Control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A(a)(2)(A)(v) of the Code.

(h)   "***Code***" means the U.S. Internal Revenue Code of 1986, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules, and regulations thereto. Any reference in the Plan to any section of the Code shall be deemed to include reference to any rules, regulations, or other interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(i)   "***Committee***" means the Board, the Personnel and Compensation Committee of the Board, or such other committee consisting of two or more individuals appointed by the Board to administer the Plan and each other individual or committee of individuals designated to exercise authority under the Plan.

(j)   "***Company***" means Heritage Commerce Corp, a California corporation, and its successors by operation of law.

(k)   "***Corporate Event***" has the meaning set forth in Section 11(b) hereof.

(l)   "***Data***" has the meaning set forth in Section 21(h) hereof.

(m) "**Disability**" means, in the absence of an Award Agreement or Participant Agreement otherwise defining Disability, the permanent and total disability of such Participant within the meaning of Section 22(e)(3) of the Code. In the event that there is an Award Agreement or Participant Agreement defining Disability, "Disability" shall have the meaning provided in such Award Agreement or Participant Agreement.

(n) "**Disqualifying Disposition**" means any disposition (including any sale) of Stock acquired upon the exercise of an Incentive Stock Option made within the period that ends either (i) two (2) years after the date on which the Participant was granted the Incentive Stock Option or (ii) one (1) year after the date upon which the Participant acquired the Stock.

(o) "**Effective Date**" means May 25, 2023, which is the date on which the Plan was approved by the shareholders of the Company.

(p) "**Eligible Person**" means (i) each employee and officer of the Company or any of its Affiliates; (ii) each non-employee director of the Company or any of its Affiliates; (iii) each other natural Person who provides substantial services to the Company or any of its Affiliates as a consultant or advisor (or a wholly owned alter ego entity of the natural Person providing such services of which such Person is an employee, shareholder, or partner) and who is designated as eligible by the Committee; and (iv) each natural Person who has been offered employment by the Company or any of its Affiliates; provided that such prospective employee may not receive any payment or exercise any right relating to an Award until such Person has commenced employment or service with the Company or its Affiliates; provided, further, however, that (A) with respect to any Award that is intended to qualify as a "stock right" that does not provide for a "deferral of compensation" within the meaning of Section 409A of the Code, the term "Affiliate" as used in this Section 2(p) shall include only those corporations or other entities in the unbroken chain of corporations or other entities beginning with the Company where each of the corporations or other entities in the unbroken chain, other than the last corporation or other entity, owns stock possessing at least 50% or more of the total combined voting power of all classes of stock in one of the other corporations or other entities in the chain, and (B) with respect to any Award that is intended to be an Incentive Stock Option, the term "Affiliate" as used in this Section 2(p) shall include only those entities that qualify as a "subsidiary corporation" with respect to the Company within the meaning of Section 424(f) of the Code. An employee on an approved leave of absence may be considered as still in the employ of the Company or any of its Affiliates for purposes of eligibility for participation in the Plan.

(q) "**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules, and regulations thereto.

(r) "**Expiration Date**" means, with respect to an Option, the date on which the term of such Option or Stock Appreciation Right expires, as determined under Section 5(b) or 8(b) hereof, as applicable.

(s) "**Fair Market Value**" means, as of any date when the Stock is listed on one or more national securities exchange(s), the closing price reported on the principal national securities exchange on which such Stock is listed and traded on the date of determination or, if the closing price is not reported on such date of determination, the closing price reported on the most recent date prior to the date of determination. If the Stock is not listed on a national securities exchange, "Fair Market Value" shall mean the amount determined by the Board in good faith, and in a manner consistent with Section 409A of the Code, to be the fair market value per share of Stock.

(t) "**GAAP**" means the U.S. Generally Accepted Accounting Principles, as in effect from time to time.

(u) "**Incentive Stock Option**" means an Option intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(v) "**Nonqualified Stock Option**" means an Option not intended to be an Incentive Stock Option.

(w) "**Option**" means a conditional right, granted to a Participant under Section 5 hereof, to purchase Stock at a specified price during a specified time period.

(x) "**Option Agreement**" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Option Award.

(y) "**Participant**" means an Eligible Person who has been granted an Award under the Plan or, if applicable, such other Person who holds an Award.

(z) "**Participant Agreement**" means an employment or other services agreement between a Participant and the Service Recipient that describes the terms and conditions of such Participant's employment or service with the Service Recipient and is effective as of the date of determination.

(aa) "**Performance Goals**" means the performance goals established by the Committee in connection with any Award based on criteria that must be met in order for payment to be made or vesting to occur with respect to such Award.

(bb) "**Performance Period**" means the period established by the Committee for measuring whether and to what extent any Performance Goals established in connection with an Award have been met.

(cc) "**Person**" means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, or other entity.

(dd) "**Plan**" means this Heritage Commerce Corp 2023 Equity Incentive Plan, as amended from time to time.

(ee) "**Qualified Member**" means a member of the Committee who is a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act and an "independent director" as defined under, as applicable, the NASDAQ Listing Rules, the NYSE Listed Company Manual, or other applicable stock exchange rules.

(ff) "**Qualifying Committee**" has the meaning set forth in Section 3(b) hereof.

(gg) "**Restricted Stock**" means Stock granted to a Participant under Section 6 hereof that is subject to certain restrictions and to a risk of forfeiture.

(hh) "**Restricted Stock Agreement**" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Restricted Stock Award.

(ii) "**Restricted Stock Unit**" means a notional unit representing the right to receive one share of Stock (or the cash value of one share of Stock, if so determined by the Committee) on a specified settlement date.

(jj) "**RSU Agreement**" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Award of Restricted Stock Units.

(kk) "**SAR Agreement**" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Award of Stock Appreciation Rights.

(ll) "**Securities Act**" means the U.S. Securities Act of 1933, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules, and regulations thereto.

(mm) "**Service Recipient**" means, with respect to a Participant holding an Award, either the Company or an Affiliate of the Company by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(nn) "**Stock**" means the common stock, no par value, of the Company, and such other securities as may be substituted for such stock pursuant to Section 11 hereof.

(oo) "**Stock Appreciation Right**" means a conditional right to receive an amount equal to the value of the appreciation in the Stock over a specified period. Except in the event of extraordinary circumstances, as determined in the sole discretion of the Committee, or pursuant to Section 11(b) hereof, Stock Appreciation Rights shall be settled in Stock.

(pp) "**Termination**" means the termination of a Participant's employment or service, as applicable, with the Service Recipient; provided, however, that, if so determined by the Committee at the time of any change in status in relation to the Service Recipient (e.g., a Participant ceases to be an employee and begins providing services as a consultant, or vice versa), such change in status will not be deemed a Termination hereunder. Unless otherwise determined by the Committee, in the event that the Service Recipient ceases to be an Affiliate of the Company (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant's employment or service is transferred to another entity that would constitute the Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction. Notwithstanding anything herein to the contrary, a Participant's change in status in relation to the Service Recipient (for example, a change from employee to consultant) shall not be deemed a Termination hereunder with respect to any Awards constituting "nonqualified deferred compensation" subject to Section 409A of the Code that are payable upon a Termination, unless such change in status constitutes a "separation from service" within the meaning of Section 409A of the Code. Any payments in respect of an Award constituting nonqualified deferred compensation subject to Section 409A of the Code that are payable upon a Termination shall be delayed for such period as may be necessary to meet the requirements of Section 409A(a)(2)(B)(i) of the Code. On the first (1st) business day following the expiration of such period, the Participant shall be paid, in a single lump sum without interest, an amount equal to the aggregate amount of all payments delayed pursuant to the preceding sentence, and any remaining payments not so delayed shall continue to be paid pursuant to the payment schedule applicable to such Award.

3. **Administration**.

    (a)   ***Authority of the Committee***. Except as otherwise provided below, the Plan shall be administered by the Committee. The Committee shall have full and final authority, in each case, subject to and consistent with the provisions of the Plan, to (i) select Eligible Persons to become Participants; (ii) grant Awards; (iii) determine the type, number, and type of shares of Stock subject to, other terms and conditions of, and all other matters relating to, Awards; (iv) prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan; (v) construe and interpret the Plan and Award Agreements and correct defects, supply omissions, and reconcile inconsistencies therein; (vi) suspend the right to exercise Awards during any period that the Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an Award by an equivalent period of time or such shorter period required by, or necessary to comply with, applicable law; and (vii) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. Any action of the Committee shall be final, conclusive, and binding on all Persons, including, without limitation, the Company, its shareholders and Affiliates, Eligible Persons, Participants, and beneficiaries of Participants. Notwithstanding anything in the Plan to the contrary, the Committee shall have the ability to accelerate the vesting of any outstanding Award at any time and for any reason, including upon a Corporate Event, subject to Section 11(b), or in the event of a Participant's Termination by the Service Recipient other than for Cause, or due to the Participant's death, Disability, or retirement (as such term may be defined in an applicable Award Agreement or Participant Agreement or, if no such definition exists, in accordance with the Company's then-current employment policies and guidelines). For the avoidance of doubt, the Board shall have the authority to take all actions under the Plan that the Committee is permitted to take.

    (b)   ***Manner of Exercise of Committee Authority***. At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company must be taken by the remaining members of the Committee or a subcommittee, designated by the Committee or the Board, composed solely of two or more Qualified Members (a "***Qualifying Committee***"). Any action authorized by such a Qualifying Committee shall be deemed the action of the Committee for purposes of the Plan. The express grant of any specific power to a Qualifying Committee, and the taking of any action by such a Qualifying Committee, shall not be construed as limiting any power or authority of the Committee.

    (c)   ***Delegation***. To the extent permitted by applicable law, the Committee may delegate to officers or employees of the Company or any of its Affiliates, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions under the Plan, including, but not limited to, administrative functions, as the Committee may determine appropriate. The Committee may appoint agents to assist it in administering the Plan. Any actions taken by an officer or employee delegated authority pursuant to this Section 3(c) within the scope of such delegation shall, for all purposes under the Plan, be deemed to be an action taken by the Committee. Notwithstanding the foregoing or any other provision of the Plan to the contrary, any Award granted under the Plan to any Eligible Person who is not an employee of the Company or any of its Affiliates (including any non-employee director of the Company or any Affiliate) or to any Eligible Person who is subject to Section 16 of the Exchange Act must be expressly approved by the Committee or Qualifying Committee in accordance with Section 3(b) above.

    (d)   ***Sections 409A and 457A***. The Committee shall take into account compliance with Sections 409A and 457A of the Code in connection with any grant of an Award under the Plan, to the extent applicable. While the Awards granted hereunder are intended to be structured in a manner to avoid the imposition of any penalty taxes under Sections 409A and 457A of the Code, in no event whatsoever shall the Company or any of its Affiliates be liable for any additional tax, interest, or penalties that may be imposed on a Participant as a result of Section 409A or Section 457A of the Code or any damages for failing to comply with Section 409A or Section 457A of the Code or any similar state or local laws (other than for withholding obligations or other obligations applicable to employers, if any, under Section 409A or Section 457A of the Code).

4. **Shares Available Under the Plan; Other Limitations**.

(a) ***Number of Shares Available for Delivery***. Subject to adjustment as provided in Section 11 hereof, the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall equal 600,000, plus the number of Shares available for issuance under the Heritage Commerce Corp 2013 Incentive Equity Plan that had not been made subject to outstanding awards as of the Effective Date are reserved for issuance under this Plan ("***Share Reserve***").

(b) ***Share Counting Rules***. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double-counting, and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award. To the extent that an Award expires or is canceled, forfeited, settled in cash, or otherwise terminated without delivery to the Participant of the full number of shares of Stock to which the Award related, the undelivered shares of Stock shall not be deemed to again be available for delivery under the Plan. Shares of Stock withheld or surrendered in payment of taxes or the exercise price relating to an Award shall be deemed to constitute shares delivered to the Participant and shall not be deemed to again be available for delivery under the Plan.

(c) ***Incentive Stock Options***. No more than 1,590,594 shares of Stock (subject to adjustment as provided in Section 11 hereof) reserved for issuance hereunder may be issued or transferred upon exercise or settlement of Incentive Stock Options.

(d) ***Limitation on Non-Employee Director Awards***. Subject to Section 4(a) and Section 11 hereof, the maximum grant date value of Awards granted to a non-employee Director, and the maximum amount of cash paid to such Director, shall not exceed (i) in the case of such non-employee Director who is serving as the chairman of the Board, $500,000 and (ii) in the case of any other such Director, $400,000, in each case, in any calendar year in respect of such Director's service to the Company as a non-employee Director.

5. **Options**.

(a) ***General***. Certain Options granted under the Plan may be intended to be Incentive Stock Options; however, no Incentive Stock Options may be granted hereunder following the tenth (10th) anniversary of the date the shareholders of the Company approve the Plan. Options may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate; provided, however, that Incentive Stock Options may be granted only to Eligible Persons who are employees of the Company or an Affiliate (as such definition is limited pursuant to Section 2(p) hereof) of the Company. The provisions of separate Options shall be set forth in separate Option Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Options.

(b) ***Term***. The term of each Option shall be set by the Committee at the time of grant; provided, however, that no Option granted hereunder shall be exercisable after, and each Option shall expire on the tenth (10th) anniversary of the date it was granted.

(c) ***Exercise Price***. The exercise price per share of Stock for each Option shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value on the date of grant, subject to Section 5(g) hereof in the case of any Incentive Stock Option.

(d) ***Payment for Stock***. Payment for shares of Stock acquired pursuant to an Option granted hereunder shall be made in full upon exercise of the Option in a manner approved by the Committee, which may include any of the following payment methods: (i) in immediately available funds in U.S. dollars, or by certified or bank cashier's check; (ii) by delivery of shares of Stock having a value equal to the exercise price; (iii) by a broker-assisted cashless exercise in accordance with procedures approved by the Committee, whereby payment of the Option exercise price or tax withholding obligations may be satisfied, in whole or in part, with shares of Stock subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Committee) to sell shares of Stock and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the Company's withholding obligations; or (iv) by any other means approved by the Committee (including, by delivery of a notice of "net exercise" to the Company, pursuant to which the Participant shall receive (A) the number of shares of Stock underlying the Option so exercised, reduced by (B) the number of shares of Stock equal to (I) the aggregate exercise price of the Option divided by (II) the Fair Market Value on the date of exercise). Notwithstanding anything herein to the contrary, if the Committee determines that any form of payment available hereunder would be in violation of Section 402 of the Sarbanes-Oxley Act of 2002, such form of payment shall not be available.

(e)   **Vesting**. Options shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case, as may be determined by the Committee and set forth in an Option Agreement; provided, however, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Option at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of an Option shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any or no reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting may be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant's return to active employment. If an Option is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Option expires, is canceled, or otherwise terminates.

(f)   **Termination of Employment or Service**. Except as provided by the Committee in an Option Agreement, Participant Agreement, or otherwise:

(i)   In the event of a Participant's Termination prior to the applicable Expiration Date for any reason other than (A) by the Service Recipient for Cause, or (B) by reason of the Participant's death or Disability, (I) all vesting with respect to such Participant's Options outstanding shall cease; (II) all of such Participant's unvested Options outstanding shall terminate and be forfeited for no consideration as of the date of such Termination; and (III) all of such Participant's vested Options outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date, and (y) the date that is ninety (90) days after the date of such Termination.

(ii)   In the event of a Participant's Termination prior to the applicable Expiration Date by reason of such Participant's death or Disability, (A) all vesting with respect to such Participant's Options outstanding shall cease; (B) all of such Participant's unvested Options outstanding shall terminate and be forfeited for no consideration as of the date of such Termination; and (C) all of such Participant's vested Options outstanding shall terminate and be forfeited for no consideration on the earlier of (I) the applicable Expiration Date, and (II) the date that is twelve (12) months after the date of such Termination.

(iii)   In the event of a Participant's Termination prior to the applicable Expiration Date by the Service Recipient for Cause, all of such Participant's Options outstanding (whether or not vested) shall immediately terminate and be forfeited for no consideration as of the date of such Termination.

(iv)   For the avoidance of doubt, the Committee may provide in an Option Agreement, Participant Agreement, or otherwise for accelerated vesting in the event of a Participant's Termination following a Change in Control.

(g)   **Special Provisions Applicable to Incentive Stock Options**.

(i)   No Incentive Stock Option may be granted to any Eligible Person who, at the time the Option is granted, owns directly, or indirectly within the meaning of Section 424(d) of the Code, Stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary thereof, unless such Incentive Stock Option (A) has an exercise price of at least 110% of the Fair Market Value on the date of the grant of such Option, and (B) cannot be exercised more than five (5) years after the date it is granted.

(ii)   To the extent that the aggregate Fair Market Value (determined as of the date of grant) of Stock for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, such excess Incentive Stock Options shall be treated as Nonqualified Stock Options.

(iii)   Each Participant who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Participant makes a Disqualifying Disposition of any Stock acquired pursuant to the exercise of an Incentive Stock Option.

6.   **Restricted Stock**.

(a)   **General**. Restricted Stock may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Awards of Restricted Stock shall be set forth in separate Restricted Stock Agreements, which Restricted Stock Agreements need not be identical. Subject to the restrictions set forth in Section 6(b) hereof, and except as otherwise set forth in the applicable Restricted Stock Agreement, the Participant shall generally have the rights and privileges of a shareholder as to such Restricted Stock, including the right to vote such Restricted Stock. Unless otherwise set forth in a Participant's Restricted Stock Agreement, cash dividends and stock dividends, if any, with respect to the Restricted Stock shall be withheld by the Company for the Participant's account, and shall be subject to forfeiture to the same degree as the shares of Restricted Stock to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld.

(b) ***Vesting and Restrictions on Transfer***. Restricted Stock shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case, as may be determined by the Committee and set forth in a Restricted Stock Agreement; provided, however, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Award of Restricted Stock at any time and for any reason. Unless otherwise specifically determined by the Committee in accordance with its authority described in Section 3(a), the vesting of an Award of Restricted Stock shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any or no reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant's return to active employment. In addition to any other restrictions set forth in a Participant's Restricted Stock Agreement, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Stock prior to the time the Restricted Stock has vested pursuant to the terms of the Restricted Stock Agreement.

(c) ***Termination of Employment or Service***. Except as provided by the Committee in a Restricted Stock Agreement, Participant Agreement, or otherwise, in the event of a Participant's Termination for any or no reason prior to the time that such Participant's Restricted Stock has vested, (i) all vesting with respect to such Participant's Restricted Stock outstanding shall cease; and (ii) unvested shares of Restricted Stock shall be forfeited to the Company by the Participant for no consideration as of the date of such Termination. For the avoidance of doubt, the Committee may provide in a Restricted Stock Agreement, Participant Agreement, or otherwise for accelerated vesting in the event of a Participant's Termination following a Change in Control.

7. **Restricted Stock Units**.

(a) ***General***. Restricted Stock Units may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Restricted Stock Units shall be set forth in separate RSU Agreements, which RSU Agreements need not be identical.

(b) ***Vesting***. Restricted Stock Units shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case, as may be determined by the Committee and set forth in an RSU Agreement; provided, however, that notwithstanding any such vesting dates, the Committee may in its sole discretion, subject to Section 3(a), accelerate the vesting of any Restricted Stock Unit at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of a Restricted Stock Unit shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any or no reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant's return to active employment.

(c) ***Settlement***. Restricted Stock Units shall be settled in Stock, cash, or property, as determined by the Committee, in its sole discretion, on the date or dates determined by the Committee and set forth in an RSU Agreement. Unless otherwise set forth in a Participant's RSU Agreement, a Participant shall not be entitled to dividends, if any, or dividend equivalents with respect to Restricted Stock Units prior to settlement.

(d) ***Termination of Employment or Service***. Except as provided by the Committee in an RSU Agreement, Participant Agreement, or otherwise, in the event of a Participant's Termination for any or no reason prior to the time that such Participant's Restricted Stock Units have been settled, (i) all vesting with respect to such Participant's Restricted Stock Units outstanding shall cease, (ii) all of such Participant's unvested Restricted Stock Units outstanding shall be forfeited for no consideration as of the date of such Termination, and (iii) any shares remaining undelivered with respect to vested Restricted Stock Units then held by such Participant shall be delivered on the delivery date or dates specified in the RSU Agreement. For the avoidance of doubt, the Committee may provide in an RSU Agreement, Participant Agreement, or otherwise for accelerated vesting in the event of a Participant's Termination following a Change in Control.

8. **Stock Appreciation Rights**

(a)   *General*. Stock Appreciation Rights may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Stock Appreciation Rights shall be set forth in separate SAR Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Stock Appreciation Rights.

(b)   *Term*. The term of each Stock Appreciation Right shall be set by the Committee at the time of grant; provided, however, that no Stock Appreciation Right granted hereunder shall be exercisable after, and each Stock Appreciation Right shall expire, ten (10) years from the date it was granted.

(c)   *Base Price*. The base price per share of Stock for each Stock Appreciation Right shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value on the date of grant.

(d)   *Vesting*. Stock Appreciation Rights shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in a SAR Agreement; provided, however, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Stock Appreciation Right at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of a Stock Appreciation Right shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant's return to active employment. If a Stock Appreciation Right is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Stock Appreciation Right expires, is canceled or otherwise terminates.

(e)   *Payment Upon Exercise*. Payment upon exercise of a Stock Appreciation Right may be made in cash, Stock, or property as specified in the SAR Agreement or determined by the Committee, in each case having a value in respect of each share of Stock underlying the portion of the Stock Appreciation Right so exercised, equal to the difference between the base price of such Stock Appreciation Right and the Fair Market Value of one (1) share of Stock on the exercise date. For purposes of clarity, each share of Stock to be issued in settlement of a Stock Appreciation Right is deemed to have a value equal to the Fair Market Value of one (1) share of Stock on the exercise date. In no event shall fractional shares be issuable upon the exercise of a Stock Appreciation Right, and in the event that fractional shares would otherwise be issuable, the number of shares issuable will be rounded down to the next lower whole number of shares, and the Participant will be entitled to receive a cash payment equal to the value of such fractional share.

(f)   *Termination of Employment or Service*. Except as provided by the Committee in a SAR Agreement, Participant Agreement or otherwise:

(i)   In the event of a Participant's Termination prior to the applicable Expiration Date for any reason other than (A) by the Service Recipient for Cause, or (B) by reason of the Participant's death or Disability, (I) all vesting with respect to such Participant's Stock Appreciation Rights outstanding shall cease, (II) all of such Participant's unvested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (III) all of such Participant's vested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is ninety (90) days after the date of such Termination.

(ii)   In the event of a Participant's Termination prior to the applicable Expiration Date by reason of such Participant's death or Disability, (A) all vesting with respect to such Participant's Stock Appreciation Rights outstanding shall cease, (B) all of such Participant's unvested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (C) all of such Participant's vested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is twelve (12) months after the date of such Termination. In the event of a Participant's death, such Participant's Stock Appreciation Rights shall remain exercisable by the Person or Persons to whom such Participant's rights under the Stock Appreciation Rights pass by will or by the applicable laws of descent and distribution until the applicable Expiration Date, but only to the extent that the Stock Appreciation Rights were vested at the time of such Termination.

(iii)   In the event of a Participant's Termination prior to the applicable Expiration Date by the Service Recipient for Cause, all of such Participant's Stock Appreciation Rights outstanding (whether or not vested) shall immediately terminate and be forfeited for no consideration as of the date of such Termination.

(iv)   For the avoidance of doubt, the Committee may provide in a SAR Agreement, Participant Agreement, or otherwise for accelerated vesting in the event of a Participant's Termination following a Change in Control.

9.   **Other Stock-Based Awards**. The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based upon or related to Stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee may also grant Stock as a bonus (whether or not subject to any vesting requirements or other restrictions on transfer), and may grant other Awards in lieu of obligations of the Company or an Affiliate to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee. The terms and conditions applicable to such Awards shall be determined by the Committee and evidenced by Award Agreements, which agreements need not be identical.

10.   **Performance Shares and Units**. Notwithstanding the foregoing, the Committee may, in its sole discretion, grant any Award under the Plan conditional upon the satisfaction of Performance Goals during a Performance Period. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and the Performance Goals may be fixed by the Committee for the Company as a whole or for a subsidiary, division, Affiliate, business segment, or business unit, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, depending on the Committee's judgment as to what is appropriate. The Performance Goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). The Performance Goals with respect to a Performance Period need not be the same for all Participants. Performance measures and Performance Goals may differ from Participant to Participant and from Award to Award. The Committee shall have the authority to make equitable adjustments to the Performance Goals as may be determined by the Committee, in its sole discretion.

11.   **Adjustment for Recapitalization, Merger, etc**.

(a)   *Capitalization Adjustments*. The aggregate and numerical number of shares of Stock that may be delivered in connection with Awards (as set forth in Section 4 hereof), the number of shares of Stock covered by each outstanding Award, the price per share of Stock underlying each such Award and the applicable performance goal(s) with respect to an Award shall be equitably and proportionally adjusted or substituted, as determined by the Committee, in its sole discretion, as to the number, price, or kind of a share of Stock or other consideration subject to such Awards, (i) in the event of changes in the outstanding Stock or in the capital structure of the Company by reason of stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such Award (including any Corporate Event); (ii) in connection with any extraordinary dividend declared and paid in respect of shares of Stock, whether payable in the form of cash, stock, or any other form of consideration; or (iii) in the event of any change in applicable laws or circumstances that results in or could result in, in either case, as determined by the Committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants in the Plan. In lieu of or in addition to any adjustment pursuant to this Section 11, if deemed appropriate, the Committee may provide that an adjustment take the form of a cash payment to the holder of an outstanding Award with respect to all or part of an outstanding Award, which payment shall be subject to such terms and conditions (including timing of payment(s), vesting, and forfeiture conditions) as the Committee may determine in its sole discretion. The Committee will make such adjustments, substitutions, or payment, and its determination will be final, binding, and conclusive. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Committee may take different actions with respect to the vested and unvested portions of an Award.

(b)   *Corporate Events*. Notwithstanding the foregoing, except as provided by the Committee in an Award Agreement, Participant Agreement, or otherwise, in connection with (1) a merger, amalgamation, or consolidation involving the Company in which the Company is not the surviving corporation; (2) a merger, amalgamation, or consolidation involving the Company in which the Company is the surviving corporation but the holders of shares of Stock receive securities of another corporation or other property or cash; (3) a Change in Control; or (4) the reorganization, dissolution, or liquidation of the Company (each, a "*Corporate Event*"), all Awards outstanding on the effective date of such Corporate Event shall be treated in the manner described in the definitive transaction agreement (or, in the event that the Corporate Event does not entail a definitive agreement to which the Company is party, in the manner determined by the Committee in its sole discretion), which agreement may provide, without limitation, for one or more of the following:

(i)   The assumption or substitution of any or all Awards in connection with such Corporate Event, in which case the Awards shall be subject to the adjustment set forth in <u>Section 11(a)</u> hereof, and to the extent that such Awards vest subject to the achievement of performance criteria, such objectives or criteria shall be adjusted appropriately to reflect the Corporate Event;

(ii)   The acceleration of vesting of any or all Awards not assumed or substituted in connection with such Corporate Event, subject to the consummation of such Corporate Event; provided that unless otherwise set forth in an Award Agreement, any Awards that vest subject to the achievement of performance criteria will be deemed earned at target level (or if no target is specified, the maximum level), provided, further, that a Participant has not experienced a Termination prior to such Corporate Event;

(iii)   The cancellation of any or all Awards not assumed or substituted in connection with such Corporate Event (whether vested or unvested) as of the consummation of such Corporate Event, together with the payment to the Participants holding vested Awards (including any Awards that would vest upon the Corporate Event but for such cancellation) so canceled of an amount in respect of cancellation equal to an amount based upon the per-share consideration being paid for the Stock in connection with such Corporate Event, less, in the case of Options and other Awards subject to exercise, the applicable exercise or base price (such amounts to be paid on substantially the same schedule and subject to substantially the same terms and conditions as the consideration payable for the Stock in connection with the Corporate Event, unless otherwise determined by the Committee); provided, however, that holders of Options and other Awards subject to exercise shall be entitled to consideration in respect of cancellation of such Awards only if the per-share consideration less the applicable exercise price is greater than zero dollars ($0), and to the extent that the per-share consideration is less than or equal to the applicable exercise or base price, such Awards shall be canceled for no consideration;

(iv)   The cancellation of any or all Options and other Awards subject to exercise not assumed or substituted in connection with such Corporate Event (whether vested or unvested) as of the consummation of such Corporate Event; provided, that, all Options and other Awards to be so cancelled pursuant to this paragraph (iv) shall first become exercisable for a period of at least ten (10) days prior to such Corporate Event, with any exercise during such period of any unvested Options or other Awards to be (A) contingent upon and subject to the occurrence of the Corporate Event, and (B) effectuated by such means as are approved by the Committee; and

(v)   The replacement of any or all Awards with a cash incentive program that preserves the value of the Awards so replaced (determined as of the consummation of the Corporate Event), with subsequent payment of cash incentives subject to the same vesting conditions as applicable to the Awards so replaced and payment to be made within thirty (30) days of the applicable vesting date (or such later date on which the applicable consideration is payable for the Stock in connection with the Corporate Event, unless otherwise determined by the Committee).

Payments to holders pursuant to subsection 11(b)(iii) above shall be made in cash or, in the sole discretion of the Committee, and in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or a combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Stock covered by the Award at such time (less any applicable exercise price). In addition, in connection with any Corporate Event, prior to any payment or adjustment contemplated under this <u>Section 11(b)</u>, the Committee may require a Participant to (A) represent and warrant as to the unencumbered title to his or her Awards; (B) bear such Participant's pro-rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Stock; and (C) deliver customary transfer documentation as reasonably determined by the Committee. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Committee may take different actions with respect to the vested and unvested portions of an Award.

(c)   *Fractional Shares*. Any adjustment provided under this <u>Section 11</u> may, in the Committee's discretion, provide for the elimination of any fractional share that might otherwise become subject to an Award. No cash settlements shall be made with respect to fractional shares so eliminated.

12.   **Use of Proceeds**. The proceeds received from the sale of Stock pursuant to the Plan shall be used for general corporate purposes.

13.   **Rights and Privileges as a Shareholder**. Except as otherwise specifically provided in the Plan, no Person shall be entitled to the rights and privileges of Stock ownership in respect of shares of Stock that are subject to Awards hereunder until such shares have been issued to that Person.

14. **Transferability of Awards**. Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution, and to the extent subject to exercise, Awards may not be exercised during the lifetime of the grantee other than by the grantee. Notwithstanding the foregoing, except with respect to Incentive Stock Options, Awards and a Participant's rights under the Plan shall be transferable for no value to the extent provided in an Award Agreement or otherwise determined at any time by the Committee.

15. **Employment or Service Rights**. No individual shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for the grant of any other Award. Neither the Plan nor any action taken hereunder shall be construed as giving any individual any right to be retained in the employ or service of the Company or an Affiliate of the Company.

16. **Compliance with Laws**. The obligation of the Company to deliver Stock upon issuance, vesting, exercise, or settlement of any Award shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Stock pursuant to an Award, unless such shares have been properly registered for sale with the U.S. Securities and Exchange Commission pursuant to the Securities Act (or with a similar non-U.S. regulatory agency pursuant to a similar law or regulation), or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale or resale under the Securities Act any of the shares of Stock to be offered or sold under the Plan or any shares of Stock to be issued upon exercise or settlement of Awards. If the shares of Stock offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Stock certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

17. **Withholding Obligations**. As a condition to the issuance, vesting, exercise, or settlement of any Award (or upon the making of an election under Section 83(b) of the Code), the Committee may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Committee, the amount of all federal, state, and local income and other taxes of any kind required or permitted to be withheld in connection with such issuance, vesting, exercise, or settlement (or election). The Committee, in its discretion, may permit shares of Stock to be used to satisfy tax withholding requirements, and such shares shall be valued at their Fair Market Value as of the issuance, vesting, exercise, or settlement date of the Award, as applicable. Depending on the withholding method, the Company may withhold by considering the applicable minimum statutorily required withholding rates or other applicable withholding rates in the applicable Participant's jurisdiction, including maximum applicable rates that may be utilized without creating adverse accounting treatment under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto) and is permitted under applicable withholding rules promulgated by the Internal Revenue Service or another applicable governmental entity.

18. **Amendment of the Plan or Awards**.

(a) *Amendment of Plan*. The Board or the Committee may amend the Plan at any time and from time to time.

(b) *Amendment of Awards*. The Board or the Committee may amend the terms of any one or more Awards at any time and from time to time.

(c) *Shareholder Approval; No Material Impairment*. Notwithstanding anything herein to the contrary, no amendment to the Plan or any Award shall be effective without shareholder approval to the extent that such approval is required pursuant to applicable law or the applicable rules of each national securities exchange on which the Stock is listed. Additionally, no amendment to the Plan or any Award shall materially impair a Participant's rights under any Award unless the Participant consents in writing (it being understood that no action taken by the Board or the Committee that is expressly permitted under the Plan, including, without limitation, any actions described in Section 11 hereof, shall constitute an amendment to the Plan or an Award for such purpose). Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without an affected Participant's consent, the Board or the Committee may amend the terms of the Plan or any one or more Awards from time to time as necessary to bring such Awards into compliance with applicable law, including, without limitation, Section 409A of the Code.

(d) *No Repricing of Awards Without Shareholder Approval*. Notwithstanding Sections 18(a) or 18(b) above, or any other provision of the Plan, the repricing of Awards shall not be permitted without shareholder approval. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Award to lower its exercise or base price (other than on account of capital adjustments resulting from share splits, etc., as described in Section 11(a) hereof); (ii) any other action that is treated as a repricing under GAAP; and (iii) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise or base price is greater than the Fair Market Value of the underlying Stock, unless the cancellation and exchange occurs in connection with an event set forth in Section 11(b) hereof.

19. **Termination or Suspension of the Plan**. The Board or the Committee may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the shareholders of the Company approve the Plan. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated; provided, however, that following any suspension or termination of the Plan, the Plan shall remain in effect for the purpose of governing all Awards then outstanding hereunder until such time as all Awards under the Plan have been terminated, forfeited, or otherwise canceled, or earned, exercised, settled, or otherwise paid out, in accordance with their terms.

20. **Effective Date of the Plan**. The Plan is effective as of the Effective Date, subject to shareholder approval.

21. **Miscellaneous**.

(a) ***Treatment of Dividends and Dividend Equivalents on Unvested Awards***. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that an equity Award is outstanding, such dividends (or dividend equivalents) shall either (i) not be paid or credited with respect to such Award, or (ii) be accumulated but remain subject to the vesting requirement(s) applicable to the underlying Award, and to the same extent as the underlying Award, and shall only be paid at the time or times that the vesting requirement(s) applicable to the underlying Award are satisfied. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld. No dividends or dividend equivalents shall be paid on Options.

(b) ***Minimum Vesting***. Any Awards that settle in shares of Stock (other than such Awards representing a maximum of five percent (5%) of the shares of Stock reserved for issuance under the Plan, as adjusted pursuant to Paragraph 11) shall be granted subject to a minimum time-vesting period of at least twelve (12) months, such that no such Awards shall vest prior to the first anniversary of the applicable grant date.

(c) ***Certificates***. Stock acquired pursuant to Awards granted under the Plan may be evidenced in such a manner as the Committee shall determine. If certificates representing Stock are registered in the name of the Participant, the Committee may require that (i) such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Stock; (ii) the Company retain physical possession of the certificates; and (iii) the Participant deliver a stock power to the Company, endorsed in blank, relating to the Stock. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, that the Stock shall be held in book-entry form rather than delivered to the Participant pending the release of any applicable restrictions.

(d) ***Other Benefits***. No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

(e) ***Corporate Action Constituting Grant of Awards***. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Committee, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Committee consents, resolutions, or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule, or number of shares of Stock) that are inconsistent with those in the Award Agreement as a result of a clerical error in connection with the preparation of the Award Agreement, the corporate records will control, and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

(f) ***Clawback/Recoupment Policy***. Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Board (or a committee or subcommittee of the Board) and, in each case, as may be amended from time to time. No such policy adoption or amendment shall in any event require the prior consent of any Participant. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or any of its Affiliates. In the event that an Award is subject to more than one such policy, the policy with the most restrictive clawback or recoupment provisions shall govern such Award, subject to applicable law.

(g)   ***Non-Exempt Employees***. If an Option is granted to an employee of the Company or any of its Affiliates in the United States who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option will not be first exercisable for any shares of Stock until at least six (6) months following the date of grant of the Option (although the Option may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such employee dies or suffers a Disability; (ii) upon a Corporate Event in which such Option is not assumed, continued, or substituted; (iii) upon a Change in Control; or (iv) upon the Participant's retirement (as such term may be defined in the applicable Award Agreement or a Participant Agreement or, if no such definition exists, in accordance with the Company's then current employment policies and guidelines), the vested portion of any Options held by such employee may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting, or issuance of any shares under any other Award will be exempt from such employee's regular rate of pay, the provisions of this Section 21(g) will apply to all Awards.

(h)   ***Data Privacy***. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 21(h) by and among, as applicable, the Company and its Affiliates, for the exclusive purpose of implementing, administering, and managing the Plan and Awards and the Participant's participation in the Plan. In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant's name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the "***Data***"). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan. Recipients of the Data may be located in the Participant's country or elsewhere, and the Participant's country and any given recipient's country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any shares of Stock. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Plan and Awards and the Participant's participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel the Participant's eligibility to participate in the Plan, and in the Committee's discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

(i)   ***Change in Time Commitment***. In the event a Participant's regular level of time commitment in the performance of his or her services for the Company or any of its Affiliates is reduced (for example, and without limitation, if the Participant is an employee of the Company and the employee has a change in status from a full-time employee to a part-time employee) after the date of grant of any Award to the Participant, the Committee has the right in its sole discretion to (i) make a corresponding reduction in the number of shares of Stock subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(j)   ***No Liability of Committee Members***. Neither any member of the Committee nor any of the Committee's permitted delegates shall be liable personally by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as a member of the Committee or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer, or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such Person's own fraud or willful misconduct; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such Person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company's certificate or articles of incorporation or by-laws, each as may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(k)   ***Payments Following Accidents or Illness***. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(l)   ***Governing Law***. The Plan shall be governed by and construed in accordance with the laws of State of California, without reference to the principles of conflicts of laws thereof.

(m)   ***Electronic Delivery***. Any reference herein to a "written" agreement or document or "writing" will include any agreement or document delivered electronically or posted on the Company's intranet (or other shared electronic medium controlled or authorized by the Company to which the Participant has access) to the extent permitted by applicable law.

(n)   ***Arbitration***. All disputes and claims of any nature that a Participant (or such Participant's transferee or estate) may have against the Company arising out of or in any way related to the Plan or any Award Agreement shall be submitted to and resolved exclusively by binding arbitration conducted in the State of California (or such other location as the parties thereto may agree) in accordance with the applicable rules of the American Arbitration Association then in effect, and the arbitration shall be heard and determined by a panel of three arbitrators in accordance with such rules (except that in the event of any inconsistency between such rules and this Section 21(n), the provisions of this Section 21(n) shall control). The arbitration panel may not modify the arbitration rules specified above without the prior written approval of all parties to the arbitration. Within ten (10) business days after the receipt of a written demand, each party shall designate one arbitrator, each of whom shall have experience involving complex business or legal matters, but shall not have any prior, existing, or potential material business relationship with any party to the arbitration. The two arbitrators so designated shall select a third arbitrator, who shall preside over the arbitration, shall be similarly qualified as the two arbitrators, and shall have no prior, existing or potential material business relationship with any party to the arbitration; provided, that, if the two arbitrators are unable to agree upon the selection of such third arbitrator, such third arbitrator shall be designated in accordance with the arbitration rules referred to above. The arbitrators will decide the dispute by majority decision, and the decision shall be rendered in writing and shall bear the signatures of the arbitrators and the party or parties who shall be charged therewith, or the allocation of the expenses among the parties in the discretion of the panel. The arbitration decision shall be rendered as soon as possible, but in any event not later than one hundred twenty (120) days after the constitution of the arbitration panel. The arbitration decision shall be final and binding upon all parties to the arbitration. To the maximum extent permitted by law, the parties hereby irrevocably waive any right of appeal from any judgment rendered upon any such arbitration award in any such court. Notwithstanding the foregoing, any party may seek injunctive relief in any such court.

(o)   ***Statute of Limitations***. A Participant or any other person filing a claim for benefits under the Plan must file the claim within one (1) year of the date the Participant or other person knew or should have known of the facts giving rise to the claim. This one (1)-year statute of limitations will apply in any forum where a Participant or any other person may file a claim and, unless the Company waives the time limits set forth above in its sole discretion, any claim not brought within the time periods specified shall be waived and forever barred.

(p)   ***Funding***. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be required to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees and service providers under general law.

(q)   ***Reliance on Reports***. Each member of the Committee and each member of the Board shall be fully justified in relying, acting, or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any Person or Persons other than such member.

(r)   ***Titles and Headings***. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

ADOPTED BY THE BOARD OF DIRECTORS: March 23, 2023
APPROVED BY THE SHAREHOLDERS:
TERMINATION DATE: May 25, 2033



2022 Annual Report |
On Form 10-K

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   TO

Commission file number 000-23877

Heritage Commerce Corp
(Exact name of Registrant as Specified in its Charter)

California	**77-0469558**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification Number)*

224 Airport Parkway
San Jose, California 95110
(Address of Principal Executive Offices including Zip Code)

(408) 947-6900
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each exchange on which Registered
Common Stock, No Par Value	HTBK	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the Registrant as of June 30, 2022, based upon the closing price on that date of $10.69 per share as reported on the NASDAQ Global Select Market, and 47,503,819 shares held, was approximately $507.8 million.

As of February 9, 2023, there were 60,897,655 shares of the Registrant's common stock (no par value) outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the 2023 Annual Meeting of Shareholders to be held on May 25, 2023 are incorporated by reference into Part III of this Report. The proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the Registrant's fiscal year ended December 31, 2022.

HERITAGE COMMERCE CORP

INDEX TO ANNUAL REPORT ON FORM 10-K
FOR YEAR ENDED DECEMBER 31, 2022

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 10-K contains various statements that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, Rule 3b-6 promulgated thereunder and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These forward-looking statements often can be, but are not always, identified by the use of words such as "assume," "expect," "intend," "plan," "project," "believe," "estimate," "predict," "anticipate," "may," "might," "should," "could," "goal," "potential" and similar expressions. We base these forward-looking statements on our current expectations and projections about future events, our assumptions regarding these events and our knowledge of facts at the time the statements are made. These statements include statements relating to our projected growth, anticipated future financial performance, and management's long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition.

These forward looking statements are subject to various risks and uncertainties that may be outside our control and our actual results could differ materially from our projected results. Risks and uncertainties that could cause our financial performance to differ materially from our goals, plans, expectations and projections expressed in forward-looking statements include those set forth in our filings with the Securities and Exchange Commission ("SEC"), Item 1A of this Annual Report on Form 10-K, and the following listed below:

- geopolitical and domestic political developments that can increase levels of political and economic unpredictability, contribute to rising energy and commodity prices, and increase the volatility of financial markets;

- current and future economic and market conditions in the United States generally or in the communities we serve, including the effects of declines in property values and overall slowdowns in economic growth should these events occur;

- effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board;

- inflationary pressures and changes in the interest rate environment that reduce our margins and yields, the fair value of financial instruments or our level of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make, whether held in the portfolio or in the secondary market;

- changes in the level of nonperforming assets and charge offs and other credit quality measures, and their impact on the adequacy of our allowance for credit losses and our provision for credit losses;

- volatility in credit and equity markets and its effect on the global economy;

- conditions relating to the impact of the COVID-19 pandemic, and other infectious illness outbreaks that may arise in the future, our customers, employees, businesses, liquidity, financial results and overall condition including severity and duration of the associated uncertainties in U.S. and global markets;

- our ability to effectively compete with other banks and financial services companies and the effects of competition in the financial services industry on our business;

- our ability to achieve loan growth and attract deposits in our market area, the impact of the cost of deposits and our ability to retain deposits;

- risks associated with concentrations in real estate related loans;

- the relative strength or weakness of the commercial and real estate markets where our borrowers are located, including related vacancy rates, and asset and market prices;

- credit related impairment charges to our securities portfolio;

- increased capital requirements for our continual growth or as imposed by banking regulators, which may require us to raise capital at a time when capital is not available on favorable terms or at all;

- regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company;

- operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which we are highly dependent;

- our inability to attract, recruit, and retain qualified officers and other personnel could harm our ability to implement our strategic plan, impair our relationships with customers and adversely affect our business, results of operations and growth prospects;

- possible adjustment of the valuation of our deferred tax assets;

- our ability to keep pace with technological changes, including our ability to identify and address cyber-security risks such as data security breaches, "denial of service" attacks, "hacking" and identity theft;

- inability of our framework to manage risks associated with our business, including operational risk and credit risk;

- risks of loss of funding of Small Business Administration ("SBA") or SBA loan programs, or changes in those programs;

- compliance with applicable laws and governmental and regulatory requirements, including the Dodd-Frank Act and others relating to banking, consumer protection, securities, accounting and tax matters;

- effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;

- the expense and uncertain resolution of litigation matters whether occurring in the ordinary course of business or otherwise;

- availability of and competition for acquisition opportunities;

- risks resulting from domestic terrorism;

- risks resulting from social unrest and protests;

- risks of natural disasters (including earthquakes, fires, and flooding) and other events beyond our control; and

- our success in managing the risks involved in the foregoing factors.

Forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events. *You should consider any forward looking statements in light of this explanation, and we caution you about relying on forward-looking statements.*

PART I

ITEM 1. *BUSINESS*

General

Heritage Commerce Corp, a California corporation organized in 1997, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. We provide a wide range of banking services through Heritage Bank of Commerce, our wholly-owned subsidiary. Heritage Bank of Commerce is a California state-chartered bank headquartered in San Jose, California and has been conducting business since 1994.

Heritage Bank of Commerce is a multi-community independent bank that offers a full range of commercial banking services to small and medium-sized businesses and their owners, managers and employees. We operate through 18 full service branch offices located entirely in the general San Francisco Bay Area of California in the counties of Alameda, Contra Costa, Marin, San Benito, San Francisco, San Mateo, and Santa Clara. Our market includes the headquarters of a number of technology based companies in the region commonly known as "Silicon Valley."

Our lending activities are diversified and include commercial, real estate, construction and land development, consumer and Small Business Administration ("SBA") guaranteed loans. We generally lend in markets where we have a physical presence through our branch offices. We attract deposits throughout our market area with a customer-oriented product mix, competitive pricing, and convenient locations. We offer a wide range of deposit products for business banking and retail markets. We offer a multitude of other products and services to complement our lending and deposit services. In addition, Bay View Funding provides factoring financing throughout the United States.

As a bank holding company, Heritage Commerce Corp is subject to the supervision of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). We are required to file with the Federal Reserve reports and other information regarding our business operations and the business operations of our subsidiaries. As a California chartered bank, Heritage Bank of Commerce is subject to primary supervision, periodic examination, and regulation by the California Department of Financial Protection and Innovation, and by the Federal Reserve, as its primary federal regulator.

Our principal executive office is located at 224 Airport Parkway, San Jose, California 95110, telephone number: (408) 947-6900.

At December 31, 2022, we had consolidated assets of $5.158 billion, deposits of $4.390 billion and shareholders' equity of $632.5 million.

When we use "we", "us", "our" or the "Company", we mean the Company on a consolidated basis with Heritage Bank of Commerce. When we refer to "HCC" or the "holding company", we are referring to Heritage Commerce Corp on a standalone basis. When we use the "Bank" or "HBC", we mean Heritage Bank of Commerce on a standalone basis.

The Internet address of the Company's website is "http://www.heritagecommercecorp.com," and the Bank's website is "http://www.heritagebankofcommerce.com." The Company makes available free of charge through the Company's website, the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports. The Company makes these reports available on its website on the same day they appear on the Securities and Exchange Commission ("SEC") website.

Heritage Bank of Commerce

HBC is a California state-chartered bank headquartered in San Jose, California. It was incorporated in November 1993 and opened for business in June 1994. HBC operates through eighteen* full service branch offices. The locations of HBC's current offices and the administrative office of CSNK Working Capital Finance Corp. d/b/a Bay View Funding ("Bay View Funding") are:

San Jose: . . .	Administrative Office Main Branch 224 Airport Parkway, Suite 100 San Jose, CA 95110	Los Altos:	Branch Office 419 South San Antonio Road Los Altos, CA 94022
Danville: . . .	Branch Office 387 Diablo Road Danville, CA 94526	Los Gatos:	Branch Office 15575 Los Gatos Boulevard Suite B Los Gatos, CA 95032
Fremont:. . . .	Branch Office 3137 Stevenson Boulevard Fremont, CA 94538	Morgan Hill: . . .	Branch Office 18625 Sutter Boulevard Suite 100 Morgan Hill, CA 95037
Gilroy:	Branch Office 7598 Monterey Street Suite 110 Gilroy, CA 95020	Oakland:	Branch Office 1111 Broadway Suite 1650 Oakland, CA 94607
Hollister: . . .	Branch Office 351 Tres Pinos Road Suite 102A Hollister, CA 95023	Palo Alto:	Branch Office 325 Lytton Avenue Suite 100 Palo Alto, CA 94301
Livermore . .	Branch Office 1987 First Street Livermore, CA 94550	Pleasanton:	Branch Office 300 Main Street Pleasanton, CA 94566
Redwood City:.	Branch Office 2400 Broadway Suite 100 Redwood City, CA 94063	Sunnyvale:*. . . .	Branch Office 333 W. El Camino Real Suite 150 Sunnyvale, CA 94087
San Francisco: .	Branch Office 120 Kearny Street Suite 2300 San Francisco, CA 94108	Walnut Creek:. .	Branch Office 1990 N. California Boulevard Suite 100 Walnut Creek, CA 94596
San Mateo:. .	Branch Office 400 S. El Camino Real Suite 150 San Mateo, CA 94402	Bay View Funding.	Administrative Office 224 Airport Parkway Suite 200 San Jose, CA 95110
San Rafael:. .	Branch Office 999 5th Avenue Suite 100 San Rafael, CA 94901		

---

*   The Sunnyvale branch office is closing on April 28, 2023.

Lending Activities

We offer a diversified mix of business loans encompassing the following loan products: (i) commercial and industrial loans; (ii) commercial real estate loans; (iii) construction loans; and (iv) SBA loans. From time to time the Company has purchased single family residential mortgage loans. We also offer home equity lines of credit ("HELOCS"), to accommodate the needs of business owners and individual clients, as well as consumer loans (both secured and unsecured). In the event creditworthy loan customers' borrowing needs exceed our legal lending limit, we have the ability to sell participations in those loans to other banks. We encourage relationship banking, obtaining a substantial portion of each borrower's banking business, including deposit accounts.

As of December 31, 2022, the percentage of our total loans for each of the principal areas in which we directed our lending activities were as follows: (i) commercial and industrial loans 16% (including SBA loans, SBA Paycheck Protection Program ("PPP") loans, asset-based lending, and factored receivables); (ii) commercial real estate loans 51%; (iii) land and construction loans 5%; (iv) residential mortgage loans 16%; and (v) consumer and other loans (including home equity and multifamily loans) 12%. While no specific industry concentration is considered significant, our lending operations are located in market areas dependent on technology and real estate industries and their supporting companies.

Commercial and Industrial Loans. Our commercial loan portfolio is comprised of operating secured and unsecured loans advanced for working capital, equipment purchases and other business purposes. Generally short-term loans have maturities ranging from thirty days to one year, and "term loans" have maturities ranging from one to five years. Short-term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans generally provide for floating or fixed interest rates, with monthly payments of both principal and interest. Repayment of secured and unsecured commercial loans depends substantially on the borrower's underlying business, financial condition and cash flows, as well as the sufficiency of the collateral. Compared to real estate, the collateral may be more difficult to monitor, evaluate and sell. It may also depreciate more rapidly than real estate. Such risks can be significantly affected by economic conditions.

Our factored receivables portfolio is originated by Bay View Funding. Factored receivables are receivables that have been acquired from the originating company and typically have not been subject to previous collection efforts. These receivables are acquired from a variety of companies, including but not limited to service providers, transportation companies, manufacturers, distributors, wholesalers, apparel companies, advertisers, and temporary staffing companies. The average life of the factored receivables was 38 days for the year ended December 31, 2022.

HBC's commercial loans, except for the asset-based lending and the factored receivables at Bay View Funding, are primarily originated from locally-oriented commercial activities in communities where HBC has a physical presence through its branch offices.

Commercial Real Estate Loans. The commercial real estate ("CRE") loan portfolio is comprised of loans secured by commercial real estate. Commercial real estate loans comprise two segments differentiated by owner occupied commercial real estate and non-owner commercial real estate. Owner occupied commercial real estate loans are secured by commercial properties that are at least 50% occupied by the borrower or borrower affiliate. Non-owner occupied commercial real estate loans are secured by commercial properties that are less than 50% occupied by the borrower or borrower affiliate. Commercial real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. These loans are generally advanced based on the borrower's cash flow, and the underlying collateral provides a secondary source of payment. HBC generally restricts real estate term loans to no more than 75% of the property's appraised value or the purchase price of the property, depending on the type of property and its utilization. HBC offers both fixed and floating rate loans. Maturities on such loans are generally restricted to between five and ten years (with amortization ranging from fifteen to twenty-five years and a balloon payment due at maturity); however, SBA and certain real estate loans that can be sold in the secondary market may be advanced for longer maturities. CRE loans typically involve large balances to single borrowers or groups of related borrowers. Since payments on these loans are often dependent on the successful operation or management of the properties, as well as the business and financial condition of the borrower, repayment of such loans may be subject to adverse conditions in the real estate market, adverse economic conditions or changes in applicable government regulations. If the cash flow from the project decreases, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired.

Construction Loans. We make commercial construction loans for rental properties, commercial buildings and homes built by developers on speculative, undeveloped property. We also make construction loans for homes and commercial buildings built by owner occupants. The terms of commercial construction loans are made in accordance with our loan policy. Advances on construction loans are made in accordance with a schedule reflecting the cost of construction, but are generally limited to a 70% loan-to-value ratio, as completed. Repayment of construction loans on non-residential properties is normally expected from the property's eventual rental income, income from the borrower's operating entity or the sale of the subject property. In the case of income-producing property, repayment is usually expected from permanent financing upon completion of construction. At times we provide the permanent mortgage financing on our construction loans on income-producing property. Construction loans are interest-only loans during the construction period, which typically do not exceed 18 months. If HBC provides permanent financing the short-term loan converts to permanent, amortizing financing following the completion of construction. Generally, before making a commitment to fund a construction loan, we require an appraisal of the property by a state-certified or state-licensed appraiser. We review and inspect properties before disbursement of funds during the term of the construction loan. The repayment of construction loans is dependent upon the successful and timely completion of the construction of the subject property, as well as the sale of the property to third parties or the availability of permanent financing upon completion of all improvements. Construction loans expose us to the risk that improvements will not be completed on time, and in accordance with specifications and projected costs. Construction delays, the financial impairment of the builder, interest rate increases or economic downturn may further impair the borrower's ability to repay the loan. In addition, the borrower may not be able to obtain permanent financing or ultimate sale or rental of the property may not occur as anticipated. HBC utilizes underwriting guidelines to assess the likelihood of repayment from sources such as sale of the property or permanent mortgage financing prior to making the construction loan.

SBA Loans. SBA loans are made through programs designed by the federal government to assist the small business community in obtaining financing from financial institutions that are given government guarantees as an incentive to make the loans. HBC has been designated as an SBA Preferred Lender. Our SBA loans fall into four categories: loans originated under the SBA's 7a Program ("7a Loans"); loans originated under the SBA's 504 Program ("504 Loans"); SBA "Express" Loans, and U.S. Department of Agriculture guaranteed lending programs. SBA 7a Loans are commercial business loans generally made for the purpose of purchasing real estate to be occupied by the business owner, providing working capital, and/or purchasing equipment or inventory. SBA 504 Loans are collateralized by commercial real estate and are generally made to business owners for the purpose of purchasing or improving real estate for their use and for equipment used in their business. The SBA "Express" Loans or lines of credit are for businesses that want to improve cash flow, refinance debt, or fund improvements, equipment, or real estate. It features an abbreviated SBA application process and accelerated approval times, plus it can offer longer terms and lower down payment requirements than conventional loans.

SBA lending is subject to federal legislation that can affect the availability and funding of the program. From time to time, this dependence on legislative funding causes limitations and uncertainties with regard to the continued funding of such programs, which could potentially have an adverse financial impact on our business.

Home Equity Loans. Our home equity line portfolio is comprised of home equity lines of credit to customers in our markets. Home equity lines of credit are underwritten in a manner such that they result in credit risk that is substantially similar to that of residential mortgage loans. Nevertheless, home equity lines of credit have greater credit risk than residential mortgage loans because they are often secured by mortgages that are subordinated to the existing first mortgage on the property, which we do not hold, and they are not covered by private mortgage insurance coverage.

Multifamily Loans. Multifamily loans are loans on residential properties with five or more units. These loans rely primarily on the cash flows of the properties securing the loan for repayment and secondarily on the value of the properties securing the loan. The cash flows of these borrowers can fluctuate along with the values of the underlying property depending on general economic conditions.

Residential Mortgage Loans. From time to time the Company has purchased single family residential mortgage loans. Residential mortgage loans outstanding at December 31, 2022 totaled $537.9 million. During the year ended December 31, 2022, the Company purchased single family residential mortgage loans totaling $185.4 million, tied to homes all located in California, with average principal balances of approximately $934,000. HBC does not originate first trust deed home mortgage loans or home improvement loans, other than HELOCS.

Consumer and Other Loans. The consumer loan portfolio is composed of miscellaneous consumer loans including loans for financing automobiles, various consumer goods and other personal purposes. Consumer loans are generally secured. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan, and the remaining deficiency may not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continued financial stability, which can be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Deposit Products

As a full-service commercial bank, we focus deposit generation on relationship accounts, encompassing non-interest bearing demand, interest bearing demand, and money market accounts. In order to facilitate the generation of non-interest bearing demand deposits, we require, depending on the circumstances and the type of relationship, our borrowers to maintain deposit balances with us as a typical condition of granting loans. We also offer certificates of deposit and savings accounts. We offer a "remote deposit capture" product that allows deposits to be made via computer at the customer's business location. We also offer customers "e-statements" that allows customers to receive statements electronically, which is more convenient and secure than receiving paper statements.

For customers requiring full Federal Deposit Insurance Corporation ("FDIC") insurance on certificates of deposit in excess of $250,000, we offer the Certificate of Deposit Account Registry Service ("CDARS") program, which allows HBC to place the certificates of deposit with other participating banks to maximize the customers' FDIC insurance. HBC also receives reciprocal deposits from other participating financial institutions.

Electronic Banking

While personalized, service-oriented banking is the cornerstone of our business plan, we use technology and the Internet as a secondary means for servicing customers, to compete with larger banks and to provide a convenient platform for customers to review and transact business. We offer sophisticated electronic or "internet banking" opportunities that permit commercial customers to conduct much of their banking business remotely from their home or business. However, our customers will always have the opportunity to personally discuss specific banking needs with knowledgeable bank officers and staff who are directly accessible in the branches and offices as well as by telephone and email.

HBC offers multiple electronic banking options to its customers. It does not allow the origination of deposit accounts through online banking. All of HBC's electronic banking services allow customers to review transactions and statements, review images of paid items, transfer funds between accounts at HBC, place stop orders, pay bills and export to various business and personal software applications. HBC online commercial banking also allows customers to initiate domestic wire transfers and ACH transactions, with the added security and functionality of assigning discrete access and levels of security to different employees of the client and division of functions to allow separation of duties, such as input and release.

We also offer our internet banking customers an additional third party product designed to assist in mitigating fraud risk to both the customer and the Bank in internet banking and other internet activities conducted by the customer, at no cost to the customer.

Other Banking Services

We offer a multitude of other products and services to complement our lending and deposit services. These include cashier's checks, bank by mail, night depositories, safe deposit boxes, direct deposit, automated payroll services, electronic funds transfers, online bill pay, homeowner association services, and other customary banking services. HBC currently operates ATMs at six different locations. In addition, we have established a convenient customer service group accessible by toll free telephone to answer questions and promote a high level of customer service. HBC does not have a trust department. In addition to the traditional financial services offered, HBC offers remote deposit capture, automated clearing house origination, electronic data interchange and check imaging. HBC continues to investigate products and services that it believes addresses the growing needs of its customers and to analyze other markets for potential expansion opportunities.

Investments

Our investment policy is established by the Board of Directors (the "Board"). The general investment strategies are developed and authorized by our Finance and Investment Committee of the Board. The investment policy is reviewed annually by the Finance and Investment Committee, and any changes to the policy are subject to approval by the full Board of Directors. The overall objectives of the investment policy are to maintain a portfolio of high quality investments to maximize interest income over the long term and to minimize risk, to manage liquidity, to provide collateral for borrowings, and to provide additional earnings when loan production is low. The policy dictates that investment decisions take into consideration the safety of principal, liquidity requirements and interest rate risk management. All securities transactions are reported to the Board's Finance and Investment Committee on a monthly basis.

Sources of Funds

Deposits traditionally have been our primary source of funds for our investment and lending activities. We also are able to borrow from the Federal Home Loan Bank ("FHLB") of San Francisco and the Federal Reserve Bank ("FRB") of San Francisco to supplement cash flow needs. Our additional sources of funds are scheduled loan payments, maturing investments, loan repayments, income on other earning assets, and the proceeds of loan sales and securities sales.

Interest rates, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market interest rates, liquidity requirements and our deposit growth goals.

On May 11, 2022, the Company completed a private placement offering of $40.0 million aggregate principal amount of its 5.00% fixed-to-floating rate subordinated notes due May 15, 2032 ("Sub Debt due 2032"). The Company used the net proceeds of the Sub Debt due 2032 for general corporate purposes, including the repayment on June 1, 2022 of the Company's $40.0 million aggregate principal amount of 5.25% fixed-to-floating rate subordinated notes due June 1, 2027 ("Sub Debt due 2027"). The Sub Debt due 2032, net of unamortized issuance costs of $650,000, totaled $39.4 million at December 31, 2022, and qualifies as Tier 2 capital for the Company under the guidelines established by the Federal Reserve Bank

On May 26, 2017, the Company completed an underwritten public offering of $40.0 million aggregate principal amount of its Sub Debt due 2027. The Sub Debt due 2027 had a fixed interest rate of 5.25% per year through June 1, 2022. On June 1, 2022, the Company completed the redemption of all of its outstanding $40.0 million of Sub Debt due 2027, prior to resetting to a floating rate. The Sub Debt due 2027 was redeemed pursuant to the terms of the Subordinated Indenture, as supplemented by the First Supplemental Indenture, each dated as of May 26, 2017, between the Company and Wilmington Trust, National Association, as Trustee, at the redemption price of 100% of its principal amount, plus accrued and unpaid interest of $1.1 million.

Correspondent Banks

Correspondent bank deposit accounts are maintained to enable the Company to transact types of activity that it would otherwise be unable to perform or would not be cost effective due to the size of the Company or volume of activity. The Company has utilized several correspondent banks to process a variety of transactions.

Competition

The banking and financial services business in California generally, and in the Company's market areas specifically, is highly competitive. The industry continues to consolidate and unregulated competitors have entered banking markets with products targeted at highly profitable customer segments. Many larger unregulated competitors are able to compete across geographic boundaries, and provide customers with meaningful alternatives to most significant banking services and products. These consolidation trends are likely to continue. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems, and the consolidation among financial service providers.

With respect to commercial bank competitors, the business is dominated by a relatively small number of major banks that operate a large number of offices within our geographic footprint. For the combined Alameda, Contra Costa, Marin, San Benito, San Francisco, San Mateo, and Santa Clara county region, the seven counties within which the Company operates, the top three institutions are all multi-billion dollar entities with an aggregate of 382 offices that control a combined 59.21% of deposit market share based on June 30, 2022 FDIC market share data. HBC ranks seventeenth with 0.53% share of total deposits based on June 30, 2022 market share data. Larger institutions have, among other advantages, the ability to finance wide-ranging advertising campaigns and to allocate their resources to regions of highest yield and demand. Larger banks are seeking to expand lending to small businesses, which are traditionally community bank customers. They can also offer certain services that we do not offer directly, but may offer indirectly through correspondent institutions. By virtue of their greater total capitalization, these banks also have substantially higher lending limits than we do. For customers whose needs exceed our legal lending limit, we arrange for the sale, or "participation," of some of the balances to financial institutions that are not within our geographic footprint.

In addition to other large regional banks and local community banks, our competitors include savings institutions, securities and brokerage companies, asset management groups, mortgage banking companies, credit unions, finance and insurance companies, internet-based companies, and money market funds. In recent years, we have also witnessed increased competition from specialized companies that offer wholesale finance, credit card, and other consumer finance services, as well as services that circumvent the banking system by facilitating payments via the internet, wireless devices, prepaid cards, or other means. Technological innovations have lowered traditional barriers of entry and enabled many of these companies to compete in financial services markets. Such innovation has, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that previously were considered traditional banking products. In addition, many customers now expect a choice of delivery channels, including telephone and smart phones, mail, personal computer, ATMs, self-service branches, and/or in-store branches.

Strong competition for deposits and loans among financial institutions and non-banks alike affects interest rates and other terms on which financial products are offered to customers. Mergers between financial institutions have placed additional pressure on other banks within the industry to remain competitive by streamlining operations, reducing expenses, and increasing revenues. Competition has also intensified due to Federal and state interstate banking laws enacted in the mid-1990's, which permit banking organizations to expand into other states. The relatively large and expanding California market has been particularly attractive to out of state institutions. The Gramm-Leach-Bliley Act of 1999 has made it possible for full affiliations to occur between banks and securities firms, insurance companies, and other financial companies, and has also intensified competitive conditions.

In order to compete with the other financial service providers, the Company principally relies upon community-oriented, personalized service, local promotional activities, personal relationships established by officers, directors, and employees with its customers, and specialized services tailored to meet its customers' needs. Our "preferred lender" status with the Small Business Administration allows us to approve SBA loans faster than many of our competitors. In those instances where the Company is unable to accommodate a customer's needs, the Company seeks to arrange for such loans on a participation basis with other financial institutions or to have those services provided in whole or in part by its correspondent banks. See Item 1 — *"Business — Correspondent Banks."*

HUMAN CAPITAL

We strive to be the employer of choice in our markets where every employee has the opportunity to thrive. We deeply believe that employees fuel the success of our Company. To that end, we are fully committed to hiring, developing, promoting and retaining a workforce that shares our value of cultivating a culture of teamwork, diversity, inclusivity and accountability. The ultimate goal is to deepen client and community relationships and deliver an exceptional experience to all whom we serve.

In 2022, we had 340 full time equivalent employees (inclusive of 11 part-time employees) with an average tenure of 8 years. Our turnover rate was 19%, and of those, 24% were due to retirement, health reasons or relocation out of our service footprint. We are proud to share that females represent 63% of our workforce and self-identified racial and/or ethnic diverse individuals represent approximately 52%. Of all new hires in 2022 61% were females and 63% were racially and/or ethnically diverse individuals.



Diversity, Equity, Inclusion and Belonging

We codified our Diversity, Equity, Inclusion and Belonging ("DEIB") Charter and established an Executive DEIB Steering Committee in 2021. In the summer of 2022, we hired an Executive Vice President and Chief People and Diversity Officer to help the Company further enhance and cultivate a culture of openness, transparency and belonging. Management has been sharing DEIB progress with the Board on a quarterly basis and will continue to do so.

The voice of the team is critical to guide the Company to further enhance employee engagement and Company culture. The Chief People and Diversity Officer along with other senior leaders hosted listening sessions offered to all employees, allowing for one-on-one meetings and group conversations. Common themes, strengths and opportunities gathered from employees were summarized and shared with the Senior Executive Operating Committee members and the DEIB Steering Committee. Two top common themes emerged: employees wanted to be more involved with impacting the Company's culture and many desired more DEIB education.

We partnered with an external consultancy firm to develop our inaugural "Exploring Diversity, Equity, Inclusion and Belonging" in-person seminar and rolled out the seminar starting with the attendance of our CEO and the executive team in October 2022. By February 2023, 93% of Senior Vice President levels and above attended the seminar and we have a roadmap to have all active employees complete the training by mid-Q2 2023. Understanding DEIB's impact in the workplace, historical events that underline the importance of DEIB, and exploring and interrupting our own negative unconscious biases were some of the key elements immersed in the seminar.



all active employees are expected to complete DEIB training by mid-Q2 2023

Based on feedback from listening sessions, we also created a self-nominated Culture Ambassador Group (akin to employee resource groups for larger organizations) comprised of non-executive employees from various departments and locations. Through self-identification, the Culture Ambassadors represent 73% female and 64% ethnic/racial diversity. Culture Ambassadors serve an important role to work on enterprise initiatives such as creation of corporate values, promoting awareness of various cultures, as well as provide timely and ongoing feedback to the DEIB Steering Committee. They are an important part of our communication vehicle to enhance DEIB initiatives and serve as the go-to person in each market keeping abreast of team sentiments.

Sustainability and Corporate Social Responsibility

We relaunched our Heritage Hearts Committee with a mission to source non-profit volunteer and board opportunities for Bank employees across the Bay Area. In 2022, we contributed over 2,000 hours to strengthening our relationship with local nonprofit organizations and more than 45 employees serve on nonprofit boards. Our broad outreach efforts cover a variety of focus areas like economic development, education, health and human services, housing and homelessness, small business support, animal services, environmental, and arts and culture.

> **contributed over 2,000 hours with local nonprofit organizations**

> **more than 45 employees serve on nonprofit boards**

We continued to expand on existing communication efforts such as our anonymous "Ask CEO" portal with our CEO, Clay Jones, providing answers and updates during regularly scheduled all-hands meetings. We also encourage employees to submit suggestions through our "Big Idea" electronic portal. Additionally, several executives host cross-functional focus groups throughout the year to gain better perspectives of what we do well and where we can do better.

Talent Development and Succession Planning

Our Company's pay for performance compensation philosophy offers all employees the opportunity to earn annual bonuses in addition to base salaries depending on individual and team performance results. We adhere to the new Senate Bill 1162 CA Pay Transparency Regulations on requirements and the spirit behind the bill. We use a balanced performance evaluation approach to assess four core areas: Business Results, Internal/External Client Experience, Teamwork/Leadership and Risk/Compliance/Controls.



> **performance evaluations focused on four core areas:**
> - **business results**
> - **internal/external client experience**
> - **teamwork/leadership**
> - **risk/compliance/controls**

Throughout the year, employees have the opportunity to participate in a variety of learning and education programs such as attending internal and external seminars/workshops, on-line training courses, panel discussions and trade group conferences to enrich one's own development. Additionally, we offer a generous tuition reimbursement to support employees' desire in pursuing higher education degrees. Employees also have the opportunity to earn industry related and/or role related professional certifications and our Company reimburses for classes, materials, test fees, and ongoing required education costs. Each year, we also offer leaders to attend Pacific Coast Banking School as part of their career development plan.

We further enhanced our Talent Management and Succession Planning framework that was shared with the Board of Directors which includes ongoing Board governance oversight for CEO and executive officers. We developed a robust Succession Planning roadmap that clearly outlines a plan for unexpected vacancies and a longer term executive talent development plan for executive ranks and key roles. Additionally, we've embedded a discipline of building a strong external diverse talent pipeline for executive and board seats. The enhanced Succession Planning framework will continue to evolve and will cascade to the non-executive population starting in 2023.

Internal career mobility continues to be an important part of employee engagement and development. In 2022, 62% of promotions were females and 58% were racial or ethnically diverse. Additionally, females accounted for 71% of internal transfers and racially or ethnically diverse accounted for 47%.



Culture and Conduct

Teamwork is not only promoted but celebrated through various recognition programs. One of our most popular programs allow managers to award physical tokens called "FOCUS" (friendly, outstanding, courteous, unequaled, and service) to individuals to thank them for going above and beyond their responsibilities. At year end, employees exchange their physical tokens for currency. In 2022, 119 employees received token awards. Additionally, we also celebrate anniversary milestones allowing employees to select a gift of their choosing.

We pride ourselves for expecting and enforcing nothing less than the highest level of integrity, ethical standards, operational excellence and will always strive do what's right. We continually promote a speak-up culture so our workplace feels welcoming and safe. We expect employees to treat, clients and stakeholders with common courtesy and respect at all times. We take all complaints seriously and promptly investigate concerns. Employees have the ability to report concerns through a variety of channels including their immediate manager, any leader at the company, Human Resources or through our external anonymous complaints hotline. We have a zero tolerance, non-retaliation policy.

Health and Safety

Our employees are our most valuable resource, and their safety, health, and wellbeing is of paramount to our Company's success. We support the wellness of all colleagues through various programs, including Employee Assistance Program "EAP", health seminars, education programs and health club memberships. All employees are eligible to take advantage of our EAP programs which offer counseling services, family support, help on financial and legal issues, and mental health support.

We continue to closely monitor the impacts of COVID-19 as the safety of our clients and employees continues to become of paramount priority. We will continue to follow and adhere to COVID-19 safety protocol recommendations from local health officials, Center for Disease Control ("CDC") and Occupational Safety and Health Act ("OSHA") agencies.

Supervision and Regulation

General

Financial institutions, their holding companies and their affiliates are extensively regulated under U.S. federal and state law. As a result, the growth and earnings performance of the Company and its subsidiaries may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the California Department of Financial Protection and Innovation ("DFPI"), the Federal Reserve, the FDIC, and the Consumer Financial Protection Bureau

("CFPB"). Furthermore, tax laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board ("FASB"), securities laws administered by the SEC and state securities authorities, and anti-money laundering laws enforced by the Treasury have an impact on our business. These statutes, regulations, regulatory policies and rules are significant to the financial condition and results of operations of the Company and its subsidiaries, including HBC. The nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of financial institutions, their holding companies and affiliates intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than their shareholders. These federal and state laws, and the related regulations of the bank regulatory agencies, affect, among other things, the scope of business, the kinds and amounts of investments banks and bank holding companies may make, their reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can affect the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and its subsidiaries, including HBC. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

Financial Regulatory Reform

Legislation and regulations enacted and implemented since 2008 in response to the U.S. economic downturn and financial industry instability continue to impact most institutions in the banking sector. Many of the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), which was enacted in 2010, have affected our operations and expenses, including but not limited to changes in FDIC assessments, the permitted payment of interest on demand deposits, and enhanced compliance requirements. Some of the Dodd-Frank rules and regulations will apply directly only to institutions much larger than ours, but could indirectly impact smaller banks, either due to competitive influences or because certain practices required for larger institutions may subsequently become expected "best practices" for smaller institutions. We could see continued attention and resources devoted by the Company to ensure compliance with the statutory and regulatory requirements engendered by Dodd-Frank.

Regulatory Capital Requirements

The Company and HBC are subject to a comprehensive capital framework (the "Capital Rules") adopted by Federal banking regulators (including the Federal Reserve and the FDIC). The Capital Rules implement the Basel III framework for strengthening the regulation, supervision and risk management of banks, as well as certain provisions of Dodd-Frank. The Capital Rules generally recognize three components, or tiers, of capital: common equity Tier 1 capital, additional Tier 1 capital and Tier 2 capital. Common equity Tier 1 capital generally consists of retained earnings and common stock instruments (subject to certain adjustments), as well as accumulated other comprehensive income ("AOCI") except to the extent that the Company and HBC exercise a one-time irrevocable option to exclude certain components of AOCI. Both the Company and HBC made this election in 2015. Additional Tier 1 capital generally includes non-cumulative preferred stock and related surplus subject to certain adjustments and limitations. Tier 2 capital generally includes certain capital instruments (such as subordinated debt) and portions of the amounts of the allowance for credit losses, subject to certain requirements and deductions. The term "Tier 1 capital" means common equity Tier 1 capital plus additional Tier 1 capital, and the term "total capital" means Tier 1 capital plus Tier 2 capital.

The Capital Rules generally measure an institution's capital using four capital measures or ratios. The common equity Tier 1 capital ratio is the ratio of the institution's common equity Tier 1 capital to its total risk-weighted assets. The Tier 1 risk-based capital ratio is the ratio of the institution's Tier 1 capital to its total risk-weighted assets. The total risk-based capital ratio is the ratio of the institution's total capital to its total risk-weighted assets. The Tier 1 leverage ratio is the ratio of the institution's Tier 1 capital to its average total consolidated assets. To determine risk-weighted assets, assets of an institution are generally placed into a risk category as prescribed by the regulations and given a percentage weight based on the relative risk of that category. An asset's risk-weighted value will generally be its percentage weight multiplied by the asset's value as determined under generally accepted accounting principles. In addition, certain off-balance-sheet items are converted to balance-sheet credit equivalent amounts, and each amount is then assigned to one of the risk categories. An institution's federal regulator may require the institution to hold more capital than would otherwise be required under the Capital Rules if the regulator determines that the institution's capital requirements under the Capital Rules are not commensurate with the institution's credit, market, operational or other risks.

To be adequately capitalized, both the Company and HBC are required to have a common equity Tier 1 capital ratio of at least 4.5% or more, a Tier 1 leverage ratio of 4.0% or more, a Tier 1 risk-based ratio of 6.0% or more and a total risk-based ratio of 8.0% or more. In addition to the preceding requirements, both the Company and HBC are required to maintain a "conservation buffer" consisting of common equity Tier 1 capital, which is at least 2.5% above each of the required minimum levels. An institution that does not meet the conservation buffer will be subject to restrictions on certain activities including payment of dividends, stock repurchases and discretionary bonuses to executive officers.

The Capital Rules set forth the manner in which certain capital elements are determined, including but not limited to, requiring certain deductions related to mortgage servicing rights and deferred tax assets.

The Capital Rules also prescribe the methods for calculating certain risk-based assets and risk-based ratios. Higher or more sensitive risk weights are assigned to various categories of assets, among which are credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or are nonaccrual, foreign exposures, certain corporate exposures, securitization exposures, equity exposures and in certain cases mortgage servicing rights and deferred tax assets.

Heritage Commerce Corp

General. As a bank holding company, HCC is subject to regulation, supervision and periodic examination by the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the "BHCA"). HCC is required to file with the Federal Reserve periodic reports of its operations and such additional information as the Federal Reserve may require. In accordance with Federal Reserve laws and regulations, HCC is required to act as a source of financial strength to HBC and to commit resources to support HBC in circumstances where HCC might not otherwise do so.

HCC is also a bank holding company within the meaning of Section 1280 of the California Financial Code. Consequently, HCC is subject to examination by, and may be required to file reports with, the DFPI.

SEC and NASDAQ. HCC's stock is traded on the NASDAQ Global Select Market (under the trading symbol "HTBK"), and HCC is subject to rules and regulations of The NASDAQ Stock Market, including those related to corporate governance. HCC is also subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires HCC to file annual, quarterly and other current reports with the SEC. HCC is subject to additional regulations including, but not limited to, the proxy and tender offer rules promulgated by the SEC under Sections 13 and 14 of the Exchange Act, the reporting requirements of directors, executive officers and principal shareholders regarding transactions in HCC's common stock and short swing profits rules promulgated by the SEC under Section 16 of the Exchange Act, and certain additional reporting requirements by principal shareholders of HCC promulgated by the SEC under Section 13 of the Exchange Act.

The Sarbanes Oxley Act of 2002. HCC is subject to the accounting oversight and corporate governance requirements of the Sarbanes Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"). These include, among others: (i) required executive certification of financial presentations; (ii) increased requirements for board audit committees and their members; (iii) enhanced disclosure of controls and procedures and internal control over financial reporting; (iv) enhanced controls over and reporting of insider trading; and (v) increased penalties for financial crimes and forfeiture of executive bonuses in certain circumstances.

Permitted Activities. The BHCA generally prohibits HCC from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be "so closely related to banking as to be a proper incident thereto." This authority would permit HCC to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies. The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuing such activity, ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Bank holding companies that meet certain qualifications and elect to be treated as financial holding companies may engage in, and affiliate with financial companies engaging in, a broader range of activities than would otherwise be permitted for a bank holding company, including activities that the Federal Reserve deems to be financial in nature or incidental or complementary to activities that are financial in nature. "Financial in nature" activities include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and sales; merchant banking; and other activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines to be financial in nature or incidental to such financial activity. "Complementary activities" are activities that the Federal Reserve determines upon application to be complementary to a financial activity and that do not pose a safety and soundness risk. HCC has not elected to be a financial holding company, and we have not engaged in any activities determined by the Federal Reserve to be financial in nature or incidental or complementary to activities that are financial in nature.

Capital Requirements. Bank holding companies are required to maintain capital in accordance with Federal Reserve capital adequacy requirements, as affected by Dodd-Frank and Basel III. For a discussion of capital requirements, see "Regulatory Capital Requirements" above.

Source of Strength Doctrine. Federal Reserve policy historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Dodd-Frank codified this policy as a statutory requirement. HCC is required to act as a source of strength to HBC and to commit capital and financial resources to support HBC, including at times when HCC may not be in a financial position to do so. HCC must stand ready to use its available resources to provide adequate capital to HBC during periods of financial stress or adversity. HCC must also maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting HBC. HCC's failure to meet its source of strength obligations may constitute an unsafe and unsound practice, a violation of the Federal Reserve's regulations, or both. The source of strength doctrine most directly affects bank holding companies whose subsidiary bank fails to maintain adequate capital levels. In such situation, the subsidiary bank will be required by the bank's federal regulator to take "prompt corrective action." Any capital loans by a bank holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the bank. In the event of a bank holding company's bankruptcy, its commitment to a federal bank regulatory agency to maintain the capital of its subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Dividend Payments, Stock Redemptions and Repurchases. HCC's ability to pay dividends to its shareholders is affected by both general corporate law considerations and the policies of the Federal Reserve applicable to bank holding companies. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer or significantly reduce dividends to shareholders if: (i) the bank holding company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the bank holding company's capital needs and overall current and prospective financial condition; or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to adhere to these policies could cause the Federal Reserve to prohibit or limit the payment of dividends by the banking organization because doing so would constitute an unsafe or unsound practice in light of the financial condition of the banking organization. In addition, under the Capital Rules, institutions that seek to pay dividends must maintain 2.5% in common equity Tier 1 capital attributable to the capital conservation buffer. See "Supervision and Regulation—Regulatory Capital Requirements."

Subject to exceptions for well-capitalized and well-managed bank holding companies, Federal Reserve regulations also require approval of bank holding company purchases and redemptions of its securities if the gross consideration paid exceeds 10 percent of consolidated net worth for any 12-month period. In addition, under Federal Reserve policies, bank holding companies must consult with and inform the Federal Reserve in advance of (i) redeeming or repurchasing capital instruments when experiencing financial weakness and (ii) redeeming or repurchasing common stock and perpetual preferred stock if the result will be a net reduction in the amount of such capital instruments outstanding for the quarter in which the reduction occurs.

As a California corporation, HCC is subject to the limitations of California law, which allows a corporation to distribute cash or property to shareholders, including a dividend or repurchase or redemption of shares, if the corporation meets either a "retained earnings" test or a "balance sheet" test. Under the "retained earnings" test, HCC may make a distribution from retained earnings to the extent that its retained earnings exceed the sum of (i) the amount of the distribution plus (ii) the amount, if any, of dividends in arrears on shares with preferential dividend rights. HCC may also make a distribution under the "balance sheet" test if, immediately after the distribution, the value of its assets equals or exceeds the sum of (i) its total liabilities plus (ii) the liquidation preference of any shares which have a preference upon dissolution over the rights of shareholders receiving the distribution. Indebtedness is not considered a liability if the terms of such indebtedness provide that payment of principal and interest thereon are to be made only if, and to the extent that, a distribution to shareholders could be made under the balance sheet test. In addition, HCC may not make distributions if it is, or as a result of the distribution would be, likely to be unable to meet its liabilities (except those whose payment is otherwise adequately provided for) as they mature. A California corporation may specify in its articles of incorporation that distributions under the retained earnings test or balance sheet test can be made without regard to the preferential rights amount. HCC's articles of incorporation do not address distributions under either the retained earnings test or the balance sheet test.

Acquisitions, Activities and Change in Control. The BHCA generally requires the prior approval by the Federal Reserve for any merger involving a bank holding company, any bank holding company's acquisition of more than 5% of a class of voting securities of an unaffiliated bank or bank holding company, or acquisition of all or substantially all of the assets of a bank or bank holding company. In reviewing applications seeking approval of merger and acquisition transactions, the Federal Reserve considers, among other things, the competitive effect and public benefits of the transactions, the capital position and managerial resources of the combined organization, the risks to the stability of the U.S. banking or financial system, the convenience and needs of the communities to be served, including the applicant's performance record under the Community Reinvestment Act of 1977, as amended (the "CRA"), compliance with fair housing and other consumer protection laws, and the effectiveness in combating money laundering activities. In addition, failure to implement or maintain adequate compliance programs could cause bank regulators not to approve an acquisition where regulatory approval is required or to prohibit an acquisition even if approval is not required.

Subject to certain conditions (including deposit concentration limits established by the BHCA and Dodd-Frank), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with Dodd-Frank, bank holding companies must be well-capitalized and well-managed in order to complete interstate mergers or acquisitions. For a discussion of the capital requirements, see "—Regulatory Capital Requirements" above. The FDIC and the U.S. Department of Justice's Antitrust Division recently sought public comment on their bank merger review guidelines, which suggests that the analytical framework that has guided the regulatory review of bank mergers or the manner in which the regulatory standards apply may change.

Federal law also prohibits any person or company from acquiring control of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. The Federal Reserve applies a tiered framework of presumptions for determining control of a banking organization under the BHCA, where the level of voting share ownership is assessed in combination with relationship-based factors to determine whether control exists. "Control" is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 5% and 24.99% ownership.

Under the California Financial Code, any proposed acquisition of control of HBC must be approved by the Commissioner of the DFPI. The California Financial Code defines "control" as the power, directly or indirectly, to direct HBC's management or policies or to vote 25% or more of any class of HBC's outstanding voting securities. Additionally, a rebuttable presumption of control arises when any person (including a company) seeks to acquire, directly or indirectly, 10% or more of any class of HBC's outstanding voting securities.

Heritage Bank of Commerce

General. HBC is a California state-chartered commercial bank that is a member of the Federal Reserve System and whose deposits are insured by the FDIC. HBC is subject to regulation, supervision, and regular examination by the DFPI and the Federal Reserve as HBC's primary federal regulator. The regulations of these agencies govern most aspects of a bank's business.

Pursuant to the Federal Deposit Insurance Act (the "FDIA"), and the California Financial Code, California state chartered commercial banks may generally engage in any activity permissible for national banks. Therefore, HBC may form subsidiaries to engage in the many so called "closely related to banking" or "nonbanking" activities commonly conducted by national banks in operating subsidiaries or subsidiaries of bank holding companies. Further, California banks may conduct certain "financial" activities in a subsidiary to the same extent as a national bank may, provided the bank is and remains "well capitalized," "well managed" and in satisfactory compliance with the CRA.

HBC is a member of the FHLB of San Francisco. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region and makes available loans or advances to its members. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. As an FHLB member, HBC is required to own a certain amount of capital stock in the FHLB. As of December 31, 2022, HBC was in compliance with the FHLB's stock ownership requirement. FHLB stock is carried at cost and classified as a restricted security. Both cash and stock dividends are reported as income.

HBC is a member of the FRB of San Francisco. As a member of the FRB, the Bank is required to own stock in the FRB of San Francisco based on a specified ratio relative to our capital. FRB stock is carried at cost and may be sold back to the FRB at its carrying value. Both cash and stock dividends received are reported as income.

Depositor Preference. In the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors including the parent bank holding company with respect to any extensions of credit they have made to such insured depository institution.

Brokered Deposit Restrictions. Well capitalized institutions are not subject to limitations on brokered deposits, while an adequately capitalized institution is able to accept, renew or roll over brokered deposits only with a waiver from the FDIC and subject to certain restrictions on the yield paid on such deposits. Undercapitalized institutions are generally not permitted to accept, renew, or roll over brokered deposits. As of December 31, 2022, HBC was eligible to accept brokered deposits without limitations.

Loans to One Borrower. With certain limited exceptions, the maximum amount that a California bank may lend to any borrower at any one time (including the obligations to the bank of certain related entities of the borrower) may not exceed 25% (and unsecured loans may not exceed 15%) of the bank's shareholders' equity, allowance for credit losses on loans, and any capital notes and debentures of the bank.

Tie in Arrangements. Federal law prohibits a bank holding company and any subsidiary banks from engaging in certain tie in arrangements in connection with the extension of credit. For example, HBC may not extend credit, lease or sell property, furnish any services, fix or vary the consideration for any of the foregoing on the condition that: (i) the customer must obtain or provide some additional credit, property or services from or to HBC other than a loan, discount, deposit or trust services; (ii) the customer must obtain or provide some additional credit, property or service from or to HCC or HBC; or (iii) the customer must not obtain some other credit, property or services from competitors, except reasonable requirements to assure soundness of credit extended.

Deposit Insurance. HBC is a member of the Deposit Insurance Fund ("DIF") administered by the FDIC, which insures customer deposit accounts. The amount of federal deposit insurance coverage is $250,000 per depositor, for each account ownership category at each depository institution. The $250,000 amount is subject to periodic adjustments. In order to maintain the DIF, member institutions are assessed insurance premiums based on an insured institution's average consolidated total assets less its average tangible equity capital.

Each institution is provided an assessment rate, which is generally based on the risk that the institution presents to the DIF. Institutions with less than $10 billion in assets generally have an assessment rate that can range from 1.5 to 30 basis points. However, the FDIC has flexibility to adopt assessment rates without additional rule-making provided that the total base assessment rate increase or decrease does not exceed 2 basis points. In October 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023.

Supervisory Assessments. California-chartered banks are required to pay supervisory assessments to the DFPI to fund its operations. The amount of the assessment paid by a California bank to the DFPI is calculated on the basis of the institution's total assets, including consolidated subsidiaries, as reported to the DFPI. During the year ended December 31, 2022, HBC paid supervisory assessments to the DFPI totaling $324,000.

Capital Requirements. Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see "—Regulatory Capital Requirements."

Prompt Corrective Action Regulations. The FDIA establishes a framework for regulation of insured depository institutions by federal banking regulators. As part of that framework, federal banking regulators are required to take "prompt corrective action" with respect to any FDIC-insured depository institutions that do not meet certain capital adequacy standards. Supervisory actions under the "prompt corrective action" rules generally depend upon an institution's classification within five capital categories, under which a bank is classified as:

- "well capitalized" if it has a total risk-based capital ratio of 10.0% or more, a Tier 1 risk-based capital ratio of 8.0% or more, a common equity Tier 1 risk-based ratio of 6.5% or more, and a leverage capital ratio of 5.0% or more, and is not subject to any written agreement, order or capital directive to meet and maintain a specific capital level for any capital measure;

- "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 6.0% or more, a common equity Tier 1 risk-based ratio of 4.5% or more, and a leverage capital ratio of 4.0% or more;

- "undercapitalized" if it has a total risk-based capital ratio less than 8.0%, a Tier 1 risk-based capital ratio less than 6.0%, a common equity risk-based ratio less than 4.5% or a leverage capital ratio less than 4.0%;

- "significantly undercapitalized" if it has a total risk-based capital ratio less than 6.0%, a Tier 1 risk-based capital ratio less than 4.0%, a common equity risk-based ratio less than 3.0% or a leverage capital ratio less than 3.0%; or

- "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

A bank that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or "undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for a hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

An institution that fails to remain well-capitalized becomes subject to a series of restrictions that increase in severity as its capital condition weakens. At each successive lower capital category, an insured bank is subject to increasingly severe supervisory actions. These actions include, but are not limited to, restrictions on asset growth, interest rates paid on deposits, branching, allowable transactions with affiliates, ability to pay bonuses and raises to senior executives and pursuing new lines of business. Additionally, all "undercapitalized" banks are required to implement capital restoration plans to restore capital to at least the "adequately capitalized" level, and the FDIC is generally required to close "critically undercapitalized" banks within a 90-day period. HBC meets the definition of a "well capitalized" institution.

Dividend Payments. The primary source of funds for HCC is dividends from HBC. Under the California Financial Code, HBC is permitted to pay a dividend in the following circumstances: (i) without the consent of either the DFPI or HBC's shareholders, in an amount not exceeding the lesser of (a) the retained earnings of HBC; or (b) the net income of HBC for its last three fiscal years, less the amount of any distributions made during the prior period; (ii) with the prior approval of the DFPI, in an amount not exceeding the greatest of: (a) the retained earnings of HBC; (b) the net income of HBC for its last fiscal year; or (c) the net income for HBC for its current fiscal year; and (iii) with the prior approval of the DFPI and HBC's shareholders (i.e., HCC) in connection with a reduction of its contributed capital.

The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. In addition, in order to pay a dividend, the Capital Rules generally require that a financial institution must maintain over a 2.5% in common equity tier 1 capital attributable to the Capital Conservation Buffer. See "—Regulatory Capital Requirements." As described above, HBC exceeded its minimum capital requirements under applicable regulatory guidelines as of December 31, 2022.

Transactions with Affiliates. Transactions between depository institutions and their affiliates, including transactions between HBC and HCC, are governed by Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve's Regulation W. Generally, Section 23A limits the extent to which a depository institution and its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of the depository institution's capital stock and surplus. It further limits transactions with all affiliates in the aggregate to an amount equal to 20% of the depository institution's capital stock and surplus. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances or letters of credit issued on behalf of, an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or at least as favorable to the depository institution and its subsidiaries, as those for similar transactions with non-affiliates.

Loans to Directors, Executive Officers and Principal Shareholders. The authority of HBC to extend credit to its directors, executive officers and principal shareholders, including their immediate family members and corporations and other entities that they control, is subject to substantial restrictions and requirements under the Federal Reserve's Regulation O, as well as the Sarbanes-Oxley Act. These laws and regulations impose limits on the amount of loans HBC may make to directors and other insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the affected bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of that bank, the imposition of a cease and desist order, and other regulatory sanctions.

Standards for Safety and Soundness. The federal banking regulatory agencies adopted regulations that set forth guidelines for all insured depository institutions prescribing safety and soundness standards. These guidelines establish general standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings standards, compensation, fees and benefits. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines before capital becomes impaired. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder.

Each insured depository institution must implement a comprehensive written information security program that includes administrative, technical and physical safeguards appropriate to the institution's size and complexity and the nature and scope of its activities. The information security program also must be designed to ensure the security and confidentiality of customer information, protect against any unanticipated threats or hazards to the security or integrity of such information, protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer and ensure the proper disposal of customer and consumer information. Each insured depository institution must also develop and implement a risk-based response program to address incidents of unauthorized access to customer information in customer information systems. If the FDIC determines that HBC fails to meet any standard prescribed by the guidelines, it may be required to submit an acceptable plan to achieve compliance with the standard.

Risk Management. Bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the financial institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation, and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal, and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud, or unforeseen catastrophes will result in unexpected losses. New products and services, third-party risk management and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. HBC is expected to have active board and senior management oversight; adequate policies, procedures, and limits; adequate risk measurement, monitoring, and management information systems; and comprehensive internal controls.

Branching Authority. California banks, such as HBC, may, under California law, establish a banking office so long as the bank's board of directors approves the banking office and the DFPI is notified of the establishment of the banking office. Deposit-taking banking offices must be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate power. Dodd-Frank permits insured state banks to engage in de novo interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by such state. Finally, we may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain regulatory restrictions.

Community Reinvestment Act ("CRA"). The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low and moderate income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions or holding company formations.

The federal banking agencies have adopted regulations which measure a bank's compliance with its CRA obligations on a performance based evaluation system. The current system bases CRA ratings on an institution's actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from "outstanding" to a low of "substantial noncompliance." HBC had a CRA rating of "satisfactory" as of its most recent regulatory examination. In May 2022, the Federal Reserve, along with the FDIC and the OCC, issued proposed amendments to modernize the CRA regulatory framework, partly to address changes that have occurred due to the rise in digital banking. Some of the key proposed revisions include clarification of eligible community development activities, adjustments to requirements and eligibility of activities outside of facility-based assessment areas, and new testing structures and data collection requirements, particularly for the largest banks.

Anti-Money Laundering and Office of Foreign Assets Control Regulation. We are subject to federal laws aiming to counter money laundering and terrorist financing, as well as transactions with persons, companies and foreign governments sanctioned by the United States. These laws include the PATRIOT Act, the Bank Secrecy Act ("BSA"), and the Anti-Money Laundering Act ("AMLA"), among others. The PATRIOT Act is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The PATRIOT Act mandates financial services companies to have policies and procedures with respect to measures designed to address any or all of the following matters: (i) customer identification programs; (ii) money laundering; (iii) terrorist financing; (iv) identifying and reporting suspicious activities and currency transactions; (v) currency crimes; and (vi) cooperation between financial institutions and law enforcement authorities. Regulatory authorities routinely examine financial institutions for compliance with these obligations, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be violating these obligations.

In January 2021, a comprehensive reform and modernization to U.S. bank secrecy and anti-money laundering laws was adopted, part of which was the adoption of AMLA. Among other things, it codified a risk-based approach to anti-money laundering compliance for financial institutions. AMLA requires financial institutions to develop standards for evaluating technology and internal processes for BSA compliance, expands enforcement-related and investigation-related authority, institutes BSA whistleblower initiatives and protections, and increases sanctions for certain BSA violations. Adopted as part of the 2021 revisions of the anti-money laundering laws, the Corporate Transparency Act (the "CTA") requires the creation of a national registry of beneficial ownership information. When the final CTA rules go into effect in 2024, they may impact the AMLA/BSA procedures and reporting requirements of financial institutions. HBC has established policies and procedures that it believes comply with these requirements.

Treasury's Office of Foreign Assets Control ("OFAC"), administers and enforces economic and trade sanctions against targeted foreign countries and regimes under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. Financial institutions are responsible for, among other things, blocking accounts of and transactions with such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Banking regulators examine banks for compliance with the economic sanctions regulations administered by OFAC. Failure of a financial institution to maintain and implement adequate OFAC programs, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Concentrations in Commercial Real Estate. Concentration risk exists when a financial institution deploys too many assets to a specific industry or segment of the economy with the potential to produce losses large enough to threaten the financial institution's health. Concentration stemming from commercial real estate ("CRE") is one area of regulatory concern. Regulatory guidance provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant CRE loan concentrations that may warrant greater supervisory scrutiny: (i) CRE loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding 100% of capital. The guidance does not limit banks' levels of CRE lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their CRE concentrations. As of December 31, 2022, using regulatory definitions in the CRE Concentration Guidance, our CRE loans represented 295% of HBC total risk-based capital, as compared to 284% as of December 31, 2021. If the regulatory agencies become concerned about our CRE loan concentrations, it could limit our ability to grow by restricting approvals for the establishment or acquisition of branches, or approvals of mergers or other acquisition opportunities.

Consumer Financial Services. We are subject to a number of federal and state consumer protection laws that extensively govern our relationship with our customers. These laws include, among others, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, the Military Lending Act, and these laws' respective state law counterparts, as well as state usury laws and laws regarding unfair, deceptive or abusive acts and practices ("UDAAP"). The consumer protection laws applicable to us, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit UDAAP practices, restrict our ability to raise interest rates and subject us to substantial regulatory oversight. Many states and local jurisdictions have consumer protection laws analogous to those listed above.

Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual and statutory damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general, and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, and civil money penalties. Non-compliance with consumer protection requirements may also result in our failure to obtain any required bank regulatory approval for merger or acquisition transactions we may wish to pursue or prohibition from engaging in such transactions even if approval is not required.

The consumer protection provisions of Dodd-Frank and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. The CFPB has significant authority to implement and enforce federal consumer protection laws and new requirements for financial services products provided for in Dodd-Frank, as well as the authority to identify and prohibit unfair, deceptive or abusive acts and practices. The CFPB rulemaking and enforcement activities could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties. The CFPB has examination and enforcement authority over financial institutions with more than $10 billion in total consolidated assets. Banks with $10 billion or less in total consolidated assets, like HBC, will continue to be examined by their applicable bank regulators.

In California, the DFPI is given broad jurisdiction and sweeping authority that closely resemble those of the CFPB. The DFPI stated that it intends to exercise its powers to protect consumers from unlawful, unfair, deceptive, and abusive practices in connection with consumer financial products or services. The DFPI also as a matter of state law can now enforce Dodd-Frank's UDAAP provisions against any person offering or providing consumer financial products in the state of California. While financial institutions licensed under federal or another state law, such as banks, are excluded from the scope of the laws granting the DFPI such authority, financial institutions in California are likely to be faced with a powerful state financial services regulatory regime with expansive enforcement authority. It is unclear how the DFPI and its broad enforcement activities will affect us going forward.

Financial Privacy. The federal bank regulatory agencies have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

The CFPB is expected to embark on rulemaking about consumer control over their financial data. California is also actively enacting legislation relating to data privacy and data protection, such as the California Consumer Privacy Act ("CCPA"). The CCPA granted California consumers robust data privacy rights and control over their personal information, including the right to know, the right to delete, and the right to opt-out of the sale of their personal information. The CCPA was further expanded by the California Privacy Rights Act of 2020 ("CPRA"), which provides additional privacy rights to California residents and creates a new agency tasked with implementing regulations and conducting investigations and enforcement actions. The CPRA became effective on January 1, 2023.

Cybersecurity. The federal bank regulatory agencies have issued multiple statements regarding cybersecurity. This guidance requires financial institutions to design multiple layers of security controls to establish lines of defense and ensure that their risk management processes address the risk posed by compromised customer credentials and include security measures to authenticate customers accessing internet-based services of the financial institution. The management of a financial institution is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of operations in the event of a cyber-attack. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to a cyber-attack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.

As of May 1, 2022, financial institutions are required to comply with the final rule issued by the federal bank regulatory agencies to improve sharing of information about cyber incidents that may affect the U.S. banking system. The rule requires financial institutions to notify their primary federal regulator of any significant computer-security incidents as soon as possible and no later than 36 hours after they determine that a cyber-incident occurred. Notification is required for incidents that have materially affected (or are reasonably likely to materially affect) the viability of a financial institution's operations, its ability to deliver banking products and services, or the stability of the financial sector. We do not anticipate this rule to have a material impact on the operations of HCC and HBC at this time.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states, notably including California where we conduct substantially all our banking business, have adopted laws and/or regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many such states (including California) have also recently implemented or modified their data breach notification and data privacy requirements. We expect this trend of state-level activity in those areas to continue, and we continue to monitor relevant legislative and regulatory developments in California where nearly all our customers are located.

Incentive Compensation. Dodd-Frank requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at regulated entities with at least $1 billion in total consolidated assets that encourage inappropriate risks by providing an executive officer, employee, director, or principal shareholder with excessive compensation, fees, or benefits that could lead to material financial loss to the entity. In August 2022, the SEC finalized the pay versus performance regulations, which require disclosure of information that shows the relationship between executive compensation actually paid and the company's financial performance in annual proxy statements. The pay versus performance regulations are effective for fiscal years ending on or after December 16, 2022. Smaller reporting companies are subject to scaled reporting mechanism, and certain companies are exempt from the regulations. In October 2022, the SEC adopted final rules on "clawback" of executive compensation, which direct the stock exchanges to establish listing standards requiring listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers. Under the new rules, companies will have to recover compensation in excess of what the executive officer should have received in the event the companies' financials are restated due to material noncompliance with securities laws. The rules apply to compensation paid in the three years leading up to restatement.

Enforcement Powers of Federal and State Banking Agencies. The federal bank regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver for financial institutions. Failure to comply with applicable laws and regulations could subject us and our officers and directors to administrative sanctions and potentially substantial civil money penalties. The DFPI also has broad enforcement powers over us, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

Further Legislative and Regulatory Initiatives. Federal and state legislators as well as regulatory agencies may introduce or enact new laws or rules, or amend existing laws and rules, which may affect the regulation of financial institutions and their holding companies. In addition, some of the financial laws and regulations aiming to ease regulatory and compliance burden on financial institutions that were adopted during the last presidential administration could be repealed or eliminated going forward. The impact of any future legislative or regulatory changes cannot be predicted, but they could affect the Company and HBC's business and operations.

ITEM 1A. RISK FACTORS

Our business, financial condition and results of operations are subject to various risks, including those discussed below. The risks discussed below are those that we believe are the most significant risks, although additional risks not presently known to us or that we currently deem less significant may also adversely affect our business, financial condition and results of operations, perhaps materially.

Summary of Risk Factors

Risks Related to Our Business
- Unfavorable general business, economic and market conditions
- Ongoing effects of the COVID-19 pandemic
- Geographic concentration in the Greater San Francisco Bay Area
- Monetary policies and regulations
- Fluctuations in interest rates
- Losses on our securities portfolio, particularly from increases in interest rates in our securities available-for-sale portfolio
- Liquidity risks
- Competition for customer deposits

Risks Related to Our Loans
- Negative changes in the economy affecting real estate values and liquidity
- Risks involved with construction and land development loans
- Increased scrutiny by regulators of commercial real estate concentrations
- Unreliability of loan appraisals used in real property loan decisions
- Commercial loans are more sensitive to the borrower's successful operations or property development
- Small and medium business loans are subject to greater risks from adverse business developments
- Underwriting criteria and practices may not prevent poor loan performance

Risks Related to Our SBA Loan Program
- Dependence on U.S. federal government SBA loan program
- Recognition of gains on sale of loans and servicing asset valuations reflect certain assumptions we use
- Credit risks from non-guaranteed portion of SBA loans we retain and do not sell
- Credit risks from SBA loans we sell as a result of repurchase obligations

Risks Related to Our Credit Quality
- Managing credit risk
- Nonperforming assets require management time to resolve and can affect our financial results
- The allowance for credit losses on loans may be insufficient to absorb potential losses in our loan portfolio
- Real estate market volatility may have an adverse effect on disposition of other real estate owned
- Exposure to environmental liabilities on foreclosed real estate collateral

Risks Related to our Growth Strategy
- General risks associated with acquisitions, including availability of suitable targets and integration risks
- Dilution affect resulting from the issuance of common stock consideration for acquisitions
- Impairment of the goodwill recorded from an acquisition
- Incorrect estimate of fair value for assets acquired in an acquisitions
- Managing our branch growth strategy
- Managing risks of adding new lines of business and new products

Risks Related to Our Capital
- More stringent capital requirements

- Raising new capital in conditions beyond our control

Risks Related to Management
- Our success depends on the skills and retention of our management
- Competition for skilled and experienced management level and senior level employees

Risks Related to Our Reputation and Operations
- Failure to maintain a favorable reputation with our customers and communities
- Failure of our risk management framework
- Interruptions, cyber-attacks, fraud and other security breaches
- Difficulties from our third-party providers
- Employee misconduct
- Inaccurate information provided to us by customers or counterparties
- Environmental, social and governance practices

Risks from Competition
- Competition from financial service companies and other companies that offer commercial banking services
- Competitive need to implement new technology and related operational challenges

Risks Related to Other Business
- Costs and effects of litigation, investigations or similar matters
- Phasing out of and uncertainty related to London Interbank Offered Rate ("LIBOR")
- The soundness of other financial institutions
- Severe weather, natural disasters (including fire and earthquakes, pandemics, acts of war, terrorism, and social unrest)
- Climate change

Risks Related to Finance and Accounting
- Reliance on estimates and risk management processes and analytical and forecasting models
- Changes in accounting standards
- Failure to maintain effective internal controls over financial reporting
- Realization of our deferred tax assets

Risks Related to Legislative and Regulatory Developments
- Extensive government regulation that could limit or restrict our activities
- Legislative and regulatory actions now or in the future increase our costs, and impact our business
- Federal and state regulatory exams
- Noncompliance with the BSA and other anti-money laundering statutes and regulations
- Consumer protection laws and regulations
- Failure to comply with privacy, data protection and information security legal requirements

Risks Related to Our Common Stock
- Investment in common stock is not an insured deposit
- Volatile trading price of our common stock
- Limited trading volume
- Changes in dividend policy
- Limitations on director liability for monetary damages for failure to exercise their fiduciary duty
- Potential dilution from issuance of additional equity securities
- Issuance of preferred stock which may have rights and preferences over our common stock
- Failure to satisfy our obligations under our subordinated notes would preclude the payment of dividends
- Our charter documents and California law may have an anti-takeover effect limiting changes of control

Risks Relating to Our Business

Our Business could be adversely affected by unfavorable economic and market conditions.

Our business and operations are sensitive to general business and economic conditions in the United States, generally, and particularly the state of California and our market area. Unfavorable or uncertain economic and market conditions could lead to credit quality concerns related to borrower repayment ability and collateral protection as well as reduced demand for the products and services we offer. These economic conditions can arise suddenly, as did the conditions associated with the COVID-19 pandemic, and the full impact of such conditions can be difficult to predict. In addition, geopolitical and domestic political developments, such as existing and potential trade wars and other events beyond our control, can increase levels of political and economic unpredictability globally and increase the volatility of financial markets.

Concerns about the performance of international economies, especially in Europe and emerging markets, and economic conditions in Asia, can impact the economy and financial markets here in the United States. If the national, regional and local economies experience worsening economic conditions, including declining growth and high levels of unemployment, our growth and profitability could be constrained. Weak economic conditions are characterized by, among other indicators, deflation, inflation, elevated levels of unemployment, fluctuations in debt and equity capital markets, increased delinquencies on mortgage, commercial and consumer loans, residential and commercial real estate price declines, related vacancy rates, and lower home sales and commercial activity. Various market conditions may also negatively affect our operating results. Real estate market conditions directly affect performance of our loans secured by real estate. Debt markets affect the availability of credit, which affects the rates and terms at which we offer loans and leases. Stock market downturns affect businesses' ability to raise capital and invest in business expansion. Stock market downturns often signal broader economic deterioration and/or a downward trend in business earnings, which adversely affects businesses' ability to service their debts.

There can be no assurance that economic conditions will improve, and these conditions could worsen. Economic pressure on consumers and uncertainty regarding continuing economic improvement may result in changes in consumer and business spending, borrowing and saving habits. Such conditions could have a material adverse effect on the credit quality of our loans or our business, financial condition and results and operations.

An economic recession or a downturn in various markets could have one or more of the following adverse effects on our business:

- a decrease in the demand for our loan or other products and services offered by us;
- a decrease in our deposit balances due to an overall reduction in customer balances;
- a decrease in the value of our investment securities and loans;
- an increase in the level of nonperforming and classified loans;
- an increase in the provision for credit losses and loan and lease charge-offs;
- a decrease in net interest income derived from our lending and deposit gathering activities;
- a decrease in the Company's stock price;
- an increase in our operating expenses associated with attending to the effects of the above-listed circumstances; and/or
- a decrease in real estate values or a general decrease in capital available to finance real estate transactions, which could have a negative impact on borrowers' ability to pay off their loans as they mature.

The COVID-19 pandemic has in the past negatively affected, and could in the future negatively affect, the global and U.S. economies could harm our business and results of operations, and such effects will depend on future developments, which are highly uncertain and are difficult to predict.

The COVID-19 pandemic has in the past negatively affected, and could in the future negatively affect, the global and U.S. economies, including by increasing unemployment levels, disrupting supply chains and businesses in many industries, lowering equity market valuations, decreasing liquidity in fixed income markets, and creating significant volatility and disruption in financial markets. The extent to which the COVID-19 pandemic could adversely affect our business, financial condition and results of operations, as well as our liquidity and capital profile, and provisions for credit losses, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, any resurgence of COVID-19 cases and the emergence of new variants, the widespread availability, use and effectiveness of vaccines, actions taken by governmental authorities and other third parties in response to the pandemic and the direct and indirect impact of the pandemic on us, our clients and customers, our service providers and other market participants. As the COVID-19 pandemic adversely affects us, it may also have the effect of heightening many of the other risks described herein.

Our profitability is dependent upon the geographic concentration of the markets in which we operate.

We operate primarily in in the general San Francisco Bay Area of California in the counties of Alameda, Contra Costa, Marin, San Benito, San Francisco, San Mateo, and Santa Clara and, as a result, our business, financial condition and results of operations are subject to the demand for our products in those areas and is also subject to changes in the economic conditions in those areas. Our success depends upon the business activity, population, income levels, deposits and real estate activity in these markets. Although our customers' business and financial interests may extend well beyond these market areas, adverse economic conditions that affect these market areas could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our business, financial condition and results of operations. Because of our geographic concentration, we are less able than regional or national financial institutions to diversify demand for our products or our credit risks across multiple markets.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits. The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Fluctuations in interest rates may reduce net interest income and otherwise negatively affect our business, financial condition and results of operations.

Shifts in short-term interest rates may reduce net interest income, which is the principal component of our earnings. Net interest income is the difference between the amounts received by us on our interest-earning assets and the interest paid by us on our interest-bearing liabilities. When interest rates rise, the rate of interest we receive on our assets, such as floating interest rate loans, rises more quickly than the rate of interest that we pay on our interest-bearing liabilities, such as deposits, which may cause our profits to increase. When interest rates decrease, the rate of interest we receive on our assets, such as floating interest rate loans, declines more quickly than the rate of interest that we pay on our interest-bearing liabilities, such as deposits, which may cause our profits to decrease.

Changes in interest rates could influence our ability to originate loans and deposits. Historically, there has been an inverse correlation between the demand for loans and interest rates. Loan origination volume usually declines during periods of rising or high interest rates and increases during periods of declining or low interest rates.

Changes in interest rates can also affect the level of loan refinancing activity, which impacts the amount of prepayment penalty income we receive on loans we hold. Because prepayment penalties are recorded as interest income when received, the extent to which they increase or decrease during any given period could have a significant impact on the level of net interest income and net income we generate during that time. A decrease in our prepayment penalty income resulting from any change in interest rates or as a result of regulatory limitations on our ability to charge prepayment penalties could therefore adversely affect our net interest income, net income or results of operations.

An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.

Changes in interest rates also can affect the value of loans, securities and other assets. Rising interest rates will result in a decline in value of the fixed-rate debt securities we hold in our investment securities portfolio. The unrealized losses resulting from holding these securities would be recognized in accumulated other comprehensive income and reduce total shareholders' equity. Unrealized losses do not negatively impact our regulatory capital ratios. However, tangible common equity and the associated ratios would be reduced. If debt securities in an unrealized loss position are sold, such losses become realized and will reduce our regulatory capital ratios.

We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

As of December 31, 2022, the fair value of our securities portfolio was approximately $1.1 billion. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities or our own analysis of the value of the security, defaults by the issuer or individual mortgagors with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause credit-related impairment in future periods and result in realized losses. The process for determining whether impairment is credit related usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, we may recognize realized and/or unrealized losses in future periods, which could have a material adverse effect on our business, financial condition and results of operations.

Liquidity risks could affect operations and jeopardize our business, financial condition, and results of operations.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and/or investment securities, and from other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of our customer deposits. Such deposit balances can decrease when customers perceive alternative investments are providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, we could lose a relatively low cost source of funds, thereby increasing our funding costs and reducing net interest income and net income. We could have to raise interest rates to retain deposits, thereby increasing our funding costs and reducing net interest income and net income.

Additional liquidity is provided by our ability to borrow from the Federal Reserve Bank of San Francisco and the Federal Home Loan Bank of San Francisco. We also may borrow from third-party lenders from time to time. Our access to funding sources in amounts adequate to finance or capitalize our activities on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

Any decline in available funding could adversely impact our ability to continue to implement our strategic plan, including our ability to originate loans, invest in securities, meet our expenses, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse effect on our liquidity, business, financial condition and results of operations.

Competition among U.S. banks for customer deposits is intense, may increase the cost of retaining current deposits or procuring new deposits, and may otherwise negatively affect our ability to grow our deposit base.

Competition among U.S. banks for customer deposits is intense, may increase the cost of retaining current deposits or procuring new deposits, and may otherwise negatively affect our ability to grow our deposit base. Maintaining and attracting new deposits is integral to our business and a major decline in deposits or failure to attract deposits in the future, including any such decline or failure related to an increase in interest rates paid by our competitors on interest-bearing accounts, could have an adverse effect on our business, financial conditions and results of operations. Interest-bearing accounts earn interest at rates established by management based on competitive market factors. The demand for the deposit products we offer may also be reduced due to a variety of factors, such as demographic patterns, changes in customer preferences, reductions in consumers' disposable income, regulatory actions that decrease customer access to particular products, or the availability of competing products.

Risks Related to Our Loans

Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

Real estate lending (including commercial, land development and construction, home equity, multifamily, and residential mortgage loans) is a large portion of our loan portfolio. At December 31, 2022, approximately $2.748 billion, or 83% of our loan portfolio, was comprised of loans with real estate as a primary or secondary component of collateral. Included in CRE loans were owner occupied loans of $614.7 million, or 19% of total loans. The real estate securing our loan portfolio is concentrated in California. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, the rate of unemployment, fluctuations in interest rates and the availability of loans to potential purchasers, fluctuations in vacancy rates, changes in tax laws and other governmental statutes, regulations and policies and acts of nature, such as earthquakes and other natural disasters. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses, which would adversely affect profitability. Such declines and losses would have a material adverse effect on our business, financial condition, and results of operations.

Our construction and land development loans are based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate and we may be exposed to more losses on these projects than on other loans.

At December 31, 2022, land and construction loans, (including land acquisition and development loans) totaled $163.6 million or 5% of our portfolio. Of these loans, 9% were comprised of owner occupied and 91% non-owner occupied construction and land loans. These loans involve additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of project construction. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it.

Increased scrutiny by regulators of commercial real estate concentrations could restrict our activities and impose financial requirements or limits on the conduct of our business.

Banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for credit losses on loans and capital levels as a result of commercial real estate lending growth and exposures. Therefore, we could be required to raise additional capital or restrict our future growth as a result of our higher level of commercial real estate loans.

Our use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is conducted, and an error in fact or judgment could adversely affect the reliability of an appraisal. In addition, events occurring after the initial appraisal may cause the value of the real estate to decrease. As a result of any of these factors the value of collateral securing a loan may be less than estimated, and if a default occurs we may not recover the outstanding balance of the loan.

Many of our loans are to commercial borrowers, which may have a higher degree of risk than other types of borrowers.

At December 31, 2022, commercial loans totaled $533.9 million or 16% of our loan portfolio (including SBA loans, PPP loans, asset-based lending, and factored receivables). Commercial loans represented 22% of our total loan portfolio at December 31, 2021. Commercial loans are often larger and involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation or development of the property or business involved, repayment of such loans is often more sensitive than other types of loans to adverse conditions in the real estate market or the general business climate and economy. Accordingly, a downturn in the real estate market and a challenging business and economic environment may increase our risk related to commercial loans, particularly commercial real estate loans. Unlike home mortgage loans, which generally are made on the basis of the borrowers' ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrowers' ability to make repayment from the cash flow of the commercial venture. Our commercial and industrial loans are primarily made based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. Most often, collateral consists of accounts receivable, inventory and equipment. Inventory and equipment may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. Accounts receivable may be uncollectable. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired. Vacancy rates can also negatively impact cash flows from business operations. Due to the larger average size of each commercial loan as compared with other loans such as residential loans, as well as collateral that is generally less readily-marketable, losses incurred on a small number of commercial loans could have a material adverse effect on our business, financial condition and results of operations.

The small and medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair a borrower's ability to repay a loan, and such impairment could adversely affect our business, financial condition and results of operation.

We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. Negative general economic conditions in our markets where we operate that adversely affect our medium-sized business borrowers may impair the borrower's ability to repay a loan and such impairment could have a material adverse effect on our business, financial condition and results of operation.

We may suffer losses in our loan portfolio despite our underwriting practices.

We mitigate the risks inherent in our loan portfolio by adhering to sound and proven underwriting practices, managed by experienced and knowledgeable credit professionals. These practices include analysis of a borrower's prior credit history, financial statements, tax returns, and cash flow projections, valuations of collateral based on reports of independent appraisers and verifications of liquid assets. Nonetheless, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan loss.

Risks Related to our SBA Loan Program

Small Business Administration lending is an important part of our business. Our SBA lending program is dependent upon the U.S. federal government, and we face specific risks associated with originating SBA loans.

At December 31, 2022, SBA loans totaled $40.2 million, which are included in the commercial loan portfolio, and SBA loans held-for-sale totaled $2.4 million. In addition, the Company had $1.2 million of SBA PPP loans at December 31, 2022. Our SBA lending program is dependent upon the U.S. federal government. As an approved participant in the SBA Preferred Lender's Program (an "SBA Preferred Lender"), we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender's SBA Preferred Lender status. If we lose our status as an SBA Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, and as a result we could experience a material adverse effect to our financial results. Any changes to the SBA program, including but not limited to changes to the level of guarantee provided by the federal government on SBA loans, changes to program specific rules impacting volume eligibility under the guaranty program, as well as changes to the program amounts authorized by Congress may also have a material adverse effect on our business. In addition, any default by the U.S. government on its obligations or any prolonged government shutdown could, among other things, impede our ability to originate SBA loans or sell such loans in the secondary market, which could have a material adverse effect on our business, financial condition and results of operations.

The SBA's 7(a) Loan Program is the SBA's primary program for helping start-up and existing small businesses, with financing guaranteed for a variety of general business purposes. Generally, we sell the guaranteed portion of our SBA 7(a) loans in the secondary market. These sales result in premium income for us at the time of sale and create a stream of future servicing income, as we retain the servicing rights to these loans. For the reasons described above, we may not be able to continue originating these loans or sell them in the secondary market. Furthermore, even if we are able to continue to originate and sell SBA 7(a) loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans or the premiums may decline due to economic and competitive factors. When we originate SBA loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us. Generally, we do not maintain reserves or loss allowances for such potential claims and any such claims could materially adversely affect our business, financial condition and results of operations.

In addition, the Company's SBA loans include loans under the U.S. Department of Agriculture guaranteed lending programs.

The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably.

The recognition of gains on the sale of loans and servicing asset valuations reflect certain assumptions.

We expect that gains on the sale of U.S. government guaranteed loans will contribute to noninterest income. The gains on such sales recognized for the year ended December 31, 2022 was $491,000. The determination of these gains is based on assumptions regarding the value of unguaranteed loans retained, servicing rights retained and deferred fees and costs, and net premiums paid by purchasers of the guaranteed portions of U.S. government guaranteed loans. The value of retained unguaranteed loans and servicing rights are determined based on market derived factors such as prepayment rates, current market conditions and recent loan sales. Deferred fees and costs are determined using internal analysis of the cost to originate loans. Significant errors in assumptions used to compute gains on sale of loans or servicing asset valuations could result in material revenue misstatements, which may have a material adverse effect on our business, financial condition and results of operations.

We originated $21.2 million of SBA loans for the year ended December 31, 2022. We sold $7.2 million of the guaranteed portion of our SBA loans for the year ended December 31, 2022. We generally retain the non-guaranteed portions of the SBA loans that we originate. Consequently, as of December 31, 2022, we held $40.2 million of SBA loans (including loans held-for-sale) on our balance sheet, $24.0 million of which consisted of the non-guaranteed portion of SBA loans, and $16.1 million of which consisted of the guaranteed portion of SBA loans. At December 31, 2022, $2.5 million, or 6.1%, consisted of the guaranteed portion of SBA loans which we intend to sell in 2023. The non-guaranteed portion of SBA loans have a higher degree of credit risk and risk of loss as compared to the guaranteed portion of such loans and make up a substantial majority of our remaining SBA loans.

When we sell the guaranteed portion of SBA loans in the ordinary course of business, we are required to make certain representations and warranties to the purchaser about the SBA loans and the manner in which they were originated. Under these agreements, we may be required to repurchase the guaranteed portion of the SBA loan if we have breached any of these representations or warranties, in which case we may record a loss. In addition, if repurchase and indemnity demands increase on loans that we sell from our portfolios, our liquidity, results of operations and financial condition could be adversely affected. Further, we generally retain the non-guaranteed portions of the SBA loans that we originate and sell, and to the extent the borrowers of such loans experience financial difficulties, our financial condition and results of operations could be adversely impacted.

Risks Related to our Credit Quality

Our business depends on our ability to successfully manage credit risk.

The operation of our business requires us to manage credit risk. As a lender, we are exposed to the risk that our borrowers will be unable to repay their loans according to their terms, and that the collateral securing repayment of their loans, if any, may not be sufficient to ensure repayment. In addition, there are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. In order to successfully manage credit risk, we must, among other things, maintain disciplined and prudent underwriting standards and ensure that our bankers follow those standards. The weakening of these standards for any reason, a lack of discipline or diligence by our employees in underwriting and monitoring loans, the inability of our employees to adequately adapt policies and procedures to changes in economic or any other conditions affecting borrowers and the quality of our loan portfolio, may result in loan defaults, foreclosures and additional charge-offs and may necessitate that we significantly increase our allowance for credit losses on loans, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition and results of operations.

Nonperforming assets adversely affect our results of operations and financial condition, and take significant time to resolve.

As of December 31, 2022, our nonperforming loans (which consist of nonaccrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings) totaled $2.4 million, or 0.07% of our loan portfolio, and our nonperforming assets (which include nonperforming loans plus other real estate owned) totaled $2.4 million, or 0.05% of total assets.

Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or other real estate owned, thereby adversely affecting our net interest income, net income and returns on assets and equity, and our loan administration costs increase, which together with reduced interest income adversely affects our efficiency ratio. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. When we take collateral in foreclosure and similar proceedings, we are required to mark the collateral to its then-fair market value, which may result in a loss. These nonperforming loans and other real estate owned also increase our risk profile and the level of capital our regulators believe is appropriate for us to maintain in light of such risks. The resolution of nonperforming assets requires significant time commitments from management and can be detrimental to the performance of their other responsibilities. If we experience increases in nonperforming loans and nonperforming assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which could have a material adverse effect on our business, financial condition and results of operations.

Our allowance for credit losses on loans may prove to be insufficient to absorb potential losses in our loan portfolio.

We maintain an allowance for credit losses on loans to provide for loan defaults and non-performance. This allowance, expressed as a percentage of loans, was 1.44%, at December 31, 2022. Allowance for credit losses on loans is funded from a provision for credit losses on loans, which is a charge to our income statement. The Company had a provision for credit losses on loans of $766,000 for the year ended December 31, 2022. The allowance for credit losses on loans reflects our estimate of the current expected credit losses in our loan portfolio at the relevant balance sheet date. Our allowance for credit losses on loans is based on our prior experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan portfolio and economic forecasts for correlated economic factors. The determination of an appropriate level of allowance for credit losses on loans is an inherently difficult and subjective process, requiring complex judgments, and is based on numerous analytical assumptions. The amount of future losses is susceptible to changes in economic and other conditions, including changes in interest rates, changes in economic forecasts, changes in the financial condition of borrowers, and deteriorating values of collateral that may be beyond our control, and these losses may exceed current estimates. The allowance is only an estimate of the probable incurred losses in the loan portfolio and may not represent actual over time, either of losses in excess of the allowance or of losses less than the allowance.

In addition, we evaluate all loans identified as impaired loans and allocate an allowance based upon our estimation of the potential loss associated with those problem loans. While we strive to carefully manage and monitor credit quality and to identify loans that may be deteriorating, at any time there are loans included in the portfolio that may result in losses, but that have not yet been identified as nonperforming or potential problem loans. Through established credit practices, we attempt to identify deteriorating loans and adjust the allowance for credit losses on loans accordingly. However, because future events are uncertain and because we may not successfully identify all deteriorating loans in a timely manner, there may be loans that deteriorate in an accelerated time frame. We cannot be sure that we will be able to identify deteriorating loans before they become nonperforming assets, or that we will be able to limit losses on those loans that have been so identified.

Although management believes that the allowance for credit losses on loans is adequate to absorb losses on any existing loans that may become uncollectible, we may be required to take additional provisions for credit losses on loans in the future to further supplement the allowance for credit losses on loans, either due to management's decision to do so or because our banking regulators require us to do so. Our bank regulatory agencies will periodically review our allowance for credit losses on loans and the value attributed to nonaccrual loans or to real estate acquired through foreclosure and may require us to adjust our determination of the value for these items. If our allowance for credit losses on loans is inaccurate, for any of the reasons discussed above (or other reasons), and is inadequate to cover the loan losses that we actually experience, the resulting losses could have a material adverse effect on our business, financial condition and results of operations.

Real estate market volatility and future changes in our disposition strategies could result in net proceeds that differ significantly from our other real estate owned fair value appraisals.

As of December 31, 2022 we had no other real estate owned ("OREO") on our financial statements, but in the ordinary course of our business we expect to hold some level of OREO from time to time. OREO typically consists of properties that we obtain through foreclosure or through an in-substance foreclosure in satisfaction of an outstanding loan. OREO properties are valued on our books at the lesser of the recorded investment in the loan for which the property previously served as collateral or the property's "fair value," which represents the estimated sales price of the property on the date acquired less estimated selling costs. Generally, in determining "fair value," an orderly disposition of the property is assumed, unless a different disposition strategy is expected. Significant judgment is required in estimating the fair value of OREO property, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility.

In response to market conditions and other economic factors, we may utilize alternative sale strategies other than orderly disposition as part of our OREO disposition strategy, such as immediate liquidation sales. In this event, as a result of the significant judgments required in estimating fair value and the variables involved in different methods of disposition, the net proceeds realized from such sales transactions could differ significantly from the appraisals, comparable sales and other estimates used to determine the fair value of our OREO properties.

We could be exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third-parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third-parties based on damages and costs resulting from environmental contamination emanating from the property. Significant environmental liabilities could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Growth Strategy

There are risks related to acquisitions.

We plan to continue to grow our business organically. However, from time to time, we may consider opportunistic strategic acquisitions that we believe support our long-term business strategy. We face significant competition from numerous other financial services institutions, many of which will have greater financial resources than we do, when considering acquisition opportunities. Accordingly, attractive acquisition opportunities may not be available to us. We may not be successful in identifying or completing any future acquisitions. Acquisitions of financial institutions involve operational risks and uncertainties and acquired companies may have unforeseen liabilities, exposure to asset quality problems, key employee and customer retention problems and other problems that could negatively affect our organization.

If we complete any future acquisitions, we may not be able to successfully integrate the operations, management, products and services of the entities that we acquire and eliminate redundancies. The integration process could result in the loss of key employees or disruption of the combined entity's ongoing business or inconsistencies in standards, controls, procedures, and policies that adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the transaction. The integration process may also require significant time and attention from our management that they would otherwise direct at servicing existing business and developing new business. We may not be able to realize any projected cost savings, synergies or other benefits associated with any such acquisition we complete. We cannot determine all potential events, facts and circumstances that could result in loss and our investigation or mitigation efforts may be insufficient to protect against any such loss.

In addition, we must generally satisfy a number of meaningful conditions prior to completing any acquisition, including, in certain cases, federal and state bank regulatory approval. Bank regulators consider a number of factors when determining whether to approve a proposed transaction, including the effect of the transaction on financial stability and the ratings and compliance history of all institutions involved, including the CRA, examination results and anti-money laundering and Bank Secrecy Act compliance records of all institutions involved. The process for obtaining required regulatory approvals has become substantially more difficult, which could affect our future business. We may fail to pursue, evaluate or complete strategic and competitively significant business opportunities as a result of our inability, or our perceived inability, to obtain any required regulatory approvals in a timely manner or at all.

Issuing additional shares of our common stock to acquire other banks and bank holding companies may result in dilution for existing shareholders and may adversely affect the market price of our stock.

In connection with our growth strategy, we have issued, and may issue in the future, shares of our common stock to acquire additional banks or bank holding companies that may complement our organizational structure. Resales of substantial amounts of common stock in the public market and the potential of such sales could adversely affect the prevailing market price of our common stock and impair our ability to raise additional capital through the sale of equity securities. We sometimes must pay an acquisition premium above the fair market value of acquired assets for the acquisition of banks or bank holding companies. Paying this acquisition premium, in addition to the dilutive effect of issuing additional shares, may also adversely affect the prevailing market price of our common stock.

If the goodwill that we recorded in connection with a business acquisition becomes impaired, it could require charges to earnings, which would have a negative impact on our financial condition and results of operations.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets we acquired in connection with the purchase. We review goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of the asset might be impaired. We determine impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Estimates of fair value are determined based on a complex model using cash flows, the fair value of our Company as determined by our stock price, and company comparisons. If management's estimates of future cash flows are inaccurate, fair value determined could be inaccurate and impairment may not be recognized in a timely manner. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. There can be no assurance that our future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on our financial condition and results of operations.

Our decisions regarding the fair value of assets acquired could be different than initially estimated, which could materially and adversely affect our business, financial condition and results of operations.

In business combinations, we acquire significant portfolios of loans that are marked to their estimated fair value. There is no assurance that the acquired loans will not suffer deterioration in value. The fluctuations in national, regional and local economic conditions, including those related to local residential, commercial real estate and construction markets, may increase the level of charge offs in the loan portfolio that we acquire and correspondingly reduce our net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse effect on our business, financial condition, and results of operations.

We must effectively manage our branch growth strategy.

We seek to expand our franchise safely and consistently. A successful growth strategy requires us to manage multiple aspects of our business simultaneously, such as following adequate loan underwriting standards, balancing loan and deposit growth without increasing interest rate risk or compressing our net interest margin, maintaining sufficient capital, maintaining proper system and controls, and recruiting, training and retaining qualified professionals. We also may experience a lag in profitability associated with new branch openings. As part of our general growth strategy we may expand into additional communities or attempt to strengthen our position in our current markets by opening new offices, subject to any regulatory constraints on our ability to open new offices. To the extent that we are able to open additional offices, we are likely to experience the effects of higher operating expenses relative to operating income from the new operations for a period of time which could have a material adverse effect on our business, financial condition and results of operations.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement or may acquire new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and new products and services we may invest significant time and resources. We may not achieve target timetables for the introduction and development of new lines of business and new products or services and price and profitability targets may not prove feasible. External factors, such as regulatory compliance obligations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Capital

We may be subject to more stringent capital requirements in the future.

We are subject to current and changing regulatory requirements specifying minimum amounts and types of capital that we must maintain. The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect customer and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and could materially adversely affect our business, financial condition and results of operations.

We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance, would be adversely affected.

We face significant capital and other regulatory requirements as a financial institution. We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Any occurrence that may limit our access to the capital markets may adversely affect our capital costs and our ability to raise capital. Moreover, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. We, therefore, may not be able to raise additional capital if needed or on terms acceptable to us.

Risks Related to our Management

We are highly dependent on our management team, and the loss of our senior executive officers or other key employees could harm our ability to implement our strategic plan, impair our relationships with customers and adversely affect our business, financial condition and results of operations.

Our success depends, in large degree, on the skills of our management team and our ability to retain, recruit and motivate key officers and employees. Our senior management team has significant industry experience, and their knowledge and relationships would be difficult to replace. Leadership changes will occur from time to time, and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. Competition for senior executives and skilled personnel in the financial services and banking industry is intense, which means the cost of hiring, paying incentives and retaining skilled personnel may continue to increase. We need to continue to attract and retain key personnel and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. Our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may increase our potential costs and may be restricted by applicable banking laws and regulations. The loss of the services of any senior executive or other key personnel, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Reputation and Operations

Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our business, financial condition and results of operations.

We are a community bank, and our reputation is one of the most valuable components of our business. Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, and questionable or fraudulent activities of our customers. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers, investors and employees, costly litigation, a decline in revenues and increased governmental regulation and have a material adverse effect on business, financial condition and results of operations.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our risk management framework may not be effective under all circumstances and may not adequately mitigate any risk or loss to us. If our risk management framework is not effective, we could suffer unexpected losses and our business, financial condition and results of operations could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

Interruptions, cyber-attacks, fraudulent activity or other security breaches could have a material adverse effect on our business.

In the normal course of business, we directly or through third parties collect, store, share, process and retain sensitive and confidential information regarding our customers. We devote significant resources and management focus to ensuring the integrity of our systems, against damage from fires or other natural disasters; power or telecommunications failures; acts of terrorism or wars or other catastrophic events; breaches, physical break-ins or errors resulting in interruptions and unauthorized disclosure of confidential information, through information security and business continuity programs. Notwithstanding, our facilities and systems are vulnerable to interruptions, external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, force majeure events, or other similar events.

As a bank, we are susceptible to fraudulent activity that may be committed against us or our customers, which may result in financial losses or increased costs to us or our customers, disclosure or misuse of our information or our customer's information, misappropriation of assets, privacy breaches against our customers, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Reported incidents of fraud and other financial crimes have increased through the U.S. We have also experienced losses due to apparent fraud and other financial crimes. Increased use of the Internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and operations, coupled with the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others increases our security risks. In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers continue to engage in attacks against large financial institutions. These attacks include denial of service attacks designed to disrupt external customer facing services, and ransomware attacks designed to deny organizations access to key internal resources or systems. While we have policies and procedures designed to prevent such losses, there can be no assurance that such losses will not occur. We are not able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. We employ detection and response mechanisms designed to contain and mitigate security incidents, but early detection may be thwarted by sophisticated attacks and malware designed to avoid detection. The payment methods that we offer are subject to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems where we may be liable for losses. Breaches of information security also may occur through intentional or unintentional acts by those having access to our systems or our customers' or counterparties' confidential information, including employees.

The access by unauthorized persons to, or the improper disclosure by us of, confidential information regarding our customers or our own proprietary information, software, methodologies and business secrets, failures or disruptions in our communications, information and technology systems, or our failure to adequately address them, could negatively affect our customer relationship management, general ledger, deposit, loan or other systems. We cannot assure that such breaches, failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third parties on which we rely. Our insurance may not fully cover all types of losses. The occurrence of any failures or interruptions of our communications, information and technology systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition or results of operations. We could be required to provide notices of security breaches. Such failures could result in increased regulatory scrutiny, legal liability, a loss of confidence in the security of our systems, our payment cards, products and services, and negative effects on our brand which could have a material adverse effect on our business, financial condition and results of operations.

Our operations could be interrupted by our third-party service providers experiencing difficulty in providing their services, terminating their services or failing to comply with banking regulations.

We depend to a significant extent on relationships with third party service providers. Specifically, we utilize third party core banking services and receive credit card and debit card services, branch capture services, Internet banking services and services complementary to our banking products from various third party service providers. These types of third party relationships are subject to increasingly demanding regulatory requirements where we must maintain and continue to enhance our due diligence and ongoing monitoring and control over our third party vendors. We may be required to renegotiate our agreements to meet these enhanced requirements, which could increase our costs. If our service providers experience difficulties or terminate their services and we are unable to replace them, our operations could be interrupted. It may be difficult for us to timely replace some of our service providers, which may be at a higher cost due to the unique services they provide. A third party provider may fail to provide the services we require, or meet contractual requirements, comply with applicable laws and regulations, or suffer a cyber-attack or other security breach. We expect that our regulators will hold us responsible for deficiencies of our third party relationships which could result in enforcement actions, including civil money penalties or other administrative or judicial penalties or fines, or customer remediation, any of which could have a material adverse effect on our business, financial condition and results of operations.

Employee misconduct could expose us to significant legal liability and reputational harm.

We are vulnerable to reputational harm because we operate in an industry in which integrity and the confidence of our customers are of critical importance. Our employees could engage in fraudulent, illegal, wrongful or suspicious activities, and/or activities resulting in consumer harm that adversely affects our customers and/or our business. The precautions we take to detect and prevent such misconduct may not always be effective and regulatory sanctions and/or penalties, serious harm to our reputation, financial condition, customer relationships and ability to attract new customers. In addition, improper use or disclosure of confidential information by our employees, even if inadvertent, could result in serious harm to our reputation, financial condition and current and future business relationships. If our internal controls against operational risks fail to prevent or detect an occurrence of such employee error or misconduct, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on the accuracy and completeness of information provided by customers and counterparties and any misrepresented information could adversely affect our business, financial condition and results of operations.

In deciding whether to extend credit or to enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. Some of the information regarding customers provided to us is also used in our proprietary credit decision making and scoring models, which we use to determine whether to do business with customers and the risk profiles of such customers which are subsequently utilized by counterparties who lend us capital to fund our operations. We may also rely on representations of customers and counterparties as to the accuracy and completeness of that information. In deciding whether to extend credit, we may rely upon our customers' representations that their financial statements conform to Generally Accepted Accounting Principles ("GAAP") and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on customer representations and certifications, or other audit or accountants' reports, with respect to the business and financial condition of our customers. Whether a misrepresentation is made by the applicant, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. We may not detect all misrepresented information in our originations or from service providers we engage to assist in the approval process. Any such misrepresented information could have a material adverse effect on our business, financial condition and results of operations

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG-related compliance costs for us as well as among our suppliers, vendors and various other parties within our supply chain could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, access to capital, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.

Risks from Competition

We face strong competition from financial services companies and other companies that offer commercial banking services, which could harm our business.

We face substantial competition in all phases of our operations from a variety of different competitors. Our competitors, including larger commercial banks, community banks, savings and loan associations, mutual savings banks, credit unions, consumer finance companies, insurance companies, securities dealers, brokers, mortgage bankers, investment advisors, money market mutual funds and other financial institutions, compete with lending and deposit gathering services offered by us. Many of these competing institutions have much greater financial and marketing resources than we have. Due to their size, many competitors can achieve larger economies of scale and may offer a broader range of products and services than we can. If we are unable to offer competitive products and services, our business may be negatively affected. Some of the financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies and federally insured financial institutions or are not subject to increased supervisory oversight arising from regulatory examinations. As a result, these non-bank competitors have certain advantages over us in accessing funding and in providing various services.

We anticipate intense competition will continue for the coming year due to the recent consolidation of many financial institutions and more changes in legislature, regulation and technology. Further, we expect loan demand to continue to be challenging due to the uncertain economic climate and the intensifying competition for creditworthy borrowers, both of which could lead to loan rate concession pressure and could impact our ability to generate profitable loans. We expect we may see tighter competition in the industry as banks seek to take market share in the most profitable customer segments, particularly the small business segment and the mass affluent segment, which offers a rich source of deposits as well as more profitable and less risky customer relationships. Further, with the rebound of higher interest rates our deposit customers may perceive alternative investment opportunities as providing superior expected returns. Efforts and initiatives we undertake to retain and increase deposits, including deposit pricing, can increase our costs. When our customers move money into higher yielding deposits or in favor of alternative investments, we can lose a relatively inexpensive source of funds, thus increasing our funding costs.

New technology and other changes are allowing parties to effectuate financial transactions that previously required the involvement of banks. For example, consumers can maintain funds in brokerage accounts or mutual funds that would have historically been held as bank deposits. Consumers can also complete transactions such as paying bills and transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits.

Increased competition in our markets may result in reduced loans, deposits, and fee income, as well as reduced net interest margin and profitability. If we are unable to attract and retain banking customers and expand our loan and deposit growth, then we may be unable to continue to grow our business which could have a material adverse effect on our financial condition and results of operations.

We have a continuing competitive need for technological change, and we may not have the resources to effectively implement new technology or we may experience operational challenges when implementing new technology.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we do. As a result, they may be able to offer additional or superior products to those that we will be able to offer, which would put us at a competitive disadvantage. We may not be able to effectively implement new, technology-driven products and services or be successful in marketing these products and services to our customers. In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. Failure to successfully keep pace with technological change affecting the financial services industry and avoid interruptions, errors and delays could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Other Business

The costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial condition and results of operations.

We are and will continue to be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. It is inherently difficult to assess the outcome of these matters, and we may not prevail in any proceedings or litigation. Any claims and lawsuits, and the disposition of such claims and lawsuits, whether through settlement, or litigation, could be time-consuming and expensive to resolve, divert management attention from executing our business plan, and lead to attempts on the part of other parties to pursue similar claims. Any claims asserted against us, regardless of merit or eventual outcome may harm our reputation. To mitigate the cost of some of these claims, we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations. However, our insurance coverage does not cover any civil monetary penalties or fines imposed by government authorities and may not cover all other claims that might be brought against us, including certain wage and hour class, collective and representative actions brought by customers, employees or former employees, and ponzi schemes. In addition, such insurance coverage may not continue to be available to us at a reasonable cost or at all. As a result, we may be exposed to substantial uninsured liabilities. Substantial legal liability or significant regulatory action against us could cause significant reputational harm to us and could have a material adverse impact on our business, financial condition, and results of operations

Uncertainty relating to LIBOR calculation process and potential phasing out of LIBOR may adversely affect us.

The Financial Conduct Authority in the United Kingdom, which regulates LIBOR, will not guarantee the continuation of LIBOR on the current basis after 2021. Regulators, industry groups, and certain committees (e.g., the Alternative Reference Rates Committee) have, among other things, published recommended fallback language for LIBOR-linked financial instruments, identified recommended alternatives for certain LIBOR rates. The Federal Reserve selected a new index calculated by short-term repurchase agreements, backed by Treasury securities ("SOFR") to replace LIBOR. SOFR differs in its methodology from LIBOR in that it is a secured funding rate and calculated on a backward looking basis, and because the SOFR rate is new, the correlation with funding costs of financial institutions is uncertain. Whether or not SOFR attains market acceptance as a LIBOR replacement tool remains in question. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates and the value of LIBOR-based loans, and to a lesser extent, securities in our portfolio, and may impact the availability and cost of hedging instruments and borrowings, including the rates we pay on our subordinated debentures. Once LIBOR rates are no longer available, we may be subject to disputes or litigation with customers and creditors over the appropriateness or comparability to LIBOR of the substitute indices, which could have an adverse effect on our business, financial condition and results of operations.

Our ability to access markets for funding and acquire and retain customers could be adversely affected by the deterioration of other financial institutions or the financial service industry's reputation.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have a material adverse effect on our business, financial condition and results of operations.

Severe weather, natural disasters, pandemics, acts of war or terrorism, social unrest and other external events could significantly impact our business.

Severe weather, natural disasters (including fires, earthquakes, and floods), wide spread disease or pandemics (such as COVID-19), acts of war or terrorism, social unrest and other adverse external events could have a significant impact on our ability to conduct business. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. The majority of our branches are located in the San Jose, San Francisco, Oakland areas, which in the past have experienced both severe earthquakes and wildfires. We do not carry earthquake insurance on our properties. Earthquakes, wildfires or other natural disasters could severely disrupt our operations. In addition, our customers and loan collateral may be severely impacted by such events, resulting in losses. Operations in our market could be disrupted by both the evacuation of large portions of the population as well as damage to and/or lack of access to our banking and operation facilities. Although management has established disaster recovery policies and procedures, the occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

Climate change could have a material negative impact on the Company and our customers.

The Company's business, as well as the operations and activities of our clients, could be negatively impacted by climate change. Climate change presents both immediate and long-term risks to the Company and its clients, and these risks are expected to increase over time. Climate change presents multi-faceted risks, including: operational risk from the physical effects of climate events on the Company and its clients' facilities and other assets; credit risk from borrowers with significant exposure to climate risk; transition risks associated with the transition to a less carbon-dependent economy; and reputational risk from stakeholder concerns about our practices related to climate change, the Company's carbon footprint, and the Company's business relationships with clients who operate in carbon-intensive industries.

Federal and state banking regulators and supervisory authorities, investors, and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their clients, which may result in financial institutions coming under increased pressure regarding the disclosure and management of their climate risks and related lending and investment activities. Given that climate change could impose systemic risks upon the financial sector, either via disruptions in economic activity resulting from the physical impacts of climate change or changes in policies as the economy transitions to a less carbon-intensive environment, the Company may face regulatory risk of increasing focus on the Company's resilience to climate-related risks, including in the context of stress testing for various climate stress scenarios. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit, and reputational risks and costs.

With the increased importance and focus on climate change, we are making efforts to enhance our governance of climate change-related risks and integrate climate considerations into our risk governance framework. Nonetheless, the risks associated with climate change are rapidly changing and evolving in an escalating fashion, making them difficult to assess due to limited data and other uncertainties. We could experience increased expenses resulting from strategic planning, litigation, and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny, and reduced investor and stakeholder confidence due to our response to climate change and our climate change strategy, which, in turn, could have a material negative impact on our business, results of operations, and financial condition.

Risks Related to Finance and Accounting

Accounting estimates and risk management processes rely on analytical models that may prove inaccurate resulting in a material adverse effect on our business, financial condition and results of operations.

The processes we use to estimate probable incurred loan losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depends upon the use of analytical models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are adequate, the models using those assumptions may prove to be inadequate or inaccurate because of other flaws in their design or their implementation. If the models we use for interest rate risk and asset-liability management are inadequate, we may incur increased or unexpected losses upon changes in market interest rates or other market measures. If the models we use for determining our probable loan losses are inadequate, the allowance for credit losses on loans may not be sufficient to support future charge-offs. If the models we use to measure the fair value of financial instruments are inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what we could realize upon sale or settlement of such financial instruments. Any such failure in our analytical models could result in losses that could have a material adverse effect on our business, financial condition and results of operations.

Changes in accounting standards could materially impact our financial statements.

From time to time, the FASB or the SEC, may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements. Restating or revising our financial statements may result in reputational harm or may have other adverse effects on us.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business and stock price.

We are required to comply with the SEC's rules implementing Section 302, Section 404, and Section 906 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. In particular, we are required to certify our compliance with Section 404 of the Sarbanes-Oxley Act, which requires us to furnish annually a report by management on the effectiveness of our internal control over financial reporting and our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting.

If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors, counterparties and customers may lose confidence in the accuracy and completeness of our financial statements and reports; our liquidity, access to capital markets and perceptions of our creditworthiness could be adversely affected; and the market price of our common stock could decline. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, the Federal Reserve, the FDIC, the DFPI or other regulatory authorities, which could require additional financial and management resources. These events could have a material adverse effect on our business and stock price.

We have significant deferred tax assets and cannot assure that it will be fully realized.

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax basis of assets and liabilities computed using enacted tax rates. We regularly assess available positive and negative evidence to determine whether it is more likely than not that our net deferred tax assets will be realized. Realization of a deferred tax asset requires us to apply significant judgment and is inherently speculative because it requires estimates that cannot be made with certainty. At December 31, 2022, we had a net deferred tax asset of $32.2 million. If we were to determine at some point in the future that we will not achieve sufficient future taxable income to realize our net deferred tax asset, we would be required, under generally accepted accounting principles, to establish a full or partial valuation allowance which would require us to incur a charge to income for the period in which the determination was made.

Risks Related to Legislative and Regulatory Developments

We are subject to extensive government regulation that could limit or restrict our activities, which in turn may adversely impact our ability to increase our assets and earnings.

We operate in a highly regulated environment and are subject to supervision and regulation by a number of governmental regulatory agencies, including the Federal Reserve, the DFPI and the FDIC. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels, and other aspects of our operations. These bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. The laws and regulations applicable to the banking industry could change at any time and we cannot predict the effects of these changes on our business, profitability or growth strategy. Increased regulation could increase our cost of compliance and adversely affect profitability. Moreover, certain of these regulations contain significant punitive sanctions for violations, including monetary penalties and limitations on a bank's ability to implement components of its business plan, such as expansion through mergers and acquisitions or the opening of new branch offices. In addition, changes in regulatory requirements can significantly affect the services that we provide as well as the costs associated with compliance efforts. Furthermore, government policy and regulation, particularly as implemented through the Federal Reserve System, significantly affect credit conditions. Negative developments in the financial industry and the impact of new legislation and regulation in response to those developments could negatively impact our business operations and adversely impact our financial performance. In addition, adverse publicity and damage to our reputation arising from the failure or perceived failure to comply with legal, regulatory or contractual requirements could affect our ability to attract and retain customers.

Legislative and regulatory actions taken now or in the future may impact our business, governance structure, financial condition or results of operations. Proposed legislative and regulatory actions, including changes to financial regulation and the corporate tax law, may not occur on the timeframe that is expected, or at all, which could result in additional uncertainty for our business.

New proposals for legislation continue to be introduced in the U.S. Congress that could substantially increase regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Presently, in addition to refining existing regulations implemented after the 2008-2010 financial crisis, the banking regulators are also focusing their attention on certain policy areas, such as climate risk, digital currencies, and technological innovation. This new focus may require us to invest significant management attention and resources to evaluate and make any changes required by the legislation and accompanying rules.

Certain aspects of current or proposed regulatory or legislative changes, including to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have a material adverse effect on our business, financial condition and results of operations. In addition, any proposed legislative or regulatory changes, including those that could benefit our business, financial condition and results of operations, may not occur on the timeframe that is proposed, or at all, which could result in additional uncertainty for our business.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The Federal Reserve and the DFPI periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have an adverse effect on our business, financial condition and results of operations.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose non-discriminatory lending and other requirements on financial institutions. The U.S. Department of Justice and other federal agencies, including the FDIC and the CFPB, are responsible for enforcing these laws and regulations. A successful challenge to an institution's performance under the Community Reinvestment Act, fair lending and other compliance laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. The costs of defending, and any adverse outcome from, any such challenge could damage our reputation or could have a material adverse effect on our business, financial condition and results of operations.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act of 1999 which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial condition and results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock

An investment in our common stock is not an insured deposit.

An investment in our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described herein, and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility. In some cases, the markets have produced downward pressure on stock prices for certain issuers without regard to those issuers' underlying financial strength. As a result, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur.

The trading price of the shares of our common stock will depend on many factors, which may change from time to time and which may be beyond our control, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales or offerings of our equity or equity related securities, and other factors identified above under "Cautionary Note Regarding Forward Looking Statements" and "Risk Factors" contained in this report. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock some of which are out of our control. Among the factors that could affect our stock price are:

- changes in business and economic condition;

- actual or anticipated quarterly fluctuations in our operating results and financial condition;
- actual occurrence of one or more of the risk factors outlined above;
- recommendations by securities analysts or failure to meet, securities analysts' estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;
- speculation in the press or investment community generally or relating to our reputation, our operations, our market area, our competitors or the financial services industry in general;
- strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;
- actions by institutional investors;
- fluctuations in the stock price and operating results of our competitors;
- future sales of our equity, equity related or debt securities;
- proposed or adopted regulatory changes or developments;
- anticipated or pending investigations, proceedings, or litigation that involve or affect us;
- the level and extent to which we do or are allowed to pay dividends;
- trading activities in our common stock, including short selling;
- deletion from well-known index or indices;
- domestic and international economic factors unrelated to our performance; and
- general market conditions and, in particular, developments related to market conditions for the financial services industry.

The trading volume in our common stock is less than that of other larger financial services companies.

Although our common stock is listed for trading on the Nasdaq, its trading volume is less than that of other, larger financial services companies, and investors are not assured that a liquid market will exist at any given time for our common stock. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace at any given time of willing buyers and sellers of our common stock. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

Our dividend policy may change without notice, and our future ability to pay dividends is subject to restrictions.

Historically, our board of directors has declared quarterly dividends on our common stock. However, we have no obligation to continue doing so and may change our dividend policy at any time without notice to holders of our common stock. Holders of our common stock are only entitled to receive such cash dividends as our board of directors, in its discretion, may declare out of funds legally available for such payments. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends paid to holders of our common stock.

HCC is a separate and distinct legal entity from HBC. We receive substantially all of our revenue from dividends paid to us by HBC, which we use as the principal source of funds to pay our expenses and to pay dividends to our shareholders, if any. Various federal and/or state laws and regulations limit the amount of dividends that HBC may pay us. If the HBC does not receive regulatory approval or does not maintain a level of capital sufficient to permit it to make dividend payments to us while maintaining adequate capital levels, our ability to pay our expenses and our business, financial condition and results of operations could be materially adversely impacted.

As a bank holding company, we are subject to regulation by the Federal Reserve. The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization's overall asset quality, current and prospective earnings and level, composition and quality of capital. The guidance provides that we inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, including interest on our debt obligations. If required payments on our debt obligations are not made or are deferred, or dividends on any preferred stock we may issue are not paid, we will be prohibited from paying dividends on our common stock.

The Capital Rules also introduced a new capital conservation buffer on top of the minimum risk-based capital ratios. Failure to maintain a capital conservation buffer above certain levels will result in restrictions on the Company's ability to make dividend payments, redemptions or other capital distributions. These requirements, and any other new regulations or capital distribution constraints, could adversely affect the ability of the Company to pay dividends to HCC and, in turn, affect our ability to pay dividends on our common stock.

We have limited the circumstances in which our directors will be liable for monetary damages.

We have included in our articles of incorporation a provision to eliminate the liability of directors for monetary damages to the maximum extent permitted by California law. The effect of this provision will be to reduce the situations in which we or our shareholders will be able to seek monetary damages from our directors.

Our bylaws also have a provision providing for indemnification of our directors and executive officers and advancement of litigation expenses to the fullest extent permitted or required by California law, including circumstances in which indemnification is otherwise discretionary. Also, we have entered into agreements with our officers and directors in which we similarly agreed to provide indemnification that is otherwise discretionary. Such indemnification may be available for liabilities arising in connection with future offerings.

Future equity issuances could result in dilution, which could cause our common stock price to decline.

We are generally not restricted from issuing additional shares of our common stock, up to the 100 million shares of voting common stock and 10 million shares of preferred stock authorized in our articles of incorporation (subject to Nasdaq shareholder approval rules), which in each case could be increased by a vote of a majority of our shares. We may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Although there are currently no shares of our preferred stock issued and outstanding, our articles of incorporation authorize us to issue up to 10 million shares of one or more series of preferred stock. The board also has the power, without shareholder approval (subject to Nasdaq shareholder approval rules), to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our shareholders may impede a takeover of us and prevent a transaction perceived to be favorable to our shareholders.

The holders of our debt obligations will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and dividends.

The holders of our debt obligations will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and dividends.

In any liquidation, dissolution or winding up of the Company, our common stock would rank below all claims of the holders of outstanding debt issued by the Company. As of December 31, 2022, we had $40.0 million principal amount of subordinated notes outstanding due May 15, 2032. In such event, holders of our common stock would not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of the Company until after all of the Company's obligations to the debt holders were satisfied and holders of the subordinated debt had received any payment or distribution due to them. In addition, we are required to pay interest on the subordinated notes and if we are in default in the payment of interest we would not be able to pay any dividends on our common stock.

Provisions in our charter documents and California law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

Our articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of our board of directors or management more difficult. Such provisions include a requirement that shareholder approval for any action proposed by the Company must be obtained at a shareholders meeting and may not be obtained by written consent. Our bylaws provide that shareholders seeking to make nominations of candidates for election as directors, or to bring other business before an annual meeting of the shareholders, must provide timely notice of their intent in writing and follow specific procedural steps in order for nominees or shareholder proposals to be brought before an annual meeting.

Provisions of our charter documents and the California General Corporation Law, or the CGCL, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial by our shareholders. Furthermore, with certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Under the California Financial Code, no person may, directly or indirectly, acquire control of a California state bank or its holding company unless the DFPI has approved such acquisition of control. A person would be deemed to have acquired control of HBC if such person, directly or indirectly, has the power (i) to vote 25% or more of the voting power of HBC or (ii) to direct or cause the direction of the management and policies of HBC. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock would be presumed to control HBC. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. Moreover, the combination of these provisions effectively inhibits certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

The main and executive offices of Heritage Commerce Corp and Heritage Bank of Commerce are located at 224 Airport Parkway in San Jose, California 95110, with branch offices located at 15575 Los Gatos Boulevard in Los Gatos, California 95032, at 3137 Stevenson Boulevard in Fremont, California 94538, at 387 Diablo Road in Danville, California 94526, at 300 Main Street in Pleasanton, California 94566, at 1990 N. California Boulevard in Walnut Creek, California 94596, at 1987 First Street in Livermore, California 94550, at 18625 Sutter Boulevard in Morgan Hill, California 95037, at 7598 Monterey Street in Gilroy, California 95020, at 351 Tres Pinos Road in Hollister, California 95023, at 419 S. San Antonio Road in Los Altos, California 94022, at 333 W. El Camino Real in Sunnyvale, California 94087, at 325 Lytton Avenue in Palo Alto, California 94301, at 400 S. El Camino Real in San Mateo, California, 94402, at 2400 Broadway in Redwood City, California 94063, at 120 Kearny Street in San Francisco, California 94108, at 999 5th Avenue in San Rafael, California 94901 and at 1111 Broadway in Oakland, California 94607. Bay View Funding's administrative offices are located at 224 Airport Parkway, San Jose, California 95110.

Main Offices

The main office of HBC, the San Jose branch office of HBC and the Bay View Funding administrative office are located at 224 Airport Parkway in San Jose, consisting of approximately 54,910 square feet in a six-story Class-A type office building, which are subject to a direct lease dated June 27, 2019, which expires on July 31, 2030. The current monthly rent payment is $216,006, subject to 3% annual increases. The Company has reserved the right to extend the term of the lease for one additional period of five years.

Branch Offices

In June of 2007, as part of the acquisition of Diablo Valley Bank, the Company took ownership of an 8,285 square foot one-story commercial office building, including the land, located at 387 Diablo Road in Danville, California.

In March of 2018, the Company extended its lease for approximately 3,022 square feet on the first floor of a three-story multi-tenant office building located at 333 West El Camino Real in Sunnyvale, California. The current monthly rent payment is $18,805, subject to annual increases of 3% until the lease expires on May 31, 2023. The Company has announced that it is closing the Sunnyvale branch office on April 28, 2023.

In November of 2018, the Company extended its lease for approximately 1,920 square feet in a one-story stand-alone building located in an office complex at 15575 Los Gatos Boulevard in Los Gatos, California. The current monthly rent payment is $7,563, subject to annual increases of 3% until the lease expires on November 30, 2023. The Company has reserved the right to extend the term of the lease for one additional period of five years.

In May of 2019, the Company amended its lease for approximately 4,096 square feet in a one-story stand-alone office building located at 300 Main Street in Pleasanton, California. The current monthly rent payment is $22,374, subject to 3% annual increases until the lease expires on April 30, 2026. The Company has reserved the right to extend the term of the lease for two additional periods of five years.

In June of 2019, the Company extended its lease for an additional five years for approximately 3,391 square feet in a two-story multi-tenant commercial center located at 351 Tres Pinos in Hollister, California. The current monthly rent payment is $5,213, subject to 3% annual increases until the lease expires on June 30, 2024.

In August of 2019, the Company extended its lease for approximately 3,772 square feet on the first and second floors in a two-story multi-tenant multi-use building located at 1987 First Street in Livermore, California. The current monthly rent payment is $9,045, until the lease expires on September 30, 2024. The Company has reserved the right to extend the term of the lease for one additional period of five years.

In October of 2019, as part of the acquisition of Presidio Bank, the Company assumed a lease for approximately 4,154 square feet on the first floor in a multi-tenant office building located at 325 Lytton Avenue in Palo Alto, California. The current monthly rent payment is $40,966, subject to annual increases of 3% until the lease expires on January 31, 2025. The Company has reserved the right to extend the lease for one additional period of five years.

In October of 2019, also as part of the acquisition of Presidio Bank, the Company assumed a lease for approximately 7,029 square feet on the first floor in a multi-tenant office building located at 1990 N. California Boulevard in Walnut Creek, California. The current monthly rent payment is $29,733, subject to annual increases of 3% until the lease expires December 31, 2027. The Company has reserved the right to extend the lease for one additional period of five years.

In October of 2019, also as part of the acquisition of Presidio Bank, the Company assumed a lease for approximately 3,063 square feet on the first floor in a multi-tenant office building located at 400 S. Camino Real in San Mateo, California expiring on October 31,2024. In January 2020, The Company amended the lease expiration date to October 31, 2030 and executed a new lease for an additional space on the tenth floor for approximately 5,023 square feet. The current monthly rent payment for the combined space of approximately 8,086 square feet is $59,928, subject to annual increases of 3% until the lease expires October 31, 2030. The Company has reserved the right to extend the lease for two additional period of five years.

In February 2020, the Company extended its lease for approximately 3,172 square feet in a one-story multi-tenant multi-use building located at 3137 Stevenson Boulevard in Fremont, California. The current monthly rent payment is $10,432, subject to annual increases of 3% until the lease expires on February 29, 2024. The Company has reserved the right to extend the term of the lease for one additional period of three years.

In January of 2021, the Company amended and extended its lease for approximately 6,233 square feet on the twenty third floor in a multi-tenant office building located at 120 Kearny Street in San Francisco, California. The current monthly rent payment is $45,475, subject to annual increases of 3% until the lease expires on March 31, 2026. The Company has reserved the right to extend the term of the lease for one additional period or five years.

In May of 2021, the Company extended its lease for approximately 4,716 square feet in a one-story multi-tenant office building located at 18625 Sutter Boulevard in Morgan Hill, California. The current monthly rent payment is $6,013, subject to annual increases of 2% until the lease expires on October 31, 2026. The Company has reserved the right to extend the term of the lease for one additional period of five years.

In May of 2021, the Company extended its lease for approximately 2,505 square feet on the first floor in a three-story multi-tenant multi-use building located at 7598 Monterey Street in Gilroy, California. The current monthly rent payment is $6,104 until the lease expires on September 30, 2023. The Company has reserved the right to extend the term of the lease for one additional period of two years.

In December of 2021, the Company entered into a new lease agreement for approximately 4,099 square feet on the sixteenth floor in a multi-tenant office building located at 1111 Broadway in Oakland, CA. The current monthly rent payment is $23,569, subject to annual increases of 3% until the lease expires on June 30, 2029. The Company has reserved the right to extend the term of the lease for one additional period of five years.

In April of 2022, the Company extended its lease for approximately 2,369 square feet on the first floor of a two-story multi-tenant multi-use building located at 2400 Broadway in Redwood City, California. The current monthly rent payment is $14,398 until the lease expires on October 31, 2024.

In August of 2022, the Company extended its lease for approximately 4,188 square feet on the first floor in a multi-tenant office building located at 999 5th Avenue in San Rafael, California. The current monthly rent payment is $17,704, subject to annual increases of 3% until the lease expires on December 31, 2027. The Company has reserved the right to extend the lease for one additional period of five years.

In January of 2023, the Company extended its lease for approximately 5,213 square feet on the first floor in a two-story multi-tenant office building located at 419 S. San Antonio Road in Los Altos, California. The current monthly rent payment is $31,968, subject to annual increases of 3% until the lease expires on April 30, 2030. The Company has reserved the right to extend the term of the lease for one additional period of five years.

Bay View Funding Office

The Bay View Funding administrative office is located at 224 Airport Parkway in San Jose, California, consisting of approximately 7,849 square feet and is subject to a sublease with Heritage Bank of Commerce dated March 6, 2020. The current monthly rent payment is $29,968, which is included in the main office of HBC's total rent of $216,006, subject to 3% annual increases until the sublease expires July 31, 2030.

For additional information on operating leases and rent expense, refer to Note 7 to the Consolidated Financial Statements following "Item 15 — *Exhibits and Financial Statement Schedules*."

ITEM 3. *LEGAL PROCEEDINGS*

We evaluate all claims and lawsuits with respect to their potential merits, our potential defenses and counterclaims, settlement or litigation potential and the expected effect on us. The outcome of any claims or litigation, regardless of the merits, is inherently uncertain. Any claims and other lawsuits, and the disposition of such claims and lawsuits, whether through settlement or litigation, could be time-consuming and expensive to resolve, divert our attention from executing our business plan, result in efforts to enjoin our activities, and lead to attempts by third parties to seek similar claims.

For more information regarding legal proceedings, see Note 15 "Commitments and Contingencies" to the consolidated financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

<center>**PART II**</center>

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's common stock is listed on the NASDAQ Global Select Market under the symbol "HTBK."

The closing price of our common stock on February 9, 2023 was $12.17 per share as reported by the NASDAQ Global Select Market.

As of February 9, 2023, there were approximately 808 holders of record of common stock. There are no other classes of common equity outstanding.

Dividend Policy

The amount of future dividends will depend upon our earnings, financial condition, capital requirements and other factors, and will be determined by our Board of Directors on a quarterly basis. It is Federal Reserve policy that bank holding companies generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also Federal Reserve policy that bank holding companies not maintain dividend levels that undermine the holding company's ability to be a source of strength to its banking subsidiaries. Additionally, in consideration of the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. Under the federal Prompt Corrective Action regulations, the Federal Reserve or the FDIC may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as undercapitalized.

As a holding company, our ability to pay cash dividends is affected by the ability of our bank subsidiary, HBC, to pay cash dividends. The ability of HBC (and our ability) to pay cash dividends in the future and the amount of any such cash dividends is and could be in the future further influenced by bank regulatory requirements and approvals and capital guidelines.

The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition, business conditions, regulatory capital requirements and covenants under any applicable contractual arrangements, including agreements with regulatory authorities.

For information on the statutory and regulatory limitations on the ability of the Company to pay dividends and on HBC to pay dividends to HCC see "*Item 1 — Business — Supervision and Regulation — Heritage Commerce Corp – Dividend Payments, Stock Redemptions, and Repurchases and – Heritage Bank of Commerce – Dividend Payments.*"

Performance Graph

The following graph compares the stock performance of the Company from December 31, 2017 to December 31, 2022, to the performance of several specific industry indices. The performance of the S&P 500 Index, NASDAQ Stock Index and NASDAQ Bank Stocks were used as comparisons to the Company's stock performance. Management believes that a performance comparison to these indices provides meaningful information and has therefore included those comparisons in the following graph.



The following chart compares the stock performance of the Company from December 31, 2017 to December 31, 2022, to the performance of several specific industry indices. The performance of the S&P 500 Index, NASDAQ Stock Index and NASDAQ Bank Stocks were used as comparisons to the Company's stock performance.

	Period Ending					
Index	**12/31/17**	**12/31/18**	**12/31/19**	**12/31/20**	**12/31/21**	**12/31/22**
Heritage Commerce Corp *	100	74	84	58	78	85
S&P 500 *	100	94	121	140	178	144
NASDAQ - Total US*	100	96	130	187	227	152
NASDAQ Bank Index*	100	82	100	89	124	101

* Source: S&P Global — (434) 977-1600

ITEM 6. [RESERVED]

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion provides information about the results of operations, financial condition, liquidity, and capital resources of Heritage Commerce Corp (the "Company" or "HCC"), its wholly-owned subsidiary, Heritage Bank of Commerce (the "Bank" or "HBC"), and HBC's wholly-owned subsidiary, CSNK Working Capital Finance Corp, a California Corporation, dba Bay View Funding. This information is intended to facilitate the understanding and assessment of significant changes and trends related to our financial condition and the results of operations. This discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes presented elsewhere in this report. Unless we state otherwise or the context indicates otherwise, references to the "Company," "Heritage," "we," "us," and "our," in this Report on Form 10-K refer to Heritage Commerce Corp and its subsidiaries.

The Company completed its acquisition of Bay View Funding on November 1, 2014. The Company completed its merger with Focus Business Bank ("Focus") on August 20, 2015. The Company completed its merger with Tri-Valley Bank ("Tri-Valley") on April 6, 2018, and the Company completed its merger with United American Bank ("United American") on May 4, 2018. The Company completed its merger with Presidio Bank ("Presidio") on October 11, 2019. These mergers are discussed in more detail below, and in Notes 1 and 8 to the consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the financial statements. Various elements of our accounting policies, by their nature, involve the application of highly sensitive and judgmental estimates and assumptions. Some of these policies and estimates relate to matters that are highly complex and contain inherent uncertainties. It is possible that, in some instances, different estimates and assumptions could reasonably have been made and used by management, instead of those we applied, which might have produced different results that could have had a material effect on the financial statements.

Our most significant accounting policies are described in Note 1 — *Summary of Significant Accounting Policies* in the consolidated financial statements included in this Form 10-K. Certain of these accounting policies require management to use significant judgment and estimates, which can have a material impact on the carrying value of certain assets and liabilities, and we consider these policies to be our critical accounting estimates. The judgment and assumptions made are based upon historical experience, future forecasts, or other factors that management believes to be reasonable under the circumstances. Because of the nature of the judgment and assumptions, actual results could differ from estimates, which could have a material effect on our financial condition and results of operations. The following accounting policies materially affect our reported earnings and financial condition and require significant judgments and estimates. Management has reviewed these critical accounting estimates and related disclosures with our Board of Directors' Audit Committee.

Allowance for Credit Losses on Loans ("ACLL")

On January 1, 2020, the Company adopted the current expected credit loss ("CECL") model under Accounting Standards Update ("ASU") 2016-13 (Topic 326) using the modified retrospective approach. See Note 4 – *Loans and Allowance for Credit Losses on Loans* to the consolidated financial statements and the "*Allowance for Credit Losses on Loans*" section for more information on the ACLL.

The allowance for credit losses on loans represents management's estimate of all expected credit losses over the expected contractual life of the loan portfolio. The ACLL is a valuation amount that is deducted from the amortized cost basis of loans, and is adjusted each period by an expense or credit for credit losses, which is recognized in earnings, and reduced by loan charge-offs, net of recoveries. Determining the appropriateness of the ACLL is complex and requires judgement by management about inherently uncertain factors.

Management utilizes a discounted cash flow methodology to estimate the ACLL. Expected cash flows are estimated for each loan and discounted using the contractual terms of the loan, calculated probabilities of default, loss given default, prepayment and curtailment estimates as well as qualitative factors. The probability of default estimates are generated using a regression models used to estimate the likelihood of a loan being charged-off within the life of the loan. The regression model uses combinations of variables to assess historical loss correlations to economic factors and these variables become model forecast inputs for economic factors that are updated in the model each period. The Bank uses an economic forecast provided by a third-party for these model inputs. These economic factors included variables such as California state gross product, California unemployment rate, California home price index, and a commercial real estate value index. Qualitative factors are also applied by management to reflect increased portfolio risks from such factors as collateral value risk, portfolio growth, or loan grade and performance trends that management has assessed as not being fully captured in the quantitative estimate.

The ACLL represents management's best estimate of potential loan losses, but significant changes in prevailing economic conditions could result in material changes in the allowance. Generally, an improving economic forecast generates a lower ACLL estimate than a weakening economic forecast. One of the most significant judgments used in estimating the ACLL is the reasonable and supportable macroeconomic forecast for the economic factors used in the model. Changes in the macroeconomic forecast, especially for California state gross product and the California unemployment rate, could significantly impact the calculated estimated credit loss. The economic forecast utilized for the ACLL model input is inherently uncertain and many external factors could impact these forecasts. Management reviews the forecast inputs to ensure they are reasonable and supportable, however, changes in local and national economic conditions will impact the allowance level and an increase in the California unemployment rate specifically would have the largest impact on the allowance level. While management utilizes its best judgement and current information available, the adequacy of the ACLL is significantly determined by certain factors outside the Company's control, such as the performance of our loan portfolio, changes in the economic environment including economic uncertainty, changes in interest rates, and any regulatory changes. Additionally, the level of ACLL may fluctuate based on the balance and mix of the loan portfolio.

Qualitative factors are evaluated each period and applied in instances when management assesses that additional risks not captured in the quantitative estimate should be factored into the overall ACLL estimate. These risks include loan performance trends, collateral value risk and portfolio growth characteristics. Changes in the assessment of these qualitative factors could significantly impact the calculated estimated credit loss.

Other key assumptions in the calculation of the ACLL include the forecast and reversion to mean time periods for the economic factor inputs, and prepayment and curtailment assumptions. The model calculation is less sensitive to these assumptions than to the macroeconomic forecast and the application of qualitative factors.

Executive Summary

This summary is intended to identify the most important matters on which management focuses when it evaluates the financial condition and performance of the Company. When evaluating financial condition and performance management looks at certain key metrics and measures. The Company's evaluation includes comparisons with peer group financial institutions and its own performance objectives established in the internal planning process.

The primary activity of the Company is commercial banking. The Company's operations are located in the general San Francisco Bay Area of California in the counties of Alameda, Contra Costa, Marin, San Benito, San Francisco, San Mateo, and Santa Clara. The Company's market includes the cities of Oakland, San Francisco and San Jose and the headquarters of a number of technology based companies in the region known commonly as Silicon Valley. The Company's customers are primarily closely held businesses and professionals.

Performance Overview

For the year ended December 31, 2022, net income was $66.6 million, or $1.09 per average diluted common share, compared to $47.7 million, or $0.79 per average diluted common share, for the year ended December 31, 2021, and $35.3 million, or $0.59 per average diluted common share for the year ended December 31, 2020. The Company's annualized return on average tangible assets was 1.27% and annualized return on average tangible common equity was 15.57% for the year ended December 31, 2022, compared to 0.96% and 11.86%, respectively, for the year ended December 31, 2021, and 0.83% and 9.04%, respectively, for the year ended December 31, 2020.

Factoring Activities - Bay View Funding

	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Total factored receivables at period-end	$ 79,263	$ 53,229
Average factored receivables:		
For the year ended	$ 64,099	$ 52,618
Total full time equivalent employees at period-end	28	31

2022 Highlights

The following are major factors that impacted the Company's results of operations:

- Net interest income increased 23% to $179.9 million for the year ended December 31, 2022, compared to $146.1 million for the year ended December 31, 2021. For the year ended December 31, 2022, the FTE net interest margin increased 52 basis points to 3.57%, compared to 3.05% for the year ended December 31, 2021, primarily due to higher average balances of loans and investment securities, higher average yields on investment securities and overnight funds, partially offset by lower interest and fees on Small Business Administration ("SBA") Paycheck Protection Program ("PPP") loans, a decrease in the accretion of the loan purchase discount into interest income from acquired loans, lower prepayment fees, a lower yield on the Bay View Funding factoring portfolio, and a higher cost of funds.

- The average yield on the total loan portfolio decreased to 4.91% for the year ended December 31, 2022, compared to 5.03% for the year ended December 31, 2021, primarily due to a decrease in interest and fees on PPP loans, a decrease in the accretion of the loan purchase discount into interest income from acquired loans, lower prepayment fees, and an increase in the average balance of lower yielding purchased residential mortgages.

- In aggregate, the remaining net purchase discount on total loans acquired was $4.6 million at December 31, 2022.

- The average cost of deposits was 0.15% for the year ended December 31, 2022, compared to 0.11% for the year ended December 31, 2021.

- There was a $766,000 provision for credit losses on loans for the year ended December 31, 2022, compared to a $3.1 million negative provision for credit losses on loans for the year ended December 31, 2021.

- For the year ended December 31, 2022, total noninterest income increased 4% to $10.1 million, compared to $9.7 million for the year ended December 31, 2021, primarily due to higher income on off-balance sheet deposits, and a $669,000 gain on warrants, partially offset by a lower gain on sale of SBA loans and a lower gain on proceeds from company-owned life insurance during the year ended December 31, 2022.

- Noninterest expense for the year ended December 31, 2022 increased to $94.9 million, compared to $93.1 million for the year ended December 31, 2021, primarily due to higher salaries and employee benefits, higher rent included in occupancy and equipment expense, and higher insurance and information technology related expenses during the year ended December 31, 2022. These increases during 2022 were partially offset by higher legal fees included in professional fees and a reserve for a legal settlement included in other noninterest expense during the year ended December 31, 2021.

- The efficiency ratio for the year ended December 31, 2022 improved to 44.93%, compared to 59.74% for the year ended December 31, 2021, primarily due to an increase in net interest income from the rising interest rate environment.

- Income tax expense for the year ended December 31, 2022 was $27.8 million, compared to $18.2 million for the year ended December 31, 2021. The effective tax rate for the year ended December 31, 2022 was 29.5%, compared to 27.6% for the year ended December 31, 2021.

The following are important factors in understanding our current financial condition and liquidity position:

- Cash, interest bearing deposits in other financial institutions and securities available-for-sale, at fair value, decreased (43%) to $796.2 million at December 31, 2022, from $1.408 billion at December 31, 2021.

- Securities held-to-maturity, at amortized cost, totaled $715.0 million at December 31, 2022, compared to $658.4 million at December 31, 2021.

- Loans, excluding loans held-for-sale, increased $211.2 million, or 7%, to $3.299 billion at December 31, 2022, compared to $3.087 billion at December 31, 2021.

- Total loans at December 31, 2022, included $1.2 million of PPP loans, compared to $88.7 million at December 31, 2021. Total loans at December 31, 2022 included $537.9 million of residential mortgages, compared to $416.7 million at December 31, 2021. Loans, excluding loans held-for-sale, PPP loans and residential mortgages, increased $175.5 million, or 7%, to $2.760 billion at December 31, 2022, compared to $2.584 billion at December 31, 2021.

- Nonperforming assets ("NPAs") were $2.4 million, or 0.05% of total assets at December 31, 2022, compared to $3.7 million, or 0.07% of total assets at December 31, 2021.

- Classified assets were $14.5 million, or 0.28% of total assets, at December 31, 2022, compared to $33.7 million, or 0.61% of total assets, at December 31, 2021.

- Net recoveries totaled $3.5 million for the year ended December 31, 2022, compared to net recoveries of $2.0 million for the year ended December 31, 2021.

- The ACLL at December 31, 2022, was $47.5 million, or 1.44% of total loans, representing 1,959.26% of nonperforming loans. The ACLL at December 31, 2021, was $43.3 million, or 1.40% of total loans, representing 1,158.11% of nonperforming loans.

- Total deposits decreased ($369.8) million, or (8%), to $4.390 billion at December 31, 2022, compared to $4.759 billion at December 31, 2021.

- Deposits, excluding all time deposits and CDARS deposits, decreased ($369.1) million, or (8%), to $4.219 billion at December 31, 2022, compared to $4.588 billion at December 31, 2021.

- Off-balance sheet deposits increased $9.4 million, or 4%, to $254.4 million at December 31, 2022, compared to $245.0 million at December 31, 2021.

- The ratio of noncore funding (which consists of time deposits of $250,000 and over, CDARS deposits, brokered deposits, securities under agreement to repurchase, subordinated debt and short-term borrowings) to total assets was 3.45% at December 31, 2022, compared to 3.14% at December 31, 2021.

- The loan to deposit ratio was 75.14% at December 31, 2022, compared to 64.87% at December 31, 2021.

- The Company's consolidated capital ratios exceeded regulatory guidelines and the Bank's capital ratios exceeded regulatory guidelines for a well-capitalized financial institution under the Basel III regulatory requirements at December 31, 2022.

Capital Ratios	Heritage Commerce Corp	Heritage Bank of Commerce	Well-capitalized Financial Institution Basel III PCA Regulatory Guidelines	Basel III Minimum Regulatory Requirement(1)
Total Capital	14.8 %	14.2 %	10.0 %	10.5 %
Tier 1 Capital.................	12.7 %	13.2 %	8.0 %	8.5 %
Common Equity Tier 1 Capital ...	12.7 %	13.2 %	6.5 %	7.0 %
Tier 1 Leverage	9.2 %	9.5 %	5.0 %	4.0 %

(1) Basel III minimum regulatory requirements for both HCC and HBC include a 2.5% capital conservation buffer, except the leverage ratio.

RESULTS OF OPERATIONS

The Company earns income from two primary sources. The first is interest income, which is interest income generated by earning assets less interest expense on interest-bearing liabilities. The second is noninterest income, which primarily consists of gains on the sale of loans, loan servicing fees, customer service charges and fees, the increase in cash surrender value of life insurance, and gains on the sale of securities. The majority of the Company's noninterest expenses are operating costs that relate to providing a full range of banking services to our customers.

Net Interest Income and Net Interest Margin

The level of net interest income depends on several factors in combination, including growth in earning assets, yields on earning assets, the cost of interest-bearing liabilities, the relative volumes of earning assets and interest-bearing liabilities, and the mix of products that comprise the Company's earning assets, deposits, and other interest-bearing liabilities. Net interest income can also be impacted by the reversal of interest on loans placed on nonaccrual status, and recovery of interest on loans that have been on nonaccrual and are either sold or returned to accrual status. To maintain its net interest margin, the Company must manage the relationship between interest earned and paid.

The following Distribution, Rate and Yield table presents for each of the past three years, the average amounts outstanding for the major categories of the Company's balance sheet, the average interest rates earned or paid thereon, and the resulting net interest margin on average interest earning assets for the periods indicated. Average balances are based on daily averages.

	Year Ended December 31,								
	2022			**2021**			**2020**		
	Average Balance	**Interest Income / Expense**	**Average Yield / Rate**	**Average Balance**	**Interest Income / Expense**	**Average Yield / Rate**	**Average Balance**	**Interest Income / Expense**	**Average Yield / Rate**
				(Dollars in thousands)					
Assets:									
Loans, gross (1)(2)	$ 3,119,006	$ 153,010	4.91 %	$ 2,766,321	$ 139,244	5.03 %	$ 2,631,495	$ 133,169	5.06 %
Securities — taxable	983,137	20,666	2.10 %	534,387	8,678	1.62 %	578,506	11,637	2.01 %
Securities — exempt from Federal tax (3)	40,478	1,372	3.39 %	60,566	1,995	3.29 %	74,849	2,415	3.23 %
Other investments, interest-bearing deposits in other financial institutions and Federal funds sold	908,931	14,068	1.55 %	1,444,356	3,758	0.26 %	786,955	3,757	0.48 %
Total interest earning assets (3)	5,051,552	189,116	3.74 %	4,805,630	153,675	3.20 %	4,071,805	150,978	3.71 %
Cash and due from banks	37,287			39,841			40,401		
Premises and equipment, net	9,574			10,056			9,497		
Goodwill and other intangible assets	180,061			182,887			186,239		
Other assets	122,746			127,880			126,387		
Total assets	$ 5,401,220			$ 5,166,294			$ 4,434,329		
Liabilities and shareholders' equity:									
Deposits:									
Demand, noninterest-bearing	$ 1,863,928			$ 1,834,909			$ 1,638,055		
Demand, interest-bearing	1,224,676	2,415	0.20 %	1,164,556	1,988	0.17 %	891,513	2,035	0.23 %
Savings and money market	1,394,283	3,720	0.27 %	1,251,438	2,195	0.18 %	1,026,319	3,144	0.31 %
Time deposits — under $100	12,587	21	0.17 %	14,924	29	0.19 %	17,659	67	0.38 %
Time deposits — $100 and over	122,018	609	0.50 %	128,753	598	0.46 %	128,461	1,009	0.79 %
CDARS — interest-bearing demand, money market and time deposits	29,708	5	0.02 %	32,305	6	0.02 %	17,889	5	0.03 %
Total interest-bearing deposits	2,783,272	6,770	0.24 %	2,591,976	4,816	0.19 %	2,081,841	6,260	0.30 %
Total deposits	4,647,200	6,770	0.15 %	4,426,885	4,816	0.11 %	3,719,896	6,260	0.17 %
Subordinated debt, net of issuance costs	41,739	2,178	5.22 %	39,827	2,314	5.81 %	39,641	2,320	5.85 %
Short-term borrowings	24	—	— %	45	1	2.22 %	139	1	0.72 %
Total interest-bearing liabilities	2,825,035	8,948	0.32 %	2,631,848	7,131	0.27 %	2,121,621	8,581	0.40 %
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	4,688,963	8,948	0.19 %	4,466,757	7,131	0.16 %	3,759,676	8,581	0.23 %
Other liabilities	104,654			114,381			97,978		
Total liabilities	4,793,617			4,581,138			3,857,654		
Shareholders' equity	607,603			585,156			576,675		
Total liabilities and shareholders' equity	$ 5,401,220			$ 5,166,294			$ 4,434,329		
Net interest income (3) / margin		180,168	3.57 %		146,544	3.05 %		142,397	3.50 %
Less tax equivalent adjustment (3)		(288)			(419)			(507)	
Net interest income		$ 179,880			$ 146,125			$ 141,890	

(1) Includes loans held-for-sale. Nonaccrual loans are included in average balance.

(2) Yield amounts earned on loans include fees and costs. The accretion of net deferred loan fees into loan interest income was $3.4 million for the year ended December 31, 2022 (of which $2.1 million was from PPP loans), compared to $11.3 million for the year ended December 31, 2021 (of which $10.0 million was from PPP loans), and $4.5 million for the year ended December 31, 2020 (of which $3.9 million were from PPP loans). Prepayment fees totaled $1.3 million for the year ended December 31, 2022, compared to $2.7 million for the year ended December 31, 2021, and $1.1 million for the year ended December 31, 2020.

(3) Reflects tax equivalent adjustment for Federal tax exempt income based on a 21% tax rate for the years ended December 31, 2022, 2021 and 2020.

The Volume and Rate Variances table below sets forth the dollar difference in interest earned and paid for each major category of interest-earning assets and interest-bearing liabilities for the noted periods, and the amount of such change attributable to changes in average balances (volume) or changes in average interest rates. Volume variances are equal to the increase or decrease in the average balance multiplied by prior period rates and rate variances are equal to the increase or decrease in the average rate multiplied by the prior period average balance. Variances attributable to both rate and volume changes are equal to the change in rate multiplied by the change in average balance and are included below in the average volume column.

	Year Ended December 31, 2022 vs. 2021			Year Ended December 31, 2021 vs. 2020		
	Increase (Decrease) Due to Change in:			Increase (Decrease) Due to Change in:		
	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
	(Dollars in thousands)					
Income from the interest earning assets:						
Loans, gross	$ 17,184	$ (3,418)	$ 13,766	$ 6,880	$ (805)	$ 6,075
Securities — taxable	9,444	2,544	11,988	(694)	(2,265)	(2,959)
Securities — exempt from Federal tax (1)	(681)	58	(623)	(468)	48	(420)
Other investments, interest-bearing deposits in other financial institutions and Federal funds sold	(8,320)	18,630	10,310	1,712	(1,711)	1
Total interest income on interest-earning assets	17,627	17,814	35,441	7,430	(4,733)	2,697
Expense from the interest-bearing liabilities:						
Demand, interest-bearing	86	341	427	472	(519)	(47)
Savings and money market	341	1,184	1,525	348	(1,297)	(949)
Time deposits — under $100	(4)	(4)	(8)	(5)	(33)	(38)
Time deposits — $100 and over	(35)	46	11	7	(418)	(411)
CDARS — interest-bearing demand, money market and time deposits	(1)	—	(1)	2	(1)	1
Subordinated debt, net of issuance costs	99	(235)	(136)	11	(17)	(6)
Short-term borrowings	—	(1)	(1)	(2)	2	—
Total interest expense on interest-bearing liabilities	486	1,331	1,817	833	(2,283)	(1,450)
Net interest income	$ 17,141	$ 16,483	33,624	$ 6,597	$ (2,450)	4,147
Less tax equivalent adjustment			131			88
Net interest income			$ 33,755			$ 4,235

(1) Reflects tax equivalent adjustment for Federal tax exempt income based on a 21% tax rate for the years ended December 31, 2022, 2021 and 2020.

Net interest income increased 23% to $179.9 million for the year ended December 31, 2022, compared to $146.1 million for the year ended December 31, 2021. For the year ended December 31, 2022, the FTE net interest margin increased 52 basis points to 3.57%, compared to 3.05% for the year ended December 31, 2021, primarily due to higher average balances of loans and investment securities, higher average yields on investment securities and overnight funds, partially offset by lower interest and fees on PPP loans, a decrease in the accretion of the loan purchase discount into interest income from acquired loans, lower prepayment fees, a lower yield on the Bay View Funding factoring portfolio, and a higher cost of funds.

Net interest income increased 3% to $146.1 million for the year ended December 31, 2021, compared to $141.9 million for the year ended December 31, 2020. For the year ended December 31, 2021, the FTE net interest margin contracted 45 basis points to 3.05% for the year ended December 31, 2021, compared to 3.50% for the year ended December 31, 2020, primarily due to a decline in the average yields on loans, investment securities, and overnight funds, and a shift in the mix of earning assets toward lower yielding shorter term investments, partially offset by an increase in the accretion of the loan purchase discount into interest income from acquired loans, higher interest and fee income from PPP loans, higher loan prepayment fees, and lower costs of deposits.

The following tables present the average balance of loans outstanding, interest income, and the average yield for the periods indicated:

	Year Ended December 31,								
	2022			2021			2020		
	Average Balance	Interest Income	Average Yield	Average Balance	Interest Income	Average Yield	Average Balance	Interest Income	Average Yield
					(Dollars in thousands)				
Loans, core bank	$ 2,561,195	$ 117,582	4.59 %	$ 2,299,367	$ 101,690	4.42 %	$ 2,297,938	$ 107,780	4.69 %
Prepayment fees	—	1,278	0.05 %	—	2,700	0.12 %	—	1,121	0.05 %
PPP loans	21,689	213	0.98 %	249,253	2,481	1.00 %	218,391	2,185	1.00 %
PPP fees, net	—	2,054	9.47 %	—	9,995	4.01 %	—	3,877	1.78 %
Asset-based lending	51,990	3,613	6.95 %	39,798	2,106	5.29 %	29,686	1,751	5.90 %
Bay View Funding factored receivables	64,099	12,819	20.00 %	52,618	11,485	21.83 %	45,765	10,727	23.44 %
Purchased residential mortgages	417,672	12,395	2.97 %	122,566	3,555	2.90 %	29,648	725	2.45 %
Purchased CRE loans	8,143	317	3.89 %	12,436	441	3.55 %	24,072	831	3.45 %
Loan credit mark / accretion	(5,782)	2,739	0.11 %	(9,717)	4,791	0.21 %	(14,005)	4,172	0.18 %
Total loans (includes loans held-for-sale)	$ 3,119,006	$ 153,010	4.91 %	$ 2,766,321	$ 139,244	5.03 %	$ 2,631,495	$ 133,169	5.06 %

The average yield on the total loan portfolio decreased to 4.91% for the year ended December 31, 2022, compared to 5.03% for the year ended December 31, 2021, primarily due to a decrease in interest and fees on PPP loans, a decrease in the accretion of the loan purchase discount into interest income from acquired loans, lower prepayment fees, and an increase in the average balance of lower yielding purchased residential mortgages. The average yield on the total loan portfolio decreased to 5.03% for the year ended December 31, 2021, compared to 5.06% for the year ended December 31, 2020, primarily due to a decline in the average yield on core bank loans, and increases in the average balances of lower yielding purchased residential mortgages, partially offset by increases in interest and fees on PPP loans, higher loan prepayment fees, and an increase in the accretion of the loan purchase discount into interest income from acquired loans. There were higher fees recognized into income on PPP loans for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily as of a result of accelerated forgiveness of the PPP loans by the SBA.

In aggregate, the remaining net purchase discount on total loans acquired was $4.6 million at December 31, 2022.

The average cost of deposits was 0.15% for the year ended December 31, 2022, compared to 0.11% for the year ended December 31, 2021, and 0.17% for the year ended December 31, 2020.

Provision for Credit Losses on Loans

Credit risk is inherent in the business of making loans. The Company establishes an allowance for credit losses on loans through charges to earnings, which are presented in the statements of income as the provision for credit losses on loans. Specifically identifiable and quantifiable known losses are promptly charged off against the allowance. The provision for credit losses on loans is determined by conducting a quarterly evaluation of the adequacy of the Company's allowance for credit losses on loans and charging the shortfall or excess, if any, to the current quarter's expense. This has the effect of creating variability in the amount and frequency of charges to the Company's earnings. The provision for credit losses on loans and level of allowance for each period are dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of the quality of the loan portfolio, the valuation of problem loans and the general economic conditions in the Company's market area. The provision for credit losses on loans and level of allowance for each period are also dependent on forecast data for the state of California including GDP and unemployment rate projections.

There was a $766,000 provision for credit losses on loans for the year ended December 31, 2022, compared to a $3.1 million negative provision for credit losses on loans for the year ended December 31, 2021, and a $13.2 million provision for credit losses on loans for the year ended December 31, 2020. The higher provision for credit losses on loans for the year ended December 31, 2020 was driven primarily by a significantly deteriorating economic outlook resulting from the Coronavirus pandemic. Provisions for credit losses on loans are charged to operations to bring the allowance for credit losses on loans to a level deemed appropriate by the Company based on the factors discussed under *"Credit Quality and Allowance for Credit Losses on Loans."*

Noninterest Income

The following table sets forth the various components of the Company's noninterest income:

	Year Ended December 31,			Increase (decrease) 2022 versus 2021		Increase (Decrease) 2021 versus 2020	
	2022	2021	2020	Amount	Percent	Amount	Percent
	(Dollars in thousands)						
Service charges and fees on deposit accounts	$ 4,640	$ 2,488	$ 2,859	$ 2,152	86 %	$ (371)	(13)%
Increase in cash surrender value of life insurance	1,925	1,838	1,845	87	5 %	(7)	(0)%
Gain on warrants	669	11	449	658	5,982 %	(438)	(98)%
Servicing income	508	553	673	(45)	(8)%	(120)	(18)%
Gain on sales of SBA loans	491	1,718	839	(1,227)	(71)%	879	105 %
Termination fees	61	797	89	(736)	(92)%	708	796
Gain on proceeds from company-owned life insurance . .	27	675	20	(648)	(96)%	655	3,275 %
Gain on the disposition of foreclosed assets	—	—	791	—	N/A	(791)	(100)%
Gain on sales of securities	—	—	277	—	N/A	(277)	(100)%
Other	1,790	1,608	2,080	182	11 %	(472)	(23)%
Total	$ 10,111	$ 9,688	$ 9,922	$ 423	4 %	$ (234)	(2)%

For the year ended December 31, 2022, total noninterest income increased 4% to $10.1 million, compared to $9.7 million for the year ended December 31, 2021, primarily due to higher income on off-balance sheet deposits, and a $669,000 gain on warrants, partially offset by a lower gain on sale of SBA loans and a lower gain on proceeds from company-owned life insurance during the year ended December 31, 2022.

For the year ended December 31, 2021, noninterest income was $9.7 million, compared to $9.9 million for the year ended December 31, 2020, primarily due to lower service charges and fees on deposits accounts and servicing income during 2021, and a $791,000 gain on disposition of foreclosed assets, a $449,000 gain on warrants, and a $277,000 gain on the sale of securities during 2020. These decreases were partially offset by a higher gain on sales of SBA loans, higher termination fees at Bay View Funding, and a $675,000 gain on proceeds for company owned life insurance during 2021.

A portion of the Company's noninterest income is associated with its SBA lending activity, as gain on sales of loans sold in the secondary market and servicing income from loans sold with servicing rights retained. During 2022, SBA loan sales resulted in a $491,000 gain, compared to a $1.7 million gain on sales of SBA loans in 2021, and an $839,000 gain on sales of SBA loans in 2020.

The servicing assets that result from the sales of SBA loans with servicing retained are amortized over the expected term of the loans using a method approximating the interest method. Servicing income generally declines as the respective loans are repaid.

Noninterest Expense

The following table sets forth the various components of the Company's noninterest expense:

	Year Ended December 31,			Increase (Decrease) 2022 versus 2021		Increase (Decrease) 2021 versus 2020	
	2022	2021	2020	Amount	Percent	Amount	Percent
	(Dollars in thousands)						
Salaries and employee benefits	$ 55,331	$ 51,862	$ 50,571	$ 3,469	7 %	$ 1,291	3 %
Occupancy and equipment	9,639	9,038	8,018	601	7 %	1,020	13 %
Professional fees	5,015	5,901	5,338	(886)	(15)%	563	11 %
Insurance expense	4,958	3,270	2,286	1,688	52 %	984	43 %
Amortization of intangible assets	2,635	2,996	3,751	(361)	(12)%	(755)	(20)%
Data processing	2,482	2,146	2,770	336	16 %	(624)	(23)%
Reserve for litigation	—	4,500	—	(4,500)	(100)%	4,500	NA
Other	14,799	13,337	14,176	1,462	11 %	(839)	(6)%
Total noninterest expense	$ 94,859	$ 93,050	86,910	$ 1,809	2 %	6,140	7 %
Salaries and employee benefits merger-related costs (2)	—	—	356	—	NA	(356)	(100)%
Other merger-related costs (1)	—	27	2,245	(27)	(100)%	(2,218)	(99)%
Total noninterest expense, including merger-related costs	$ 94,859	$ 93,077	$ 89,511	$ 1,782	2 %	$ 3,566	4 %

The following table indicates the percentage of noninterest expense in each category:

	Year Ended December 31,					
	2022	Percent of Total	2021	Percent of Total	2020	Percent of Total
	(Dollars in thousands)					
Salaries and employee benefits	$ 55,331	58 %	$ 51,862	56 %	$ 50,571	57 %
Occupancy and equipment	9,639	10 %	9,038	10 %	8,018	9 %
Professional fees	5,015	5 %	5,901	6 %	5,338	6 %
Insurance expense	4,958	5 %	3,270	4 %	2,286	3 %
Amortization of intangible assets	2,635	3 %	2,996	3 %	3,751	4 %
Data processing	2,482	3 %	2,146	2 %	2,770	3 %
Reserve for litigation	—	0 %	4,500	5 %	—	0 %
Other	14,799	16 %	13,337	14 %	14,176	15 %
Total noninterest expense	$ 94,859	100 %	$ 93,050	100 %	86,910	97 %
Salaries and employee benefits merger-related costs (2)	—	0 %	—	0 %	356	0 %
Other merger-related costs (1)	—	0 %	27	0 %	2,245	3 %
Total noninterest expense, including merger-related costs	$ 94,859	100 %	$ 93,077	100 %	89,511	100 %

(1) Included in "Salaries and employee benefits" category in the Consolidated Statements of Income.
(2) Included in the "Other noninterest expense" category in the Consolidated Statements of Income.

Noninterest expense for the year ended December 31, 2022 increased to $94.9 million, compared to $93.1 million for the year ended December 31, 2021, primarily due to higher salaries and employee benefits, higher rent included in occupancy and equipment expense, and higher insurance and information technology related expenses during the year ended December 31, 2022. These increases during 2022 were partially offset by higher legal fees included in professional fees and a reserve for a legal settlement included in other noninterest expense during the year ended December 31, 2021.

Noninterest expense for the year ended December 31, 2021 increased to $93.1 million, compared to $89.5 million for the year ended December 31, 2020, primarily due to a $4.0 million reserve for a litigation matter that settled in the second quarter of 2021, partially offset by lower merger-related costs.

Full-time equivalent employees were 340 at December 31, 2022, and 326 at December 31, 2021, and 331 at December 31, 2020.

Income Tax Expense

The Company computes its provision for income taxes on a monthly basis. The effective tax rate is determined by applying the Company's statutory income tax rates to pre-tax book income as adjusted for permanent differences between pre-tax book income and actual taxable income. These permanent differences include, but are not limited to increases in the cash surrender value of life insurance policies, interest on tax-exempt securities, certain expenses that are not allowed as tax deductions, and tax credits.

The following table shows the effective tax rate for the dates indicated:

	Year Ended December 31,		
	2022	2021	2020
Effective income tax rate	29.5%	27.6%	28.1%

The Company's Federal and state income tax expense in 2022 was $27.8 million, compared to $18.2 million in 2021, and $13.8 million in 2020.

Some items of income and expense are recognized in different years for tax purposes than when applying generally accepted accounting principles leading to timing differences between the Company's actual tax liability, and the amount accrued for this liability based on book income. These temporary differences comprise the "deferred" portion of the Company's tax expense or benefit, which is accumulated on the Company's books as a deferred tax asset or deferred tax liability until such time as they reverse.

Realization of the Company's deferred tax assets is primarily dependent upon the Company generating sufficient future taxable income to obtain benefit from the reversal of net deductible temporary differences and the utilization of tax credit carryforwards and the net operating loss carryforwards for Federal and state income tax purposes. The amount of deferred tax assets considered realizable is subject to adjustment in future periods based on estimates of future taxable income. Under generally accepted accounting principles a valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax assets will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, including forecasts of future income, cumulative losses, applicable tax planning strategies, and assessments of current and future economic and business conditions.

The Company had the net deferred tax assets of $32.2 million and $28.8 million at December 31, 2022, and December 31, 2021, respectively. After consideration of the matters in the preceding paragraph, the Company determined that it is more likely than not that the net deferred tax assets at December 31, 2022 and December 31, 2021 will be fully realized in future years.

FINANCIAL CONDITION

As of December 31, 2022, total assets decreased (6%) to $5.157 billion, compared to $5.499 billion at December 31, 2021. Securities available-for-sale, at fair value, were $489.6 million at December 31, 2022, an increase of 379% from $102.3 million at December 31, 2021. Securities held-to-maturity, at amortized cost, were $715.0 million at December 31, 2022, an increase of 9% from $658.4 million at December 31, 2021.

Total loans, excluding loans held-for-sale, increased $211.2 million, or 7%, to $3.299 billion at December 31, 2022, compared to $3.087 billion at December 31, 2021. Total loans at December 31, 2022, included $1.2 million of PPP loans, compared to $88.7 million at December 31, 2021. Total loans at December 31, 2022, included $537.9 million of residential mortgages, compared to $416.7 million at December 31, 2021. Loans, excluding loans held-for-sale, PPP loans and residential mortgages, increased $175.5 million, or 7%, to $2.760 billion at December 31, 2022, compared to $2.584 billion at December 31, 2021.

Total deposits decreased ($369.8) million, or (8%), to $4.390 billion at December 31, 2022, compared to $4.759 billion at December 31, 2021. Deposits, excluding all time deposits and CDARS deposits, decreased ($369.1) million, or (8%), to $4.219 billion at December 31, 2022, from $4.588 billion at December 31, 2021.

Securities Portfolio

The following table reflects the balances for each category of securities at year-end:

	December 31,	
	2022	2021
	(Dollars in thousands)	
Securities available-for-sale (at fair value):		
U.S. Treasury	$ 418,474	$ —
Agency mortgage-backed securities	71,122	102,252
Total	$ 489,596	$ 102,252
Securities held-to-maturity (at amortized cost):		
Agency mortgage-backed securities	$ 677,381	$ 607,377
Municipals — exempt from Federal tax	37,623	51,063
Total	$ 715,004	$ 658,440

The table below summarizes the weighted average life and weighted average yields of securities as of December 31, 2022:

	Weighted Average Life									
	Within One Year or Less		After One and Within Five Years		After Five and Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Securities available-for-sale (at fair value):										
U.S. Treasury	$ 45,736	3.67 %	$ 372,738	2.99 %	$ —	— %	$ —	— %	$ 418,474	3.06 %
Agency mortgage-backed securities	161	2.26 %	59,164	2.48 %	11,797	2.63 %	—	— %	71,122	2.50 %
Total	$ 45,897	3.67 %	$ 431,902	2.92 %	$ 11,797	2.63 %	$ —	— %	$ 489,596	2.98 %
Securities held-to-maturity (at amortized cost):										
Agency mortgage-backed securities	$ 124	2.51 %	$ 71,942	2.21 %	$ 508,424	1.78 %	$ 96,891	2.81 %	$ 677,381	1.98 %
Municipals — exempt from Federal tax (1)	10,463	3.67 %	3,355	3.04 %	22,867	3.36 %	938	3.64 %	37,623	3.43 %
Total	$ 10,587	3.66 %	$ 75,297	2.24 %	$ 531,291	1.85 %	$ 97,829	2.82 %	$ 715,004	2.05 %

(1) Reflects tax equivalent adjustment for Federal tax exempt income based on a 21% tax rate.

The portfolio serves the following purposes: (i) it provides a source of pledged assets for securing certain deposits and borrowed funds, as may be required by law or by specific agreement with a depositor or lender; (ii) it provides liquidity to even out cash flows from the loan and deposit activities of customers; (iii) it can be used as an interest rate risk management tool, since it provides a large base of assets, the maturity and interest rate characteristics of which can be changed more readily than the loan portfolio to better match changes in the deposit base and other funding sources of the Company; and (iv) it is an alternative interest-earning use of funds when loan demand is weak or when deposits grow more rapidly than loans.

The Company's portfolio may include: (i) U.S. Treasury securities and U.S. Government sponsored entities' debt securities for liquidity and pledging; (ii) mortgage-backed securities, which in many instances can also be used for pledging, and which generally enhance the yield of the portfolio; (iii) municipal obligations, which provide tax free income and limited pledging potential; (iv) single entity issue trust preferred securities, which generally enhance the yield on the portfolio; (v) corporate bonds, which also enhance the yield on the portfolio; (vi) money market mutual funds; (vii) certificates of deposit; (viii) commercial paper; (ix) bankers acceptances; (x) repurchase agreements; (xi) collateralized mortgage obligations; and (xii) asset-backed securities.

The Company classifies its securities as either available-for-sale or held-to-maturity at the time of purchase. Accounting guidance requires available-for-sale securities to be marked to fair value with an offset to accumulated other comprehensive income (loss), a component of shareholders' equity. Monthly adjustments are made to reflect changes in the fair value of the Company's available-for-sale securities.

The net unrealized loss on U.S. Treasury securities available-for-sale at December 31, 2022 was ($10.3) million. There were no U.S. Treasury securities available-for-sale at December 31, 2021. The net unrealized loss on mortgage-backed securities available-for-sale at December 31, 2022 was ($5.8) million, compared to a net unrealized gain of $2.9 million at December 31, 2021. The net unrealized loss on total securities available-for-sale at December 31, 2022 was ($16.1) million, compared to a net unrealized gain of $2.9 million at December 31, 2021. All other factors remaining the same, when market interest rates are increasing, the Company will experience a higher unrealized loss in the securities portfolio.

The net unrealized loss on mortgage-backed securities held-to-maturity at December 31, 2022 was ($99.7) million, compared to a net unrealized loss of ($1.6) million at December 31, 2021. The net unrealized loss on municipal bonds held-to-maturity at December 31, 2022 was ($810,000), compared to a net unrealized gain of $805,000 at December 31, 2021. The net unrealized loss on total securities held-to-maturity at December 31, 2022 was ($100.6) million, compared to a net unrealized loss of ($790,000) at December 31, 2021.

During the year ended December 31, 2022, the Company purchased $425.7 million of U.S. Treasury securities available-for-sale, with a book yield of 3.08% and an average life of 2.25 years. The Company has not used interest rate swaps or other derivative instruments to hedge fixed rate loans or securities to otherwise mitigate interest rate risk. During the year ended December 31, 2022, the Company purchased $146.6 million of agency mortgage-backed securities held-to-maturity, with a book yield of 2.75% and an average life of 6.92 years.

The average life of the total investment securities portfolio was 4.93 years at December 31, 2022.

Loans

The Company's loans represent the largest portion of earning assets, substantially greater than the securities portfolio or any other asset category, and the quality and diversification of the loan portfolio is an important consideration when reviewing the Company's financial condition. Gross loans, excluding loans held-for-sale, represented 64% of total assets at December 31, 2022 and 56% at December 31, 2021. The ratio of loans to deposits increased to 75.14% at December 31, 2022 from 64.87% at December 31, 2021.

Loan Distribution

The Loan Distribution table that follows sets forth the Company's gross loans outstanding, excluding loans held-for-sale, and the percentage distribution in each category at the dates indicated.

	December 31, 2022		December 31, 2021	
	Balance	% to Total	Balance	% to Total
	(Dollars in thousands)			
Commercial	$ 532,749	16 %	$ 594,108	19 %
PPP loans (1)	1,166	0 %	88,726	3 %
Real estate:				
CRE - owner occupied	614,663	19 %	595,934	19 %
CRE - non-owner occupied	1,066,368	32 %	902,326	29 %
Land and construction	163,577	5 %	147,855	5 %
Home equity	120,724	4 %	109,579	4 %
Multifamily	244,882	7 %	218,856	7 %
Residential mortgages	537,905	16 %	416,660	13 %
Consumer and other	17,033	1 %	16,744	1 %
Total Loans	3,299,067	100 %	3,090,788	100 %
Deferred loan fees, net	(517)	—	(3,462)	—
Loans, net of deferred fees	3,298,550	100 %	3,087,326	100 %
Allowance for credit losses on loans	(47,512)		(43,290)	
Loans, net	$ 3,251,038		$ 3,044,036	

(1) Less than 1% at December 31, 2022.

The Company's loan portfolio is concentrated in commercial (primarily manufacturing, wholesale, and services oriented entities) and commercial real estate, with the remaining balance in land development and construction and home equity, purchased residential mortgages, and consumer loans. The Company does not have any concentrations by industry or group of industries in its loan portfolio, however, 83% of its gross loans were secured by real property as of December 31, 2022, compared to 77% as of December 31, 2021. While no specific industry concentration is considered significant, the Company's lending operations are located in areas that are dependent on the technology and real estate industries and their supporting companies.

The Company has established concentration limits in its loan portfolio for commercial real estate loans, commercial loans, construction loans and unsecured lending, among others. All loan types are within established limits. The Company uses underwriting guidelines to assess the borrowers' historical cash flow to determine debt service, and we further stress test the debt service under higher interest rate scenarios. Financial and performance covenants are used in commercial lending to allow the Company to react to a borrower's deteriorating financial condition, should that occur.

The Company's commercial loans are made for working capital, financing the purchase of equipment or for other business purposes. Commercial loans include loans with maturities ranging from thirty days to one year and "term loans" with maturities normally ranging from one to five years. Short-term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for floating interest rates, with monthly payments of both principal and interest.

The Company is an active participant in the SBA and U.S. Department of Agriculture guaranteed lending programs, and has been approved by the SBA as a lender under the Preferred Lender Program. The Company regularly makes such loans conditionally guaranteed by the SBA (collectively referred to as "SBA loans"). The guaranteed portion of these loans is typically sold in the secondary market depending on market conditions. When the guaranteed portion of an SBA loan is sold the Company retains the servicing rights for the sold portion. During 2022, loans were sold resulting in a gain on sales of SBA loans of $491,000, compared to a gain on sales of SBA loans of $1.7 million for 2021, and $839,000 for 2020.

The Company's factoring receivables are from the operations of Bay View Funding whose primary business is purchasing and collecting factored receivables. Factored receivables are receivables that have been transferred by the originating organization and typically have not been subject to previous collection efforts. These receivables are acquired from a variety of companies, including, but not limited to, service providers, transportation companies, manufacturers, distributors, wholesalers, apparel companies, advertisers, and temporary staffing companies. The portfolio of factored receivables is included in the Company's commercial loan portfolio. The average life of the factored receivables was 38 days for the year ended December 31, 2022, and 37 days for both of the years ended December 31, 2021 and December 31, 2020. The balance of the purchased receivables as of December 31, 2022 and December 31, 2021 was $79.3 million and $53.2 million, respectively.

The commercial loan portfolio, excluding PPP loans, decreased ($61.4) million, or (10%), to $532.7 million at December 31, 2022, from $594.1 million at December 31, 2021. Commercial and industrial ("C&I") line usage was 29% at December 31, 2022, compared to 31% at December 31, 2021. In addition, the Company had $1.2 million in PPP loans at December 31, 2022, compared to $88.7 million at December 31, 2021.

The Company's CRE loans consist primarily of loans based on the borrower's cash flow and are secured by deeds of trust on commercial property to provide a secondary source of repayment. The Company generally restricts real estate term loans to no more than 75% of the property's appraised value or the purchase price of the property depending on the type of property and its utilization. The Company offers both fixed and floating rate loans. Maturities on CRE loans are generally between five and ten years (with amortization ranging from fifteen to twenty-five years and a balloon payment due at maturity), however, SBA, and certain other real estate loans that can be sold in the secondary market, may be granted for longer maturities.

The CRE owner occupied loan portfolio increased $18.7 million, or 3% to $614.6 million at December 31, 2022, from $595.9 million at December 31, 2021. CRE non-owner occupied loans increased $164.0 million, or 18% to $1,066.4

billion at December 31, 2022, from $902.3 million at December 31, 2021. At December 31, 2022, 37% of the CRE loan portfolio was secured by owner occupied real estate, compared to 40% at December 31, 2021.

The Company's land and construction loans are primarily to finance the development/construction of commercial and single family residential properties. The Company utilizes underwriting guidelines to assess the likelihood of repayment from sources such as sale of the property or availability of permanent mortgage financing prior to making the construction loan. Construction loans are provided primarily in our market area, and we have extensive controls for the disbursement process. Land and construction loans increased $15.7 million, or 11%, to $163.6 million at December 31, 2022, from $147.9 million at December 31, 2021.

The Company makes home equity lines of credit available to its existing customers. Home equity lines of credit are underwritten initially with a maximum 75% loan to value ratio. Home equity lines of credit increased $11.1 million, or 10%, to $120.7 million at December 31, 2022, from $109.6 million at December 31, 2021.

Multifamily loans increased $26.0 million, or 12%, to $244.9 million at December 31, 2022, compared to $218.9 million at December 31, 2021.

Residential mortgage loans increased $121.2 million, or 29%, to $537.9 million, at December 31, 2022, compared to $416.7 million at December 31, 2021.

During the year ended December 31, 2021, the Company purchased single family residential mortgage loans totaling $185.4 million, tied to homes all located in California, with average principal balances of approximately $950,000. Purchases of residential loans have been an attractive alternative for replacing mortgage-backed security paydowns in the investment securities portfolio.

Additionally, the Company makes consumer loans for the purpose of financing automobiles, various types of consumer goods, and other personal purposes. Consumer loans generally provide for the monthly payment of principal and interest. Most of the Company's consumer loans are secured by the personal property being purchased or, in the instances of home equity loans or lines of credit, real property. Consumer and other loans increased $289,000, or 2%, to $17.0 million at December 31, 2022, compared to $16.7 million at December 31, 2021.

With certain exceptions, state chartered banks are permitted to make extensions of credit to any one borrowing entity up to 15% of the bank's capital and reserves for unsecured loans and up to 25% of the bank's capital and reserves for secured loans. For HBC, these lending limits were $104.6 million and $174.3 million at December 31, 2022, respectively.

Loan Maturities

The following table presents the maturity distribution of the Company's loans (excluding loans held-for-sale), as of December 31, 2022. The table shows the distribution of such loans between those loans with predetermined (fixed) interest rates and those with variable (floating) interest rates. Floating rates generally fluctuate with changes in the prime rate as reflected in the Western Edition of The Wall Street Journal. As of December 31, 2022, approximately 33% of the Company's loan portfolio consisted of floating interest rate loans.

	Due in One Year or Less		Over One Year But Less than Five Years		Over Five Years		Total	
			(Dollars in thousands)					
Commercial	$	307,385	$	170,450	$	54,914	$	532,749
PPP loans		—		1,166		—		1,166
Real estate:								
CRE - owner occupied		31,303		128,214		455,146		614,663
CRE - non-owner occupied		26,227		275,466		764,675		1,066,368
Land and construction		150,525		7,223		5,829		163,577
Home equity		3,934		36,077		80,713		120,724
Multifamily		16,094		87,550		141,238		244,882
Residential mortgages		5,129		20,719		512,057		537,905
Consumer and other		11,453		4,021		1,559		17,033
Loans	$	552,050	$	730,886	$	2,016,131	$	3,299,067
Loans with variable interest rates	$	484,522	$	259,477	$	331,652	$	1,075,651
Other loans with fixed interest rates		67,528		471,409		1,684,479		2,223,416
Loans	$	552,050	$	730,886	$	2,016,131	$	3,299,067

Loan Servicing

As of December 31, 2022, 2021, and 2020, SBA loans that were serviced by the Company for others totaled $64.8 million, $73.3 million, and $78.0 million, respectively. Activity for loan servicing rights was as follows:

	Year Ended December 31,					
	2022		2021		2020	
	(Dollars in thousands)					
Beginning of period balance	$	655	$	531	$	583
Additions		124		384		213
Amortization		(230)		(260)		(265)
End of period balance	$	549	$	655	$	531

Loan servicing rights are included in accrued interest receivable and other assets on the consolidated balance sheets and reported net of amortization. There was no valuation allowance as of December 31, 2022 and 2021, as the fair market value of the assets was greater than the carrying value.

Activity for the I/O strip receivable was as follows:

	Year Ended December 31,					
	2022		2021		2020	
	(Dollars in thousands)					
Beginning of period balance	$	221	$	305	$	503
Unrealized holding gain loss		(69)		(84)		(198)
End of period balance	$	152	$	221	$	305

Management reviews the key economic assumptions used to estimate the fair value of I/O strip receivables on a quarterly basis. The fair value of the I/O strip can be adversely impacted by a significant increase in either the prepayment speed of the portfolio or the discount rate. At December 31, 2022, key economic assumptions and the sensitivity of the fair value of the I/O strip receivables to immediate changes to the CPR assumption of 10% and 20%, and changes to the discount rate assumption of 1% and 2%, are as follows:

	(Dollars in thousands)
Carrying amount/fair value of Interest-Only (I/O) strip	$ 152
Prepayment speed assumption (annual rate)	15.1%
Impact on fair value of 10% adverse change in prepayment speed (CPR 16.6%) . . .	$ (1)
Impact on fair value of 20% adverse change in prepayment speed (CPR 18.1%) . . .	$ (3)
Residual cash flow discount rate assumption (annual)	20.7%
Impact on fair value of 1% adverse change in discount rate (21.0% discount rate) . .	$ (3)
Impact on fair value of 2% adverse change in discount rate (21.2% discount rate) . .	$ (6)

Off-Balance Sheet Arrangements

In the normal course of business, the Company makes commitments to extend credit to its customers as long as there are no violations of any conditions established in contractual arrangements. These commitments are obligations that represent a potential credit risk to the Company, yet are not reflected in any form within the Company's consolidated balance sheets. Total unused commitments to extend credit were $1.1 billion and $1.2 billion at December 31, 2022 and December 31, 2021, respectively. Unused commitments represented 34% and 37% of outstanding gross loans at December 31, 2022 and December 31, 2021, respectively.

The effect on the Company's revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted, because there is no certainty that the lines of credit will ever be fully utilized. For more information regarding the Company's off-balance sheet arrangements, see Note 15 to the consolidated financial statements located elsewhere herein.

Credit Quality and Allowance for Credit Losses on Loans

Financial institutions generally have a certain level of exposure to credit quality risk, and could potentially receive less than a full return of principal and interest if a debtor becomes unable or unwilling to repay. Since loans are the most significant assets of the Company and generate the largest portion of its revenues, the Company's management of credit quality risk is focused primarily on loan quality. Banks have generally suffered their most severe earnings declines as a result of customers' inability to generate sufficient cash flow to service their debts and/or downturns in national and regional economies and declines in overall asset values including real estate. In addition, certain debt securities that the Company may purchase have the potential of declining in value if the obligor's financial capacity to repay deteriorates.

The Company's policies and procedures identify market segments, set goals for portfolio growth or contraction, and establish limits on industry and geographic credit concentrations. In addition, these policies establish the Company's underwriting standards and the methods of monitoring ongoing credit quality. The Company's internal credit risk controls are centered in underwriting practices, credit granting procedures, training, risk management techniques, and familiarity with loan customers as well as the relative diversity and geographic concentration of our loan portfolio.

The Company's credit risk may also be affected by external factors such as the level of interest rates, employment, general economic conditions, real estate values, and trends in particular industries or geographic markets. As an independent community bank serving a specific geographic area, the Company must contend with the unpredictable changes in the general California market and, particularly, primary local markets. The Company's asset quality has suffered in the past from the impact of national and regional economic recessions, consumer bankruptcies, and depressed real estate values.

Nonperforming assets are comprised of the following: loans for which the Company is no longer accruing interest; restructured loans which have been current under six months; loans 90 days or more past due and still accruing interest (although they are generally placed on nonaccrual when they become 90 days past due, unless they are both well-secured and in the process of collection); and foreclosed assets. Past due loans 30 days or greater totaled $17.1 million and $5.0 million at December 31, 2022 and December 31, 2021, respectively, of which $479,000 and $1.3 million were on nonaccrual. There were also $261,000 and $2.2 million loans less than 30 days past due included in nonaccrual loans held-for-investment, at December 31, 2022 and December 31, 2021, respectively.

Management's classification of a loan as "nonaccrual" is an indication that there is reasonable doubt as to the full recovery of principal or interest on the loan. At that point, the Company stops accruing interest income, and reverses any uncollected interest that had been accrued as income. The Company begins recognizing interest income only as cash interest payments are received and it has been determined the collection of all outstanding principal is not in doubt. The loans may or may not be collateralized, and collection efforts are pursued. Loans may be restructured by management when a borrower has experienced some change in financial status causing an inability to meet the original repayment terms and where the Company believes the borrower will eventually overcome those circumstances and make full restitution. Foreclosed assets consist of properties and other assets acquired by foreclosure or similar means that management is offering or will offer for sale.

The following table summarizes the Company's nonperforming assets at the dates indicated:

	December 31,	
	2022	2021
	(Dollars in thousands)	
Nonaccrual loans — held-for-investment	$ 740	$ 3,460
Restructured and loans 90 days past due and still accruing	1,685	278
Total nonperforming loans	2,425	3,738
Foreclosed assets	—	—
Total nonperforming assets	$ 2,425	$ 3,738
Nonperforming assets as a percentage of loans plus foreclosed assets	0.07 %	0.12 %
Nonperforming assets as a percentage of total assets	0.05 %	0.07 %

The following table presents the amortized cost basis of nonperforming loans and loans past due over 90 days and still accruing at the periods indicated:

	December 31, 2022			
	Nonaccrual with no Special Allowance for Credit Losses	Nonaccrual with Special Allowance for Credit Losses	Restructured and Loans over 90 Days Past Due and Still Accruing	Total
	(Dollars in thousands)			
Commercial	$ 318	$ 324	$ 349	$ 991
Real estate:				
CRE - Non-Owner Occupied	—	—	1,336	1,336
Home equity	98	—	—	98
Total	$ 416	$ 324	$ 1,685	$ 2,425

	December 31, 2021							
	Nonaccrual with no Special Allowance for Credit Losses		Nonaccrual with Special Allowance for Credit Losses		Restructured and Loans over 90 Days Past Due and Still Accruing		Total	
	(Dollars in thousands)							
Commercial	$	94	$	1,028	$	278	$	1,400
Real estate:								
CRE - Owner Occupied		1,126		—		—		1,126
Home equity		84		—		—		84
Multifamily		1,128		—		—		1,128
Total	$	2,432	$	1,028	$	278	$	3,738

Loans with a well-defined weakness, which are characterized by the distinct possibility that the Company will sustain a loss if the deficiencies are not corrected, are categorized as "classified." Classified loans include all loans considered as substandard, substandard nonaccrual, and doubtful and may result from problems specific to a borrower's business or from economic downturns that affect the borrower's ability to repay or that cause a decline in the value of the underlying collateral (particularly real estate). Loans held for sale are carried at the lower of cost or estimated fair value, and are not allocated an allowance for loan losses.

The amortized cost basis of collateral-dependent commercial loans collateralized by business assets totaled $324,000 and $1.0 million at December 31, 2022 and December 31, 2021, respectively.

When management determines that foreclosures are probable, expected credit losses for collateral-dependent loans are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate. For loans which foreclosure is not probable, but for which repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty, management has elected the practical expedient under ASC 326 to estimate expected credit losses based on the fair value of collateral, adjusted for selling costs as appropriate. The class of loan represents the primary collateral type associated with the loan. Significant quarter over quarter changes are reflective of changes in nonaccrual status and not necessarily associated with credit quality indicators like appraisal value.

Classified loans decreased to $14.5 million, or 0.28% of total assets, at December 31, 2022, compared to $33.8 million, or 0.61% of total assets at December 31, 2021.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed in accordance with the Company's underwriting policy.

Beginning January 1, 2020, the ACLL is calculated by using the current expected credit loss ("CECL") methodology. The ACLL estimation process involves procedures to appropriately consider the unique characteristics of loan portfolio segments. These segments are further disaggregated into loan classes, the level at which credit risk is monitored. When computing the level of expected credit losses, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, delinquency status, and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio in light of the factors and forecasts then prevailing, may result in significant changes in the allowance and credit loss expense in those future periods.

The allowance level is influenced by loan volumes, loan risk rating migration or delinquency status, changes in historical loss experience, and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses reported in the allowance for credit losses has two basic components: first, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans; and second, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics.

Loans are charged-off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance for credit losses on loans.

The following provides a summary of the risks associated with various segments of the Company's loan portfolio, which are factors management regularly considers when evaluating the adequacy of the allowance:

Commercial

Commercial loans primarily rely on the identified cash flows of the borrower for repayment and secondarily on the value of underlying collateral provided by the borrower. However, the cash flows of the borrowers may not be as expected and the collateral securing these loans may vary in value. Most commercial loans are secured by the assets being financed or on other business assets such as accounts receivable, inventory or equipment and may incorporate a personal guarantee; however, some loans may be unsecured. Included in commercial loans are $1.2 million of PPP loans at December 31, 2022 and $88.7 million at December 31, 2021. No allowance for credit losses has been recorded for PPP loans as they are fully guaranteed by the SBA at December 31, 2022 and December 31, 2021.

CRE

CRE loans rely primarily on the cash flows of the properties securing the loan and secondarily on the value of the property that is securing the loan. CRE loans comprise two segments differentiated by owner occupied CRE and non-owner CRE. Owner occupied CRE loans are secured by commercial properties that are at least 50% occupied by the borrower or borrower affiliate. Non-owner occupied CRE loans are secured by commercial properties that are less than 50% occupied by the borrower or borrower affiliate. CRE loans may be adversely affected by conditions in the real estate markets or in the general economy.

Land and Construction

Land and construction loans are generally based on estimates of costs and value associated with the complete project. Construction loans usually involve the disbursement of funds with repayment substantially dependent on the success of the completion of the project. Sources of repayment for these loans may be permanent loans from HBC or other lenders, or proceeds from the sales of the completed project. These loans are monitored by on-site inspections and are considered to have higher risk than other real estate loans due to the final repayment dependent on numerous factors including general economic conditions.

Home Equity

Home equity loans are secured by 1-4 family residences that are generally owner occupied. Repayment of these loans depends primarily on the personal income of the borrower and secondarily on the value of the property securing the loan which can be impacted by changes in economic conditions such as the unemployment rate and property values.

Multifamily

Multifamily loans are loans on residential properties with five or more units. These loans rely primarily on the cash flows of the properties securing the loan for repayment and secondarily on the value of the properties securing the loan. The cash flows of these borrowers can fluctuate along with the values of the underlying property depending on general economic conditions.

Residential Mortgages

Residential mortgage loans are secured by 1-4 family residences which are generally owner-occupied. Repayment of these loans depends primarily on the personal income of the borrower and secondarily by the value of the property securing the loan which can be impacted by changes in economic conditions such as the unemployment rate and property values.

Consumer and Other

Consumer and other loans are secured by personal property or are unsecured and rely primarily on the income of the borrower for repayment and secondarily on the collateral value for secured loans. Borrower income and collateral value can vary dependent on economic conditions.

Allocation of Allowance for Credit Losses on Loans

As a result of the matters mentioned above, changes in the financial condition of individual borrowers, economic conditions, historical loss experience and the condition of the various markets in which collateral may be sold may all affect the required level of the allowance for credit losses on loans and the associated provision for credit losses on loans.

On an ongoing basis, we have engaged an outside firm to perform independent credit reviews of our loan portfolio. The Federal Reserve Board and the California Department of Financial Protection and Innovation ("DFPI") also review the allowance for credit losses on loans as an integral part of the examination process. Based on information currently available, management believes that the allowance for credit losses on loans is adequate. However, the loan portfolio can be adversely affected if California economic conditions and the real estate market in the Company's market area were to weaken further. Also, any weakness of a prolonged nature in the technology industry would have a negative impact on the local market. The effect of such events, although uncertain at this time, could result in an increase in the level of nonperforming loans and increased loan losses, which could adversely affect the Company's future growth and profitability. No assurance of the ultimate level of credit losses can be given with any certainty.

Changes in the allowance for credit losses on loans were as follows for the periods indicated:

	2022	2021	2020	2019	2018
			(Dollars in thousands)		
Beginning of year balance	$ 43,290	$ 44,400	$ 23,285	$ 27,848	$ 19,658
Charge-offs:					
Commercial	(434)	(520)	(1,776)	(6,609)	(2,002)
Consumer and other	—	—	(104)	(14)	(24)
Total charge-offs	(434)	(520)	(1,880)	(6,623)	(2,026)
Recoveries:					
Commercial	427	1,354	998	1,045	2,645
Real estate:					
CRE - owner occupied	15	16	1	—	—
Land and construction	—	884	70	76	114
Home equity	105	93	93	93	36
Consumer and other	3,343	197	30	—	—
Total recoveries	3,890	2,544	1,192	1,214	2,795
Net (charge-offs) recoveries	3,456	2,024	(688)	(5,409)	769
Impact of adopting Topic 326	—	—	8,570	—	—
Provision for credit losses on loans(1)	766	(3,134)	13,233	846	7,421
End of year balance	$ 47,512	$ 43,290	$ 44,400	$ 23,285	$ 27,848

(1) Provision for credit losses on loans for the year ended December 31, 2022, 2021 and 2020, Provision for loan losses for 2019 and 2018.

The increase in the allowance for credit losses on loans for the year ended December 31, 2022 was primarily attributed to a net increase of $4.8 million in the reserve for pooled loans, driven by deterioration in forecasted macroeconomic conditions and an increase in the loan portfolio, partially offset by a $562,000 decrease in specific reserves for individually evaluated loans compared to December 31, 2021.

The following table provides a summary of the allocation of the allowance for credit losses on loans by class at the dates indicated. The allocation presented should not be interpreted as an indication that charges to the allowance for credit losses on loans will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each category represents the total amount available for charge-offs that may occur within these classes.

| | December 31, | | | | | | | | | |
| | 2022 | | 2021 | | 2020 | | 2019 | | 2018 | |
	Allowance	Percent of Loans in each category to total loans	Allowance	Percent of Loans in each category to total loans	Allowance	Percent of Loans in each category to total loans	Allowance	Percent of Loans in each category to total loans	Allowance	Percent of Loans in each category to total loans
					(Dollars in thousands)					
Commercial	$ 6,617	16 %	$ 8,414	22 %	$ 11,587	32 %	$ 10,453	24 %	$ 17,061	29 %
Real estate:										
CRE - owner occupied	5,751	19 %	7,954	19 %	8,560	21 %	3,825	22 %	2,907	23 %
CRE - non-owner occupied	22,135	32 %	17,125	29 %	16,416	27 %	3,760	30 %	3,456	25 %
Land and construction	2,941	5 %	1,831	5 %	2,509	6 %	2,621	6 %	2,008	7 %
Home equity	666	4 %	864	4 %	1,297	4 %	2,244	6 %	1,609	5 %
Multifamily	3,366	7 %	2,796	7 %	2,804	6 %	57	7 %	374	5 %
Residential mortgages	5,907	16 %	4,132	13 %	943	3 %	243	4 %	317	5 %
Consumer and other	129	1 %	174	1 %	284	1 %	82	1 %	116	1 %
Total	$ 47,512	100 %	$ 43,290	100 %	$ 44,400	100 %	$ 23,285	100 %	$ 27,848	100 %

The ACLL totaled $47.5 million, or 1.44% of total loans, at December 31, 2022, compared to $43.3 million, or 1.40% of total loans at December 31, 2021. The allowance for credit losses on loans to total nonperforming loans increased to 1,959.26% at December 31, 2022, compared to 1,158.11% at December 31, 2021. The Company had net recoveries of ($3.5) million, or (0.11%) of average loans, for the year ended December 31, 2022, compared to net recoveries of ($2.0) million, or (0.07)% of average loans, for the year ended December 31, 2021, and net charge-offs of $688,000, or 0.03% of average loans, for the year ended December 31, 2020.

The following table shows the results of adopting CECL for the year ended December 31, 2022:

Drivers of Change in ACLL Under CECL	(Dollars in thousands)
ACLL at December 31, 2021	$ 43,290
Portfolio changes during the first quarter of 2022 including net recoveries	(33)
Qualitative and quantitative changes during the first quarter of 2022 including changes in economic forecasts	(469)
ACLL at March 31, 2022	42,788
Portfolio changes during the second quarter of 2022 including net recoveries	1,383
Qualitative and quantitative changes during the second quarter of 2022 including changes in economic forecasts	1,319
ACLL at June 30, 2022	45,490
Portfolio changes during the third quarter of 2022 including net recoveries	2,009
Qualitative and quantitative changes during the third quarter of 2022 including changes in economic forecasts	(578)
ACLL at September 30, 2022	46,921
Portfolio changes during the fourth quarter of 2022 including net recoveries	1,316
Qualitative and quantitative changes during the fourth quarter of 2022 including changes in economic forecasts	(725)
ACLL at December 31, 2022	$ 47,512

Leases

On January 1, 2019, the Company adopted Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842). Under the new guidance, the Company recognizes the following for all leases, at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use ("ROU") asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. While the new standard impacts lessors and lessees, the Company is impacted as a lessee of the offices and real estate used for operations. Some of the Company's lease agreements include options to renew at the Company's discretion. The extensions are not reasonably certain to be exercised, therefore it was not considered in the calculation of the ROU asset and lease liability. Total assets and liabilities at December 31, 2022 and December 31, 2021 included $33.0 million and $34.9 million, respectively, of right-of-use assets, included in other assets, and lease liabilities, included in other liabilities, related to non-cancelable operating lease agreements for office space. See Note 7 to the consolidated financial statements.

Deposits

The composition and cost of the Company's deposit base are important components in analyzing the Company's net interest margin and balance sheet liquidity characteristics, both of which are discussed in greater detail in other sections in this report. The Company's liquidity is impacted by the volatility of deposits from the propensity of that money to leave the institution for rate-related or other reasons. Deposits can be adversely affected if economic conditions weaken in California, and the Company's market area in particular. Potentially, the most volatile deposits in a financial institution are jumbo certificates of deposit, meaning time deposits with balances that equal or exceed $250,000, as customers with balances of that magnitude are typically more rate-sensitive than customers with smaller balances.

The following table summarizes the distribution of deposits and the percentage of distribution in each category of deposits for the periods indicated:

	December 31, 2022		December 31, 2021	
	Balance	% to Total	Balance	% to Total
	(Dollars in thousands)			
Demand, noninterest-bearing	$ 1,736,722	40 %	$ 1,903,768	40 %
Demand, interest-bearing	1,196,427	27 %	1,308,114	27 %
Savings and money market	1,285,444	29 %	1,375,825	29 %
Time deposits — under $250	32,445	1 %	38,734	1 %
Time deposits — $250 and over	108,192	2 %	94,700	2 %
CDARS — interest-bearing demand, money market and time deposits	30,374	1 %	38,271	1 %
Total deposits	$ 4,389,604	100 %	$ 4,759,412	100 %

The Company obtains deposits from a cross-section of the communities it serves. The Company's business is not generally seasonal in nature. Public funds were less than 1% of deposits at December 31, 2022 and December 31, 2021.

Total deposits decreased ($369.8) million, or (8%), to $4.390 billion at December 31, 2022, compared to $4.759 billion at December 31, 2021. Deposits, excluding all time deposits and CDARS deposits, decreased ($369.1) million, or 8%, to $4.219 billion at December 31, 2022, compared to $4.588 billion at December 31, 2021.

The decline in deposits was primarily related to the decrease in balances (of approximately $170 million) from two large depositors who had temporary high balances in 2021. Additional declines in deposits were related to the decrease in balances from the distribution of proceeds from the sale of client businesses and real estate, and to a lesser extent, clients moving funds to seek higher rates.

Off-balance sheet deposits increased $9.4 million, or 4%, to $254.4 million at December 31, 2022, compared to $245.0 million at December 31, 2021.

At December 31, 2022, the $33.4 million CDARS deposits were comprised of $26.0 million of interest-bearing demand deposits, $1.0 million of money market accounts and $6.4 million of time deposits. At December 31, 2021, the $38.3 million CDARS deposits were comprised of $38.3 million of interest-bearing demand deposits, $1.0 million of money market accounts and $6.4 million of time deposits.

The following table indicates the contractual maturity schedule of the Company's uninsured time deposits in excess of $250,000 as of December 31, 2022:

	Balance	% of Total
	(Dollars in thousands)	
Three months or less	$ 21,408	29 %
Over three months through six months	17,545	24 %
Over six months through twelve months	29,658	40 %
Over twelve months	5,582	7 %
Total	$ 74,193	100 %

The Company focuses primarily on providing and servicing business deposit accounts that are frequently over $250,000 in average balance per account. As a result, certain types of business clients that the Company serves typically carry average deposits in excess of $250,000. The account activity for some account types and client types necessitates appropriate liquidity management practices by the Company to ensure its ability to fund deposit withdrawals.

The contractual maturity of total deposits at December 31, 2022, are as follows:

	Less Than One Year	One to Three Years	Three to Five Years	After Five Years	Total
	(Dollars in thousands)				
Deposits(1)	$ 4,379,162	$ 9,796	$ 366	$ 280	$ 4,389,604

(1) Deposits with indeterminate maturities, such as demand, savings and money market accounts, are reflected as obligations due in less than one year.

Return on Equity and Assets

The following table indicates the ratios for return on average assets and average equity, and average equity to average assets for the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
Return on average assets	1.23 %	0.92 %	0.80 %
Return on average tangible assets	1.27 %	0.96 %	0.83 %
Return on average equity	10.95 %	8.15 %	6.12 %
Return on average tangible common equity	15.57 %	11.86 %	9.04 %
Average equity to average assets ratio	11.25 %	11.33 %	13.00 %

Liquidity and Asset/Liability Management

Liquidity refers to the Company's ability to maintain cash flows sufficient to fund operations and to meet obligations and other commitments in a timely and cost effective fashion. At various times the Company requires funds to meet short-term cash requirements brought about by loan growth or deposit outflows, the purchase of assets, or liability repayments. An integral part of the Company's ability to manage its liquidity position appropriately is the Company's large base of core deposits, which are generated by offering traditional banking services in its service area and which have historically been a stable source of funds. To manage liquidity needs properly, cash inflows must be timed to coincide with anticipated outflows or sufficient liquidity resources must be available to meet varying demands. The Company manages liquidity to be able to meet unexpected sudden changes in levels of its assets or deposit liabilities without maintaining excessive amounts of balance sheet liquidity. Excess balance sheet liquidity can negatively impact the

Company's interest margin. In order to meet short-term liquidity needs the Company may utilize overnight Federal funds purchase arrangements and other borrowing arrangements with correspondent banks, solicit brokered deposits if cost effective deposits are not available from local sources, and maintain collateralized lines of credit with the FHLB and FRB. In addition, the Company can raise cash for temporary needs by selling securities under agreements to repurchase and selling securities available-for-sale.

One of the measures of liquidity is our loan to deposit ratio. Our loan to deposit ratio was 75.14% at December 31, 2022, compared to 64.87% at December 31, 2021.

FHLB and FRB Borrowings and Available Lines of Credit

HBC has off-balance sheet liquidity in the form of Federal funds purchase arrangements with correspondent banks, and lines of credit from the FHLB and FRB. The Company can borrow from the FHLB on a short-term (typically overnight) or long-term (over one year) basis. As of December 31, 2022, and December 31, 2021, HBC had no overnight borrowings from the FHLB. HBC had $254.2 million of loans and $1.1 million of securities pledged to the FHLB as collateral on a line of credit of $162.6 million at December 31, 2022, none of which was outstanding.

HBC can also borrow from the FRB's discount window. HBC had approximately $1.0 billion of loans pledged to the FRB as collateral on an available line of credit of approximately $676.9 million at December 31, 2022, none of which was outstanding.

HBC had Federal funds purchase arrangements available of $80.0 million and $90.0 million at December 31, 2022 and 2021, respectively. There were no Federal funds purchased outstanding at December 31, 2022 and 2021.

The Company has a $20.0 million line of credit with a correspondent bank, of which none was outstanding at December 31, 2022.

HBC may also utilize securities sold under repurchase agreements to manage our liquidity position. There were no securities sold under agreements to repurchase at December 31, 2022 and 2021.

Capital Resources

The Company uses a variety of measures to evaluate capital adequacy. Management reviews various capital measurements on a regular basis and takes appropriate action to ensure that such measurements are within established internal and external guidelines. The external guidelines, which are issued by the Federal Reserve and the FDIC, establish a risk-adjusted ratio relating capital to different categories of assets and off-balance sheet exposures.

On May 11, 2022, the Company completed a private placement offering of $40.0 million aggregate principal amount of its 5.00% fixed-to-floating rate subordinated notes due May 15, 2032 ("Sub Debt due 2032"). The Company used the net proceeds of the Sub Debt due 2032 for general corporate purposes, including the repayment on June 1, 2022 of the Company's $40.0 million aggregate principal amount of 5.25% fixed-to-floating rate subordinated notes due June 1, 2027 ("Sub Debt due 2027"). The Sub Debt due 2032, net of unamortized issuance costs of $650,000, totaled $39.4 million at December 31, 2022, and qualifies as Tier 2 capital for the Company under the guidelines established by the Federal Reserve Bank

On May 26, 2017, the Company completed an underwritten public offering of $40.0 million aggregate principal amount of its Sub Debt due 2027. The Sub Debt due 2027 had a fixed interest rate of 5.25% per year through June 1, 2022. On June 1, 2022, the Company completed the redemption of all of its outstanding $40.0 million of Sub Debt due 2027, prior to resetting to a floating rate. The Sub Debt due 2027 was redeemed pursuant to the terms of the Subordinated Indenture, as supplemented by the First Supplemental Indenture, each dated as of May 26, 2017, between the Company and Wilmington Trust, National Association, as Trustee, at the redemption price of 100% of its principal amount, plus accrued and unpaid interest of $1.1 million.

The following table summarizes risk based capital, risk weighted assets, and risk based capital ratios of the consolidated Company under the Basel III requirements for the periods indicated:

	December 31, 2022	December 31, 2021	December 31, 2020
	(Dollars in thousands)		
Capital components:			
Common Equity Tier 1 capital	$ 475,609	$ 433,488	$ 410,307
Additional Tier 1 capital	—	—	—
Tier 1 Capital	475,609	433,488	410,307
Tier 2 Capital	79,201	72,721	73,563
Total Capital	$ 554,810	$ 506,209	$ 483,870
Risk-weighted assets	$ 3,747,246	$ 3,521,058	$ 2,924,448
Average assets for capital purposes	$ 5,196,294	$ 5,504,834	$ 4,507,032
Capital ratios:			
Total Capital	14.8 %	14.4 %	16.5 %
Tier 1 Capital	12.7 %	12.3 %	14.0 %
Common equity Tier 1 Capital	12.7 %	12.3 %	14.0 %
Tier 1 Leverage(1)	9.2 %	7.9 %	9.1 %

(1) Tier 1 capital divided by quarterly average assets (excluding intangible assets and disallowed deferred tax assets).

The following table summarizes risk-based capital, risk-weighted assets, and risk-based capital ratios of HBC under the Basel III requirements for the periods indicated:

	December 31, 2022	December 31, 2021	December 31, 2020
	(Dollars in thousands)		
Capital components:			
Common Equity Tier 1 capital	$ 492,725	$ 451,586	$ 428,109
Additional Tier 1 capital	—	—	—
Tier 1 Capital	492,725	451,586	428,109
Tier 2 Capital	39,851	32,796	33,824
Total Capital	$ 532,576	$ 484,382	$ 461,933
Risk-weighted assets	$ 3,745,725	$ 3,518,391	$ 2,922,577
Average assets for capital purposes	$ 5,194,802	$ 5,502,185	$ 4,505,265
Capital ratios:			
Total Capital	14.2 %	13.8 %	15.8 %
Tier 1 Capital	13.2 %	12.8 %	14.6 %
Common Equity Tier 1 Capital	13.2 %	12.8 %	14.6 %
Tier 1 Leverage(1)	9.5 %	8.2 %	9.5 %

(1) Tier 1 capital divided by quarterly average assets (excluding intangible assets and disallowed deferred tax assets).

The following table presents the applicable well-capitalized regulatory guidelines and the standards for minimum capital adequacy requirements under Basel III:

	Minimum Regulatory Requirement(1)	Well-capitalized Financial Institution PCA Regulatory Guidelines
Capital ratios:		
Total Capital	10.5 %	10.0 %
Tier 1 Capital	8.5 %	8.0 %
Common equity Tier 1 Capital	7.0 %	6.5 %
Tier 1 Leverage	4.0 %	5.0 %

(1) Includes 2.5% capital conservation buffer, except the leverage ratio.

The Basel III capital rules introduce a new "capital conservation buffer," for banking organizations to maintain a common equity Tier 1 ratio more than 2.5% above these minimum risk-weighted asset ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

At December 31, 2022, the Company's consolidated capital ratio exceeded regulatory guidelines and HBC's capital ratios exceed the highest regulatory capital requirement of "well-capitalized" under Basel III prompt corrective action provisions. Quantitative measures established by regulation to help ensure capital adequacy require the Company and HBC to maintain minimum amounts and ratios of total risk-based capital, Tier 1 capital, and common equity Tier 1 (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that, as of December 31, 2022, December 31, 2021, and December 31, 2020, the Company and HBC met all capital adequacy guidelines to which they were subject. There are no conditions or events since of December 31, 2022, that management believes have changed the categorization of the Company or HBC as well-capitalized.

At December 31, 2022, the Company had total shareholders' equity of $632.5 million, compared to $598.0 million at December 31, 2021. At December 31, 2022, total shareholders' equity included $502.9 million in common stock, $146.4 million in retained earnings, and ($16.8) million of accumulated other comprehensive loss. The book value per common share was $10.39 at December 31, 2022, compared to $9.91 at December 31, 2021. The tangible book value per common share was $7.46 at December 31, 2022, compared to $6.91 at December 31, 2021.

The following table reflects the components of accumulated other comprehensive loss, net of taxes, for the periods indicated:

Accumulated Other Comprehensive Loss	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Unrealized (loss) gain on securities available-for-sale	$ (11,506)	$ 1,991
Split dollar insurance contracts liability	(3,091)	(5,480)
Supplemental executive retirement plan liability	(2,371)	(7,669)
Unrealized gain on interest-only strip from SBA loans	112	162
Total accumulated other comprehensive loss	$ (16,856)	$ (10,996)

Selected Financial Data

The following table presents a summary of selected financial information that should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto following Item 15 — *Exhibits and Financial Statement Schedules.*

SELECTED FINANCIAL DATA

	AT OR FOR YEAR ENDED DECEMBER 31,				
	2022	**2021**	**2020**	**2019**	**2018**
	(Dollars in thousands, except per share data)				
INCOME STATEMENT DATA:					
Interest income	$ 188,828	$ 153,256	$ 150,471	$ 142,659	$ 129,845
Interest expense	8,948	7,131	8,581	10,847	7,822
Net interest income before provision for credit losses on loans(1)	179,880	146,125	141,890	131,812	122,023
Provision for (recapture of)credit losses on loans(1)	766	(3,134)	13,233	846	7,421
Net interest income after provision for credit losses on loans(1)	179,114	149,259	128,657	130,966	114,602
Noninterest income	10,111	9,688	9,922	10,244	9,574
Noninterest expense	94,859	93,077	89,511	84,898	75,521
Income before income taxes	94,366	65,870	49,068	56,312	48,655
Income tax expense	27,811	18,170	13,769	15,851	13,324
Net income	66,555	47,700	35,299	40,461	35,331
PER COMMON SHARE DATA:					
Basic net income(2)	$ 1.10	$ 0.79	$ 0.59	$ 0.87	$ 0.85
Diluted net income(3)	$ 1.09	$ 0.79	$ 0.59	$ 0.84	$ 0.84
Book value per common share	$ 10.39	$ 9.91	$ 9.64	$ 9.71	$ 8.49
Tangible book value per common share	$ 7.46	$ 6.91	$ 6.57	$ 6.55	$ 6.28
Dividend payout ratio	47.32 %	65.56 %	88.04 %	56.16 %	52.26 %
Weighted average number of shares outstanding — basic	60,602,962	60,133,821	59,478,343	46,684,384	41,469,211
Weighted average number of shares outstanding — diluted	61,090,290	60,689,062	60,169,139	47,906,229	42,182,939
Common shares outstanding at period end	60,852,723	60,339,837	59,917,457	59,368,156	43,288,750
BALANCE SHEET DATA:					
Securities (available-for sale and held-to-maturity)	$ 1,204,586	$ 760,649	$ 533,163	$ 771,385	$ 836,241
Net loans	$ 3,251,038	$ 3,044,036	$ 2,574,861	$ 2,510,559	$ 1,858,557
Allowance for credit losses on loans(4)	$ 47,512	$ 43,290	$ 44,400	$ 23,285	$ 27,848
Goodwill and other intangible assets	$ 178,664	$ 181,299	$ 184,295	$ 187,835	$ 95,760
Total assets	$ 5,157,580	$ 5,499,409	$ 4,634,114	$ 4,109,463	$ 3,096,562
Total deposits	$ 4,389,604	$ 4,759,412	$ 3,914,486	$ 3,414,768	$ 2,637,532
Subordinated debt, net of issuance costs	$ 39,350	$ 39,925	$ 39,740	$ 39,554	$ 39,369
Short-term borrowings	$ —	$ —	$ —	$ 328	$ —
Total shareholders' equity	$ 632,456	$ 598,028	$ 577,889	$ 576,708	$ 367,466
SELECTED PERFORMANCE RATIOS:(5)					
Return on average assets	1.23 %	0.92 %	0.80 %	1.21 %	1.16 %
Return on average tangible assets	1.27 %	0.96 %	0.83 %	1.25 %	1.19 %
Return on average equity	10.95 %	8.15 %	6.12 %	9.51 %	10.79 %
Return on average tangible common equity	15.57 %	11.86 %	9.04 %	13.09 %	14.41 %
Net interest margin (fully tax equivalent)	3.57 %	3.05 %	3.50 %	4.28 %	4.31 %
Efficiency ratio (6)	49.93 %	59.74 %	58.96 %	59.76 %	57.39 %
Average net loans (excludes loans held-for-sale) as a percentage of average deposits	66.10 %	61.39 %	69.58 %	69.65 %	67.35 %
Average total shareholders' equity as a percentage of average total assets	11.25 %	11.33 %	13.00 %	12.69 %	10.72 %
SELECTED ASSET QUALITY DATA:(7)					
Net charge-offs (recoveries) to average loans	(0.11)%	(0.07)%	0.03 %	0.27 %	(0.04)%
Allowance for credit losses on loans to total loans (4)	1.44 %	1.40 %	1.70 %	0.92 %	1.48 %
Nonperforming loans to total loans	0.07 %	0.12 %	0.30 %	0.39 %	0.79 %
Nonperforming assets	$ 2,425	$ 3,738	$ 7,869	$ 9,828	$ 14,887
HERITAGE COMMERCE CORP CAPITAL RATIOS:					
Total capital ratio	14.8 %	14.4 %	16.5 %	14.6 %	15.0 %
Tier 1 capital ratio	12.7 %	12.3 %	14.0 %	12.5 %	12.0 %
Common equity Tier 1 capital ratio	12.7 %	12.3 %	14.0 %	12.5 %	12.0 %
Tier 1 leverage ratio	9.2 %	7.9 %	9.1 %	9.7 %	8.9 %

Notes:

(1) Provision for (recapture of) credit losses on loans for the years ended December 31, 2022, 2021 and 2020. Provision for loan losses for previous years.
(2) Represents distributed and undistributed earnings allocated to common shareholders, divided by the average number of shares of common stock outstanding for the respective period. See Note 16 to the consolidated financial statements.
(3) Represents distributed and undistributed earnings allocated to common shareholders, divided by the average number of shares of common stock and common stock-equivalents outstanding for the respective period. See Note 16 to the consolidated financial statements.
(4) Allowance for credit losses on loans at December 31, 2022, 2021, and 2020. Allowance for loan losses for previous years.
(5) Average balances used in this table and throughout this Annual Report are based on daily averages.
(6) The efficiency ratio is calculated by dividing noninterest expenses by the sum of net interest income before provision for credit losses on loans and noninterest income.
(7) Average loans and total loans exclude loans held-for-sale.

Quarterly Financial Data (Unaudited)

The following table discloses the Company's selected unaudited quarterly financial data:

	Quarter Ended			
	12/31/2022	9/30/2022	6/30/2022	3/31/2022
	(Dollars in thousands, except per share amounts)			
Interest income	$ 55,192	$ 50,174	$ 43,556	$ 39,906
Interest expense	3,453	2,133	1,677	1,685
Net interest income	51,739	48,041	41,879	38,221
Provision for (recapture of) credit losses on loans	508	1,006	(181)	(567)
Net interest income after provision for credit losses on loans	51,231	47,035	42,060	38,788
Noninterest income	2,772	2,781	2,098	2,460
Noninterest expense	24,518	23,899	23,190	23,252
Income before income taxes	29,485	25,917	20,968	17,996
Income tax expense	8,686	7,848	6,147	5,130
Net income	$ 20,799	$ 18,069	$ 14,821	$ 12,866
Earnings per common share				
Basic	$ 0.34	$ 0.30	$ 0.24	$ 0.21
Diluted	$ 0.34	$ 0.30	$ 0.24	$ 0.21

	Quarter Ended			
	12/31/2021	9/30/2021	6/30/2021	3/31/2021
	(Dollars in thousands, except per share amounts)			
Interest income	$ 39,956	$ 39,907	$ 36,632	$ 36,761
Interest expense	1,847	1,725	1,756	1,803
Net interest income	38,109	38,182	34,876	34,958
Provision for (recapture of) credit losses on loans	(615)	(514)	(493)	(1,512)
Net interest income after provision for credit losses on loans	38,724	38,686	35,369	36,470
Noninterest income	2,810	2,408	2,169	2,301
Noninterest expense	22,227	21,831	25,775	23,244
Income before income taxes	19,307	19,273	11,763	15,527
Income tax expense	5,342	5,555	2,950	4,323
Net income	$ 13,965	$ 13,718	$ 8,813	$ 11,204
Earnings per common share				
Basic	$ 0.23	$ 0.23	$ 0.15	$ 0.19
Diluted	$ 0.23	$ 0.23	$ 0.15	$ 0.19

Market Risk

Market risk is the risk of loss of future earnings, fair values, or future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributed to all market risk sensitive financial instruments, including securities, loans, deposits and borrowings, as well as the Company's role as a financial intermediary in customer-related transactions. The objective of market risk management is to avoid excessive exposure of the Company's earnings and equity to loss and to reduce the volatility inherent in certain financial instruments.

Interest Rate Management

Market risk arises from changes in interest rates, exchange rates, commodity prices and equity prices. The Company's market risk exposure is primarily that of interest rate risk, and it has established policies and procedures to monitor and limit earnings and balance sheet exposure to changes in interest rates. The Company does not engage in the trading of financial instruments, nor does the Company have exposure to currency exchange rates.

The principal objective of interest rate risk management (often referred to as "asset/liability management") is to manage the financial components of the Company in a manner that will optimize the risk/reward equation for earnings and capital in relation to changing interest rates. The Company's exposure to market risk is reviewed on a regular basis by the Strategic Initiatives, Finance and Investment Committee. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent, and that the goal is to identify and manage the risks. Management uses two methodologies to manage interest rate risk: (i) a standard GAP analysis; and (ii) an interest rate shock simulation model.

The planning of asset and liability maturities is an integral part of the management of an institution's net interest margin. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, the net interest margin may change over time. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of loans or securities or in the form of delays in the adjustment of rates of interest applying to either earning assets with floating rates or to interest bearing liabilities. The Company has generally been able to control its exposure to changing interest rates by maintaining primarily floating interest rate loans and a majority of its time certificates with relatively short maturities.

Interest rate changes do not affect all categories of assets and liabilities equally or at the same time. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities, which may have a significant effect on the net interest margin and are not reflected in the interest sensitivity analysis table. Because of these factors, an interest sensitivity GAP report may not provide a complete assessment of the exposure to changes in interest rates.

The Company uses modeling software for asset/liability management in order to simulate the effects of potential interest rate changes on the Company's net interest margin, and to calculate the estimated fair values of the Company's financial instruments under different interest rate scenarios. The program imports current balances, interest rates, maturity dates and repricing information for individual financial instruments, and incorporates assumptions on the characteristics of embedded options along with pricing and duration for new volumes to project the effects of a given interest rate change on the Company's interest income and interest expense. Rate scenarios consisting of key rate and yield curve projections are run against the Company's investment, loan, deposit and borrowed funds portfolios. These rate projections can be shocked (an immediate and parallel change in all base rates, up or down) and ramped (an incremental increase or decrease in rates over a specified time period), based on current trends and econometric models or stable economic conditions (unchanged from current actual levels).

The following table sets forth the estimated changes in the Company's annual net interest income that would result from the designated instantaneous parallel shift in interest rates noted, as of December 31, 2022. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

	Increase/(Decrease) in Estimated Net Interest Income (1)	
	Amount	Percent
	(Dollars in thousands)	
Change in Interest Rates (basis points)		
+400	$ 20,274	9.4 %
+300	$ 15,183	7.1 %
+200	$ 10,119	4.7 %
+100	$ 5,090	2.4 %
0	—	—
−100	$ (10,250)	(4.8)%
−200	$ (24,753)	(11.5)%
−300	$ (39,082)	(18.2)%
−400	$ (52,586)	(24.5)%

This data does not reflect any actions that we may undertake in response to changes in interest rates such as changes in rates paid on certain deposit accounts based on local competitive factors, which could reduce the actual impact on net interest income, if any.

As with any method of gauging interest rate risk, there are certain shortcomings inherent to the methodology noted above. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve. In reality, rate changes are rarely instantaneous. The use of the simplifying assumption that short-term and long-term rates change by the same degree may also misstate historic rate patterns, which rarely show parallel yield curve shifts. Further, the model assumes that certain assets and liabilities of similar maturity or period to repricing will react in the same way to changes in rates. In reality, certain types of financial instruments may react in advance of changes in market rates, while the reaction of other types of financial instruments may lag behind the change in general market rates. Additionally, the methodology noted above does not reflect the full impact of annual and lifetime restrictions on changes in rates for certain assets, such as adjustable rate loans. When interest rates change, actual loan prepayments and actual early withdrawals from certificates may deviate significantly from the assumptions used in the model. Finally, this methodology does not measure or reflect the impact that higher rates may have on adjustable-rate loan borrowers' ability to service their debt. All of these factors are considered in monitoring the Company's exposure to interest rate risk.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of the Company's assets and liabilities and the market value of all interest-earning assets, other than those which have a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign exchange or commodity price risk. The Company has no market risk sensitive instruments held for trading purposes. As of December 31, 2022, the Company did not use interest rate derivatives to hedge its interest rate risk.

The information concerning quantitative and qualitative disclosure or market risk called for by Item 305 of Regulation S-K is included as part of Item 7 of this report.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The financial statements and report of the Independent Registered Public Accounting Firm are set forth on pages 94 through 145.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Disclosure Control and Procedures

The Company has carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2022. As defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosure controls and procedures are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported on a timely basis. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls were effective as of December 31, 2022, the period covered by this report.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Rule 13a-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by a company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of a company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of a company are being made only in accordance with authorizations of management and the board of directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on its financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management has used the criteria established in the 2013 *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting. Management has selected the COSO framework for its evaluation as it is a control framework recognized by the SEC and the Public Company Accounting Oversight Board, that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company's internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.

Based on our assessment, management has concluded that our internal control over financial reporting, based on criteria established in the 2013 *Internal Control — Integrated Framework* issued by COSO was effective as of December 31, 2022.

The independent registered public accounting firm of Crowe LLP, as auditors of our consolidated financial statements, has issued an audit report on the effectiveness of the Company's internal control over financial reporting based on criteria established in the 2013 "*Internal Control — Integrated Framework*," issued by COSO.

Inherent Limitations on Effectiveness of Controls

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the year ended December 31, 2022 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.

PART III

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT*

Information required by this item will be contained in our Definitive Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A with the Securities and Exchange Commission within 120 days of December 31, 2022. Such information is incorporated herein by reference.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and to our other principal financial officers, and other senior management personnel, as designated. The code of ethics is available at the Governance Documents section of our website at *www.heritagecommercecorp.com*. We intend to disclose future amendments to, or waivers from, certain provisions of our code of ethics on the above website.

ITEM 11. *EXECUTIVE COMPENSATION*

Information required by this item will be contained in our Definitive Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A with the Securities and Exchange Commission within 120 days of December 31, 2022. Such information is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

(a) Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2022 regarding equity compensation plans under which equity securities of the Company were authorized for issuance:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,527,173 (1) $	10.44	1,475,594 (2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1) Consists of 42,418 options to acquire shares under the Company's Amended and Restated 2004 Equity Plan, 1,989,683 options to acquire shares under the Company's 2013 Equity Incentive Plan, and the aggregate amount of 495,072 stock options assumed from the Presidio stock option and equity incentive plans.
(2) Available under the Company's 2013 Equity Incentive Plan.

(b) Information required by this item will be contained in our Definitive Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A with the Securities and Exchange Commission within 120 days of December 31, 2022. Such information is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

Information required by this item will be contained in our Definitive Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A with the Securities and Exchange Commission within 120 days of December 31, 2022. Such information is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information required by this item will be contained in our Definitive Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A with the Securities and Exchange Commission within 120 days of December 31, 2022. Such information is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(1) FINANCIAL STATEMENTS

The Financial Statements of the Company and the Report of Independent Registered Public Accounting Firm are set forth on pages 94 through 145.

(2) FINANCIAL STATEMENT SCHEDULES

All schedules to the Financial Statements are omitted because of the absence of the conditions under which they are required or because the required information is included in the Financial Statements or accompanying notes.

(3) EXHIBITS

The exhibits listed below are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Description
2.1	Agreement and Plan of Merger and Reorganization, dated April 23, 2015, by and among Heritage Commerce Corp, Heritage Bank of Commerce and Focus Business Bank (incorporated by reference from the Registrant's Current Report on Form 8-K filed on April 23, 2015)
2.2	Agreement and Plan of Merger and Reorganization, dated December 20, 2017, by and among Heritage Commerce Corp, Heritage Bank of Commerce and Tri-Valley Bank (incorporated by reference from the Registrant's Current Report on Form 8-K filed on December 20, 2017)
2.3	Agreement and Plan of Merger and Reorganization, dated January 10, 2018, by and among Heritage Commerce Corp, Heritage Bank of Commerce, AT Bancorp and United American Bank (incorporated by reference from the Registrant's Current Report on Form 8-K filed on January 10, 2018)
2.4	Agreement and Plan of Merger, dated May 16, 2019, by and among Heritage Commerce Corp, Heritage Bank of Commerce, and Presidio Bank (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 17, 2019)
3.1	Restated Articles of Incorporation of Heritage Commerce Corp (incorporated by reference from the Registrant's Annual Report on Form 10-K filed on March 16, 2009)
3.2	Certificate of Amendment of Articles of Incorporation of Heritage Commerce Corp, as filed with the California Secretary of State on June 1, 2010 (incorporated by reference from the Registration Statement on Form S-1 filed July 23, 2010)
3.3	Bylaws, as amended, of Heritage Commerce Corp (incorporated by reference from the Registrant's Current Report Form 8-K filed June 28, 2013)
3.4	Certificate of Amendment of Articles of Incorporation of Heritage Commerce Corp, as filed with the Secretary of State on August 29, 2019 (incorporated by reference from Registrant's Quarterly Report on Form 10-Q filed November 11, 2019)
3.5	Certificate of Determination of the Articles of Incorporation (Revocation of Series A Preferred), as filed with the Secretary of State on April 5, 2019 (incorporated by reference from the Registrant's Annual Report on Form 10-K filed on March 11, 2020)
3.6	Certificate of Determination of the Articles of Incorporation (Revocation of Series B Preferred), as filed with the Secretary of State on April 5, 2019 (incorporated by reference from the Registrant's Annual Report on Form 10-K filed on March 11, 2020)

Exhibit Number	Description
3.7	Certificate of Determination of the Articles of Incorporation (Revocation of Series C Preferred), as filed with the Secretary of State on April 5, 2019 (incorporated by reference from the Registrant's Annual Report on Form 10-K filed on March 11, 2020)
4.1	Form of 5.25% Fixed-to-Floating Rate Subordinated Notes due 2027 (included in Exhibit 4.2) (incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 26, 2017)
4.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference from the Registrant's Annual Report on Form 10-K filed on March 11, 2020)
*10.1	Heritage Commerce Corp Management Cash Incentive Bonus Plan (incorporated herein by reference from the Registrant's Current Report on Form 8-K filed January 28, 2022)
*10.2	Amended and Restated 2004 Equity Plan (incorporated herein by reference from the Registrant's Current Report on Form 8-K filed June 2, 2009)
*10.3	Non-qualified Deferred Compensation Plan (incorporated herein by reference from the Registrant's Annual Report on Form 10-K filed March 31, 2005)
*10.4	Amended and Restated Employment Agreement with Lawrence McGovern, dated July 21, 2011 (incorporated herein by reference from the Registrant's Current Report on Form 8 K filed July 21, 2011)
*10.5	Employment Agreement with Margo Butsch, dated June 26, 2017 (incorporated by reference from the Registrant's Current Report on Form 8-K filed June 26, 2017)
*10.6	Employment Agreement with Robertson Clay Jones, dated September 15, 2022 (incorporated by reference from the Registrant's Current Report on Form 8-K filed September 19, 2022)
*10.7	Employment Agreement with Robertson Clay Jones, effective October 11, 2019 (incorporated by reference from the Registrant's Annual Report on Form 10-K filed March 11, 2020)
*10.8	Employment Agreement with Jan Coonley, effective July 12, 2022
*10.9	Employment Agreement with Debra K. Reuter, effective July 23, 2015
*10.10	Form of Stock Option Agreement For Amended and Restated 2004 Equity Plan (incorporated by reference from the Registrant's Annual Report on Form 10-K filed March 9, 2012)
*10.11	Form of Restricted Stock Agreement For Amended and Restated 2004 Equity Plan (incorporated by reference from the Registrant's Annual Report on Form 10-K filed March 9, 2012)
*10.12	2013 Equity Incentive Plan (incorporated by reference from the Registrant's Registration Statement on Form S-8 filed July 15, 2013)
*10.13	Amendment No. 1 to Heritage Commerce Corp 2013 Equity Incentive Plan, dated May 25, 2017 (incorporated by reference from the Registrant's Proxy Statement, dated April 19, 2017, Appendix A, filed April 19, 2017)
*10.14	Amendment No. 2 to Heritage Commerce Corp 2013 Equity Incentive Plan, dated May 21, 2020 (incorporated by reference from the Registrant's Proxy Statement, dated April 15, 2020, Appendix A, filed April 15, 2020)
*10.15	Form of Restricted Stock Agreement for 2013 Equity Incentive Plan (incorporated by reference from the Registrant's Registration Statement on Form S-8 filed July 15, 2013)
*10.16	Form of Stock Option Agreement for 2013 Equity Incentive Plan (incorporated by reference from the Registrant's Registration Statement on Form S-8 filed July 15, 2013)
*10.17	Form of Restricted Stock Unit Agreement (serviced-based) for 2013 Equity Incentive Plan
*10.18	Form of Restricted Stock Unit Agreement (performance-based) for 2013 Equity Incentive Plan
*10.19	2005 Amended and Restated Heritage Commerce Corp Supplemental Retirement Plan (incorporated herein by reference from the Registrant's Current Report on Form 8-K filed September 30, 2008)
*10.20	Form of Endorsement Method Split Dollar Plan Agreement for Executive Officers (incorporated herein by reference from the Registrant's Annual Report on Form 10-K filed March 17, 2008)
*10.21	Form of Endorsement Method Split Dollar Plan Agreement for Directors (incorporated herein by reference from the Registrant's Annual Report on Form 10-K filed March 17, 2008)
*10.22	First Amended and Restated Director Compensation Benefits Agreement dated December 29, 2008 between Jack Conner and the Company (incorporated herein by reference from the Registrant's Current Report on Form 8-K filed January 2, 2009)
*10.23	First Amended and Restated Director Compensation Benefits Agreement dated December 29, 2008 between Frank Bisceglia and the Company (incorporated herein by reference from the Registrant's Current Report on Form 8-K filed January 2, 2009)

Exhibit Number	Description
*10.24	First Amended and Restated Director Compensation Benefits Agreement dated December 29, 2008 between Robert Moles and the Company (incorporated herein by reference from the Registrant's Current Report on Form 8-K filed January 2, 2009)
*10.25	First Amended and Restated Director Compensation Benefits Agreement dated December 29, 2008 between Ranson Webster and the Company (incorporated herein by reference from the Registrant's Current Report on Form 8-K filed January 2, 2009)
*10.26	Employment Agreement with Walter T. Kaczmareck, dated April 5, 2021 (incorporated herein by reference from the Registrant's Current Report on Form 8-K filed April 8, 2021)
10.27	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference from the Registrant's Current Report on Form 8-K filed December 23, 2009)
10.28	Stock Purchase Agreement, between Heritage Bank of Commerce, BVF Acquisition Corp and the stockholders named therein dated October 8, 2014 (incorporated herein from the Registrant's Current Report on Form 8-K, as filed October 9, 2014)
*10.29	Presidio Bank Amended and Restated 2006 Stock Options Plan (incorporated herein by reference from the Registrant's Statement on Form S-8 filed October 15, 2019)
*10.30	Presidio Bank 2016 Equity Incentive Plan (incorporated herein by reference from the Registrant's Statement on Form S-8 filed October 15, 2019)
21.1	Subsidiaries of the Registrant (incorporated herein from the Registrant's 2016 Annual Report on Form 10-K, as filed March 3, 2017)
23.1	Consent of Crowe LLP
31.1	Certification of Registrant's Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002
31.2	Certification of Registrant's Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002
32.1	Certification of Registrant's Chief Executive Officer Pursuant to 18 U.S.C. Section 1350
32.2	Certification of Registrant's Chief Financial Officer Pursuant to 18 U.S.C. Section 1350
101.INS	Inline XBRL Instance Document, filed herewith
101.SCH	XBRL Taxonomy Extension Schema Document, filed herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document, filed herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document, filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document, filed herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document, filed herewith
104	Cover Page Interactive Data (formatted as inline XBRL)

*   Management contract or compensatory plan or arrangement.

ITEM 16. *FORM 10-K SUMMARY*

Not applicable.

SIGNATURE

HERITAGE COMMERCE CORP

BY: /s/ ROBERTSON CLAY JONES
Robertson Clay Jones
Chief Executive Officer

DATE: March 8, 2023

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated:

Signature	Title	Date
/s/ JULIANNE M. BIAGINI-KOMAS Julianne M. Biagini-Komas	Director	March 8, 2023
/s/ BRUCE H. CABRAL Bruce H. Cabral	Director	March 8, 2023
/s/ JACK W. CONNER Jack W. Conner	Director and Chairman of the Board	March 8, 2023
/s/ JASON DINAPOLI Jason DiNapoli	Director	March 8, 2023
/s/ STEPHEN G. HEITEL Stephen G. Heitel	Director	March 8, 2023
/s/ KAMRAN F. HUSAIN Kamran F. Husain	Director	March 8, 2023
/s/ ROBERTSON CLAY JONES Robertson Clay Jones	Director and Chief Executive Officer (Principal Executive Officer)	March 8, 2023
/s/ WALTER T. KACZMAREK Walter T. Kaczmarek	Director	March 8, 2023
/s/ LAWRENCE D. MCGOVERN Lawrence D. McGovern	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 8, 2023
/s/ ROBERT T. MOLES Robert T. Moles	Director	March 8, 2023
/s/ MARINA H. PARK SUTTON Marina H. Park Sutton	Director	March 8, 2023
/s/ LAURA RODEN Laura Roden	Director	March 8, 2023
/s/ RANSON W. WEBSTER Ranson W. Webster	Director	March 8, 2023

HERITAGE COMMERCE CORP

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board
of Directors of Heritage Commerce Corp
San Jose, California

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Heritage Commerce Corp (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans – Economic Forecasts and Qualitative Adjustments

As described in Notes 1 and 4 to the consolidated financial statements, the Allowance for Credit Losses on Loans ("ACLL") represents the Company's estimate of amounts that are not expected to be collected over the contractual life of the Company's held for investment loan portfolio. The estimate of the ACLL is based on historical experience, current conditions, and reasonable and supportable forecasts. As of December 31, 2022, the Company's ACLL was $47,512,000, and the provision for credit losses on loans was $766,000 for the year then ended.

To estimate the ACLL, the Company uses a discounted cash flow methodology that includes loan level cash flow estimates for each loan segment based on peer and bank historic loss correlations with certain economic factors. The Company uses economic forecast data for the state of California including gross state product, unemployment rate, home price index and a national commercial real estate value index in their forecasting models. Management uses a four quarter forecast of each economic factor for each loan segment. The economic factors are assumed to revert to the historic mean over an eight quarter period after the four quarter forecast period. A significant amount of judgment is required to determine the reasonable and supportable forecasts. The Company also uses a qualitative analysis framework to address changes in risk due to loan quality trends, collateral risk, or other risks management determines are not adequately captured in the discounted cash flow loss estimation. Significant management judgment was applied in evaluating the qualitative adjustments used in the estimate.

The audit procedures over the reasonable and supportable forecasts involved a high degree of auditor judgment and required significant audit effort. Additionally, the audit procedures over the qualitative adjustments utilized in management's methodology involved especially challenging and subjective auditor judgment. Therefore, we identified auditing the reasonable and supportable forecasts and the qualitative adjustments applied as a critical audit matter.

The primary audit procedures we performed to address this critical audit matter included the following:

- Tested the design and operating effectiveness of the Company's controls over:
  o Management's review of the appropriateness of the reasonable and supportable forecasts applied in the estimate of the ACLL, including the review of relevance and reliability of data used in the estimate.
  o Management's review of the completeness and accuracy of internal data and relevance and reliability of external data used in the qualitative adjustments.
  o Management's review of the reasonableness of assumptions and judgments made for qualitative adjustments.
  o Management's review of the mathematical accuracy of the qualitative adjustments.

- Evaluated management's judgments in the selection and application of reasonable and supportable forecasts, including the relevancy and reliability of data used in the estimate.
- Performed substantive testing over the qualitative adjustments including:
  - Tested the completeness and accuracy of internal data and relevance and reliability of external data used in the qualitative adjustments.
  - Assessed the appropriateness and reasonableness of the framework developed for the qualitative adjustments including evaluating management's judgments as to which factors impacted the qualitative adjustments for each portfolio segment.
  - Performed testing over the accuracy of inputs utilized in the calculation of qualitative adjustments for each portfolio segment.
  - Tested the mathematical accuracy of the calculation of qualitative factor adjustments.

/s/ CROWE LLP
Crowe LLP

We have served as the Company's auditor since 2005.

Oak Brook, Illinois
March 8, 2023

HERITAGE COMMERCE CORP

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Assets		
Cash and due from banks	$ 27,595	$ 15,703
Other investments and interest-bearing deposits in other financial institutions	279,008	1,290,513
Total cash and cash equivalents	306,603	1,306,216
Securities available-for-sale, at fair value	489,596	102,252
Securities held-to-maturity, at amortized cost, net of allowance for credit losses of $14 at 2022 and $43 at 2021 (fair value of $614,452 at 2022 and $657,649 at 2021)	714,990	658,397
Loans held-for-sale - SBA, at lower of cost or fair value, including deferred costs	2,456	2,367
Loans, net of deferred fees	3,298,550	3,087,326
Allowance for credit losses on loans	(47,512)	(43,290)
Loans, net	3,251,038	3,044,036
Federal Home Loan Bank, Federal Reserve Bank stock and other investments, at cost	32,522	32,504
Company-owned life insurance	78,945	77,589
Premises and equipment, net	9,301	9,639
Goodwill	167,631	167,631
Other intangible assets	11,033	13,668
Accrued interest receivable and other assets	93,465	85,110
Total assets	$ 5,157,580	$ 5,499,409
Liabilities and Shareholders' Equity		
Liabilities:		
Deposits:		
Demand, noninterest-bearing	$ 1,736,722	$ 1,903,768
Demand, interest-bearing	1,196,427	1,308,114
Savings and money market	1,285,444	1,375,825
Time deposits - under $250	32,445	38,734
Time deposits - $250 and over	108,192	94,700
CDARS - interest-bearing demand, money market and time deposits	30,374	38,271
Total deposits	4,389,604	4,759,412
Subordinated debt, net of issuance costs	39,350	39,925
Accrued interest payable and other liabilities	96,170	102,044
Total liabilities	4,525,124	4,901,381
Shareholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized; none issued and outstanding at 2022 and 2021	—	—
Common stock, no par value; 100,000,000 shares authorized; 60,852,723 shares issued and outstanding at 2022 and 60,339,837 shares issued and outstanding at 2021	502,923	497,695
Retained earnings	146,389	111,329
Accumulated other comprehensive loss	(16,856)	(10,996)
Total shareholders' equity	632,456	598,028
Total liabilities and shareholders' equity	$ 5,157,580	$ 5,499,409

See notes to consolidated financial statements

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands, except per share data)		
Interest income:			
Loans, including fees	$ 153,010	$ 139,244	$ 133,169
Securities, taxable	20,666	8,678	11,637
Securities, exempt from Federal tax	1,084	1,576	1,908
Other investments, interest-bearing deposits			
in other financial institutions and Federal funds sold	14,068	3,758	3,757
Total interest income	188,828	153,256	150,471
Interest expense:			
Deposits	6,770	4,816	6,260
Subordinated debt	2,178	2,314	2,320
Short-term borrowings	—	1	1
Total interest expense	8,948	7,131	8,581
Net interest income before provision for credit losses on loans	179,880	146,125	141,890
Provision for (recapture of) credit losses on loans	766	(3,134)	13,233
Net interest income after provision for credit losses on loans	179,114	149,259	128,657
Noninterest income:			
Service charges and fees on deposit accounts	4,640	2,488	2,859
Increase in cash surrender value of life insurance	1,925	1,838	1,845
Gain on warrants	669	11	449
Servicing income	508	553	673
Gain on sales of SBA loans	491	1,718	839
Termination fees	61	797	89
Gain on proceeds from company-owned life insurance	27	675	20
Gain on the disposition of foreclosed assets	—	—	791
Gain on sales of securities	—	—	277
Other	1,790	1,608	2,080
Total noninterest income	10,111	9,688	9,922
Noninterest expense:			
Salaries and employee benefits	55,331	51,862	50,927
Occupancy and equipment	9,639	9,038	8,018
Professional fees	5,015	5,901	5,338
Other	24,874	26,276	25,228
Total noninterest expense	94,859	93,077	89,511
Income before income taxes	94,366	65,870	49,068
Income tax expense	27,811	18,170	13,769
Net income	$ 66,555	$ 47,700	$ 35,299
Earnings per common share:			
Basic	$ 1.10	$ 0.79	$ 0.59
Diluted	1.09	0.79	0.59

See notes to consolidated financial statements

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Net income.	$ 66,555	$ 47,700	$ 35,299
Other comprehensive income (loss):			
Change in net unrealized holding (losses) gains on available-for-sale securities and I/O strips	(19,079)	(2,953)	3,553
Deferred income taxes	5,532	1,177	(1,031)
Change in net unamortized unrealized gain on securities available-for-sale that were reclassified to securities held-to-maturity	—	(371)	(52)
Deferred income taxes	—	110	15
Reclassification adjustment for gains realized in income	—	—	(277)
Deferred income taxes	—	—	82
Change in unrealized (losses) gains on securities and I/O strips, net of deferred income taxes	(13,547)	(2,037)	2,290
Change in net pension and other benefit plan liability adjustment	9,909	2,219	(4,036)
Deferred income taxes	(2,222)	(461)	807
Change in pension and other benefit plan liability, net of deferred income taxes	7,687	1,758	(3,229)
Other comprehensive (loss)	(5,860)	(279)	(939)
Total comprehensive income.	$ 60,695	$ 47,421	$ 34,360

See notes to consolidated financial statements

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Years Ended December 31, 2022, 2021 and 2020				
	Common Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount			
	(Dollars in thousands, except per share data)				
Balance, January 1, 2020.	59,368,156	$ 489,745	$ 96,741	$ (9,778)	$ 576,708
Net income	—	—	35,299	—	35,299
Cumulative effect of change in accounting principles (Note 1). .	—	—	(6,062)	—	(6,062)
Other comprehensive income	—	—	—	(939)	(939)
Issuance of restricted stock awards, net.	168,117	—	—	—	—
Amortization of restricted stock awards, net of forfeitures	—	1,689	—	—	1,689
Cash dividend declared $0.52 per share	—	—	(31,079)	—	(31,079)
Stock option expense, net of forfeitures	—	559	—	—	559
Stock options exercised	381,184	1,714	—	—	1,714
Balance, December 31, 2020	59,917,457	493,707	94,899	(10,717)	577,889
Net income	—	—	47,700	—	47,700
Other comprehensive loss	—	—	—	(279)	(279)
Issuance of restricted stock awards, net.	152,967	—	—	—	—
Amortization of restricted stock awards, net of forfeitures and taxes	—	1,940	—	—	1,940
Cash dividend declared $0.52 per share	—	—	(31,270)	—	(31,270)
Stock option expense, net of forfeitures and taxes.	—	579	—	—	579
Stock options exercised	269,413	1,469	—	—	1,469
Balance, December 31, 2021	60,339,837	497,695	111,329	(10,996)	598,028
Net income	—	—	66,555	—	66,555
Other comprehensive loss	—	—	—	(5,860)	(5,860)
Issuance of restricted stock awards, net.	207,006	—	—	—	—
Amortization of restricted stock awards, net of forfeitures and taxes	—	2,583	—	—	2,583
Cash dividend declared $0.52 per share	—	—	(31,495)	—	(31,495)
Stock option expense, net of forfeitures and taxes.	—	595	—	—	595
Stock options exercised	305,880	2,050	—	—	2,050
Balance, December 31, 2022	60,852,723	$ 502,923	$ 146,389	$ (16,856)	$ 632,456

See notes to consolidated financial statements

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 66,555	$ 47,700	$ 35,299
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of discounts and premiums on securities	(953)	3,649	3,747
Gain on sale of securities available-for-sale	—	—	(277)
Gain on sale of SBA loans	(491)	(1,718)	(839)
Proceeds from sale of SBA loans originated for sale	7,689	18,324	11,154
SBA loans originated for sale	(7,767)	(17,274)	(10,962)
Loss on the disposition of foreclosed assets	—	—	(791)
Provision for (recapture of) credit losses on loans	766	(3,134)	13,233
Increase in cash surrender value of life insurance	(1,925)	(1,838)	(1,845)
Depreciation and amortization	1,121	1,072	951
Amortization of other intangible assets	2,635	2,996	3,751
Stock option expense, net	595	579	559
Amortization of restricted stock awards, net	2,583	1,940	1,689
Amortization of subordinated debt issuance costs	172	185	186
Gain on proceeds from company-owned life insurance	(27)	(675)	(20)
Effect of changes in:			
Accrued interest receivable and other assets	978	6,127	8,101
Accrued interest payable and other liabilities	(2,078)	(1,084)	(6,641)
Net cash provided by operating activities	69,853	56,849	57,295
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of securities available-for-sale	(425,721)	—	—
Purchase of securities held-to-maturity	(146,548)	(474,017)	(30,916)
Maturities/paydowns/calls of securities available-for-sale	21,881	129,191	114,662
Maturities/paydowns/calls of securities held-to-maturity	88,394	110,823	97,365
Proceeds from sales of securities available-for-sale	—	—	56,598
Proceeds from the disposition of foreclosed assets	—	—	791
Purchase of mortgage loans	(185,426)	(405,752)	—
Net change in loans	(21,862)	(60,289)	(85,646)
Changes in Federal Home Loan Bank stock and other investments	(18)	1,018	(3,680)
Purchase of premises and equipment	(783)	(252)	(3,160)
Proceeds from redemption of company-owned life insurance	596	2,447	369
Net cash (used in) provided by investing activities	(669,487)	(696,831)	146,383
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in deposits	(369,808)	844,926	499,718
Net change in short-term borrowings	—	—	(328)
Exercise of stock options	2,050	1,469	1,714
Payment of cash dividends	(31,495)	(31,270)	(31,079)
Redemption of subordinated debt	(40,000)	—	—
Issuance of subordinated debt, net of issuance costs	39,274	—	—
Net cash (used-in) provided by financing activities	(399,979)	815,125	470,025
Net (decrease) increase in cash and cash equivalents	(999,613)	175,143	673,703
Cash and cash equivalents, beginning of period	1,306,216	1,131,073	457,370
Cash and cash equivalents, end of period	$ 306,603	$ 1,306,216	$ 1,131,073
Supplemental disclosures of cash flow information:			
Interest paid	$ 8,654	$ 7,014	$ 8,558
Income taxes paid, net	25,175	15,372	10,640
Supplemental schedule of non-cash activity:			
Recording of right to use assets in exchange for lease obligations	2,736	2,977	26,654
Transfer of loans held-for-sale to loan portfolio	480	—	—

See notes to consolidated financial statements

HERITAGE COMMERCE CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Heritage Commerce Corp ("HCC") operates as a registered bank holding company for its wholly-owned subsidiary Heritage Bank of Commerce ("HBC" or the "Bank"), collectively referred to as the "Company". HBC was incorporated on November 23, 1993 and commenced operations on June 8, 1994. HBC is a California state chartered bank which offers a full range of commercial and personal banking services to residents and the business/professional community in Alameda, Contra Costa, Marin, San Benito, San Francisco, San Mateo, and Santa Clara counties of California.

CSNK Working Capital Finance Corp. a California corporation, dba Bay View Funding ("Bay View Funding") is a wholly owned subsidiary of HBC. Bay View Funding's primary business operation is purchasing and collecting factored receivables. Factored receivables are receivables that have been transferred by the originating organization and typically have not been subject to previous collection efforts. In a factoring transaction Bay View Funding directly purchases the receivables generated by its clients at a discount to their face value. The transactions are structured to provide the clients with immediate working capital when there is a mismatch between payments to the client for a good and service and the payment of operating costs incurred to provide such good or service.

The consolidated financial statements are prepared in accordance with accounting policies generally accepted in the United States of America and general practices in the banking industry. The financial statements include the accounts of the Company. All inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, amounts held at the Federal Reserve Bank, and Federal funds sold. In response to the COVID pandemic, the Federal Reserve lowered the reserve requirement ratios to 0% effective March 26, 2020, and therefore, the Bank had no required reserve balance at December 31, 2022 and 2021. Federal funds are generally sold and purchased for one-day periods.

Cash Flows

Net cash flows are reported for customer loan and deposit transactions, notes payable, repurchase agreements and other short-term borrowings.

Securities

The Company classifies its securities as either available-for-sale or held-to-maturity at the time of purchase. Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities not classified as held-to-maturity are classified as available-for-sale. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of taxes.

Interest income includes amortization of purchase premiums or discounts. Premiums and discounts are amortized, or accreted, over the life of the related security, or the earliest call date for callable securities purchased at a premium, as an adjustment to income using a method that approximates the interest method. Realized gains and losses are recorded on the trade date and determined using the specific identification method for the cost of securities sold.

Allowance for Credit Losses – Available-for-sale Securities

For available-for-sale debt securities in an unrealized loss position, the Company assesses whether it intends to sell, or if it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding the intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For debt securities available-for-sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by rating agency, and adverse conditions specifically related to the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Changes in the allowance for credit losses are recorded as a provision (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Allowance for Credit Losses – Held-to-Maturity Securities

Management measures expected credit losses on held-to-maturity debt securities on a collective basis by major security type and bond rating. The estimate of expected credit losses considers historical loss information that is adjusted for current conditions and reasonable and supportable forecasts.

Management classifies the held-to-maturity portfolio in the following major security types: Agency mortgage-backed and municipal securities.

All the mortgage-backed securities held by the Company are issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses.

Other securities are comprised primarily of tax exempt municipal securities. At December 31, 2022, all of these securities are rated A-Aaa (defined as investment grade). The issuers in these securities are primarily municipal entities and school districts.

Loan Sales and Servicing

The Company holds for sale the conditionally guaranteed portion of certain loans guaranteed by the Small Business Administration or the U.S. Department of Agriculture (collectively referred to as "SBA loans"). These loans are carried at the lower of aggregate cost or fair value. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Gains or losses on SBA loans held-for-sale are recognized upon completion of the sale, based on the difference between the selling price and the carrying value of the related loan sold.

SBA loans are sold with servicing retained. Servicing assets recognized separately upon the sale of SBA loans consist of servicing rights and, for loans sold prior to 2009, interest-only strip receivables ("I/O strips"). The Company accounts for the sale and servicing of SBA loans based on the financial and servicing assets it controls and liabilities it has incurred, reversing recognition of financial assets when control has been surrendered, and reversing recognition of liabilities when extinguished. Servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sale of loans. Servicing rights are amortized in proportion to and over the period of net servicing income and are assessed for impairment on an ongoing basis. Impairment is determined by stratifying the servicing rights based on interest rates and terms. Any servicing assets in excess of the contractually specified servicing fees are reclassified at fair value as an I/O strip receivable and treated like an available for sale security. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance. The servicing rights, net of any required valuation allowance, and I/O strip receivable are included in other assets on the consolidated balance sheets.

Servicing income, net of amortization of servicing rights, is recognized as noninterest income. The initial fair value of I/O strip receivables is amortized against interest income on loans.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the principal amount outstanding, net of deferred loan origination fees and costs on originated loans, or unamortized premiums or discounts on purchased or acquired loans, and an allowance for credit losses on loans. Accrued interest receivable is excluded from the estimate of credit losses. Interest on loans is accrued on the unpaid principal balance and is credited to income using the effective yield interest method. Interest on purchased or acquired loans and the accretion (amortization) of the related purchase discount (premium) is also credited to income using the effective yield interest method.

A loan portfolio segment is defined as the level at which the Company uses a systematic methodology to determine the allowance for credit losses on loans. A loan portfolio class is defined as a group of loans having similar risk characteristics and methods for monitoring and assessing risk.

For all loan classes, when a loan is classified as nonaccrual, the accrual of interest is discontinued, any accrued and unpaid interest is reversed, and the amortization of deferred loan fees and costs is discontinued. For all loan classes, loans are classified as nonaccrual when the payment of principal or interest is 90 days past due, unless the loan is well secured and in the process of collection. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for credit loss and individually evaluated loans. In certain circumstances, loans that are under 90 days past due may also be classified as nonaccrual. Any interest or principal payments received on nonaccrual loans are applied toward reduction of principal. Nonaccrual loans generally are not returned to performing status until the obligation is brought current, the loan has performed in accordance with the contract terms for a reasonable period of time, and the ultimate collectability of the contractual principal and interest is no longer in doubt.

Non-refundable loan fees and direct origination costs are deferred and recognized over the expected lives of the related loans using the effective yield interest method.

Allowance for Credit Losses on Loans

On January 1, 2020, the Company adopted the current expected credit loss ("CECL") model under Accounting Standards Update ("ASU") 2016-13 (Topic 326) using the modified retrospective approach. The allowance for credit losses on loans is an estimate of the current expected credit losses in the loan portfolio. Loans are charged-off against the allowance when management determines that a loan balance has become uncollectible. Subsequent recoveries, if any, are credited to the allowance for credit losses on loans.

Management's methodology for estimating the allowance balance consists of several key elements, which include pooling loans with similar characteristics into segments and using a discounted cash flow calculation to estimate losses. The discounted cash flow model inputs include loan level cash flow estimates for each loan segment based on peer and bank historic loss correlations with certain economic factors. Management uses a four quarter forecast of each economic factor that is used for each loan segment and the economic factors are assumed to revert to the historic mean over an eight quarter period after the forecast period. The economic factors management has selected include the California unemployment rate, California gross domestic product, California home price index, and a national CRE value index. These factors are evaluated and updated occasionally and as economic conditions change. Additionally, management uses qualitative adjustments to the discounted cash flow quantitative loss estimates in certain cases when management has assessed an adjustment is necessary. These qualitative adjustments are applied by pooled loan segment and have been made for increased risk due to loan quality trends, collateral risk, or other risks management determines are not adequately captured in the discounted cash flow loss estimation. Specific allowances on individually evaluated loans are combined to the allowance on pools of loans with similar risk characteristics to derive to total allowance for credit losses on loans.

Management has also considered other qualitative risks such as collateral values, concentrations of credit risk (geographic, large borrower, and industry), economic conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized loans to address asset-specific risks and current conditions that were not fully considered by the macroeconomic variables driving the quantitative estimate.

The allowance for credit losses on loans was calculated by pooling loans of similar credit risk characteristics and credit monitoring procedures. The loan portfolio is classified into eight segments of loans - commercial, commercial real estate – owner occupied, commercial real estate – non-owner occupied, land and construction, home equity, multifamily, residential mortgages and consumer and other loans.

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans primarily rely on the identified cash flows of the borrower for repayment and secondarily on the underlying collateral provided by the borrower. However, the cash flows of the borrowers may not be as expected and the collateral securing these loans may vary in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable, inventory or equipment and may incorporate a personal guarantee; however, some loans may be unsecured. Included in commercial loans are $1,166,000 of SBA Paycheck Protection Program ("PPP") loans and $79,263,000 of Bay View Funding factored receivables at December 31, 2022, compared to $88,726,000 and $53,229,000, respectively at December 31, 2021. No allowance for credit losses has been recorded for PPP loans as they are fully guaranteed by the SBA.

Commercial Real Estate ("CRE")

CRE loans rely primarily on the cash flows of the properties securing the loan and secondarily on the value of the property that is securing the loan. CRE loans comprise two segments differentiated by owner occupied CRE and non-owner CRE. Owner occupied CRE loans are secured by commercial properties that are at least 50% occupied by the borrower or borrower affiliate. Non-owner occupied CRE loans are secured by commercial properties that are less than 50% occupied by the borrower or borrower affiliate. CRE loans may be adversely affected by conditions in the real estate markets or in the general economy.

Land and Construction

Land and construction loans are generally based on estimates of costs and value associated with the complete project. Construction loans usually involve the disbursement of funds with repayment substantially dependent on the success of the completion of the project. Sources of repayment for these loans may be permanent loans from HBC or other lenders, or proceeds from the sales of the completed project. These loans are monitored by on-site inspections and are considered to have higher risk than other real estate loans due to the final repayment dependent on numerous factors including general economic conditions.

Home Equity

Home equity loans are secured by 1-4 family residences that are generally owner occupied. Repayment of these loans depends primarily on the personal income of the borrower and secondarily by the value of the property securing the loan which can be impacted by changes in economic conditions such as the unemployment rate and property values. These loans are generally revolving lines of credit.

Multifamily

Multifamily loans are loans on residential properties with five or more units. These loans rely primarily on the cash flows of the properties securing the loan for repayment and secondarily on the value of the properties securing the loan. The cash flows of these borrowers can fluctuate along with the values of the underlying property depending on general economic conditions.

Residential Mortgages

Residential mortgage loans are secured by 1-4 family residences which are generally owner-occupied. Repayment of these loans depends primarily on the personal income of the borrower and secondarily on the value of the property securing the loan which can be impacted by changes in economic conditions such as the unemployment rate and property values. These are generally term loans and are acquired.

Consumer and Other

Consumer and other loans are secured by personal property or are unsecured and rely primarily on the income of the borrower for repayment and secondarily on the collateral value for secured loans. Borrower income and collateral value can vary dependent on economic conditions.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. The notional amount of these commitments is not reflected in the consolidated financial statement until they are funded. The Company maintains an allowance for credit losses on unfunded commercial lending commitments and letters of credit to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses for loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet and is adjusted as a provision for credit loss expense included in other noninterest expense.

Federal Home Loan Bank and Federal Reserve Bank Stock

As a member of the Federal Home Loan Bank ("FHLB") system, the Bank is required to own common stock in the FHLB based on the Bank's level of borrowings and outstanding FHLB advances. FHLB stock is carried at cost and classified as a restricted security. Both cash and stock dividends from the FHLB are reported as income.

As a member of the Federal Reserve Bank ("FRB") of San Francisco, the Bank is required to own stock in the FRB of San Francisco based on a specified ratio relative to our capital. FRB stock is carried at cost and may be sold back to the FRB at its carrying value. Cash dividends received from the FRB are reported as income.

Company-Owned Life Insurance and Split-Dollar Life Insurance Benefit Plan

The Company has purchased life insurance policies on certain directors and officers. Company-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for charges or other amounts due that are probable at settlement. The purchased insurance is subject to split-dollar insurance agreements with the insured participants, which continues after the participant's employment and retirement.

Accounting guidance requires that a liability be recorded primarily over the participant's service period when a split-dollar life insurance agreement continues after a participant's employment or retirement. The required accrued liability is based on either the post-employment benefit cost for the continuing life insurance or the future death benefit depending on the contractual terms of the underlying agreement.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed on the straight-line basis over the lesser of the respective lease terms or estimated useful lives. The Company owns one building which is being depreciated over 40 years. Furniture, equipment, and leasehold improvements are depreciated over estimated useful lives generally ranging from five to fifteen years. The Company evaluates the recoverability of long-lived assets on an ongoing basis.

Operating Lease Right of Use Assets and Liabilities

The Company determines if a lease is present at the inception of an agreement. Operating leases are capitalized at commencement and are discounted using the Company's FHLB borrowing rate for a similar term borrowing unless the lease defines an implicit rate within the contract.

The operating lease right of use assets represent the Company's right to use an underlying asset for the lease term, and the operating lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease right of use assets and operating lease liabilities are recognized on the lease commencement date based on the present value of lease payments over the lease term. No significant judgments or assumptions were involved in developing the estimated operating lease liabilities as the Company's operating lease liabilities largely represent future rental expenses associated with operating leases and the borrowing rates are based on publicly available interest rates.

Business Combinations

The Company accounts for acquisitions of businesses using the acquisition method of accounting. Under the acquisition method, assets acquired and liabilities assumed are recorded at their estimated fair values at the date of acquisition. Management utilizes various valuation techniques including discounted cash flow analyses to determine these fair values. Any excess of the purchase price over amounts allocated to the acquired assets, including identifiable intangible assets, and liabilities assumed is recorded as goodwill.

Goodwill and Other Intangible Assets

Goodwill resulting from business combinations represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill is assessed at least annually for impairment and any such impairment is recognized in the period identified. The Company's annual goodwill impairment testing date is November 30.

Other intangible assets consist of a core deposit intangible, a below market lease, an above market lease liability, a customer relationship and brokered relationship intangible assets. They are initially measured at fair value and then are amortized over their estimated useful lives. The core deposits intangible assets from the acquisitions are being amortized on an accelerated method over ten years. The below market value lease intangible assets are being amortized on the straight line method over three years. The above market lease adjustment is being amortized on the straight line method over 60 months. The customer relationship and brokered relationship intangible assets are being amortized over ten years.

Foreclosed Assets

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through operations. Operating costs after acquisition are expensed. Gains and losses on disposition are included in noninterest expense. There were no foreclosed assets at December 31, 2022 and 2021.

Retirement Plans

Expenses for the Company's non-qualified, unfunded defined benefits plan consists of service and interest cost and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. The Company's accounting policy for legal costs related to loss contingencies is to accrue for the probable fees that can be reasonably estimated. The Company's accounting policy for uncertain recoveries is to recognize the anticipated recovery when realization is deemed probable.

Income Taxes

The Company files consolidated Federal and combined and separate state income tax returns. Income tax expense is the total of the current year income tax payable or refunded, the change in deferred tax assets and liabilities, and low income housing investment losses, net of tax benefits received. Some items of income and expense are recognized in different years for tax purposes when applying generally accepted accounting principles, leading to timing differences between the Company's actual tax liability and the amount accrued for this liability based on book income. These temporary differences comprise the "deferred" portion of the Company's tax expense or benefit, which is accumulated on the Company's books as a deferred tax asset or deferred tax liability until such time as they reverse.

Realization of the Company's deferred tax assets is primarily dependent upon the Company generating sufficient taxable income to obtain benefit from the reversal of net deductible temporary differences and utilization of tax credit carryforwards for Federal and California state income tax purposes. The amount of deferred tax assets considered realizable is subject to adjustment in future periods based on estimates of future taxable income. Under generally accepted accounting principles, a valuation allowance is required to be recognized if it is "more likely than not" that a deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, including forecasts of future income, cumulative losses, applicable tax planning strategies, and assessments of current and future economic and business conditions.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and penalties related to uncertain tax positions as income tax expense.

Stock-Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Compensation cost recognized reflects estimated forfeitures, adjusted as necessary for actual forfeitures.

Comprehensive Income (Loss)

Total comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that are included in comprehensive income (loss) but are excluded from net income (loss) because they have been recorded directly in equity, net of tax, under the provisions of certain accounting guidance. The Company's sources of other comprehensive income (loss) are unrealized gains and losses on securities available-for-sale, and I/O strips, which are treated like available-for-sale securities, and the liabilities related to the Company's defined benefit pension plan and the split-dollar life insurance benefit plan. Reclassification adjustments result from gains or losses that were realized and included in net income (loss) of the current period that also had been included in other comprehensive income as unrealized holding gains and losses.

Segment Reporting

HBC is a commercial bank serving customers located in Alameda, Contra Costa, Marin, San Benito, San Francisco, San Mateo, and Santa Clara counties of California. Bay View Funding provides business essential working capital factoring financing to various industries throughout the United States. No customer accounts for more than 10 percent of revenue for HBC or the Company. With the previous acquisition of Bay View Funding, the Company has two reportable segments consisting of Banking and Factoring.

Reclassifications

Certain items in the consolidated financial statements for the years ended December 31, 2021 and 2020 were reclassified to conform to the 2022 presentation. These reclassifications did not affect previously reported net income or shareholders' equity.

Accounting Guidance Issued But Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides optional expedients and exceptions for applying GAAP to loan and lease agreements, derivative contracts, and other transactions affected by the anticipated transition away from London Inter-Bank Offered Rate ("LIBOR") toward new interest rate benchmarks. For transactions that are modified because of reference rate reform and that meet certain scope guidance (i) modifications of loan agreements should be accounted for by prospectively adjusting the effective interest rate and the modification will be considered "minor" so that any existing unamortized origination fees/costs would carry forward and continue to be amortized and (ii) modifications of lease agreements should be accounted for as a continuation of the existing agreement with no reassessments of the lease classification and the discount rate or remeasurements of lease payments that otherwise would be required for modifications *not* accounted for as separate contracts. ASU 2020-04 also provides numerous optional expedients for derivative accounting. In December 2022, to ensure relief in Topic 848 covers the period of time during which a significant number of modifications may take place, the FASB issued ASU No. 2022-06, which defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply relief in Topic 848. Once elected for a Topic or an Industry Subtopic within the Codification, the amendments in this ASU must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. The Company does not expect any material impact on its consolidated financial statements since the Company has an insignificant number of financial instruments applicable to this ASU.

In March 2022, the FASB issued ASU No. 2022-02 Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restrucurings and Vintage Disclosures, which 1) eliminates the accounting guidance for troubled debt restructurings ("TDRs") by creditors while enhancing the disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty; and 2) requires that an entity disclose current-period gross writeoffs by year of origination for financing receivables and net investments in leases. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022 and the amendments should be applied prospectively, although the entity has the option to apply a modified retrospective transition method for the recognition and measurement of TDRs, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. The Company is currently evaluating the impact of adopting the new guidance on its consolidated financial statements, however, the impact is not expected to be material.

2) Accumulated Other Comprehensive Income ("AOCI")

The following table reflects the changes in AOCI by component for the periods indicated:

	Year Ended December 31, 2022 and 2021			
	Unrealized Gains (Losses) on Available-for-Sale Securities and I/O Strips	Unamortized Unrealized Gain on Available-for-Sale Securities Reclassified to Held-to-Maturity	Defined Benefit Pension Plan Items(1)	Total
	(Dollars in thousands)			
Beginning balance January 1, 2022, net of taxes	$ 2,153	$ —	$ (13,149)	$ (10,996)
Other comprehensive (loss) before reclassification, net of taxes	(13,547)	—	7,395	(6,152)
Amounts reclassified from other comprehensive income, net of taxes	—	—	292	292
Net current period other comprehensive income (loss), net of taxes	(13,547)	—	7,687	(5,860)
Ending balance December 31, 2022, net of taxes	$ (11,394)	$ —	$ (5,462)	$ (16,856)
Beginning balance January 1, 2021, net of taxes	$ 3,929	$ 261	$ (14,907)	$ (10,717)
Other comprehensive (loss) before reclassification, net of taxes	(1,776)	—	1,308	(468)
Amounts reclassified from other comprehensive income (loss), net of taxes	—	(261)	450	189
Net current period other comprehensive income (loss), net of taxes	(1,776)	(261)	1,758	(279)
Ending balance December 31, 2021, net of taxes	$ 2,153	$ —	$ (13,149)	$ (10,996)

(1) This AOCI component is included in the computation of net periodic benefit cost (see Note 13—Benefit Plans) and includes split-dollar life insurance benefit plan.

Details About AOCI Components	Amounts Reclassified from AOCI Year Ended December 31,			Affected Line Item Where Net Income is Presented
	2022	2021	2020	
	(Dollars in thousands)			
Unrealized gains on available-for-sale securities and I/O strips	$ —	$ —	$ 277	Gain on sales of securities
	—	—	(82)	Income tax expense
	—	—	195	Net of tax
Amortization of unrealized gain on securities available-for-sale that were reclassified to securities held-to-maturity.	$ —	$ 371	52	Interest income on taxable securities
	—	(110)	(15)	Income tax expense
	—	261	37	Net of tax
Amortization of defined benefit pension plan items (1)				
Prior transition obligation and actuarial losses (2).	41	4	60	
Prior service cost and actuarial losses (3)	(455)	(643)	(387)	
	(414)	(639)	(327)	Other noninterest expense
	122	189	97	Income tax expense
	(292)	(450)	(230)	Net of tax
Total reclassification from AOCI for the period	$ (292)	$ (189)	$ 2	

(1) This AOCI component is included in the computation of net periodic benefit cost (see Note 13 — *Benefit Plans*).
(2) This is related to the split dollar life insurance benefit plan.
(3) This is related to the supplemental executive retirement plan.

3) Securities

The amortized cost and estimated fair value of securities at year-end were as follows:

December 31, 2022	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Allowance for Credit Losses	Estimated Fair Value
	(Dollars in thousands)				
Securities available-for-sale:					
U.S. Treasury	$ 428,797	$ —	$ (10,323)	$ —	$ 418,474
Agency mortgage-backed securities	76,916	—	(5,794)	—	71,122
Total.	$ 505,713	$ —	$ (16,117)	$ —	$ 489,596

December 31, 2022	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized (Losses)	Estimated Fair Value	Allowance for Credit Losses
	(Dollars in thousands)				
Securities held-to-maturity:					
Agency mortgage-backed securities	$ 677,381	$ 235	$ (99,977)	$ 577,639	$ —
Municipals - exempt from Federal tax	37,623	9	(819)	36,813	(14)
Total.	$ 715,004	$ 244	$ (100,796)	$ 614,452	$ (14)

December 31, 2021	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Allowance for Credit Losses	Estimated Fair Value
		(Dollars in thousands)			
Securities available-for-sale:					
Agency mortgage-backed securities	$ 99,359	$ 2,893	$ —	$ —	$ 102,252
Total	$ 99,359	$ 2,893	$ —	$ —	$ 102,252

December 31, 2021	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized (Losses)	Estimated Fair Value	Allowance for Credit Losses
		(Dollars in thousands)			
Securities held-to-maturity:					
Agency mortgage-backed securities	$ 607,377	$ 3,157	$ (4,752)	$ 605,782	$ —
Municipals - exempt from Federal tax	51,063	804	—	51,867	(43)
Total	$ 658,440	$ 3,961	$ (4,752)	$ 657,649	$ (43)

Securities with unrealized losses at year end, aggregated by investment category and length of time that individual securities have been in an unrealized loss position are as follows:

December 31, 2022	Less Than 12 Months Fair Value	Less Than 12 Months Unrealized (Losses)	12 Months or More Fair Value	12 Months or More Unrealized (Losses)	Total Fair Value	Total Unrealized (Losses)
			(Dollars in thousands)			
Securities available-for-sale:						
U.S. Treasury	$ 418,474	$ (10,323)	$ —	$ —	$ 418,474	$ (10,323)
Agency mortgage-backed securities	71,122	(5,794)	—	—	71,122	(5,794)
Total	$ 489,596	$ (16,117)	$ —	$ —	$ 489,596	$ (16,117)

December 31, 2022	Less Than 12 Months Fair Value	Less Than 12 Months Unrealized (Losses)	12 Months or More Fair Value	12 Months or More Unrealized (Losses)	Total Fair Value	Total Unrealized (Losses)
			(Dollars in thousands)			
Securities held-to-maturity:						
Agency mortgage-backed securities	$ 136,264	$ (12,866)	$ 429,257	$ (87,111)	$ 565,521	$ (99,977)
Municipals — exempt from Federal tax	31,007	(819)	—	—	31,007	(819)
Total	$ 167,271	$ (13,685)	$ 429,257	$ (87,111)	$ 596,528	$ (100,796)

December 31, 2021	Less Than 12 Months Fair Value	Less Than 12 Months Unrealized (Losses)	12 Months or More Fair Value	12 Months or More Unrealized (Losses)	Total Fair Value	Total Unrealized (Losses)
			(Dollars in thousands)			
Securities held-to-maturity:						
Agency mortgage-backed securities	$ 408,856	$ (3,319)	$ 27,997	$ (1,433)	$ 436,853	$ (4,752)
Total	$ 408,856	$ (3,319)	$ 27,997	$ (1,433)	$ 436,853	$ (4,752)

There were no holdings of securities of any one issuer, other than the U.S. Government and its sponsored entities, in an amount greater than 10% of shareholders' equity. At December 31, 2022, the Company held 463 securities (173 available-for-sale and 290 held-to-maturity), of which 439 had fair values below amortized cost. At December 31, 2022, there were $418,474,000 of U.S. Treasury securities available-for-sale, $71,122,000 of agency mortgage-backed securities available-for-sale, $136,264,000 of agency mortgage-backed securities held-to-maturity, and $31,007,000 of municipal securities held-to-maturity, carried with an unrealized loss for less than 12 months, and $429,257,000 of agency mortgage-backed securities held-to-maturity, carried with an unrealized loss for 12 months or more. The total unrealized loss for securities less than 12 months was ($29,802,000) and the total unrealized loss for securities carried for 12 months or more was ($87,111,000) at December 31, 2022. The unrealized losses were due to higher interest rates at period end compared to when the securities were purchased. The issuers are of high credit quality and all principal amounts are expected to be paid when securities mature. The fair value is expected to recover as the securities approach their maturity date and/or market rates decline. The Company does not believe that it is more likely than not that the Company will be required to sell a security in an unrealized loss position prior to recovery in value. The Company does not consider these securities to have credit-related losses at December 31, 2022.

The proceeds from sales of securities and the resulting gains and losses are listed below:

	2022	2021	2020
	(Dollars in thousands)		
Proceeds.....................	$ —	$ —	$ 56,598
Gross gains	—	—	277
Gross losses................	—	—	—

The amortized cost and fair value of debt securities as of December 31, 2022, by contractual maturity, are shown below. The expected maturities will differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	Available-for-sale	
	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)	
Due after 3 months through one year...........................	$ 46,065	$ 45,736
Due after one through five years	382,732	372,738
Agency mortgage-backed securities	76,916	71,122
Total	$ 505,713	$ 489,596

	Held-to-maturity	
	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)	
Due after three months through one year	$ 554	$ 553
Due after one through five years	7,681	7,613
Due after five through ten years...............................	27,459	26,745
Due after ten years	1,929	1,902
Agency mortgage-backed securities	677,381	577,639
Total	$ 715,004	$ 614,452

Securities with amortized cost of $66,272,000 and $42,473,000 as of December 31, 2022 and 2021 were pledged to secure public deposits and for other purposes as required or permitted by law or contract.

The table below presents a roll-forward by major security type for the year ended December 31, 2022 of the allowance for credit losses on debt securities held-to-maturity held at period end:

	Municipals
	(Dollars in thousands)
Beginning balance January 1, 2022.................	$ 43
Provision for (recapture of) credit losses............	(29)
Ending balance December 31, 2022	$ 14

For the year ended December 31, 2022, there was a reduction of $29,000 to the allowance for credit losses on the Company's held-to-maturity municipal investment securities portfolio. This reduction was the result of a reduction in municipal securities amortized balances resulting from regular payments.

4) Loans and Allowance for Credit Losses on Loans

The allowance for credit losses on loans was calculated by pooling loans of similar credit risk characteristics and credit monitoring procedures. The loan portfolio is classified into eight segments of loans - commercial, commercial real estate – owner occupied, commercial real estate – non-owner occupied, land and construction, home equity, multifamily, residential mortgage and consumer and other. See *Note 1 – Summary of Significant Accounting Polices - Allowance for Credit Losses on Loans* for the summary of risk characteristics of each loan segment.

Loans by portfolio segment and the allowance for credit losses on loans were as follows for the periods indicated:

	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Loans held-for-investment:		
Commercial	$ 533,915	$ 682,834
Real estate:		
CRE - owner occupied	614,663	595,934
CRE - non-owner occupied	1,066,368	902,326
Land and construction	163,577	147,855
Home equity	120,724	109,579
Multifamily	244,882	218,856
Residential mortgages	537,905	416,660
Consumer and other	17,033	16,744
Loans	3,299,067	3,090,788
Deferred loan fees, net	(517)	(3,462)
Loans, net of deferred fees	3,298,550	3,087,326
Allowance for credit losses on loans	(47,512)	(43,290)
Loans, net	$ 3,251,038	$ 3,044,036

Changes in the allowance for credit losses on loans were as follows:

		CRE Owner Occupied	CRE Non-owner Occupied	Land & Construction	Home Equity	Multi-Family	Residential Mortgage	Consumer and Other	Total
	Commercial								
				Year Ended December 31, 2022					
			(Dollars in thousands)						
Beginning of period balance	$ 8,414	$ 7,954	$ 17,125	$ 1,831	$ 864	$ 2,796	$ 4,132	$ 174	$ 43,290
Charge-offs	(434)	—	—	—	—	—	—	—	(434)
Recoveries	427	15	—	—	105	—	—	3,343	3,890
Net recoveries	(7)	15	—	—	105	—	—	3,343	3,456
Provision for (recapture of) credit losses on loans	(1,790)	(2,218)	5,010	1,110	(303)	570	1,775	(3,388)	766
End of period balance	$ 6,617	$ 5,751	$ 22,135	$ 2,941	$ 666	$ 3,366	$ 5,907	$ 129	$ 47,512

		CRE Owner Occupied	CRE Non-owner Occupied	Land & Construction	Home Equity	Multi-Family	Residential Mortgage	Consumer and Other	Total
	Commercial								
				Year Ended December 31, 2021					
			(Dollars in thousands)						
Beginning of period balance	$ 11,587	$ 8,560	$ 16,416	$ 2,509	$ 1,297	$ 2,804	$ 943	$ 284	$ 44,400
Charge-offs	(520)	—	—	—	—	—	—	—	(520)
Recoveries	1,354	16	—	884	93	—	—	197	2,544
Net (charge-offs) recoveries	834	16	—	884	93	—	—	197	2,024
Provision for (recapture of) credit losses on loans	(4,007)	(622)	709	(1,562)	(526)	(8)	3,189	(307)	(3,134)
End of period balance	$ 8,414	$ 7,954	$ 17,125	$ 1,831	$ 864	$ 2,796	$ 4,132	$ 174	$ 43,290

	Year Ended December 31, 2020								
	Commercial	Owner Occupied	Non-owner Occupied	Land & Construction	Home Equity	Multi-Family	Residential Mortgage	Consumer and Other	Total
	(Dollars in thousands)								
Beginning of period balance	$ 10,453	$ 3,825	$ 3,760	$ 2,621	$ 2,244	$ 57	$ 243	$ 82	$ 23,285
Adoption of Topic 326	(3,663)	3,169	7,912	(1,163)	(923)	1,196	435	1,607	8,570
Balance at adoption on January 1, 2020	6,790	6,994	11,672	1,458	1,321	1,253	678	1,689	31,855
Charge-offs	(1,776)	—	—	—	—	—	—	(104)	(1,880)
Recoveries	998	1	—	70	93	—	—	30	1,192
Net (charge-offs) recoveries	(778)	1	—	70	93	—	—	(74)	(688)
Provision for (recapture of) credit losses on loans	5,575	1,565	4,744	981	(117)	1,551	265	(1,331)	13,233
End of period balance	$ 11,587	$ 8,560	$ 16,416	$ 2,509	$ 1,297	$ 2,804	$ 943	$ 284	$ 44,400

The following table presents the amortized cost basis of nonaccrual loans and loans past due over 90 days and still accruing at the periods indicated:

	December 31, 2022			
	Nonaccrual with no Specific Allowance for Credit Losses	Nonaccrual with Specific Allowance for Credit Losses	Restructured and Loans over 90 Days Past Due and Still Accruing	Total
	(Dollars in thousands)			
Commercial	$ 318	$ 324	$ 349	$ 991
Real estate:				
CRE - Non-Owner Occupied	—	—	1,336	1,336
Home equity	98	—	—	98
Total	$ 416	$ 324	$ 1,685	$ 2,425

	December 31, 2021			
	Nonaccrual with no Specific Allowance for Credit Losses	Nonaccrual with no Specific Allowance for Credit Losses	Restructured and Loans over 90 Days Past Due and Still Accruing	Total
	(Dollars in thousands)			
Commercial	$ 94	$ 1,028	$ 278	$ 1,400
Real estate:				
CRE - Owner Occupied	1,126	—	—	1,126
Home equity	84	—	—	84
Multifamily	1,128	—	—	1,128
Total	$ 2,432	$ 1,028	$ 278	$ 3,738

The following tables presents the aging of past due loans by class for the periods indicated:

	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total
			December 31, 2022			
			(Dollars in thousands)			
Commercial	$ 7,236	$ 2,519	$ 703	$ 10,458	$ 523,457	$ 533,915
Real estate:						
CRE - Owner Occupied	252	—	—	252	614,411	614,663
CRE - Non-Owner Occupied	—	—	1,336	1,336	1,065,032	1,066,368
Land and construction	—	—	—	—	163,577	163,577
Home equity	—	98	—	98	120,626	120,724
Multifamily	—	—	—	—	244,882	244,882
Residential mortgages	4,202	720	—	4,922	532,983	537,905
Consumer and other	—	—	—	—	17,033	17,033
Total	$ 11,690	$ 3,337	$ 2,039	$ 17,066	$ 3,282,001	$ 3,299,067

	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total
			December 31, 2021			
			(Dollars in thousands)			
Commercial	$ 2,714	$ 168	$ 408	$ 3,290	$ 679,544	$ 682,834
Real estate:						
CRE - Owner Occupied	—	—	1,126	1,126	594,808	595,934
CRE - Non-Owner Occupied	—	—	—	—	902,326	902,326
Land and construction	—	—	—	—	147,855	147,855
Home equity	—	—	—	—	109,579	109,579
Multifamily	—	—	—	—	218,856	218,856
Residential mortgages	599	—	—	599	416,061	416,660
Consumer and other	—	—	—	—	16,744	16,744
Total	$ 3,313	$ 168	$ 1,534	$ 5,015	$ 3,085,773	$ 3,090,788

Past due loans 30 days or greater totaled $17,066,000 and $5,015,000 at December 31, 2022 and December 31, 2021, respectively, of which $479,000 and $1,258,000 were on nonaccrual. At December 31, 2022, there were also $261,000 loans less than 30 days past due included in nonaccrual loans held-for-investment. At December 31, 2021, there were also $2,202,000 loans less than 30 days past due included in nonaccrual loans held-for-investment. Management's classification of a loan as "nonaccrual" is an indication that there is reasonable doubt as to the full recovery of principal or interest on the loan. At that point, the Company stops accruing interest income, and reverses any uncollected interest that had been accrued as income. The Company begins recognizing interest income only as cash interest payments are received and it has been determined the collection of all outstanding principal is not in doubt.

Credit Quality Indicators

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's loan portfolio is concentrated in commercial (primarily manufacturing, wholesale, and service) and real estate lending, with the remaining balance in consumer loans. While no specific industry concentration is considered significant, the Company's lending operations are located in the Company's market areas that are dependent on the technology and real estate industries and their supporting companies. Thus, the Company's borrowers could be adversely impacted by a downturn in these sectors of the economy which could reduce the demand for loans and adversely impact the borrowers' ability to repay their loans.

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, and other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a quarterly basis. Nonclassified loans generally include those loans that are expected to be repaid in accordance with their contractual loan terms. Loans categorized as special mention have potential weaknesses that may, if not checked or corrected, weaken the credit or inadequately protect the Company's position at some future date. These loans pose elevated risk, but their weaknesses do not yet justify a substandard classification. Classified loans are those loans that are assigned a substandard, substandard-nonaccrual, or doubtful risk rating using the following definitions:

Special Mention. A Special Mention asset has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in a deterioration of the repayment prospects for the asset or in the credit position at some future date. Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that will jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Substandard-Nonaccrual. Loans classified as substandard-nonaccrual are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any, and it is probable that the Company will not receive payment of the full contractual principal and interest. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. In addition, the Company no longer accrues interest on the loan because of the underlying weaknesses.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss. Loans classified as loss are considered uncollectable or of so little value that their continuance as assets is not warranted. This classification does not necessarily mean that a loan has no recovery or salvage value; but rather, there is much doubt about whether, how much, or when the recovery would occur. Loans classified as loss are immediately charged off against the allowance for credit losses on loans. Therefore, there is no balance to report as of December 31, 2022 and December 31, 2021.

Loans may be reviewed at any time throughout a loan's duration. If new information is provided, a new risk assessment may be performed if warranted.

The following tables present term loans amortized cost by vintage and loan grade classification, and revolving loans amortized cost by loan grade classification at December 31, 2022 and December 31, 2021. The loan grade classifications are based on the Bank's internal loan grading methodology. Loan grade categories for doubtful and loss rated loans are not included on the tables below as there are no loans with those grades at December 31, 2022 and December 31, 2021. The vintage year represents the period the loan was originated or in the case of renewed loans, the period last renewed. The amortized balance is the loan balance less any purchase discounts, and plus any loan purchase premiums. The loan categories are based on the loan segmentation in the Company's CECL reserve methodology based on loan purpose and type.

	Term Loans Amortized Cost Basis by Originated Period as of December 31, 2022						Revolving Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior Periods		
	(Dollars in thousands)							
Commercial:								
Pass	$ 102,969	$ 36,752	$ 24,406	$ 19,272	$ 12,089	$ 21,127	$ 293,546	$ 510,161
Special Mention	3,408	1,060	192	1,123	—	6,031	5,551	17,365
Substandard	4	—	—	145	—	102	5,496	5,747
Substandard-Nonaccrual	—	279	—	—	330	33	—	642
Total	106,381	38,091	24,598	20,540	12,419	27,293	304,593	533,915
CRE - Owner Occupied:								
Pass	92,689	116,266	75,007	59,887	58,180	194,584	8,758	605,371
Special Mention	—	2,033	867	1,120	—	4,410	—	8,430
Substandard	—	660	—	—	193	9	—	862
Substandard-Nonaccrual	—	—	—	—	—	—	—	—
Total	92,689	118,959	75,874	61,007	58,373	199,003	8,758	614,663
CRE - Non-Owner Occupied:								
Pass	239,556	278,051	31,848	101,854	63,905	337,048	3,245	1,055,507
Special Mention	—	—	—	—	—	4,883	—	4,883
Substandard	—	—	—	—	—	5,978	—	5,978
Substandard-Nonaccrual	—	—	—	—	—	—	—	—
Total	239,556	278,051	31,848	101,854	63,905	347,909	3,245	1,066,368
Land and construction:								
Pass	62,241	72,847	22,459	6,030	—	—	—	163,577
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Substandard-Nonaccrual	—	—	—	—	—	—	—	—
Total	62,241	72,847	22,459	6,030	—	—	—	163,577
Home equity:								
Pass	—	—	—	—	—	44	117,950	117,994
Special Mention	—	—	—	—	—	—	2,346	2,346
Substandard	—	—	—	—	—	144	142	286
Substandard-Nonaccrual	—	98	—	—	—	—	—	98
Total	—	98	—	—	—	188	120,438	120,724
Multifamily:								
Pass	42,111	69,824	4,871	42,412	15,356	66,380	180	241,134
Special Mention	—	—	657	771	—	2,320	—	3,748
Substandard	—	—	—	—	—	—	—	—
Substandard-Nonaccrual	—	—	—	—	—	—	—	—
Total	42,111	69,824	5,528	43,183	15,356	68,700	180	244,882
Residential mortgage:								
Pass	191,907	296,270	1,068	6,788	2,724	33,290	—	532,047
Special Mention	—	—	—	1,058	1,482	2,387	—	4,927
Substandard	—	—	—	—	—	931	—	931
Substandard-Nonaccrual	—	—	—	—	—	—	—	—
Total	191,907	296,270	1,068	7,846	4,206	36,608	—	537,905
Consumer and other:								
Pass	389	13	—	—	1,364	1,283	13,647	16,696
Special Mention	—	82	—	6	—	—	249	337
Substandard	—	—	—	—	—	—	—	—
Substandard-Nonaccrual	—	—	—	—	—	—	—	—
Total	389	95	—	6	1,364	1,283	13,896	17,033
Total loans	$ 735,274	$ 874,235	$ 161,375	$ 240,466	$ 155,623	$ 680,984	$ 451,110	$ 3,299,067
Risk Grades:								
Pass	$ 731,862	$ 870,023	$ 159,659	$ 236,243	$ 153,618	$ 653,756	$ 437,326	$ 3,242,487
Special Mention	3,408	3,175	1,716	4,078	1,482	20,031	8,146	42,036
Substandard	4	660	—	145	193	7,164	5,638	13,804
Substandard-Nonaccrual	—	377	—	—	330	33	—	740
Grand Total	$ 735,274	$ 874,235	$ 161,375	$ 240,466	$ 155,623	$ 680,984	$ 451,110	$ 3,299,067

Term Loans Amortized Cost Basis by Originated Period as of December 31, 2021

	2021	2020	2019	2018	2017	Prior Periods	Revolving Loans Amortized Cost Basis	Total
				(Dollars in thousands)				
Commercial:								
Pass	$ 208,645	65,257	$ 15,086	$ 12,281	$ 7,311	$ 5,507	$ 349,717	$ 663,804
Special Mention	2,210	512	219	764	243	204	4,024	8,176
Substandard	3,709	930	—	13	302	2	4,776	9,732
Substandard-Nonaccrual	595	442	37	—	—	48	—	1,122
Total	215,159	67,141	15,342	13,058	7,856	5,761	358,517	682,834
CRE - Owner Occupied:								
Pass	170,504	135,103	65,596	57,017	31,657	107,203	14,486	581,566
Special Mention	568	2,254	672	—	—	355	—	3,849
Substandard	985	6,042	—	1,477	—	889	—	9,393
Substandard-Nonaccrual	—	1,100	—	—	—	26	—	1,126
Total	172,057	144,499	66,268	58,494	31,657	108,473	14,486	595,934
CRE - Non-Owner Occupied:								
Pass	374,470	141,404	115,170	45,959	68,125	134,454	2,068	881,650
Special Mention	—	5,388	—	—	1,133	3,816	—	10,337
Substandard	—	5,842	—	—	—	4,497	—	10,339
Substandard-Nonaccrual	—	—	—	—	—	—	—	—
Total	374,470	152,634	115,170	45,959	69,258	142,767	2,068	902,326
Land and construction:								
Pass	125,844	11,401	4,385	—	—	1,300	3,566	146,496
Special Mention	1,359	—	—	—	—	—	—	1,359
Substandard	—	—	—	—	—	—	—	—
Substandard-Nonaccrual	—	—	—	—	—	—	—	—
Total	127,203	11,401	4,385	—	—	1,300	3,566	147,855
Home equity:								
Pass	—	—	—	46	—	—	106,738	106,784
Special Mention	—	—	—	—	—	—	1,931	1,931
Substandard	—	—	—	—	—	54	726	780
Substandard-Nonaccrual	—	84	—	—	—	—	—	84
Total	—	84	—	46	—	54	109,395	109,579
Multifamily:								
Pass	102,535	27,955	30,820	16,151	16,261	13,895	—	207,617
Special Mention	5,804	—	4,307	—	—	—	—	10,111
Substandard	—	—	—	—	—	—	—	—
Substandard-Nonaccrual	1,128	—	—	—	—	—	—	1,128
Total	109,467	27,955	35,127	16,151	16,261	13,895	—	218,856
Residential mortgage:								
Pass	360,424	17,875	8,065	3,070	6,015	19,967	—	415,416
Special Mention	—	—	—	—	—	1,244	—	1,244
Substandard	—	—	—	—	—	—	—	—
Substandard-Nonaccrual	—	—	—	—	—	—	—	—
Total	360,424	17,875	8,065	3,070	6,015	21,211	—	416,660
Consumer and other:								
Pass	491	2	40	1,426	14	1,000	13,756	16,729
Special Mention	—	—	—	—	—	—	—	—
Substandard	15	—	—	—	—	—	—	15
Substandard-Nonaccrual	—	—	—	—	—	—	—	—
Total	506	2	40	1,426	14	1,000	13,756	16,744
Total loans	$ 1,359,286	421,591	$ 244,397	$ 138,204	$ 131,061	$ 294,461	$ 501,788	$ 3,090,788
Risk Grades:.								
Pass	$ 1,342,913	398,997	$ 239,162	$ 135,950	$ 129,383	$ 283,326	$ 490,331	$ 3,020,062
Special Mention	9,941	8,154	5,198	764	1,376	5,619	5,955	37,007
Substandard	4,709	12,814	—	1,490	302	5,442	5,502	30,259
Substandard-Nonaccrual	1,723	1,626	37	—	—	74	—	3,460
Grand Total	$ 1,359,286	421,591	$ 244,397	$ 138,204	$ 131,061	$ 294,461	$ 501,788	$ 3,090,788

The amortized cost basis of collateral-dependent loans at December 31, 2022 and December 31, 2021 was $324,000 and $1,028,000, respectively, and were secured by business assets.

When management determines that foreclosures are probable, expected credit losses for collateral-dependent loans are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate. For loans which foreclosure is not probable, but for which repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty, management has elected the practical expedient under ASC 326 to estimate expected credit losses based on the fair value of collateral, adjusted for selling costs as appropriate. The class of loan represents the primary collateral type associated with the loan. Significant quarter over quarter changes are reflective of changes in nonaccrual status and not necessarily associated with credit quality indicators like appraisal value.

The book balance of troubled debt restructurings at December 31, 2022 was less than $1,000. The book balance of troubled debt restructurings at December 31, 2021 was $500,000, which included $372,000 of nonaccrual loans and $128,000 of accruing loans. There were no specific reserves established with respect to these loans as of December 31, 2022, and approximately $290,000 in specific reserves were established with respect to these loans as of December 31, 2021. As of December 31, 2022 and December 31, 2021 respectively, the Company had no additional amounts committed on any loan classified as a troubled debt restructuring.

There were no loans modified as a troubled debt restructuring during the year ended December 31, 2022. There was one new loan with total recorded investment of $3,000 that was modified as a troubled debt restructuring during the year ended December 31, 2021.

The following table presents loans by class modified as troubled debt restructurings for the periods indicated:

	During the Year Ended December 31, 2021		
	Number of Contracts	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Troubled Debt Restructurings:			
		(Dollars in thousands)	
Commercial	1	$ 3	$ 3
Total	1	$ 3	$ 3

A loan is considered to be in payment default when it is 30 days contractually past due under the modified terms. There were no defaults on troubled debt restructurings, within twelve months following the modification, during the years ended December 31, 2022 and 2021.

A loan that is a troubled debt restructuring on nonaccrual status may return to accruing status after a period of at least six months of consecutive payments in accordance with the modified terms.

5) Loan Servicing

At December 31, 2022, 2021, and 2020, the Company serviced SBA loans sold to the secondary market of approximately $64,819,000, $73,256,000, and $77,973,000, respectively.

Servicing assets represent the servicing spread generated from the sold guaranteed portions of SBA loans. The weighted average servicing rate for all loans serviced was 1.10%, 1.11%, and 1.12% at December 31, 2022, 2021, and 2020, respectively.

Servicing rights are included in "accrued interest receivable and other assets" on the consolidated balance sheets. Activity for loan servicing rights follows:

	2022	2021	2020
	(Dollars in thousands)		
Beginning of year balance	$ 655	$ 531	$ 583
Additions	124	384	213
Amortization	(230)	(260)	(265)
End of year balance	$ 549	$ 655	$ 531

There was no valuation allowance for servicing rights at December 31, 2022, 2021, and 2020, because the estimated fair value of the servicing rights was greater than the carrying value. The estimated fair value of loan servicing rights was $813,000, $1,101,000, and $1,172,000, at December 31, 2022, 2021, and 2020, respectively. The fair value of servicing rights at December 31, 2022, was estimated using a weighted average constant prepayment rate ("CPR") assumption of 15.12%, and a weighted average discount rate assumption of 20.75%. The fair value of servicing rights at December 31, 2021, was estimated using a weighted average CPR assumption of 13.40%, and a weighted average discount rate assumption of 13.88%. The fair value of servicing rights at December 31, 2020, was estimated using a weighted average CPR assumption of 14.65%, and a weighted average discount rate assumption of 12.91%.

The weighted average discount rate and CPR assumptions used to estimate the fair value of the I/O strip receivables are the same as for the servicing rights. Management reviews the key economic assumptions used to estimate the fair value of I/O strip receivables on a quarterly basis. The fair value of the I/O strip can be adversely impacted by a significant increase in either the prepayment speed of the portfolio or the discount rate.

I/O strip receivables are included in "accrued interest receivable and other assets" on the consolidated balance sheets. Activity for I/O strip receivables follows:

	2022	2021	2020
	(Dollars in thousands)		
Beginning of year balance	$ 221	$ 305	$ 503
Unrealized loss	(69)	(84)	(198)
End of year balance	$ 152	$ 221	$ 305

6) Premises and Equipment

Premises and equipment at year-end were as follows:

	2022	2021
	(Dollars in thousands)	
Building	$ 3,508	$ 3,508
Land	2,900	2,900
Furniture and equipment	13,812	13,041
Leasehold improvements	5,597	5,441
	25,817	24,890
Accumulated depreciation and amortization	(16,516)	(15,251)
Premises and equipment, net	$ 9,301	$ 9,639

Depreciation and amortization expense was $1,121,000, $1,072,000, and $951,000, in 2022, 2021, and 2020, respectively.

7) Leases

As of December 31, 2022 and December 31, 2021, operating lease right-of-use ("ROU") assets, included in other assets and lease liabilities, included in other liabilities, totaled $33,031,000 and $34,879,000, respectively.

The following table presents the quantitative information for the Company's leases:

	Year Ended December 31,	
	2022	2021
	(Dollars in thousands)	
Operating Lease Cost (Cost resulting from lease payments)....	$ 6,625	$ 6,533
Operating Lease - Operating Cash Flows (Fixed Payments)....	$ 4,948	$ 5,011
Operating Lease - ROU assets...........................	$ 33,031	$ 34,879
Operating Lease - Liabilities.............................	$ 33,031	$ 34,879
Weighted Average Lease Term - Operating Leases..........	6.60 years	7.37 years
Weighted Average Discount Rate - Operating Leases........	4.49%	4.49%

The following maturity analysis shows the undiscounted cash flows due on the Company's operating lease liabilities:

	(Dollars in thousands)
2023...	$ 6,351
2024...	6,006
2025...	5,459
2026...	4,903
2027...	4,730
Thereafter...	10,988
Total undiscounted cash flows........................	38,437
Discount on cash flows..................................	(5,406)
Total lease liability....................................	$ 33,031

8) Goodwill and Other Intangible Assets

Goodwill

At December 31, 2022, the carrying value of goodwill was $167,631,000, which included $13,044,000 of goodwill related to its acquisition of Bay View Funding, $32,619,000 from its acquisition of Focus Business Bank, $13,819,000 from its acquisition of Tri-Valley Bank, $24,271,000 from its acquisition of United American Bank and $83,878,000 from its acquisition of Presidio Bank.

Goodwill impairment exists when a reporting unit's carrying value exceeds its fair value, which is determined through a qualitative assessment whether it is more likely than not that the fair value of equity of the reporting unit exceeds the carrying value ("Step Zero"). If the qualitative assessment indicates it is more likely than not that the fair value of equity of a reporting unit is less than book value, then a quantitative impairment test is required. The quantitative assessment identifies if a reporting unit fair value is less than its carrying value. If it is, then the Company will recognize goodwill impairment equal to the difference between the carrying amount of the reporting unit and its fair value, not to exceed the carrying amount of goodwill.

The Company completed its annual goodwill impairment analysis as of November 30, 2022 with the assistance of an independent valuation firm. The goodwill related to the acquisition of Bay View Funding was tested separately for impairment under this analysis. No events or circumstances since the November 30, 2022 annual impairment test were noted that would indicate it was more likely than not a goodwill impairment exists, for either the Company's banking or factoring reporting units.

The following table summarizes the carrying amount of goodwill by segment for the periods indicated:

	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Banking	$ 154,587	$ 154,587
Factoring	13,044	13,044
Total Goodwill	$ 167,631	$ 167,631

Other Intangible Assets

The Company's intangible assets are summarized as follows for the periods indicated:

	December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Remaining Carrying Amount
	(Dollars in thousands)		
Core deposit intangibles	$ 25,023	$ (14,429)	$ 10,594
Customer relationship and brokered relationship intangibles	1,900	(1,551)	349
Below market leases	110	(20)	90
Total	$ 27,033	$ (16,000)	$ 11,033

	December 31, 2021		
	Gross Carrying Amount	Accumulated Amortization	Remaining Carrying Amount
	(Dollars in thousands)		
Core deposit intangibles	$ 25,023	$ (11,982)	$ 13,041
Customer relationship and brokered relationship intangibles	1,900	(1,361)	539
Below market leases	110	(22)	88
Total	$ 27,033	$ (13,365)	$ 13,668

Estimated amortization expense for each of the next five years and thereafter is as follows:

Year	Core Deposit Intangible	Customer & Brokered Relationship Intangible	Below/ (Above) Market Lease	Total Amortization Expense
	(Dollars in thousands)			
2023	2,217	190	(2)	2,405
2024	2,023	159	5	2,187
2025	1,795	—	18	1,813
2026	1,512	—	18	1,530
2027	1,438	—	18	1,456
Thereafter	1,609	—	33	1,642
	$ 10,594	$ 349	$ 90	$ 11,033

Impairment testing of the intangible assets is performed at the individual asset level. Impairment exists if the carrying amount of the asset is not recoverable and exceeds its fair value at the date of the impairment test. For intangible assets, estimates of expected future cash flows (cash inflows less cash outflows) that are directly associated with an intangible asset are used to determine the fair value of that asset. Management makes certain estimates and assumptions in determining the expected future cash flows from core deposit and customer relationship intangibles including account attrition, expected lives, discount rates, interest rates, servicing costs and other factors. Significant changes in these estimates and assumptions could adversely impact the valuation of these intangible assets. If an impairment loss exists, the carrying amount of the intangible asset is adjusted to a new cost basis. The new cost basis is then amortized over the remaining useful life of the asset. Based on its assessment, management concluded that there was no impairment of intangible assets at December 31, 2022 and December 31, 2021.

9) Deposits

The following table presents the scheduled maturities of all time deposits for the periods indicated:

	(Dollars in thousands)
2023	$ 133,517
2024	8,513
2025	1,283
2026	274
2027	91
Thereafter	280
Total	$ 143,958

Time deposits of $250,000 and over were $108,192,000 and $94,700,000 at December 31, 2022 and 2021, respectively. At December 31, 2022, Certificate of Deposit Account Registry Service ("CDARS") deposits totaled $30,374,000 which were comprised of interest-bearing demand deposits of $26,861,000 and money market deposits of $192,000, (which have no scheduled maturity date, and therefore, are excluded from the table above), and time deposits of $3,321,000, (which are included in the table above). At December 31, 2021, CDARS deposits totaled $38,271,000, which were comprised of interest-bearing demand deposits of $30,858,000 and money market deposits of $1,013,000, and time deposits of $6,400,000. The CDARS program allows customers with deposits in excess of FDIC-insured limits to obtain full coverage on time deposits through a network of banks within the CDARS program. Deposits gathered through these programs are not considered brokered deposits under current regulatory reporting guidelines.

Deposits from executive officers, directors, and their affiliates were $712,000 and $766,000 at December 31, 2022 and 2021, respectively.

10) Borrowing Arrangements

Federal Home Loan Bank Borrowings, Federal Reserve Bank Borrowings, and Available Lines of Credit

HBC maintains a collateralized line of credit with the FHLB of San Francisco. Under this line, the Company can borrow from the FHLB on a short-term (typically overnight) or long-term (over one year) basis. As of December 31, 2022, and December 31, 2021, HBC had no overnight borrowings from the FHLB. HBC had $254,243,000 of loans and $1,085,000 of securities pledged to the FHLB as collateral on a line of credit of $162,631,000 at December 31, 2022, none of which was outstanding. HBC had $280,748,000 of loans and $1,551,000 of securities and pledged to the FHLB as collateral on a line of credit of $205,631,000 at December 31, 2021, none of which was outstanding.

HBC can also borrow from the FRB's discount window. HBC had approximately $1,000,207,000 of loans pledged to the FRB as collateral on an available line of credit of approximately $676,878,000 at December 31, 2022, none of which was outstanding. HBC had approximately $1,008,601,000 of loans pledged to the FRB as collateral on an available line of credit of approximately $567,873,000 at December 31, 2021, none of which was outstanding.

At December 31, 2022, HBC had Federal funds purchase arrangements available of $80,000,000. There were no Federal funds purchased outstanding at December 31, 2022 and 2021.

HCC has a $20,000,000 line of credit with a correspondent bank, of which none was outstanding at December 31, 2022 and 2022.

HBC may also utilize securities sold under repurchase agreements to manage our liquidity position. There were no securities sold under agreements to repurchase at December 31, 2022, and 2021.

Subordinated Debt

On May 11, 2022, the Company completed a private placement offering of $40,000,000 aggregate principal amount of its 5.00% fixed-to-floating rate subordinated notes due May 15, 2032 ("Sub Debt due 2032"). The Company used the net proceeds of the Sub Debt due 2032 for general corporate purposes, including the repayment on June 1, 2022 of the Company's $40,000,000 aggregate principal amount of 5.25% fixed-to-floating rate subordinated notes due June 1, 2027 ("Sub Debt due 2027"). The Sub Debt due 2032, net of unamortized issuance costs of $650,000, totaled $39,350,000 at December 31, 2022, and qualifies as Tier 2 capital for the Company under the guidelines established by the Federal Reserve Bank. The debt issuance costs are amortized on a straight line basis through the maturity date of the subordinated notes.

On May 26, 2017, the Company completed an underwritten public offering of $40,000,000 aggregate principal amount of its Sub Debt due 2027. The Sub Debt due 2027 had a fixed interest rate of 5.25% per year through June 1, 2022. On June 1, 2022, the Company completed the redemption of all of its outstanding $40,000,000 of Sub Debt due 2027, prior to resetting to a floating rate. The Sub Debt due 2027 was redeemed pursuant to the terms of the Subordinated Indenture, as supplemented by the First Supplemental Indenture, each dated as of May 26, 2017, between the Company and Wilmington Trust, National Association, as Trustee, at the redemption price of 100% of its principal amount, plus accrued and unpaid interest of $1,100,000.

11) Income Taxes

Income tax expense consisted of the following for the year ended December 31, as follows:

	2022	2021	2020
	(Dollars in thousands)		
Currently payable tax:			
Federal	$ 18,994	$ 10,207	$ 9,630
State	8,798	7,988	5,828
Total currently payable	27,792	18,195	15,458
Deferred tax expense (benefit):			
Federal	(1,237)	1,175	(932)
State	1,256	(1,200)	(757)
Total deferred tax	19	(25)	(1,689)
Income tax expense	$ 27,811	$ 18,170	$ 13,769

The effective tax rate differs from the Federal statutory rate for the years ended December 31, as follows:

	2022	2021	2020
Statutory Federal income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal tax benefit	8.4 %	8.1 %	8.2 %
Low income housing credits, net of investment losses	(0.2)%	(0.3)%	(0.5)%
Increase in cash surrender value of life insurance	(0.4)%	(0.6)%	(0.8)%
Stock option/restricted stock windfall tax benefit	(0.1)%	(0.2)%	0.6 %
Non-taxable interest income	(0.2)%	(0.5)%	(0.8)%
Split-dollar term insurance	0.0 %	0.1 %	0.1 %
ISO stock exercise	0.0 %	(0.1)%	0.0 %
Other, net	1.0 %	0.1 %	0.3 %
Effective tax rate	29.5 %	27.6 %	28.1 %

Deferred tax assets and liabilities that result from the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at December 31, are as follows:

	2022	2021
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for credit losses on loans	$ 14,171	$ 12,716
Lease accounting	9,703	10,245
Defined postretirement benefit obligation	7,585	9,934
Securities available-for-sale	4,690	—
Accrued expenses	3,440	2,681
State income taxes	1,924	1,164
Federal net operating loss carryforwards	1,719	2,206
Premises and equipment	1,677	2,173
Stock compensation	1,363	1,632
California net operating loss carryforwards	1,106	1,489
Nonaccrual interest	174	67
Split-dollar life insurance benefit plan	49	84
Other	201	869
Total deferred tax assets	47,802	45,260
Deferred tax liabilities:		
Lease accounting	(9,703)	(10,245)
Loan fees	(2,304)	(2,174)
Intangible liabilities	(1,940)	(1,916)
Prepaid expenses	(1,304)	(972)
FHLB stock	(156)	(166)
I/O strips	(40)	(60)
Securities available-for-sale	—	(823)
Other	(179)	(147)
Total deferred tax liabilities	(15,626)	(16,503)
Net deferred tax assets	$ 32,176	$ 28,757

At December 31, 2022, the Company's federal net operating loss ("NOL") carryforwards were $8,186,000 and the Company's California net operating loss carryforwards were $13,452,000. These amounts are attributable to the prior merger transactions. The realization of these NOL carryforwards for Federal and State tax purposes are limited on the amount of net operating losses that can be utilized annually under the current tax law. The above NOL carryforwards are presented net of the losses that will expire unutilized under current tax law. Since the NOL carryforwards are already presented net of the amounts that will expire by operation of current tax law, there is no need for a valuation allowance as the Company fully expects to utilize the amounts disclosed.

Under generally accepted accounting principles, a valuation allowance is required if it is "more likely than not" that a deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, including forecasts of future income, cumulative losses, applicable tax planning strategies, and assessments of current and future economic and business conditions. As of December 31, 2022 and 2021 the Company's recorded amount of uncertain tax positions was not considered significant for financial reporting and the Company does not expect this amount to significantly increase or decrease in the next twelve months.

At December 31, 2022 and December 31, 2021, the Company had net deferred tax assets of $32,176,000 and $28,757,000, respectively. At December 31, 2022 and December 31, 2021, the Company determined that a valuation allowance for deferred tax assets was not necessary.

The Company and its subsidiaries are subject to U.S. Federal income tax as well as income tax of the State of California. The Company is no longer subject to examination by Federal and state taxing authorities for years before 2019, and by the State of California taxing authority for years before 2018.

The following table reflects the carrying amounts of the low income housing investments included in accrued interest receivable and other assets, and the future commitments included in accrued interest payable and other liabilities for the periods indicated:

	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Low income housing investments	$ 3,537	$ 4,380
Future commitments	$ 523	$ 568

The Company expects $27,000 of the future commitments to be paid in 2023, and $498,000 in 2024 through 2026.

For tax purposes, the Company recognized low income housing tax credits of $839,000 for the years ended December 31, 2022 and December 31, 2021, respectively, and low income housing investment expense of $842,000 and $866,000, respectively. The Company recognizes low income housing investment expenses as a component of income tax expense.

12) Equity Plan

The Company maintained an Amended and Restated 2004 Equity Plan (the "2004 Plan") for directors, officers, and key employees. The 2004 Plan was terminated on May 23, 2013. The Company's shareholders approved the 2013 Equity Incentive Plan (the "2013 Plan"). The equity plans provide for the grant of incentive and nonqualified stock options and restricted stock. The equity plans provide that the option price for both incentive and nonqualified stock options will be determined by the Board of Directors at no less than the fair value at the date of grant. Options granted vest on a schedule determined by the Board of Directors at the time of grant. Generally options vest over four years. All options expire no later than ten years from the date of grant. Restricted stock is subject to time vesting. The 2013 Plan will terminate at the 2023 Annual Shareholders Meeting to be held May 25, 2023. The Company intends to propose a new 2023 Equity Incentive Plan at the 2023 Annual Shareholders Meeting. All equity awards outstanding under the 2013 Plan remain outstanding subject to the terms of the respective award agreement. In 2022, the Company granted 387,000 shares of nonqualified stock options and 238,811 shares of restricted stock subject to time vesting requirements. There were 1,475,594 shares available for the issuance of equity awards under the 2013 Plan as of December 31, 2022.

Stock option activity under the equity plans is as follows:

Total Stock Options	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value
Outstanding at January 1, 2022	2,584,632	$	10.00			
Granted	387,000	$	11.12			
Exercised	(305,880)	$	6.70			
Forfeited or expired	(138,579)	$	12.34			
Outstanding at December 31, 2022	2,527,173	$	10.44	5.52	$	7,497,913
Vested or expected to vest	2,375,543			5.52	$	7,048,038
Exercisable at December 31, 2022	1,900,047			4.48	$	6,333,749

Information related to the equity plans for each of the last three years:

	December 31,		
	2022	2021	2020
Intrinsic value of options exercised	$ 1,674,072	$ 1,543,711	$ 2,258,245
Cash received from option exercise	$ 2,049,587	$ 1,469,255	$ 1,713,737
Tax benefit realized from option exercises.	$ 180,414	$ 153,745	$ 63,124
Weighted average fair value of options granted	$ 2.22	$ 2.31	$ 1.15

As of December 31, 2022, there was $1,294,000 of total unrecognized compensation cost related to nonvested stock options granted under the equity plans. That cost is expected to be recognized over a weighted-average period of approximately 2.66 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table, including the weighted average assumptions for the option grants in each year.

	December 31,		
	2022	2021	2020
Expected life in months(1)	72	72	72
Volatility(1)	31 %	33 %	29 %
Weighted average risk-free interest rate(2)	2.89 %	1.10 %	0.53 %
Expected dividends(3)	4.68 %	4.32 %	5.71 %

(1) The expected life of employee stock options represents the weighted average period the stock options are expected to remain outstanding based on historical experience. Volatility is based on the historical volatility of the stock price over the same period of the expected life of the option.

(2) Based on the U.S. Treasury constant maturity interest rate with a term consistent with the expected life of the option granted.

(3) Each grant's dividend yield is calculated by annualizing the most recent quarterly cash dividend and dividing that amount by the market price of the Company's common stock as of the grant date

The Company estimates the impact of forfeitures based on historical experience. Should the Company's current estimate change, additional expense could be recognized or reversed in future periods. The Company issues authorized shares of common stock to satisfy stock option exercises.

Restricted stock activity under the equity plans is as follows:

Total Restricted Stock Award	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested shares at January 1, 2022.	298,566	$ 11.03
Granted	238,811	$ 11.16
Vested	(252,081)	$ 11.81
Forfeited or expired.	(31,805)	$ 11.23
Nonvested shares at December 31, 2022	253,491	$ 11.05

As of December 31, 2022, there was $1,881,000 of total unrecognized compensation cost related to nonvested restricted stock awards granted under the 2013 Plan. The cost is expected to be recognized over a weighted-average period of approximately 1.90 years.

Total compensation cost for the 2004 Plan and 2013 Plan charged against income was $3,178,000, $2,519,000,

$2,248,000, for 2022, 2021, and 2020, respectively. The total income tax (benefit) expense was ($94,000), ($155,000), and $301,000 for the years ended December 31, 2022, and 2021, and 2020, respectively.

13) Benefit Plans

401(k) Savings Plan

The Company offers a 401(k) savings plan that allows employees to contribute up to a maximum percentage of their compensation, as established by the Internal Revenue Code. The Company made a discretionary matching contribution of up to $3,000 for each employee's contributions in 2022 and 2021. Contribution expense was $942,000, $944,000, and $942,000 in 2022, and 2021 and 2020, respectively.

Employee Stock Ownership Plan

The Company sponsors a non-contributory employee stock ownership plan ("ESOP"). To participate in this plan, an employee must have worked at least 1,000 hours during the year and must be employed by the Company at year-end. Employer contributions to the ESOP are discretionary. Contributions to the ESOP have been suspended since 2010 and ESOP was "frozen" as of January 1, 2019. At December 31, 2022, the ESOP owned 91,343 shares of the Company's common stock.

Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan for some of its employees. Under the deferred compensation plan, an employee may defer up to 100% of their bonus and 50% of their regular salary into a deferred account. Amounts deferred are invested in a portfolio of approved investment choices as directed by the employee. Amounts deferred by employees to the deferred compensation plan will be distributed at a future date that they have selected or upon termination of employment. There were ten employees who elected to participate in the deferred compensation plan during both 2022 and 2021.

Nonqualified Defined Benefit Pension Plan

The Company has a supplemental retirement plan ("SERP") covering some current and some former key executives and directors. The SERP is an unfunded, nonqualified defined benefit plan. The combined number of active and retired/terminated participants in the SERP was 50 at December 31, 2022. The defined benefit represents a stated amount for key executives and directors that generally vests over nine years and is reduced for early retirement. The projected benefit obligation is included in "Accrued interest payable and other liabilities" on the consolidated balance sheets. The SERP has no assets and the projected benefit obligation is unfunded. The measurement date of the SERP is December 31.

The following table sets forth the SERP's status at December 31:

	2022	2021
	(Dollars in thousands)	
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 33,179	$ 35,404
Service cost	347	480
Actuarial gain	(7,065)	(917)
Interest cost	865	759
Benefits paid	(1,526)	(2,547)
Projected benefit obligation at end of year	$ 25,800	$ 33,179
Amounts recognized in accumulated other comprehensive loss:		
Net actuarial loss	$ 2,371	$ 7,668

Weighted-average assumptions used to determine the benefit obligation at year-end:

	2022	2021
Discount rate	5.17 %	2.66 %
Rate of compensation increase	N/A	N/A

Estimated benefit payments over the next ten years, which reflect anticipated future events, service and other assumptions, are as follows:

Year	Estimated Benefit Payments
	(Dollars in thousands)
2023	$ 1,654
2024	1,969
2025	2,059
2026	2,179
2027	2,316
2028 to 2032	12,131

The components of pension cost for the SERP follow:

	Year Ended December 31,	
	2022	2021
Components of net periodic benefit cost:		
Service cost	$ 347	$ 480
Interest cost	865	759
Amortization of prior service cost	—	100
Amortization of net actuarial loss	455	543
Net periodic benefit cost	$ 1,667	$ 1,882
Amount recognized in other comprehensive income	$ 5,297	$ 1,098

The components of net periodic benefit cost other than the service cost component are included in the line item "other noninterest expense" in the Consolidated Statements of Income. The estimated net actuarial loss and prior service cost for the SERP that will be amortized from Accumulated Other Comprehensive Loss into net periodic benefit cost over the next fiscal year are $53,000 as of December 31, 2022.

Net periodic benefit cost for the years ended December 31, 2022 and 2021 were determined using the following assumption:

	2022	2021
Discount rate	2.66 %	2.26 %
Rate of compensation increase	N/A	N/A

Split-Dollar Life Insurance Benefit Plan

The Company maintains life insurance policies for some current and some former directors and officers that are subject to split-dollar life insurance agreements, some of which continues after the participant's employment and retirement. The policies acquired from Focus and Presidio do not include a post retirement benefit. All participants are fully vested in their split-dollar life insurance benefits. The accrued benefit liability for the split-dollar insurance agreements represents either the present value of the future death benefits payable to the participants' beneficiaries or the present value of the estimated cost to maintain term life insurance, depending on the contractual terms of the participant's underlying agreement.

The split-dollar life insurance projected benefit obligation is included in "Accrued interest payable and other liabilities" on the consolidated balance sheets. The measurement date of the split-dollar life insurance benefit plan is December 31.

The following sets forth the funded status of the split dollar life insurance benefits:

	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 9,244	$ 9,689
Interest cost.	246	219
Actuarial loss	(2,430)	(664)
Projected benefit obligation at end of period.	$ 7,060	$ 9,244

Amounts recognized in accumulated other comprehensive loss at December 31 consist of:

	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Net actuarial loss.	$ 2,301	$ 4,601
Prior transition obligation.	790	879
Accumulated other comprehensive loss	$ 3,091	$ 5,480

Weighted-average assumption used to determine the benefit obligation at year-end follow:

	2022	2021
Discount rate	5.17 %	2.66 %

Components of net periodic benefit cost during the year are:

	Year Ended December 31,	
	2022	2021
Amortization of prior transition obligation and actuarial losses	$ (41)	$ (4)
Interest cost	246	219
Net periodic benefit cost	$ 205	$ 215
Amount recognized in other comprehensive income	$ 2,389	$ 660

The estimated net actuarial loss and prior transition obligation for the split-dollar life insurance benefit plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are ($191,000) and ($41,000) as of December 31, 2022 and 2021, respectively.

Weighted-average assumption used to determine the net periodic benefit cost:

	2022	2021
Discount rate	2.66 %	2.26 %

14) Fair Value

Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (for example, interest rates and yield curves observable at commonly quoted intervals, prepayment speeds, credit risks, and default rates).

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Financial Assets and Liabilities Measured on a Recurring Basis

The fair values of securities available-for-sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). The Company uses matrix pricing (Level 2 inputs) to establish the fair value of its securities available-for-sale.

The fair value of interest-only ("I/O") strip receivable assets is based on a valuation model used by a third party. The Company is able to compare the valuation model inputs and results to widely available published industry data for reasonableness (Level 2 inputs).

| | | Fair Value Measurements Using | | |
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Dollars in thousands)		
Assets at December 31, 2022				
Available-for-sale securities:				
U.S. Treasury	$ 418,474	$ 418,474	$ —	$ —
Agency mortgage-backed securities	71,122	—	71,122	—
I/O strip receivables	152	—	152	—
Assets at December 31, 2021				
Available-for-sale securities:				
Agency mortgage-backed securities	$ 102,252	$ —	$ 102,252	$ —
I/O strip receivables	221	—	221	—

Assets and Liabilities Measured on a Non-Recurring Basis

The fair value of collateral dependent loans individually evaluated with specific allocations of the allowance for credit losses on loans is generally based on recent real estate appraisals. The appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Assets carried at fair value on a non-recurring basis are immaterial.

Foreclosed assets are valued at the time the loan is foreclosed upon and the asset is transferred to foreclosed assets. The fair value is based primarily on third party appraisals, less costs to sell. The appraisals may utilize a single valuation approach or a combination of approaches including the comparable sales and income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. At December 31, 2022 and December 31, 2021, there were no foreclosed assets on the balance sheet.

Fair Value of Financial Instruments

The carrying amounts and estimated fair values of financial instruments at December 31, 2022 are as follows:

| | | Estimated Fair Value | | | |
	Carrying Amounts	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(Dollars in thousands)			
Assets:					
Cash and cash equivalents	$ 306,603	$ 306,603	$ —	$ —	$ 306,603
Securities available-for-sale	489,596	418,474	71,122	—	489,596
Securities held-to-maturity, net	714,990	—	614,452	—	614,452
Loans (including loans held-for-sale), net	3,253,494	—	2,456	3,080,485	3,082,941
FHLB stock, FRB stock, and other investments	32,522	—	—	—	N/A
Accrued interest receivable	15,047	1,328	1,836	11,883	15,047
I/O strips receivables	152	—	152	—	152
Liabilities:					
Time deposits	$ 143,958	$ —	$ 144,702	$ —	$ 144,702
Other deposits	4,245,646	—	4,245,646	—	4,245,646
Subordinated debt	39,350	—	36,025	—	36,025
Accrued interest payable	600	—	600	—	600

The carrying amounts and estimated fair values of financial instruments at December 31, 2021 are as follows:

| | | Estimated Fair Value | | | |
	Carrying Amounts	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(Dollars in thousands)			
Assets:					
Cash and cash equivalents	$ 1,306,216	$ 1,306,216	$ —	$ —	$ 1,306,216
Securities available-for-sale	102,252	—	102,252	—	102,252
Securities held-to-maturity, net	658,397	—	657,649	—	657,649
Loans (including loans held-for-sale), net	3,046,403	—	2,367	3,061,558	3,063,925
FHLB stock, FRB stock, and other investments	32,504	—	—	—	N/A
Accrued interest receivable	10,781	—	1,719	9,062	10,781
I/O strips receivables	221	—	221	—	221
Liabilities:					
Time deposits	$ 139,834	$ —	$ 140,086	$ —	$ 140,086
Other deposits	4,619,578	—	4,619,578	—	4,619,578
Subordinated debt	39,925	—	40,425	—	40,425
Accrued interest payable	477	—	477	—	477

15) Commitments and Contingencies

Loss Contingencies

Within the ordinary course of our business, we are subject to private lawsuits, government audits, administrative proceedings and other claims. A number of these claims may exist at any given time, and some of the claims may be pled as class actions. We could be affected by adverse publicity and litigation costs resulting from such allegations, regardless of whether they are valid or whether we are legally determined to be liable. A summary of proceedings outstanding at December 31, 2022 follows:

D.C. Solar Related:

- In December 2020, Solar Eclipse Investment Fund III, et al v. Heritage Bank of Commerce, et al., was filed against the Bank, and others, in the Solano County Superior Court for the State of California. The case relates to the Bank's former deposit relationships with investment funds sponsored by D.C. Solar and affiliates (collectively "D.C. Solar"). D.C. Solar is a former customer that allegedly perpetrated a Ponzi scheme and declared bankruptcy. In October 2021, the court sustained the Bank's demurrer without leave to amend on all but two counts. Subsequently, the plaintiffs sought to overturn the court's ruling in favor of the Bank by filing a petition for a writ of mandate in the California Court of Appeals, where the petition was denied. On December 12, 2022, the court granted the Bank's motion for judgment on the pleadings on one of the two remaining counts. The Bank has filed a motion for summary judgment against one of the 26 plaintiffs on the one remaining count. We intend to vigorously defend this action.

- In December 2020, Solarmore Management Services, Inc. v. Jeff Carpoff et al., ("Solarmore") was filed as an amended complaint in the United States District Court for the Eastern District of California against the Bank, a former employee and other unrelated parties. The case arose out of the Bank's former deposit relationship with D.C. Solar and its sponsored investment funds. On February 4, 2022, Solarmore voluntarily dismissed the Bank without prejudice, but not the Bank's former employee. The Bank's former employee remains a party to the action.

Employee Related:

- In November 2020, a former and a then-current bank employee purporting to represent a class of Bank employees, alleged in a lawsuit that the Bank violated the California Labor Code and California Business and Professions Code, by failing to permit required meal and rest breaks, and by failing to provide accurate wage statements, among other claims. The lawsuit seeks unspecified penalties under the California Private Attorneys General Act ("PAGA") in addition to other monetary payments. Because the class/PAGA action alleges wage and hour claims, it is not covered by the Bank's insurance. In February 2021, the Bank was notified of a set of PAGA and potential class claims alleged by a third former and a then-current bank employee alleging the same claims. The third former employee/claimant is being added as a plaintiff to the previously filed class/PAGA action. We intend to vigorously defend this action.

- In October 2021 the third employee/claimant above referenced filed a lawsuit alleging race, color, gender, and sex discrimination; disability discrimination; discrimination against an employee making a CFRA claim, violation of the Equal Pay Act, retaliation, and related claims. We intend to vigorously defend this action.

- In September 2022 the Bank moved to compel arbitration in both cases; hearings were held in Alameda County Superior Court in early November and early December 2022. The motions in both cases were denied and the Bank appealed the rulings. Both cases are stayed pending appeal.

The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. The outcomes of legal proceedings and other contingencies are, however, inherently unpredictable and subject to significant uncertainties. As a result, the Company is not able to reasonably estimate the amount or range of possible losses, including losses that could arise as a result of application of non-monetary remedies, with respect to the contingencies it faces, and the Company's estimates may not prove to be accurate.

At this time, we believe that the amount of reasonably possible losses resulting from final disposition of any pending lawsuits, audits, proceedings and claims will not have a material adverse effect individually or in the aggregate on our financial position, results of operations or liquidity. It is possible, however, that our future results of operations for a particular quarter or fiscal year could be impacted by changes in circumstances relating to lawsuits, proceedings or claims. Legal costs related to such claims are expensed as incurred.

Off-Balance Sheet Arrangements

In the normal course of business the Company makes commitments to extend credit to its customers as long as there are no violations of any conditions established in the contractual arrangements. These commitments are obligations that represent a potential credit risk to the Company, but are not reflected on the Company's consolidated balance sheets. Total unused commitments to extend credit were $1,134,619,000 at December 31, 2022, compared to $1,150,811,000 at December 31, 2021. Unused commitments represented 34% outstanding gross loans at December 31, 2022, and 37% at December 31, 2021.

The effect on the Company's revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted because there is no certainty that lines of credit and letters of credit will ever be fully utilized. The following table presents the Company's commitments to extend credit for the periods indicated:

	December 31, 2022			December 31, 2021		
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
	(Dollars in thousands)					
Unused lines of credit and commitments to make loans	$ 87,348	$ 1,036,847	$ 1,124,195	$ 119,071	$ 1,015,588	$ 1,134,659
Standby letters of credit............................	1,565	8,859	10,424	3,084	13,068	16,152
	$ 88,913	$ 1,045,706	$ 1,134,619	$ 122,155	$ 1,028,656	$ 1,150,811

For the year ended December 31, 2022, there was an increase of $5,000 to the allowance for credit losses on loans for the Company's off-balance sheet credit exposures, compared to the year ended December 31, 2021. The allowance for losses for the Company's off-balance sheet credit exposures was $820,000 and $815,000 at December 31, 2022 and December 31, 2021, respectively. The increase in the allowance for credit losses for off-balance sheet credit exposures for the year ended December 31, 2022 was driven by an increase in loss factors as a result of a slowing economic outlook, partially offset by a decrease in loan commitments.

16) Earnings Per Share

Basic earnings per common share is computed by dividing net income, less dividends and discount accretion on preferred stock, by the weighted average common shares outstanding. Diluted earnings per share reflect potential dilution from outstanding stock options using the treasury stock method. There were 1,325,948 stock options for the year ended December 31, 2022, considered to be antidilutive and excluded from the computation of diluted earnings per share. There were 1,058,250 stock options for the year ended December 31, 2021, considered to be antidilutive and excluded from the computation of diluted earnings per share. There were 1,524,757 stock options for the year ended December 31, 2020, considered to be antidilutive and excluded from the computation of diluted earnings per share. A reconciliation of these factors used in computing basic and diluted earnings per common share is as follows:

	Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands, except per share amounts)		
Net income	$ 66,555	$ 47,700	$ 35,299
Weighted average common shares outstanding for basic earnings per common share	60,602,962	60,133,821	59,478,343
Dilutive potential common shares	487,328	555,241	690,796
Shares used in computing diluted earnings per common share	61,090,290	60,689,062	60,169,139
Basic earnings per share	$ 1.10	$ 0.79	$ 0.59
Diluted earnings per share	$ 1.09	$ 0.79	$ 0.59

17) Capital Requirements

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements and operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and HBC must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Company's consolidated capital ratios and the HBC's capital ratios exceeded the regulatory guidelines for a well-capitalized financial institution under the Basel III regulatory requirements at December 31, 2022. There are no conditions or events since December 31, 2022, that management believes have changed the categorization of the Company or HBC as "well-capitalized."

As permitted by the interim final rule issued on March 27, 2020 by our federal regulatory agency, we elected the option to delay the estimated impact of the adoption of the CECL Standard in our regulatory capital for two years. This two-year delay is in addition to the three-year transition period the agency had already made available. The adoption delayed the effects of CECL on our regulatory capital through the end of 2021. The effects are being phased-in over a three-year period from January 1, 2022 through December 31, 2024, with 75% recognized in 2022, 50% recognized in 2023, and 25% recognized in 2024. Under the interim final rule, the amount of adjustments to regulatory capital deferred until the phase-in period includes both the initial impact of adoption of the CECL Standard at January 1, 2020 and 25% of subsequent changes in our allowance for credit losses during each quarter of the two-year period ending December 31, 2021.

Quantitative measures established by regulation to help ensure capital adequacy require the Company and HBC to maintain minimum amounts and ratios (set forth in the tables below) of total, Tier 1 capital, and common equity Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that, as of December 31, 2022 and December 31, 2021, the Company and HBC met all capital adequacy guidelines to which they were subject.

The Company's consolidated capital amounts and ratios are presented in the following table, together with capital adequacy requirements, under the Basel III regulatory requirements as of December 31, 2022, and December 31, 2021.

| | Actual | | Required For Capital Adequacy Purposes Under Basel III | |
	Amount	Ratio	Amount	Ratio (1)
	(Dollars in thousands)			
As of December 31, 2022				
Total Capital	$ 554,810	14.8 %	$ 393,461	10.5 %
(to risk-weighted assets)				
Tier 1 Capital	$ 475,609	12.7 %	$ 318,516	8.5 %
(to risk-weighted assets)				
Common Equity Tier 1 Capital	$ 475,609	12.7 %	$ 262,307	7.0 %
(to risk-weighted assets)				
Tier 1 Capital	$ 475,609	9.2 %	$ 207,852	4.0 %
(to average assets)				

(1) Includes 2.5% capital conservation buffer, except the Tier 1 Capital to average assets ratio.

| | Actual | | Required For Capital Adequacy Purposes Under Basel III | |
	Amount	Ratio	Amount	Ratio (1)
	(Dollars in thousands)			
As of December 31, 2021				
Total Capital	$ 506,209	14.4 %	$ 369,711	10.5 %
(to risk-weighted assets)				
Tier 1 Capital	$ 433,488	12.3 %	$ 299,290	8.5 %
(to risk-weighted assets)				
Common Equity Tier 1 Capital	$ 433,488	12.3 %	$ 246,474	7.0 %
(to risk-weighted assets)				
Tier 1 Capital	$ 433,488	7.9 %	$ 220,193	4.0 %
(to average assets)				

(1) Includes 2.5% capital conservation buffer, except the Tier 1 Capital to average assets ratio.

HBC's actual capital amounts and ratios are presented in the following table, together with capital adequacy requirements, under the Basel III regulatory requirements as of December 31, 2022, and December 31, 2021.

	Actual		To Be Well-Capitalized Under Basel III PCA Regulatory Requirements		Required For Capital Adequacy Purposes Under Basel III	
	Amount	Ratio	Amount	Ratio	Amount	Ratio (1)
			(Dollars in thousands)			
As of December 31, 2022						
Total Capital (to risk-weighted assets)	$ 532,576	14.2 %	$ 374,572	10.0 %	$ 393,301	10.5 %
Tier 1 Capital (to risk-weighted assets)	$ 492,725	13.2 %	$ 299,658	8.0 %	$ 318,387	8.5 %
Common Equity Tier 1 Capital (to risk-weighted assets)	$ 492,725	13.2 %	$ 243,472	6.5 %	$ 262,201	7.0 %
Tier 1 Capital (to average assets)	$ 492,725	9.5 %	$ 259,740	5.0 %	$ 207,792	4.0 %

(1) Includes 2.5% capital conservation buffer, except the Tier 1 Capital to average assets ratio.

	Actual		To Be Well-Capitalized Under Basel III PCA Regulatory Requirements		Required For Capital Adequacy Purposes Under Basel III	
	Amount	Ratio	Amount	Ratio	Amount	Ratio (1)
			(Dollars in thousands)			
As of December 31, 2021						
Total Capital (to risk-weighted assets)	$ 484,382	13.8 %	$ 351,839	10.0 %	$ 369,431	10.5 %
Tier 1 Capital (to risk-weighted assets)	$ 451,586	12.8 %	$ 281,471	8.0 %	$ 299,063	8.5 %
Common Equity Tier 1 Capital (to risk-weighted assets)	$ 451,586	12.8 %	$ 228,695	6.5 %	$ 246,287	7.0 %
Tier 1 Capital (to average assets)	$ 451,586	8.2 %	$ 275,109	5.0 %	$ 220,087	4.0 %

(1) Includes 2.5% capital conservation buffer, except the Tier 1 Capital to average assets.

The Subordinated Debt, net of unamortized issuance costs, totaled $39,350,000 at December 31, 2022, and qualifies as Tier 2 capital for the Company under the guidelines established by the Federal Reserve Bank.

Under California General Corporation Law, the holders of common stock are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available. The California Financial Code provides that a state licensed bank may not make a cash distribution to its shareholders in excess of the lesser of the following: (i) the bank's retained earnings; or (ii) the bank's net income for its last three fiscal years, less the amount of any distributions made by the bank to its shareholders during such period. However, a bank, with the prior approval of the Commissioner of the California Department of Financial Protection and Innovation ("DFPI") may make a distribution to its shareholders of an amount not to exceed the greater of (i) a bank's retained earnings; (ii) its net income for its last fiscal year; or (iii) its net income for the current fiscal year. Also with the prior approval of the Commissioner of the DFPI and the shareholders of the bank, the bank may make a distribution to its shareholders, as a reduction in capital of the bank. In the event that the Commissioner determines that the shareholders' equity of a bank is inadequate or that the making of a distribution by a bank would be unsafe or unsound, the Commissioner may order a bank to refrain from making such a proposed distribution. As of December 31, 2022, HBC would not be required to obtain regulatory approval, and the amount available for cash dividends is $17,140,000. Similar restrictions applied to the amount and sum of loan advances and other transfers of funds from HBC to the parent company. HBC distributed to HCC dividends of $32,000,000 for both years ended

December 31, 2022 and 2021.

18) Revenue Recognition

On January 1, 2018, the Company adopted ASU No. 2014-09 *(Topic 606)* and all subsequent ASUs that modified Topic 606. Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. In addition, certain noninterest income streams such as fees associated with mortgage servicing rights, financial guarantees, gain on sale of securities, bank-owned life insurance, gain on sales of SBA loans, and certain credit card fees are also not in scope of the new guidance. Topic 606 is applicable to noninterest revenue streams such as deposit related fees, interchange fees, and merchant income. However, the recognition of these revenue streams did not change significantly upon adoption of Topic 606. Substantially all of the Company's revenue is generated from contracts with customers. The following noninterest income revenue streams are in-scope of Topic 606:

Service charges and fees on deposit accounts consist of account analysis fees (i.e., net fees earned on analyzed business and public checking accounts), monthly service fees, check orders, and other deposit account related fees. We sometimes charge customers fees that are not specifically related to the customer accessing its funds, such as account maintenance or dormancy fees. The amount of deposit fees assessed varies based on a number of factors, such as the type of customer and account, the quantity of transactions, and the size of the deposit balance. We charge, and in some circumstances do not charge, fees to earn additional revenue and influence certain customer behavior. An example would be where we do not charge a monthly service fee, or do not charge for certain transactions, for customers that have a high deposit balance. Deposit fees are considered either transactional in nature (such as wire transfers, nonsufficient fund fees, and stop payment orders) or non-transactional (such as account maintenance and dormancy fees). These fees are recognized as earned or as transactions occur and services are provided. Check orders and other deposit account related fees are largely transactional based and, therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts.

The Company currently accounts for sales of foreclosed assets in accordance with Topic 360-20. In most cases the Company will seek to engage a real estate agent for the sale of foreclosed assets immediately upon foreclosure. However, in some cases, where there is clear demand for the property in question, the Company may elect to allow for a marketing period on no more than six months to attempt a direct sale of the property. We generally recognize the sale, and any associated gain or loss, of a real estate property when control of the property transfers. Any gains or losses from the sale are recorded to noninterest income/expense.

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Noninterest Income In-scope of Topic 606:			
Service charges and fees on deposit accounts	$ 4,640	$ 2,488	$ 2,859
Gain on the disposition of foreclosed assets	—	—	791
Total noninterest income in-scope of Topic 606	4,640	2,488	3,650
Noninterest Income Out-of-scope of Topic 606	5,471	7,200	6,272
Total noninterest income	$ 10,111	$ 9,688	$ 9,922

19) Noninterest Expense

The following table indicates the various components of the Company's noninterest expense in each category for the periods indicated:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Salaries and employee benefits	$ 55,331	$ 51,862	$ 50,927
Occupancy and equipment	9,639	9,038	8,018
Professional fees	5,015	5,901	5,338
Insurance expense	4,958	3,270	2,286
Amortization of intangible assets	2,635	2,996	3,751
Data processing	2,482	2,146	2,770
Reserve for litigation	—	4,500	—
Other	14,799	13,364	16,421
Total noninterest expense	$ 94,859	$ 93,077	$ 89,511

The following table presents the merger-related costs by category for the periods indicated:

	For the Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Salaries and employee benefits	$ —	$ —	$ 356
Other	—	27	2,245
Total merger-related costs	$ —	$ 27	$ 2,601

20) Business Segment Information

The following presents the Company's operating segments. The Company operates through two business segments: Banking segment and Factoring segment. Transactions between segments consist primarily of borrowed funds. Intersegment interest expense is allocated to the Factoring segment based on the Company's prime rate and funding costs. The provision for credit losses on loans is allocated based on the segment's allowance for credit losses on loans determination which considers the effects of charge-offs. Noninterest income and expense directly attributable to a segment are assigned to it. Taxes are paid on a consolidated basis and allocated for segment purposes. The Factoring segment includes only factoring originated by Bay View Funding.

	Year Ended December 31, 2022		
	Banking (1)	Factoring	Consolidated
	(Dollars in thousands)		
Interest income	$ 176,010	$ 12,818	$ 188,828
Intersegment interest allocations	1,441	(1,441)	—
Total interest expense	8,948	—	8,948
Net interest income	168,503	11,377	179,880
Provision for (recapture of) credit losses on loans	526	240	766
Net interest income after provision	167,977	11,137	179,114
Noninterest income	9,722	389	10,111
Noninterest expense	88,531	6,328	94,859
Intersegment expense allocations	524	(524)	—
Income before income taxes	89,692	4,674	94,366
Income tax expense	26,429	1,382	27,811
Net income	$ 63,263	$ 3,292	$ 66,555
Total assets	$ 5,062,943	$ 94,637	$ 5,157,580
Loans, net of deferred fees	$ 3,219,287	$ 79,263	$ 3,298,550
Goodwill	$ 154,587	$ 13,044	$ 167,631

(1) Includes the holding company's results of operations.

	Year Ended December 31, 2021		
	Banking (1)	Factoring	Consolidated
	(Dollars in thousands)		
Interest income	$ 141,772	$ 11,484	$ 153,256
Intersegment interest allocations	868	(868)	—
Total interest expense	7,131	—	7,131
Net interest income	135,509	10,616	146,125
Provision (recapture) for credit losses on loans	(2,926)	(208)	(3,134)
Net interest income after provision	138,435	10,824	149,259
Noninterest income	8,651	1,037	9,688
Noninterest expense	87,466	5,611	93,077
Intersegment expense allocations	410	(410)	—
Income before income taxes	60,030	5,840	65,870
Income tax expense	16,444	1,726	18,170
Net income	$ 43,586	$ 4,114	$ 47,700
Total assets	$ 5,424,350	$ 75,059	$ 5,499,409
Loans, net of deferred fees	$ 3,034,097	$ 53,229	$ 3,087,326
Goodwill	$ 154,587	$ 13,044	$ 167,631

(1) Includes the holding company's results of operations.

	Year Ended December 31, 2020		
	Banking (1)	Factoring	Consolidated
	(Dollars in thousands)		
Interest income	$ 139,744	$ 10,727	$ 150,471
Intersegment interest allocations	923	(923)	—
Total interest expense	8,581	—	8,581
Net interest income	132,086	9,804	141,890
Provision for credit losses on loans	12,928	305	13,233
Net interest income after provision	119,158	9,499	128,657
Noninterest income	9,277	645	9,922
Noninterest expense(2)	83,149	9,362	89,511
Intersegment expense allocations	404	(404)	—
Income before income taxes	45,690	3,378	49,068
Income tax expense	12,770	999	13,769
Net income	$ 32,920	$ 2,379	$ 35,299
Total assets	$ 4,567,239	$ 66,875	$ 4,634,114
Loans, net of deferred fees	$ 2,572,060	$ 47,201	$ 2,619,261
Goodwill	$ 154,587	$ 13,044	$ 167,631

(1) Includes the holding company's results of operations.
(2) The banking segment's noninterest expense includes merger-related costs of $2,601,000.

21) Parent Company only Condensed Financial Information

The condensed financial statements of Heritage Commerce Corp (parent company only) are as follows:

Condensed Balance Sheets

	December 31,	
	2022	**2021**
	(Dollars in thousands)	
Assets		
Cash and cash equivalents	$ 20,974	$ 19,487
Investment in subsidiary bank	649,545	616,108
Other assets	1,549	2,685
Total assets	$ 672,068	$ 638,280
Liabilities and Shareholders' Equity		
Subordinated debt, net of issuance costs	$ 39,350	$ 39,925
Other liabilities	262	327
Shareholders' equity	632,456	598,028
Total liabilities and shareholders' equity	$ 672,068	$ 638,280

Condensed Statements of Operations

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Dividend from subsidiary bank	$ 32,000	$ 32,000	$ 32,000
Interest expense	(2,179)	(2,314)	(2,321)
Other expenses	(3,675)	(3,929)	(3,263)
Income before income taxes and equity in net income of subsidiary bank	26,146	25,757	26,416
Equity in undistributed net income of subsidiary bank	38,702	20,127	7,255
Income tax benefit	1,707	1,816	1,628
Net income	$ 66,555	$ 47,700	$ 35,299

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Cash flows from operating activities:			
Net Income	$ 66,555	$ 47,700	$ 35,299
Adjustments to reconcile net income to net cash provided by operations:			
Amortization of restricted stock awards, net	2,583	1,940	1,689
Equity in undistributed net income of subsidiary bank	(38,702)	(20,127)	(7,255)
Net change in other assets and liabilities	1,222	(603)	(250)
Net cash provided by operating activities	31,658	28,910	29,483
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	39,274	—	—
Repayment of long-term debt	(40,000)	—	—
Payment of cash dividends	(31,495)	(31,270)	(31,079)
Proceeds from exercise of stock options	2,050	1,469	1,714
Net cash used in financing activities	(30,171)	(29,801)	(29,365)
Net increase (decrease) in cash and cash equivalents	1,487	(891)	118
Cash and cash equivalents, beginning of year	19,487	20,378	20,260
Cash and cash equivalents, end of year	$ 20,974	$ 19,487	$ 20,378

22) Subsequent Events

On January 26, 2023, the Company announced that its Board of Directors declared a $0.13 per share quarterly cash dividend to holders of common stock. The dividend was payable on February 23, 2023 to shareholders of record on February 9, 2023.

Exhibit 31.1

**CERTIFICATIONS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
REGARDING THE ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2022**

I, Robertson Clay Jones, certify that:

1.   I have reviewed this Annual Report on Form 10-K for the Year Ended December 31, 2022 of Heritage Commerce Corp;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


/s/ ROBERTSON CLAY JONES
_____
Robertson Clay Jones
President and Chief Executive Officer
Heritage Commerce Corp


Date: March 8, 2023

Exhibit 31.2

**CERTIFICATIONS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
REGARDING THE ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2022**

I, Lawrence D. McGovern, certify that:

1.   I have reviewed this Annual Report on Form 10-K for the Year Ended December 31, 2022 of Heritage Commerce Corp;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ LAWRENCE D. MCGOVERN

Lawrence D. McGovern
Executive Vice President and Chief Financial Officer
Heritage Commerce Corp

Date: March 8, 2023

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
REGARDING THE ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2022**

In connection with the Annual Report of Heritage Commerce Corp (the "Company") on Form 10-K for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robertson Clay Jones, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ ROBERTSON CLAY JONES
Robertson Clay Jones
President and Chief Executive Officer
Heritage Commerce Corp


March 8, 2023

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
REGARDING THE ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2022**

In connection with the Annual Report of Heritage Commerce Corp (the "Company") on Form 10-K for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Lawrence D. McGovern, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ LAWRENCE D. MCGOVERN

Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

March 8, 2023   Heritage Commerce Corp

(This page has been left blank intentionally.)

Corporate Information

Board of Directors

Jack W. Conner, Chair
Ranson W. Webster, Vice Chair
Julianne M. Biagini-Komas
Bruce H. Cabral
Jason DiNapoli
Stephen G. Heitel
Kamran F. Husain
Robertson Clay Jones
Walter T. Kaczmarek*
Robert T. Moles*
Marina H. Park Sutton
Laura Roden

Executive Management

Robertson Clay Jones
President and Chief Executive Officer

Margo G. Butsch
Executive Vice President
Chief Credit Officer

Janice Y. Coonley
Executive Vice President
Chief People and Diversity Officer

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer

Teresa L. Powell
Executive Vice President
HOA & Deposit Services

Deborah K. Reuter
Executive Vice President
Chief Risk Officer &
Corporate Secretary

Glen E. Shu
Executive Vice President
President of Specialty Finance Group

Sachin M. Vaidya
Executive Vice President
Chief Information Officer

Dustin M. Warford
Executive Vice President
Community Business Banking
President

May K. Y. Wong
Executive Vice President
Controller

Subsidiary Bank Offices
Heritage Bank of Commerce

San Jose Main
224 Airport Parkway, Suite 100
San Jose, CA 95110
408.947.6900

Danville
387 Diablo Road
Danville, CA 94526
925.314.2851

Fremont
3137 Stevenson Boulevard
Fremont, CA 94538
510.445.0400

Gilroy
7598 Monterey Street, Suite 110
Gilroy, CA 95020
408.842.8310

Hollister
351 Tres Pinos Road, Suite 102A
Hollister, CA 95023
831.637.2152

Livermore
1987 First Street
Livermore, CA 94550
925.791.4360

Los Altos
419 S. San Antonio Road
Los Altos, CA 94022
650.941.9300

Los Gatos
15575 Los Gatos Boulevard,
Suite B
Los Gatos, CA 95032
408.356.6190

Morgan Hill
18625 Sutter Boulevard, Suite 100
Morgan Hill, CA 95037
408.778.2320

Oakland
1111 Broadway, Suite 1650
Oakland, CA 94607
510-869-7000

Palo Alto
325 Lytton Avenue, Suite 100
Palo Alto, CA 94301
650.321.0500

Pleasanton
300 Main Street
Pleasanton, CA 94566
925.314.2876

Redwood City
2400 Broadway, Suite 100
Redwood City, CA 94063
650.298.7000

Sunnyvale**
333 W. El Camino Real, Suite 150
Sunnyvale, CA 94087
650.919.2159

San Francisco
120 Kearny Street, Suite 2300
San Francisco, CA 94108
415.229.8400

San Mateo
400 S. El Camino Real, Suite 150
San Mateo, CA 94402
650.645.6480

San Rafael
999 Fifth Avenue, Suite 100
San Rafael, CA 94901
415.456.6000

Walnut Creek
1990 N. California Boulevard,
Suite 100
Walnut Creek, CA 94596
925.287.4818

Bay View Funding

Administrative Office
224 Airport Parkway, Suite 200
San Jose, CA 95110
650.294.6600

Heritage Commerce Corp Investor Relations Contact

Deborah K. Reuter
Executive Vice President
Chief Risk Officer &
Corporate Secretary
408.947.6900

Transfer Agent

Equiniti Trust Company
EQ Shareowner Services
1110 Centre Pointe Curve,
Suite 101
Mendota Heights, MN 55120
800.468.9716

Independent Auditors

Crowe LLP
One Mid America Plaza, Suite 500
Oak Brook Terrace, IL 60181
630.574.7878

Corporate Counsel

Buchalter
A Professional Corporation
1000 Wilshire Boulevard,
Suite 1500
Los Angeles, CA 90017
213.891.0700



San Rafael
Walnut Creek
Danville
Oakland
San Francisco
Livermore
Pleasanton
San Mateo
Fremont
Redwood City
Palo Alto
Los Altos
Sunnyvale
San Jose
Los Gatos
Morgan Hill
Gilroy
Hollister
18 Branch Locations**

*Not standing for election at the Annual Meeting of Shareholders.
** The Sunnyvale branch office will be closing April 28, 2023.

To get further information on Heritage Commerce Corp, or to receive regular financial updates, please visit our website at **HeritageCommerceCorp.com** and click on *"Information Request."*

Member FDIC



224 Airport Parkway | San Jose, CA 95110 | 408.947.6900

HeritageCommerceCorp.com